Exhibit 99.1

Execution version

SUSTAINABILITY LINKED
THIRD AMENDED AND RESTATED CREDIT AGREEMENT

DATED AS OF MAY 27, 2022

COLLIERS INTERNATIONAL GROUP INC.

AS A CANADIAN BORROWER

AND

THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES HEREOF

AS BORROWERS AND GUARANTORS

AND

THE BANKS NAMED ON THE EXECUTION PAGES HEREOF

AS LENDERS

BANK OF MONTREAL

AS ADMINISTRATION AGENT AND CANADIAN ADMINISTRATION AGENT

BMO CAPITAL MARKETS

AS SOLE BOOKRUNNER, CO-LEAD ARRANGER AND SUSTAINABILITY STRUCTURING AGENT

AND

BANK OF MONTREAL, CHICAGO BRANCH

AS U.S. ADMINISTRATION AGENT

AND

BANK OF MONTREAL, LONDON BRANCH

AS EUROPEAN ADMINISTRATION AGENT

AND

HSBC BANK AUSTRALIA LIMITED

AS AUSTRALIAN ADMINISTRATION AGENT

AND

HSBC BANK CANADA, MIZUHO BANK, LTD., TD SECURITIES,
JPMORGAN CHASE BANK, N.A. AND U.S. BANK NATIONAL ASSOCIATION

AS CO-LEAD ARRANGERS AND CO-SYNDICATION AGENTS

AND

BANK OF AMERICA, N.A., CANADA BRANCH, THE BANK OF NOVA SCOTIA AND
CANADIAN IMPERIAL BANK OF COMMERCE

AS CO-DOCUMENTATION AGENTS

TABLE OF CONTENTS

Article 1 – DEFINITIONS		3

1.1	Definitions	3
1.2	References	40
1.3	Interpretation	40
1.4	Headings and Table of Contents	41
1.5	Accounting Terms	41
1.6	Currency Calculations	42
1.7	Interest Rates; Benchmark Notification	42
1.8	Recitals	42
1.9	Schedules	42
1.10	Precedence	42
1.11	Dutch Terms	43

Article 2 – FACILITIES		44

2.1	The Credit Facilities	44
2.2	Notice and Revolving Nature of Borrowings	44
2.3	Conversion	50
2.4	Making Borrowings	50
2.5	Participation of Each Lender; Defaulting Lender	52
2.6	Bankers’ Acceptances and Existing Euribor Loans	53
2.7	Acceptance Date Procedure	56
2.8	Purchase of Bankers’ Acceptances	57
2.9	Payment of Bankers’ Acceptances	57
2.10	Set-Off and Netting	57
2.11	Letters of Credit	58
2.12	Use of Proceeds	61
2.13	Incremental Facility	61
2.14	Banking Services	63
2.15	Applicable Foreign Borrower Sublimits and U.S. Borrower Sublimits	63
2.16	Currency Restrictions	63

Article 3 – REPAYMENT AND ACCOUNTS		64

3.1	Repayment	64
3.2	Accounts kept by the Canadian Agent	64
3.3	Accounts kept by the Canadian Swingline Lenders	64
3.4	Accounts kept by the U.S. Agent	64
3.5	Accounts kept by the U.S. Swingline Lender and the U.S. Sweep Depositary	65
3.6	Accounts kept by the European Agent	65
3.7	[intentionally deleted]	65
3.8	[intentionally deleted]	65
3.9	Accounts kept by the Australian Agent	65
3.10	Accounts kept by the Australian Swingline Lender	66
3.11	Accounts kept by each Canadian Lender	66
3.12	Accounts kept by each U.S. Lender	66
3.13	Accounts kept by each Colliers EMEA Lender	66
3.14	Accounts kept by each UK Lender	66
3.15	Accounts kept by each Australian Lender	67
3.16	Promissory Notes	67
3.17	Excess Resulting from Exchange Rate Change	67
3.18	Currency	68

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Article 4 – INTEREST, ACCEPTANCE FEE, LETTER OF CREDIT FEE AND COMMITMENT FEES		69

4.1	Interest on SOFR Loans, SONIA Loans, Euribor Loans and Australian Bank Bill Rate Loans	69
4.2	Interest on U.S. Base Rate Loans	72
4.3	Interest on Canadian Prime Rate Loans	72
4.4	Interest on U.S. Prime Rate Loans	73
4.5	Interest on Australian Base Rate Loans	73
4.6	SOFR Interest Period / SONIA Interest Period / Euribor Interest Period / Australian Bank Bill Rate Interest Periods	74
4.7	Interest on Overdue Amounts	75
4.8	Acceptance Fee	75
4.9	Commitment Fees	75
4.10	Letter of Credit Fronting Fee	76
4.11	Effective Date for Changes in Applicable Margins	77
4.12	Interest Act Waiver	77
4.13	CDOR Discontinuation	77
4.14	Sustainability Adjustments	78

Article 5 – CONDITIONS PRECEDENT		83

5.1	Conditions Precedent to Effectiveness of this Agreement	83
5.2	Conditions Precedent to Subsequent Borrowings	84
5.3	Conditions Precedent to Borrowings to Make Acquisitions	84

Article 6 – PREPAYMENT, CANCELLATION, REALLOCATION, MANDATORY APPLICATION OF CASH PROCEEDS		85

6.1	Prepayment and Cancellation	85
6.2	Notice	86
6.3	Status of Lender	86
6.4	Fees	86
6.5	Mandatory Application of Cash Proceeds	86
6.6	Reallocation	87

Article 7 – SPECIAL SOFR, SONIA, EURIBOR, AUSTRALIAN BANK BILL RATE AND INCREASED COST PROVISIONS		87

7.1	Benchmark Replacement Setting	87
7.2	Increased Cost	90
7.3	Illegality	91
7.4	Indemnity	91
7.5	Other Increased Costs or Reductions in Return	92
7.6	Additional Cost in Respect of Tax; UK and Australian Tax Matters	93
7.7	Claims under Section 7.6	107
7.8	Tax Receipts	107
7.9	FATCA Information	107
7.10	FATCA Deduction	108
7.11	Internal Revenue Service Forms	108
7.12	Change in Law; Lending Office	109

Article 8 – REPRESENTATIONS, WARRANTIES & COVENANTS		109

8.1	Representations and Warranties	109
8.2	Positive Covenants	114

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8.3	Negative Covenants	119
8.4	Financial Covenants	125

Article 9 – EVENTS OF DEFAULT		125

9.1	Events of Default	125
9.2	Bankruptcy Exception	129
9.3	Continuing Guarantees	129
9.4	Remedies Not Exclusive	129
9.5	Set Off	129
9.6	Sustainability Certificate Non-Delivery and No Pricing Adjustment	130

Article 10 – PAYMENTS		130

10.1	Payments to Agents/Swingline Lenders	130
10.2	Payments by Lenders to Agents	135
10.3	Payments by Agents to Borrowers	135
10.4	Distribution to Lenders and Application of Payments	135
10.5	No Set Off or Counterclaim	136
10.6	Non Receipt By Agents	136
10.7	When Due Date Not Specified	136
10.8	Agents’ Authority to Debit	136

Article 11 – EXPENSES		137

11.1	Payment of Expenses	137
11.2	Survival	138
11.3	Environmental Indemnity	138

Article 12 – FEES		139

12.1	Agency, Arrangement and other Fees	139
12.2	Miscellaneous	139

Article 13 – THE AGENTS		140

13.1	Agents	140
13.2	Agents’ Responsibility	140
13.3	Agents’ Duties	141
13.4	Protection of Agents	142
13.5	Indemnification of Agents	142
13.6	Termination or Resignation of Agent	143
13.7	Rights of an Agent as Lender	143
13.8	Authorized Waivers, Variations and Omissions	143
13.9	Financial Information Concerning the Borrowers or Guarantors	145
13.10	Knowledge of Financial Situation of Borrowers	145
13.11	Legal Proceedings	145
13.12	Capacity as Agent	145
13.13	Deposits or Loans Respecting the Borrowers	145
13.14	Separate Administration Agent	145
13.15	Agent Titles	146
13.16	Parallel Debt Obligations	146
13.17	Erroneous Payments.	147

Article 14 – ASSIGNMENTS AND TRANSFERS		148

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14.1	Benefit of Agreement	148
14.2	Assignments and Transfers by a Borrower or a Guarantor	149
14.3	Assignments and Transfers by a Lender	149
14.4	Transfer Certificate	151
14.5	Notice	151
14.6	Sub-Participations	151
14.7	Disclosure	152
14.8	Assignment to Federal Reserve Bank	152
14.9	Assignment of Swingline Loans and Commitments	152

Article 15 – GOVERNING LAW, COURTS AND JUDGMENT CURRENCY		152

15.1	Governing Law	152
15.2	Courts	152
15.3	Judgment Currency	153

Article 16 – MISCELLANEOUS		153

16.1	Equal Ranking of Lenders	153
16.2	Sharing of Information	154
16.3	Severability	154
16.4	Remedies and Waivers	154
16.5	Direct Obligation	154
16.6	Notices	154
16.7	Counterparts	155
16.8	Calculation/Limit on Rate of Interest	155
16.9	USA Patriot Act Notice	156
16.10	Canadian Anti-Money Laundering Legislation.	156
16.11	Know Your Customer	157
16.12	Australian Anti-Money Laundering Legislation	157
16.13	[Intentionally deleted]	157
16.14	Acknowledgement and Consent to Bail-In of Affected Financial Institutions.	157
16.15	Borrower Acknowledgement	158
16.16	Acknowledgement Regarding Any Supported QFCs	158
16.17	Waiver of Jury Trial	159

Article 17 AMENDMENT AND RESTATEMENT		159

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SCHEDULES

“A”	Unrestricted Entities
“B”	Form of Repayment Notice
“C”	Form of Transfer Certificate
“D”	Form of Conversion Notice
“E”	Form of Drawdown Notice
“F”	Details of Issue
“G”	Form of Compliance Certificate
“H”-1	Canadian Commitments
“H-2”	U.S. Commitments
“H-3”	UK Commitments
“H-4”	Colliers EMEA Commitments
“H-5”	Australian Commitments
“H-6”	Total Commitments
“I”	Form of Officer’s Certificate Re: Acquisition Facility
“J”	Permitted Encumbrances
“K”	Form of [U.S.] [UK] [Colliers EMEA] [Australian] Promissory Note
“L”	Form of Sustainability Certificate
“M”	Baseline Sustainability Levels

SUSTAINABILITY LINKED
THIRD AMENDED AND RESTATED CREDIT AGREEMENT

DATED AS OF MAY 27, 2022

AMONG:

COLLIERS INTERNATIONAL GROUP INC., a corporation duly organized and existing under the laws of Ontario (the “Canadian Borrower”),

AND:

COLLIERS MACAULAY NICOLLS INC., a corporation duly organized and existing under the laws of Ontario (“CMN”),

AND:

COLLIERS INTERNATIONAL HOLDINGS (USA), INC., a corporation duly organized and existing under the laws of the State of Delaware (the “U.S. Borrower”),

AND:

GLOBESTAR LIMITED, a company incorporated in England and Wales with company number 05159841 (the “UK Borrower”),

AND:

COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, a company incorporated in England and Wales with company number 10053084 (“Colliers EMEA”),

AND:

COÖPERATIE CMN NETHERLANDS HOLDCO U.A., a cooperative with excluded liability (coöperatie met uitgesloten aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Eindhoven, the Netherlands and registered with the Dutch trade register under number 51267713 (the “Dutch Borrower”),

AND:

COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED ACN 008 178 238, a corporation duly incorporated and existing under the laws of Australia (the “Australian Borrower”),

AND:

THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES HEREOF, as Guarantors,

AND:

THE BANKS NAMED ON THE EXECUTION PAGES HEREOF, as Lenders,

AND:

BANK OF MONTREAL, as Administration Agent and Canadian Administration Agent

1

AND:

BANK OF MONTREAL, CHICAGO BRANCH, as U.S. Administration Agent,

AND:

BANK OF MONTREAL, LONDON BRANCH, as European Agent,

AND:

HSBC BANK AUSTRALIA LIMITED, as Australian Agent,

AND:

BMO CAPITAL MARKETS, as Sustainability Structuring Agent.

WHEREAS the Canadian Borrower, the U.S. Borrower, the UK Borrower, Dutch Borrower and the Australian Borrower (collectively, the “Original Borrowers”), certain subsidiaries named on the execution pages thereof (together with the Original Borrowers, collectively, the “Original Credit Parties”), the Agents (as defined therein) and the banks named on the execution pages thereof, as lenders (the “Original Lenders”) entered into a credit agreement dated as of June 1, 2015 (the “Original Credit Agreement”), pursuant to which the Original Lenders granted certain Facilities (as defined therein) to the Original Borrowers, upon and subject to the terms and conditions contained in the Original Credit Agreement;

AND WHEREAS, the Original Credit Parties and certain additional Guarantors (collectively, the “First Amendment Credit Parties”), the Agents (as defined therein) and the Original Lenders entered into an amended and restated credit agreement dated as of January 18, 2017 (the “First Amended and Restated Credit Agreement”), to amend and restate the Original Credit Agreement to provide for, among other things, an increase in the commitments and a release of certain collateral security held by the Agents or the Lenders;

AND WHEREAS, the First Amendment Credit Parties, the Agents (as defined therein) and the Original Lenders entered into a second amended and restated credit agreement dated as of April 19, 2018 (as amended from time to time, the “Second Amended and Restated Credit Agreement”), to amend and restate the First Amended and Restated Credit Agreement to provide for, among other things, a further increase in the commitments;

AND WHEREAS, the Canadian Borrower has requested that the Second Amended and Restated Credit Agreement be amended and restated in its entirety as of the Effective Date to provide for, among other things, a further increase in the commitments;

AND WHEREAS, the Lenders (as hereinafter defined) have agreed, subject to the terms and conditions set forth herein, to amend and restate the Second Amended and Restated Credit Agreement as of the Effective Date, to grant the Facilities (as hereinafter defined);

NOW THEREFORE in consideration of the respective covenants of the parties contained herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) the parties agree as follows:

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Article 1
– DEFINITIONS

1.1	Definitions

In this Agreement, unless the context otherwise requires, the terms defined in the introduction of the parties and the recitals shall have, as herein used, the same meanings and:

“2021 Baseline Report” means a report delivered by the Canadian Borrower pursuant to Section 8.2(h)(iv) that sets forth the calculations for the Baseline GHG Emission Intensity and the Baseline Percentage of Women in Management Roles, verified by the applicable Sustainability Auditor on a limited assurance basis.

“Absolute GHG Emissions” means, for any period, the total aggregate amount of Scope 1 Emissions and Scope 2 Emissions for such period, which, for greater certainty, will not include the purchase of carbon offsets.

“Acceptance Date” means any Business Day on which a Bankers’ Acceptance is or is requested to be issued hereunder.

“Acceptance Fee” means in respect of any Bankers’ Acceptance outstanding at any time on or after the Effective Date the Acceptance Fees described in the definition of Applicable Margin.

“Accommodation” has the meaning ascribed thereto in Section 7.5(a).

“Accounts” means the accounts kept by the Administration Agent, the Canadian Agent, the Canadian Swingline Lenders, the U.S. Agent, the U.S. Swingline Lender, the U.S. Sweep Depositary, the European Agent, the Australian Agent, the Australian Swingline Lender, as the case may be, pursuant to Section 3.2, 3.3, 3.4, 3.5, 3.6, 3.9 and 3.10, to record the Borrowers’ liabilities to the Agents and each Lender under this Agreement.

“Acquisition Entity” means an Eligible Business acquired by the Canadian Borrower or a Subsidiary thereof (other than Unrestricted Entities) as permitted under this Agreement.

“Acquisition Expenses” means one-time professional costs and expenses incurred by Canadian Borrower or any of its Subsidiaries in connection with the consummation of the acquisition of an Acquisition Entity.

“Additional Compensation” has the meaning ascribed thereto in Section 7.2.

“Additional Guarantors” has the meaning ascribed thereto in the recitals.

“Additional Other Compensation” has the meaning ascribed thereto in Section 7.5.

“Adjusted Daily Simple SOFR” means, for purposes of any calculation, the rate per annum equal to (a) Daily Simple SOFR for such calculation plus (b) the Daily Simple SOFR Adjustment; provided that, if the Adjusted Daily Simple SOFR as so determined shall ever be less than the Floor, then the Adjusted Daily Simple SOFR shall be deemed to be the Floor.

“Adjusted SONIA” means, for purposes of any calculation, the rate per annum equal to (a) the SONIA Rate for such calculation plus (b) the SONIA Adjustment; provided that, if the Adjusted SONIA as so determined shall ever be less than the Floor, then the Adjusted SONIA shall be deemed to be the Floor.

“Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment; provided that, if the Adjusted Term SOFR as so determined shall ever be less than the Floor, then the Adjusted Term SOFR shall be deemed to be the Floor.

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“Administration Agent” means Bank of Montreal, and its successors and assigns duly appointed in accordance with Section 13.6, acting in the capacity of administration agent for the Lenders hereunder.

“Advance” means an advance of money under the Facilities.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” means, in respect of any Person (the “first Person”), any Person which, directly or indirectly, controls or is controlled by or is under common control with the first Person; and for the purpose of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) means the power to direct, or cause to be directed, the management and policies of a Person whether through the ownership of voting shares or by contract or otherwise.

“Agents” means collectively the Administration Agent, the Canadian Agent, the U.S. Agent, the European Agent, the Australian Agent and the Sustainability Structuring Agent and “Agent” means any one of the Administration Agent, the Canadian Agent, the U.S. Agent, the European Agent, the Australian Agent or the Sustainability Structuring Agent.

“Agreed Currencies” means U.S. Dollars and each Alternative Currency.

“Agreement” means this Third Amended and Restated Credit Agreement dated as of May 27, 2022 and any future amendments, supplements or modifications to it.

“Alternative Currency” means Sterling, Euros and the Other Agreed Currencies.

“Alternative SPT Metric” has the meaning ascribed thereto in Section 4.14(c).

“AML Legislation” has the meaning ascribed thereto in Section 16.10(a).

“Amount” has the meaning ascribed thereto in Section 9.1(n)(ii)(B).

“Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction applicable to Borrowers and their Subsidiaries from time to time concerning or relating to bribery or corruption.

“Applicable Foreign Borrower” means the Australian Borrower, the UK Borrower, Colliers EMEA or the Dutch Borrower, as the context may require.

“Applicable Foreign Borrower Commitment” means the Australian Revolving Facility Commitment, the Colliers EMEA Revolving Facility Commitment or the UK Revolving Facility Commitment, as the context may require.

“Applicable Foreign Borrower LC Sublimit” has the meaning ascribed thereto in Section 2.11(a)(i).

“Applicable Law” means all laws, rules, regulations and legally binding governmental guidelines applicable to the Person and its property, conduct, transaction, agreement or matter in question, including all applicable statutory law and common law, and all provisions of constitutions, treaties, statutes, rules, regulations, orders and decrees of Governmental Authorities (having the force of law) and, with respect to any Person, such Person’s constating documents.

“Applicable Margin” means the following fees, rates and margins per annum, it being understood and agreed that the Applicable Margin with respect to Loans and Letter of Credit Fees shall be adjusted from time to time based upon the Applicable Sustainability Margin Adjustment (to be calculated and applied as set forth in Section 4.14); provided, that in no event shall the Applicable Margin, including the Applicable Sustainability Margin Adjustment, with respect to such Loans be less than zero percent per annum:

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	1. TD/CE Ratio	2. TD/CE Ratio	3. TD/CE Ratio	4. TD/CE Ratio	5. TD/CE Ratio	6. TD/CE Ratio
	<1.0:1	≥1.0:1 but <1.5: 1	≥1.5:1 but <2.0: 1	≥2.0:1 but <2.5:1	≥2.5:1 but < 3.0:1	≥ 3.0:1
Canadian Prime Rate Margin	0.125%	0.20%	0.45%	0.70%	1.00%	1.50%
U.S. Base Rate Margin	0.125%	0.20%	0.45%	0.70%	1.00%	1.50%
U.S. Prime Rate Margin	0.125%	0.20%	0.45%	0.70%	1.00%	1.50%
Australian Base Rate Margin	0.125%	0.20%	0.45%	0.70%	1.00%	1.50%
Acceptance Fee	1.125%	1.20%	1.45%	1.70%	2.00%	2.50%
SOFR Margin/SONIA Margin/Euribor Margin	1.125%	1.20%	1.45%	1.70%	2.00%	2.50%
Australian Bank Bill Rate Margin	1.125%	1.20%	1.45%	1.70%	2.00%	2.50%
Letter of Credit Fee	1.125%	1.20%	1.45%	1.70%	2.00%	2.50%
Commitment Fees	0.11%	0.15%	0.20%	0.25%	0.30%	0.35%
Changes in the Applicable Margins become effective in accordance with Section 4.11.

“Applicable Sustainability Margin Adjustment” means, for any Fiscal Year, commencing with the Fiscal Year ending December 31, 2022, with reference to the reported values of the SPT Metrics in the Sustainability Certificate delivered for the end of the most recently ended Fiscal Year, the sum of each “Adjustment to the Applicable Margin” for each SPT Metric set forth in the table below, provided that (i) the maximum cumulative increase or decrease to the Applicable Margin for all of the SPT Metrics in aggregate in any one Fiscal Year shall be five (5) basis points, and the maximum cumulative increase or decrease to the Commitment Fee for all of the SPT Metrics in aggregate in any one Fiscal Year shall be one (1) basis point and (ii) each applicable adjustment pursuant to this definition shall only apply until the date on which the next adjustment is to take place:

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SPT Metric	Fiscal Year Ending	Level	Target	Adjustment to the fees, rates and margins in the pricing grid referred to in the definition of Applicable Margin (in bps) (excluding Commitment Fees)	Adjustment to the Commitment Fees (in bps) referred to in the definition of Applicable Margin
GHG Emission Intensity (measured against Baseline GHG Emission Intensity)	December 31, 2022	I	SBTi Submission	-2.0	-0.4
		III	No SBTi Submission	2.0	0.4
	December 31, 2023	I	If GHG Emission Intensity has decreased by 8.4% or more	-2.0	-0.4
		II	If GHG Emission Intensity has decreased by less than 8.4% but 5.0% or more	-1.0	-0.2
		III	If GHG Emission Intensity has decreased by less than 5.0% or increased by less than 2.5%	No change	No change
		IV	If GHG Emission Intensity has increased by 2.5% or more but less than 8.4%	1.0	0.2
		V	If GHG Emission Intensity has increased by 8.4% or more	2.0	0.4
	December 31, 2024	I	If GHG Emission Intensity has decreased by 12.6% or more	-2.0	-0.4
		II	If GHG Emission Intensity has decreased by less than 12.6% but 7.5% or more	-1.0	-0.2
		III	If GHG Emission Intensity has decreased by less than 7.5% or increased by less than 0.0%	No change	No change
		IV	If GHG Emission Intensity has increased by 0.0% or more but less than 4.2%	1.0	0.2
		V	If GHG Emission Intensity has increased by 4.2% or more	2.0	0.4
	December 31, 2025	I	If GHG Emission Intensity has decreased by 16.8% or more	-2.0	-0.4
		II	If GHG Emission Intensity has decreased by less than 16.8% but 10.0% or more	-1.0	-0.2
		III	If GHG Emission Intensity has decreased by less than 10.0% but more than 2.5%	No change	No change
		IV	If GHG Emission Intensity has decreased by 2.5% or more but less than 0.0%	1.0	0.2
		V	If GHG Emission Intensity has increased by more than 0.0%	2.0	0.4
	December 31, 2026	I	If GHG Emission Intensity has decreased by 21.0% or more	-2.0	-0.4
		II	If GHG Emission Intensity has decreased by less than 21.0% but more than 12.5%	-1.0	-0.2
		III	If GHG Emission Intensity has decreased by less than 12.5% but 5.0% or more	No change	No change
		IV	If GHG Emission Intensity has decreased by less than 5.0% but more than 4.2%	1.0	0.2
		IV	If GHG Emission Intensity has decreased by 4.2% or less	2.0	0.4

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Percentage of Women in Management Roles	December 31, 2022	I	Percentage of Women in Management Roles is 37% or more	-2.0	-0.4
		II	Percentage of Women in Management Roles is less than 37% but more than 34%	No change	No change
		III	Percentage of Women in Management Roles is 34% or less	2.0	0.4
	December 31, 2023	I	Percentage of Women in Management Roles is 38% or more	-2.0	-0.4
		II	Percentage of Women in Management Roles is less than 38% but more than 35%	No change	No change
		III	Percentage of Women in Management Roles is 35% or less	2.0	0.4
	December 31, 2024	I	Percentage of Women in Management Roles is 39% or more	-2.0	-0.4
		II	Percentage of Women in Management Roles is less than 39% but more than 36%	No change	No change
		III	Percentage of Women in Management Roles is 36% or less	2.0	0.4
	December 31, 2025	I	Percentage of Women in Management Roles is 40% or more	-2.0	-0.4
		II	Percentage of Women in Management Roles is less than 40% but more than 37%	No change	No change
		III	Percentage of Women in Management Roles is 37% or less	2.0	0.4
	December 31, 2026	I	Percentage of Women in Management Roles is 41% or more	-2.0	-0.4
		II	Percentage of Women in Management Roles is less than 41% but more than 38%	No change	No change
		III	Percentage of Women in Management Roles is 38% or less	2.0	0.4

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Percentage of WELL-Certified Properties	December 31, 2022	I	Percentage of WELL Certified Properties is 10% or more	-1.0	-0.2
		II	Percentage of WELL Certified Properties is more than 0.0% but less than 10%	No change	No change
		III	Percentage of WELL Certified Properties is 0.0%	1.0	0.2
	December 31, 2023	I	Percentage of WELL Certified Properties is 30% or more	-1.0	-0.2
		II	Percentage of WELL Certified Properties is more than 15% but less than 30%	No change	No change
		III	Percentage of WELL Certified Properties is 15% or less	1.0	0.2
	December 31, 2024	I	Percentage of WELL Certified Properties is 75% or more	-1.0	-0.2
		II	Percentage of WELL Certified Properties is more than 45% but less than 75%	No change	No change
		III	Percentage of WELL Certified Properties is 45% or less	1.0	0.2
	December 31, 2025	I	Percentage of WELL Certified Properties is 100%	-1.0	-0.2
		II	Percentage of WELL Certified Properties is more than 75% but less than 100%	No change	No change
		III	Percentage of WELL Certified Properties is 75% or less	1.0	0.2
	December 31, 2026	I	Percentage of WELL Certified Properties is 100%	-1.0	-0.2
		II	Percentage of WELL Certified Properties is more than 75% but less than 100%	No change	No change
		III	Percentage of WELL Certified Properties is 75% or less	1.0	0.2

“AUD Screen Rate” means:

(a)	the Australian Bank Bill Swap Reference Rate (Bid) administered by ASX Benchmarks Pty Limited (or any other person which takes over the administration of that rate) for the relevant period displayed on page BBSY of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays that rate) or on the appropriate page of such other information service which publishes that rate from time to time in place of Thomson Reuters. If such page or service ceases to be available, the Australian Agent, in its reasonable discretion, may specify another page or service displaying the relevant rate after consultation with the Australian Borrower; and

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(b)	if the rate described in sub-paragraph (a) above is not available, the sum of:

(i)	the Australian Bank Bill Swap Reference Rate administered by ASX Benchmarks Pty Limited (or any other person which takes over the administration of that rate) for the relevant period displayed on page BBSW of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays that rate) or on the appropriate page of such other information service which publishes that rate from time to time in place of Thomson Reuters. If such page or service ceases to be available, the Australian Agent, in its reasonable discretion, may specify another page or service displaying the relevant rate after consultation with the Australian Borrower; and

(ii)	0.05% per annum,

for the purposes of determining the rate as at a time, any subsequent correction, recalculation or republication by the administrator after that time shall be included. If the AUD Screen Rate shall be less than zero, the AUD Screen Rate shall be deemed to be zero for the purposes of this Agreement.

“Australian Agent” means HSBC Bank Australia Limited, and its successors and assigns duly appointed in accordance with Section 13.6, acting in the capacity as administration agent for the Australian Lenders.

“Australian Assignee” has the meaning ascribed thereto in Section 14.3(a).

“Australian Bank Bill Rate” means with respect to each Australian Bank Bill Rate Interest Period for an Australian Bank Bill Rate Loan, the AUD Screen Rate displayed at or about 11:00 a.m. (Sydney, Australia time) on the first day of that Australian Bank Bill Rate Interest Period for a term equivalent to such Australian Bank Bill Rate Interest Period.

“Australian Bank Bill Rate Determination Date” “means any date on which the Administration Agent, as the case may be, determines the Australian Bank Bill Rate for an Australian Bank Bill Rate Interest Period.

“Australian Bank Bill Rate Interest Period” means with respect to any Borrowing by way of an Australian Bank Bill Rate Loan, the period of one (1), two (2), three (3) or six (6) months (as selected by the Australian Borrower and notified to the Australian Agent pursuant to Section 4.6 and subject to availability) commencing with the applicable Drawdown Date.

“Australian Bank Bill Rate Loan” means a loan, that bears interest based on the Australian Bank Bill Rate, made available by the Australian Lenders to the Australian Borrower outstanding from time to time and denominated in Australian Dollars and in which interest is to be paid in accordance with Section 4.1.

“Australian Bank Bill Rate Margin” means in respect of an Australian Bank Bill Rate Loan or portion thereof outstanding on or after the Effective Date, the Australian Bank Bill Rate Margin as set forth in the definition of Applicable Margin.

“Australian Base Rate” means, for any particular day, the variable rate of interest per annum, calculated on the basis of a year of three hundred and sixty-five 365 or 366 days as the case may be, equal to the greater of (a) the rate of interest per annum established and reported by HSBC Bank Australia Limited for such day as the variable rate of interest per annum for the determination of interest rates that HSBC Bank Australia Limited charges to its customers of varying degrees of creditworthiness for Australian Dollar loans made by it in Australia and which it refers to as its “base rate” and (b) the rate of interest per annum equal to the average one (1) month’s Australian Bank Bill Rate on that day plus one percent (1%) per annum.

“Australian Base Rate Loans” means the loans, or portion of them, that bear interest based on the Australian Base Rate, made available by the Australian Lenders to the Australian Borrower outstanding from time to time which are drawn in Australian Dollars and in respect of which interest is payable in accordance with Section 4.5.

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“Australian Base Rate Margin” means in respect of an Australian Base Rate Loan, or a portion thereof outstanding on or after the Effective Date, the Australian Base Rate Margin set forth in the definition of Applicable Margin.

“Australian Borrower” has the meaning ascribed thereto in the recitals.

“Australian Dollars” or “A$” means the lawful currency (expressed in dollars) of Australia.

“Australian Facilities” means the Australian Revolving Facility and the Australian Swingline Facility.

“Australian Guarantor” means any Guarantor which is incorporated under the laws of Australia.

“Australian Lenders” means the Lenders identified as Australian Lenders on the execution pages hereof having a Commitment to lend or when such Commitment shall have terminated, having Borrowings outstanding to the Australian Borrower under the Australian Facilities. Australian Lenders includes any Person who becomes an Australian Lender hereunder pursuant to Section 2.13.

“Australian Revolving Facility” means the Commitments of the Australian Lenders to make Advances to the Australian Borrower in accordance with Section 2.2(i) and such Advances so made.

“Australian Revolving Facility Commitment” means the Commitments of the Australian Lenders to make Advances to the Australian Borrower of up to U.S.$50,000,000 as the same may be increased as the result of the Incremental Facility or decreased as a result of an increase in the Australian Swingline Commitment; provided that the aggregate outstanding Borrowings under the Australian Facilities shall not exceed the Total Australian Commitments at any time.

“Australian Swingline Commitment” means the Commitment of the Australian Swingline Lender to make Advances to the Australian Borrower of up to U.S.$0 (as the same may be increased in accordance with Section 2.2(j)) which Commitment constitutes a sub-commitment of the Total Australian Commitments of U.S.$20,000,000; provided that the aggregate outstanding Borrowings under the Australian Facilities shall not exceed the Total Australian Commitments at any time.

“Australian Swingline Facility” means the Commitment of the Australian Swingline Lender to make Advances to the Australian Borrower in accordance with Section 2.2(j) and such Advances so made.

“Australian Swingline Lender” means HSBC Bank Australia Limited and its successors and assigns.

“Australian Tax Act” means Taxation Administration Act 1953 (Cth) of Australia.

“Authorized Signatory” in relation to a Borrower and any communication to be made or document to be executed or certified by it, means at any time a Person who is at such time duly appointed as such by such Borrower in a manner acceptable to the Administration Agent, the Canadian Agent, the U.S. Agent, the European Agent, the Australian Agent or the Sustainability Structuring Agent, as the case may be, acting reasonably.

“Available Proceeds” has the meaning ascribed thereto in Section 2.7(b)(iv).

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (a) if the then-current Benchmark is a term rate, any tenor for such Benchmark that is or may be used for determining the length of a SOFR Interest Period, SONIA Interest Period or Euribor Interest Period, or (b) otherwise, any payment period for interest calculated with reference to such Benchmark, as applicable, pursuant to this Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then removed from the definition of “Interest Period” pursuant to clause (d) of Section 7.1.

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“B/A Maturity Date”, in respect of a Bankers’ Acceptance, means the date on which such Bankers’ Acceptance matures or a BA Equivalent Loan expires, as applicable.

“BA Discount Rate” means, in relation to any Bankers’ Acceptance, the average rate (calculated on the basis of 365 days and rounded upwards to the nearest one hundredth of one percent (0.01%), if such average is not a multiple) for Canadian Dollar bankers’ acceptances having a comparable term that appears on the Refinitiv CDOR Page (or such other page as is a replacement page for such bankers’ acceptances) at 10:15 a.m. (Toronto, Ontario time) for bankers’ acceptances to be accepted by Schedule I Canadian Banks (the “CDOR Rate”) and in the case of Bankers Acceptances to be accepted by Canadian Lenders which are Schedule II or Schedule III Canadian Banks the lesser of (a) the bid rate quoted by such Lender for its own bankers’ acceptances of a like term with effect as at or about 10:15 a.m. on the applicable Drawdown Date or Conversion Date; and (b) the CDOR Rate plus ten (10) basis points. If the CDOR Rate is not available at such time, the rate otherwise determined by the Canadian Agent at or about 10:15 a.m. on the date of acceptance of such Bankers’ Acceptance as the discount rate (rounded upwards to the nearest one-one hundredth of one percent (0.01%)) based on a year of 365 days applicable to bankers’ acceptances with terms equivalent to the term of such Bankers’ Acceptances. If the CDOR Rate or the alternative rate determined above, as applicable, is below zero, the BA Discount Rate will be deemed to be zero.

“BA Equivalent Loan” has the meaning ascribed thereto in Section 2.6(h).

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their respective Affiliates (other than through liquidation, administration or other insolvency proceedings).

“Bankers’ Acceptance” means (a) a bill of exchange or a depository note, duly completed and accepted by a Canadian Lender under the Canadian Revolving Facility pursuant to this Agreement (“B/As”), or (b) a BA Equivalent Loan made in lieu of such acceptance and purchase.

“Banking Services” means each and any of the following bank services provided to any Borrower or any Subsidiary of the Canadian Borrower by any Lender (or any of its Affiliates): credit card services and cash management services (including, without limitation, controlled disbursement, automated clearinghouse transactions, return items, overdrafts and interstate depository network services) and the Sweep to Loan Facility; for greater certainty, Banking Services does not include loans, lines of credit, letters of credit or any hedging/swap products.

“Baseline GHG Emission Intensity” means the GHG Emission Intensity for the Fiscal Year ended December 31, 2021 of 6.75 Kg CO2e/square feet, to be confirmed by the Canadian Borrower in the 2021 Baseline Report and verified by the applicable Sustainability Auditor on a limited assurance basis (which report the Canadian Borrower shall deliver in in accordance with Section 8.2(h)(iv).

“Baseline Percentage of Women in Management Roles” means, initially, 36% for the Fiscal Year ended December 31, 2021, to be confirmed by the Canadian Borrower in the 2021 Baseline Report and verified by the applicable Sustainability Auditor on a limited assurance basis (which report the Canadian Borrower shall deliver in accordance with Section 8.2(h)(iv).

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“Baseline Sustainability Levels” means, collectively, Baseline GHG Emission Intensity and Baseline Percentage of Women in Management Roles, as set out in Schedule “M” as same may be amended in accordance with the provisions of Section 4.14.

“Benchmark” means, initially, Adjusted Term SOFR, Adjusted Daily Simple SOFR, SONIA or Euribor; provided that if a Benchmark Transition Event has occurred with respect to Adjusted Term SOFR, Adjusted Daily Simple SOFR, SONIA or Euribor, as applicable, or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior Benchmark rate pursuant to Section 7.1(a).

“Benchmark Replacement” shall mean, for any Available Tenor, the sum of: (a) the alternate benchmark rate that has been selected by the Agent and the Canadian Borrower as the replacement for the then-current Benchmark for the applicable Available Tenor giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body and (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for syndicated credit facilities denominated in the applicable Agreed Currency at such time, and (b) the related Benchmark Replacement Adjustment. If the Benchmark Replacement as determined pursuant to the above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Agent and the Canadian Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body and (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for syndicated credit facilities denominated in the applicable Agreed Currency.

“Benchmark Replacement Date” means, with respect to any Benchmark, the earliest to occur of the following events with respect to the then-current Benchmark:

(a)	in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b)	in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided, that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) of this definition with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

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“Benchmark Transition Event” means, with respect to any Benchmark, the occurrence of one or more of the following events with respect to such then-current Benchmark:

(a)	a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York, the Term SOFR Administrator, the SONIA Administrator, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), in each case, which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer, or as of a specified future date will no longer be, representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means, with respect to any Benchmark, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 7.1, and (b) ending at the time that a Benchmark Replacement has replaced such then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 7.1.

“Borrowers” means the Canadian Borrower, CMN, the U.S. Borrower, the UK Borrower, Colliers EMEA, the Australian Borrower and the Dutch Borrower, and “Borrower” means either or any of the Canadian Borrower, CMN, the U.S. Borrower, the UK Borrower, Colliers EMEA, the Australian Borrower or the Dutch Borrower.

“Borrowers’ and Guarantors’ Australian Counsel” means Norton Rose Fulbright Australia or any other firm of solicitors selected by the Borrowers and acceptable to the Australian Agent, acting reasonably.

“Borrowers’ and Guarantors’ Canadian Counsel” means Torys LLP or any other firm of solicitors selected by the Borrowers and acceptable to the Canadian Agent, acting reasonably.

“Borrowers’ and Guarantors’ U.S. Counsel” means Torys LLP, Fox Rothschild LLP or Ferrante & Associates or any one or more firms of attorneys selected by the Borrowers and acceptable to the U.S. Agent, acting reasonably.

“Borrowing” means a utilization of a Facility by way of Loans, by the issue of Bankers’ Acceptances or by the issue of Letters of Credit.

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“Business Day” means:

(a)	in respect of Borrowings available to a Borrower by way of SOFR Loans or SONIA Loans and payments in connection therewith, any day other than Saturday or Sunday or a legal holiday on which commercial banks are authorized or required by law to be closed for business in New York City, Toronto and Sydney (re: U.S. Dollars) and London, England (re: Sterling); provided, that, when used in connection with a SOFR Loan, or any other calculation or determination involving SOFR, the term “Business Day” means any day that is a U.S. Government Securities Business Day other than Saturday or Sunday or a legal holiday on which commercial banks are authorized or required by law to be closed for business in Toronto;

(b)	in respect of Borrowings available to a Borrower by way of U.S. Prime Rate Loans or Letters of Credit denominated in U.S.$, a day (other than Saturday or Sunday) on which banks are generally open for business in New York City and Toronto;

(c)	in respect of Borrowings available to a Borrower by way of Letters of Credit denominated in Sterling or Euros, a day (other than Saturday or Sunday) on which banks are generally open for business in London, England and the principal financial center for the applicable country;

(d)	in respect of Borrowings available to a Borrower by way of Australian Base Rate Loans, Australian Bank Bill Rate Loans or Letters of Credit denominated in Australian Dollars, a day (other than Saturday or Sunday) on which banks are generally open for business in Sydney, Australia;

(e)	in respect of any Loan denominated in Euros, any day that is a TARGET Day; and

(f)	and for all other purposes of this Agreement, a day (other than Saturday or Sunday) on which banks are generally open for business in Toronto.

“Canadian Agent” means Bank of Montreal, and its successors and assigns duly appointed in accordance with Section 13.6, acting in the capacity as Canadian administration agent for the Lenders hereunder.

“Canadian Assignee” has the meaning ascribed thereto in Section 14.3(a).

“Canadian Borrower” has the meaning ascribed thereto in the recitals.

“Canadian Defined Benefit Pension Plan” shall mean a pension plan for the purposes of any applicable pension benefits standards statute or regulation in Canada, which contains a “defined benefit provision” as defined in subsection 147.1(1) of the Income Tax Act (Canada).

“Canadian Dollars” means the lawful money of Canada and “Cdn.$” has a corresponding meaning.

“Canadian Facilities” means the Canadian Revolving Facility and the Canadian Swingline Facility.

“Canadian Lenders” means the Lenders identified as Canadian Lenders on the execution pages hereof having a Commitment to lend or when such Commitment shall have terminated, having Borrowings outstanding to the Canadian Borrower or CMN under the Canadian Facilities. Canadian Lenders includes any Person who becomes a Canadian Lender hereunder pursuant to Section 2.13.

“Canadian Prime Rate” means, for any particular day, the variable rate of interest per annum, calculated on the basis of a year of three hundred and sixty-five 365 or 366 days as the case may be, equal to the greater of (a) the rate of interest per annum established and reported by the Canadian Agent to the Bank of Canada for such day as the variable rate of interest per annum for the determination of interest rates that the Canadian Agent charges to its customers of varying degrees of creditworthiness for Canadian Dollar loans made by it in Canada and which it refers to as its “Prime Rate” and (b) the rate of interest per annum equal to the average one (1) month’s Banker’s Acceptance rates expressed as annual yield rates as quoted on Reuter Service CDOR Page determined as of 10:15 am Toronto Time on that day plus one percent (1%) per annum.

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“Canadian Prime Rate Loans” means the Loans, or portion of them, that bear interest based on the Canadian Prime Rate, made available by the Canadian Lenders to the Canadian Borrower or CMN outstanding from time to time which are drawn down in Canadian Dollars and in respect of which interest is payable in accordance with Section 4.3.

“Canadian Prime Rate Margin” means in respect of a Canadian Prime Rate Loan, or portion thereof outstanding on or after the Effective Date, the Canadian Prime Rate Margin set forth in the definition of Applicable Margin.

“Canadian Revolving Facility” means the Commitments of the Canadian Lenders to make Advances to the Canadian Borrower and CMN in accordance with Section 2.2(a) and such Advances so made.

“Canadian Revolving Facility Commitment” means the Commitments of the Canadian Lenders to make Advances to the Canadian Borrower and CMN of up to U.S.$640,000,000 as same may be increased as the result of the Incremental Facility; provided that the aggregate outstanding Borrowings under the Canadian Facilities shall not exceed the Total Canadian Commitments at any time.

“Canadian Swingline A Commitment” means the Commitment of the Canadian Swingline A Lender to make Advances to the Canadian Borrower of up to U.S.$20,000,000.00 which Commitment constitutes a sub-commitment of the Total Canadian Commitments of The Toronto-Dominion Bank; provided that the aggregate outstanding Borrowings under the Canadian Facilities shall not exceed the Total Canadian Commitments at any time.

“Canadian Swingline B Commitment” means the Commitment of the Canadian Swingline B Lender to make Advances to the Canadian Borrower of up to U.S.$15,000,000.00 which Commitment constitutes a sub-commitment of the Total Canadian Commitments of Bank of Montreal; provided that the aggregate outstanding Borrowings under the Canadian Facilities shall not exceed the Total Canadian Commitments at any time.

“Canadian Swingline Commitment” means, collectively, the Canadian Swingline A Commitment and the Canadian Swingline B Commitment.

“Canadian Swingline Facility” means the Commitment of the Canadian Swingline Lenders to make Advances to the Canadian Borrower in accordance with Section 2.2(b) and such Advances so made.

“Canadian Swingline A Lender” means The Toronto-Dominion Bank and its successors and assigns.

“Canadian Swingline B Lender” means Bank of Montreal and its successors and assigns.

“Canadian Swingline Lender” means, collectively, the Canadian Swingline A Lender and the Canadian Swingline B Lender.

“Capital Expenditures” means capital expenditures of the Canadian Borrower and its Subsidiaries (other than in respect of acquisitions of Acquisition Entities), determined in accordance with GAAP on a consolidated basis.

“Cash Amount” means that portion of the consideration payable in cash in respect of any purchase of shares by the Canadian Borrower or a Subsidiary in the capital stock of any Subsidiary pursuant to the exercise of any call option right in favour of the Canadian Borrower or Subsidiary, as the case may be, under the terms of any Shareholders Agreement in respect of such Subsidiary.

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“CDOR Scheduled Unavailability Date” has the meaning attributed thereto in Section 4.13(a)(iii).

“CDOR Successor Rate” has the meaning ascribed thereto in Section 4.13(a).

“Change of Control Threshold” means (i) prior to the Dual Class Voting Elimination Date, 30% of the voting rights attached to all outstanding shares of the Canadian Borrower, and (ii) thereafter, 50% of the voting rights attached to all outstanding shares of the Canadian Borrower.

“Charges” has the meaning ascribed thereto in Section 16.8(d).

“CMH” means Colliers Mortgage Holdings LLC.

“Code” means the Internal Revenue Code (U.S.) of 1986, as amended or any successor statute.

“Colliers EMEA” has the meaning ascribed thereto in the recitals.

“Colliers EMEA Assignee” has the meaning ascribed thereto in Section 14.3(a).

“Colliers EMEA Lenders” means the Lenders identified as Colliers EMEA Lenders on the execution pages hereof having a Commitment to lend or when such Commitment shall have terminated, having Borrowings outstanding to Colliers EMEA and the Dutch Borrower under the Colliers EMEA Revolving Facility. Colliers EMEA Lenders includes any Person who becomes a Colliers EMEA Lender hereunder pursuant to Section 2.13.

“Colliers EMEA Revolving Facility” means the Commitments of the Colliers EMEA Lenders to make Advances to Colliers EMEA and the Dutch Borrower in accordance with Section 2.2(g) and such Advances so made.

“Colliers EMEA Revolving Facility Commitment” means the Commitments of the Colliers EMEA Lenders to make Advances to Colliers EMEA and the Dutch Borrower of up to U.S.$200,000,000 as same may be increased as the result of the Incremental Facility; provided that the aggregate outstanding Borrowings under the Colliers EMEA Revolving Facility shall not exceed the Total Colliers EMEA Commitments at any time.

“Commitment” means, except as otherwise provided herein, the amount set opposite each Lender’s name on Schedules “H-1”, “H-2”, “H-3”, “H-4”, “H-5” and “H-6” hereof as its Commitment to each of the Facilities.

“Conforming Changes” means, with respect to either the use or administration of Term SOFR, Daily Simple SOFR, SONIA or Euribor or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “U.S. Base Rate,” the definition of “Business Day,” the definition of “U.S. Government Securities Business Day,” the definition of “SOFR Interest Period”, the definition of “SONIA Interest Period”, the definition of “Euribor Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of Section 7.1 and other technical, administrative or operational matters) that the Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Agent decides is necessary in connection with the administration of this Agreement and the other Loan Documents).

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“Consolidated” means, when used to modify a financial term, test, statement, or report of a Person, the application or preparation of such term, test, statement or report (as applicable) based upon the consolidation, in accordance with GAAP, of the financial condition or operating results of such Person and its Subsidiaries.

“Consolidated EBITDA” means for any period on a Consolidated basis for the Canadian Borrower and its Subsidiaries, Consolidated Earnings, increased by the sum of: (a) Consolidated Interest Charges; (b) Consolidated Income Tax Expense; (c) Consolidated Depreciation and Amortization Expense; (d) the non-controlling interest share of Earnings as stated on the consolidated financial statements of the Canadian Borrower; (e) the non-controlling interest redemption increment; (f) Acquisition Expenses and Restructuring Expenses not exceeding the aggregate amount, on a Consolidated basis for the Canadian Borrower and its Subsidiaries, of 10% of Consolidated EBITDA prior to giving effect to such increase; and (g) non-cash charges of equity compensations, in each case for such period, provided that the calculation of Consolidated EBITDA shall exclude (without duplication) Unrestricted Entities.

“Consolidated Total Assets” means, for any period, the consolidated total assets of the Canadian Borrower and its Subsidiaries for such period, excluding Unrestricted Entities but otherwise determined in accordance with GAAP, as set forth on the Consolidated balance sheet of the Canadian Borrower for such period.

“Continuing Guarantees” means a guarantee of the obligations hereunder from each Borrower and each Guarantor, which may be satisfied by such Borrower and Guarantor, as applicable, executing one or more, on the date hereof, guarantee agreements (governed by the Applicable Law of a Reliable Jurisdiction) (in form, substance and under Applicable Law satisfactory to the Administration Agent) or executing (with regards to future Borrowers and Guarantors) a new such guarantee agreement or an adhesion agreement, substantially in the form attached to such guarantee agreement.

“Contribution Notice” means a contribution notice issued by the Pensions Regulator in the UK under section 38 or section 47 of the Pensions Act 2004.

“Conversion” means the conversion of a Borrowing or any portion thereof in accordance with Section 2.3.

“Conversion Date” means the date a Borrower has notified the applicable agent, as the case may be, to be the date on which it has elected to convert a Borrowing or a portion thereof pursuant to Section 2.3.

“Convertible Debentures” means any unsecured subordinated convertible debentures or notes issued by the Canadian Borrower from time to time which include the following characteristics: (i) such debentures or notes are unsecured; (ii) there are no scheduled principal payments under such debentures or notes prior to the maturity thereof; (iii) all amounts of principal and interest under such debentures or notes are subordinate and junior to the Obligations in right of payment; (iv) the maturity of such debentures or notes must be at least six (6) months after the Final Maturity Date at the time of issuance of such debentures or notes; (v) all payments of principal under such debentures or notes can be satisfied at the Canadian Borrower’s option by way of issuance of subordinate voting shares of the Canadian Borrower.

“Corporations Act” means the Corporations Act 2001 (Cth) of Australia.

“CTA” means the Corporation Tax Act 2009.

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“Daily Simple SOFR” means, for any day (a “SOFR Rate Day”), a rate per annum equal to SOFR for the day (such day “SOFR Determination Date”) that is five (5) U.S. Government Securities Business Days prior to (a) if such SOFR Rate Day is a U.S. Government Securities Business Day, such SOFR Rate Day or (b) if such SOFR Rate Day is not a U.S. Government Securities Business Day, the U.S. Government Securities Business Day immediately preceding such SOFR Rate Day, in each case, as such SOFR is published by the SOFR Administrator on the SOFR Administrator’s Website. Any change in Daily Simple SOFR due to a change in SOFR shall be effective from and including the effective date of such change in SOFR without notice to the Borrower.

“Daily Simple SOFR Adjustment” means, with respect to Daily Simple SOFR, .10% (10 basis points).

“Default” means an event with which notice or lapse of time or both will become an Event of Default.

“Defaulting Lender” any Lender that, as reasonably determined by the Administration Agent, (a) has failed to perform any funding obligations hereunder, and such failure is not cured within three (3) Business Days, unless such Lender notifies the Administration Agent and the Canadian Borrower in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (which conditions precedent, together with the applicable Default, if any, shall be specifically identified in such writing) have not been satisfied; (b) has notified the Administration Agent or any Borrower, in writing, that such Lender does not intend to comply with its funding obligations hereunder or has made a public statement to the effect that it does not intend to comply with its funding obligations hereunder or generally under other credit facilities (unless such notice or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding cannot be satisfied); (c) has failed, within three (3) Business Days following written request by the Administration Agent, to confirm in a manner reasonably satisfactory to the Administration Agent that such Lender will comply with its funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt by the Agent of such confirmation); (d) has, or has a direct or indirect parent company that has, become the subject of an insolvency proceeding or taken any action in furtherance thereof; provided, however, that a Lender shall not be a Defaulting Lender solely by virtue of a Governmental Authority’s ownership of an equity interest in such Lender or parent company, or (e) has become, or its parent entity, has become the subject of a Bail-In Action.

“Depreciation and Amortization Expense” means, for any period, depreciation, amortization and depletion charged to the income statement of a Person for such Person, determined in accordance with GAAP.

“Discount Note” means a non-interest bearing promissory note denominated in Canadian Dollars issued by the Canadian Borrower or CMN to a Non BA Lender to evidence a BA Equivalent Loan.

“Disposition” has the meaning ascribed thereto in Section 8.3(a).

“Drawdown” means a drawdown of a Borrowing by a Borrower.

“Drawdown Date” means any Business Day when a Borrower makes a Drawdown or a Conversion Date with respect to any Borrowing or portion thereof.

“Drawdown Notice” means the notice in the form attached as Schedule “E” hereto.

“Dual Class Voting Elimination Date” means the date on which the Canadian Borrower ceases to have a dual class voting structure, which shall occur on a date no later than September 1, 2028.

“Dutch Borrower” has the meaning ascribed thereto in the recitals.

“Earnings” means, for any Person for any period, Net Income for such Person, but excluding in each case for such Person for such period: (a) any gain or loss recorded in income arising from the sale of capital assets, as determined in accordance with GAAP; (b) any gain or loss recorded in income arising from any write-up or write-down of assets, as determined in accordance with GAAP; (c) any gain or loss recorded in income arising for the acquisition of any securities of such Person, as determined in accordance with GAAP; or (d) any non-cash gain or loss recorded in income from discontinued operations from and after the date of sale or discontinuance of such operations, as determined in accordance with GAAP; or (e) any other non-cash gain or loss arising from items that do or do not have all the characteristics of extraordinary items but which results from transactions or events that are not expected to occur frequently over several years or do not typify normal business activities of such Person, as determined in accordance with GAAP, to the extent that any such gain or loss has been recorded in income and has been disclosed separately in the income statement for such Person or the notes thereto.

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“EBITDA” means, for any Person for any period, Earnings of such Person, increased by the sum of: (a) Interest Charges; (b) Income Tax Expense; (c) Depreciation and Amortization Expenses; (d) the non-controlling interest share of Earnings as stated on any consolidated financial statements of any such Person; (e) the non-controlling interest redemption increment; (f) Acquisition Expenses; (g) Restructuring Expenses and (h) non-cash charges of equity compensations, in each case for such Person for such period.

“EEA Financial Institution” means (a) any institution established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Date” means May 27, 2022.

“Eligible Business” means any business to be acquired by the Canadian Borrower or a Subsidiary of the Borrowers which is consistent with the nature of the overall business focus of the Canadian Borrower and its Subsidiaries as a diversified services business group which services may include the sale, installation, or fabrication of products that are ancillary to the services being provided.

“EMEA” means, collectively, the geopolitical regions of Europe, the Middle East and Africa.

“Environmental Laws” means all laws, statutes, codes, ordinances, orders, decrees, rules, regulations, guidelines, standards, judgements, or instruments, in each case having the force of law, of any Governmental Authority having jurisdiction relating in whole or in part to the environment or its protection.

“Equivalent Amount” means on any date, with respect to any amount denominated in U.S. Dollars, such amount in U.S. Dollars, and with respect to any stated amount in a currency other than U.S. Dollars, the amount of U.S. Dollars that the Administration Agent determines (which determination shall be conclusive and binding absent manifest error) would be necessary to be sold on such date at the applicable Exchange Rate to obtain the stated amount of the other currency.

“ERISA” has the meaning ascribed thereto in Section 8.1(m).

“Erroneous Payment” has the meaning ascribed thereto in Section 13.17(a).

“Erroneous Payment Deficiency Assignment” has the meaning assigned to it in Section 13.17(d).

“Erroneous Payment Impacted Class” has the meaning assigned to it in Section 13.17(d).

“Erroneous Payment Return Deficiency” has the meaning assigned to it in Section 13.17(d).

“Erroneous Payment Subrogation Rights” has the meaning assigned to it in Section 13.17(d).

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“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

“Euribor” means with respect to any Advance denominated in Euros and for any Interest Period, the Euribor Screen Rate at approximately 11:00 a.m., Brussels time, two TARGET Days prior to the commencement of such Interest Period; provided that, if the Euribor Screen Rate shall not be available at such time for such Interest Period (an “Impacted Euribor Rate Interest Period”) with respect to Euros then Euribor shall be the Euribor Screen Rate for the next available period (for which the Euribor Screen Rate is available for Euros) that exceeds the Impacted Euribor Rate Interest Period, and further provided that if Euribor is less than zero, it shall be deemed to be zero.

“Euribor Determination Date” means any date on which the Administration Agent, as the case may be, determines Euribor for a Euribor Interest Period.

“Euribor Interest Period” means with respect to any Borrowing by way of a Euribor Loan, the period of one (1), two (2), three (3) or six (6) months (as selected by the relevant Borrower and notified to the Administration Agent pursuant to Section 4.6 and subject to availability) commencing with the applicable Drawdown Date.

“Euribor Loan” means a Loan, that bears interest based on Euribor, made available by: (a) the U.S. Lenders to the U.S. Borrower, by the Canadian Lenders to the Canadian Borrower or by the Australian Lenders to the Australian Borrower, as the case may be, outstanding from time to time and denominated in Euros, and (b) the Colliers EMEA Lenders to Colliers EMEA outstanding from time to time and denominated in Euros and on which interest is to be paid in accordance with Section 4.1.

“Euribor Margin” means in respect of a Euribor Loan or portion thereof outstanding on or after the Effective Date, the Euribor Margin as set forth in the definition of Applicable Margin.

“Euribor Screen Rate” means the euro interbank offered rate administered by the European Money Markets Institute (or any other person which takes over the administration of that rate) for the relevant period displayed (before any correction, recalculation or republication by the administrator) on page EURIBOR01 of the Refinitiv screen (or any replacement Refinitiv page which displays that rate) or on the appropriate page of such other information service which publishes that rate from time to time in place of Refinitiv as of 11:00 a.m. Brussels time two TARGET Days prior to the commencement of such Interest Period. If such page or service ceases to be available, the Administration Agent may specify another page or service displaying the relevant rate after consultation with the Borrower. If the Euribor Screen Rate shall be less than zero, the Euribor Screen Rate shall be deemed to be zero for purposes of this Agreement.

“Euro” or “€” means the single currency of the Participating Member States which have adopted the euro unit as their single currency pursuant to the Treaty of Rome of March 25, 1957, establishing the European Community.

“European Agent” means Bank of Montreal, London Branch, and its successors and assigns duly appointed in accordance with Section 13.6, acting in the capacity of European administration agent for the Lenders hereunder.

“Event” has the meaning ascribed thereto in Section 7.5(b).

“Event of Default” has the meaning ascribed thereto in Section 9.1.

“Excess Proceeds” has the meaning ascribed thereto in Section 6.5.

“Exchange Rate” means the exchange rate, as determined by Administration Agent, applicable to conversion of a currency into U.S. Dollars that is (a) reported by Bloomberg (or other commercially available source designated by Administration Agent) as of the end of the preceding Business Day in the financial market for such currency; or (b) if such report is unavailable for any reason, the spot rate for the purchase of such currency with U.S. Dollars through Administration Agent’s principal foreign exchange trading office for the currency during such office’s preceding Business Day.

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“Excluded Swap Obligation” means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the guarantee of such Guarantor of such Swap Obligation (or any guarantee thereof) is or becomes illegal or unlawful under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission or the SEC (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason to constitute an eligible contract participant at the time the guarantee of such Guarantor becomes or would become effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guarantee is or becomes illegal.

“Existing B/As” means any B/A issued under the Original Credit Agreement or the First Amended and Restated Credit Agreement with a B/A Maturity Date after the Effective Date.

“Existing Letters of Credit” means the following:

Reference	Amount	Currency	Issue Date	Final Expiry Date
[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]

“Facilities” means, collectively, the Revolving Facilities and the Swingline Facilities.

“FATCA” means:

(a)	sections 1471 to 1474 of the Code or any associated regulations;

(b)	any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the U.S. and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c)	any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the U.S. Internal Revenue Service, the U.S. government or any governmental or taxation authority in any other jurisdiction.

“FATCA Application Date” means:

(a)	in relation to a “withholdable payment” described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the U.S.), 1 July 2014;

(b)	in relation to a “withholdable payment” described in section 1473(1)(A)(ii) of the Code (which relates to “gross proceeds” from the disposition of property of a type that can produce interest from sources within the U.S.), 1 January 2017; or

(c)	in relation to a “passthru payment” described in section 1471(d)(7) of the Code not falling within paragraphs (a) or (b) above, 1 January 2017,

or, in each case, such other date from which such payment may become subject to a deduction or withholding required by FATCA as a result of any change in FATCA after the date of this Agreement.

“FATCA Deduction” means a deduction or withholding from a payment under a Loan Document required by FATCA.

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“FATCA Exempt Party” means a Party that is entitled to receive payments free from any FATCA Deduction.

“Federal Funds Rate” means, for any period, a fluctuating interest rate per annum equal for each day during such period to (a) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or (b) if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by the applicable U.S. Base Rate Reference Bank from three federal funds brokers of recognized standing selected by it.

“Final Maturity Date” means May 27, 2027.

“Financial Contract Obligations” means all obligations, present and future, direct or indirect, contingent or absolute, of a Borrower and/or its Subsidiaries in respect of, in each case determined on a “marked to market” basis on the date of determining the amount of such obligations,:

(a)	a currency or interest rate swap agreement;

(b)	a swap, future, forward or other foreign exchange agreement;

(c)	a forward rate agreement;

(d)	any derivative, combination or option in respect of, or agreement similar to, an agreement or contract referred to in paragraphs (a) to (c);

(e)	any master agreement in respect of any agreement or contract referred to in paragraphs (a) to (c);

(f)	a guarantee of the liabilities under an agreement or contract referred to in paragraphs (a) to (c); or

(g)	an equity hedge agreement.

“Financial Support Direction” means a financial support direction issued by the Pensions Regulator under Section 43 of the Pensions Act 2004.

“First Amended and Restated Credit Agreement” has the meaning ascribed thereto in the recitals.

“First Amendment Credit Parties” has the meaning ascribed thereto in the recitals.

“Fiscal Year” means a fiscal year of the Canadian Borrower; currently the Fiscal Year ends on December 31.

“Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to Adjusted Term SOFR, Adjusted Daily Simple SOFR, Adjusted SONIA or Euribor, as applicable. For the avoidance of doubt, the Floor for Adjusted Term SOFR, Adjusted Daily Simple SOFR, Adjusted SONIA and Euribor shall be 0.00% per annum.

“Foreign Plan” means any employee benefit plan, program, policy, arrangement or agreement maintained or contributed to by a Borrower or any of its Subsidiaries with respect to employees employed outside of the United States or Canada, other than any state social security arrangements.

“GAAP” means generally accepted accounting principles applied in the United States.

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“GHG Emission Intensity” means the Absolute GHG Emissions divided by the square footage of properties occupied by the Canadian Borrower and its Subsidiaries in the operation of their business expressed as KgCO2e / square feet in a Fiscal Year, as reported in the applicable Sustainability Report and verified by the Sustainability Auditor on a limited assurance basis and certified by the Canadian Borrower in the applicable Sustainability Certificate.

“GHG Protocol” means the second (2nd) revised edition of the GHG Protocol Corporate Accounting and Reporting Standard of the World Business Council for Sustainable Development and World Resources Institute available at https://ghgprotocol.org/sites/default/files/standards/ghg-protocol-revised.pdf or any updated version thereof, whichever is the most recent at the relevant time, or such other protocol for reporting standards applicable to the communication of material environmental, social and governance information to shareholders and other investors, as the Canadian Borrower and the Sustainability Structuring Agent may agree.

“Governmental Authority” means any federal, state, provincial, municipal, foreign or other governmental department, agency, commission, board, bureau, court, tribunal, instrumentality, political subdivision, authority, corporation or body, regulatory or self-regulatory organization or other entity or officer exercising executive, legislative, judicial, statutory, regulatory or administrative functions for or pertaining to any government or court (including any supranational bodies such as the European Union), in each case whether it is or is not associated with Australia, Canada, the Netherlands, the United Kingdom, the United States or any state, province, district or territory thereof, or any other foreign entity or government.

“GST Act” means the A New Tax System (Goods and Services Tax) Act 1999 (Cth) of Australia.

“GST Group” has the meaning given to it in the GST Act.

“Guarantors” means:

(a)	all present and future:

(i)	Borrowers (of each other Borrower’s obligations);

(ii)	parents (if any) of Borrowers;

(iii)	Wholly-Owned Subsidiaries who are Material Subsidiaries in Reliable Jurisdictions;

(iv)	Wholly-Owned Subsidiaries who are parent entities (in Reliable Jurisdictions) of each Material Subsidiary, which is not an Unrestricted Entity, (whether or not such Material Subsidiary is Wholly-Owned Subsidiary); and

(v)	Wholly-Owned Subsidiaries, each of which is the immediate top holding company in a Reliable Jurisdiction, provided that the EBITDA for all the Subsidiaries (on a cumulative basis) in such Reliable Jurisdiction is equal to or greater than two percent (2%) of Consolidated EBITDA in any Fiscal Year; and

(b)	Colliers International Holdings Limited and Colliers International EMEA Finco Plc; and

(c)	any other Person who has provided a guarantee of Borrower’s obligations hereunder in favour of the Agent or the Lenders, provided however, that notwithstanding any other provision to the contrary contained in this Agreement, including for certainty paragraphs (a)(iii), (a)(iv) and (a)(v) above, neither CMH nor any of its Subsidiaries shall be required to become a Guarantor.

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“Hazardous Material” means any substance, waste, solid, liquid, or gaseous matter, petroleum or petroleum derived substance, micro-organism, sound, vibration, ray, heat, odour, radiation, energy vector, plasma, organic or inorganic matter, whether animate or inanimate, transient reaction intermediate or any combination of the foregoing deemed hazardous, hazardous waste, solid waste, or pollutant, a deleterious substance, or a contaminant under any Environmental Law.

“Hedging Agreements” means one or more non-speculative (i) interest rate, (ii) currency hedge, and/or (iii) equity hedge agreements entered into between any Borrower or Guarantor and a Lender (or any of its Affiliates) from time to time.

“Immaterial Subsidiary” means any Subsidiary that is not a Material Subsidiary or a Guarantor.

“Income Tax Expense” means, for any period, the aggregate of all Taxes (including deferred Taxes) based on the income of a Person for such period, determined in accordance with GAAP.

“Incremental Facility” has the meaning ascribed thereto in Section 2.13.

“Indemnified Party” has the meaning ascribed thereto in Section 11.1(d).

“Insolvency Regulation” means Regulation (EU) 2015/848 of 20 May 2015 on insolvency proceedings (recast).

“Interest Charges” means for any period, the total of all items properly classified as interest expense for a Person for such period, less the amount of any interest income, both determined in accordance with GAAP, provided, however, that “Interest Charges” shall exclude any interest expense in respect of the Warehouse Line (as permitted under Section 8.3(b)(xiii) of this Agreement) and any interest income from any mortgage loan financed thereby.

“Interest Coverage Ratio” means, in respect of any period, the quotient obtained by dividing (a) Consolidated EBITDA for such period by (b) the sum of Consolidated (for the Canadian Borrower and its Subsidiaries, but excluding Unrestricted Entities) Interest Charges for such period.

“Interest Payment Date” means (a) in respect of a Canadian Prime Rate Loan, a U.S. Prime Rate Loan, a U.S. Base Rate Loan or an Australian Base Rate Loan and Article 12, the fifth (5th) Business Day of each Quarter, (b) in respect of a SOFR Loan, the last day of the applicable SOFR Interest Period and, where any SOFR Interest Period or the last Business Day of such SOFR Interest Period is longer than three (3) months, the last Business Day of each successive three (3) month period during such SOFR Interest Period, (c) in respect of a SONIA Loan, the last day of the applicable SONIA Interest Period and, where any SONIA Interest Period or the last Business Day of such SONIA Interest Period is longer than three (3) months, the last Business Day of each successive three (3) month period during such SONIA Interest Period, (d) in respect of a Euribor Loan, the last day of the applicable Euribor Interest Period and, where any Euribor Interest Period or the last Business Day of such Euribor Interest Period is longer than three (3) months, the last Business Day of each successive three (3) month period during such Euribor Interest Period, and (e) in respect of an Australian Bank Bill Rate Loan, the last day of the applicable Australian Bank Bill Rate Interest Period and, where any Australian Bank Bill Rate Interest Period or the last Business Day of such Australian Bank Bill Rate Interest Period is longer than three (3) months, the last Business Day of each successive three (3) month period during such Australian Bank Bill Rate Interest Period.

“Interest Period” means a SOFR Interest Period, SONIA Interest Period, Euribor Interest Period or Australian Bank Bill Rate Interest Period, as applicable.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time by the International Swaps and Derivatives Association, Inc. or such successor thereto.

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“Issuing Bank” means, in the case of Letters of Credit issued under the Canadian Revolving Facility, a Canadian Lender which issues Letters of Credit hereunder, in the case of Letters of Credit issued under the U.S. Revolving Facility, a U.S. Lender which issues Letters of Credit hereunder, in the case of Letters of Credit issued under the UK Revolving Facility, a UK Lender which issues Letters of Credit hereunder and, in the case of the Letters of Credit issued under the Colliers EMEA Revolving Facility, a Colliers EMEA Lender which issues Letters of Credit hereunder. As of the Effective Date, (i) the Issuing Bank for Letters of Credit issued under the Canadian Revolving Facility is The Toronto-Dominion Bank for Letters of Credit issued prior to the Effective Date (and any amendments to such Letters of Credit) and Bank of Montreal for Letters of Credit issued on or after the Effective Date, (ii) the Issuing Bank for Letters of Credit issued under the Australian Revolving Facility is HSBC Bank Australia Limited, and (iii) the Issuing Bank for Letters of Credit issued under the U.S. Revolving Facility is (A) Bank of Montreal, Chicago Branch, (B) BMO Harris Bank, N.A., and (C) JPMorgan Chase Bank, N.A. (who shall issue Letters of Credit up to a maximum of U.S.$10,000,000, unless such other amount is agreed to between U.S. Borrower and JPMorgan Chase Bank, N.A.).

“ITSA” means an agreement between the members of a GST Group which takes effect as an indirect tax sharing agreement under section 444-90 of Schedule 1 of the Australian Tax Act and complies with the Australian Tax Act and the GST Act as well as any Applicable Law, official directive, request, guideline or policy (whether or not having the force of law) issued in connection with the Australian Tax Act.

“Lenders” means the Canadian Lenders, the U.S. Lenders, the UK Lenders, the Colliers EMEA Lenders and the Australian Lenders and their respective successors and assigns. “Lender” means any Canadian Lender, U.S. Lender, UK Lender, Colliers EMEA Lender or Australian Lender, as the case may be, and includes an Affiliate or branch of any such Lender that is acting on behalf of such Lender, in which case the term “Canadian Lender”, “U.S. Lender”, “UK Lender”, “Colliers EMEA Lender” or “Australian Lender” shall include any such Affiliate or branch with respect to the Loans made by such Affiliate or branch.

“Lenders’ Counsel” means Norton Rose Fulbright Canada LLP, Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP and Norton Rose Fulbright Australia or any other firm of solicitors selected by the Majority Lenders.

“Lending Office” means the office designated as such by a Lender at the time it becomes party to this Agreement or thereafter by notice to Administration Agent and the relevant Borrower.

“Letter of Credit” means a Standby Letter of Credit or a Trade Letter of Credit issued by an Issuing Bank at the request of a Borrower in an amount not to exceed the unused portion of the applicable Revolving Facility.

“Letter of Credit Fee” means a quarterly fee payable in arrears on the fifth (5th) Business Day after each Quarter based on the Applicable Margin for Letter of Credit Fees and equivalent to annual returns on each Lender’s Participation in the average daily balance of the face amount of Letters of Credit outstanding on or after the Effective Date and as set forth in the definition of Applicable Margin. The Letter of Credit Fee will be calculated for the number of days in the term of the applicable Letter of Credit and based on a year of 365/366 days.

“Lien” means with respect to the property or assets of any Person, a mortgage, pledge (including, without limitation, disclosed, undisclosed, possessory or non-possessory), hypothecation, encumbrance, lien (statutory or other), trust (statutory or other), charge or other security interest of any kind in or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement, and any financing lease under which such Person is lessee having substantially the same economic effect as any of the foregoing).

“Loan Documents” means this Agreement; the Continuing Guarantees; each Discount Note; each Letter of Credit; each Bankers’ Acceptance; each promissory note in favour of a Lender; compliance certificate; each Hedging Agreement; subordination agreement; and each other document, instrument, certificate, notice, report or agreement (other than this Agreement) now or hereafter delivered by or on behalf of a Borrower or Guarantor to an Agent, an Issuing Bank or a Lender in connection with any transactions relating hereto (including, without limitation, under Banking Services). Any reference in this Agreement or any other Loan Document to a Loan Document shall include all appendices, exhibits or schedules thereto, and all amendments, restatements, supplements or other modifications thereto, and shall refer to this Agreement or such Loan Document as the same may be in effect at any and all times such reference becomes operative.

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“Loans” means collectively, that portion of any Borrowing outstanding from time to time by way of SOFR Loans, SONIA Loans, Euribor Loans, Bankers’ Acceptances, Australian Bank Bill Rate Loans, Canadian Prime Rate Loans, U.S. Base Rate Loans, U.S. Prime Rate Loans, Australian Base Rate Loans or, as the context may require, all Loans outstanding at any time. “Loan” means, at any time, any SOFR Loan, SONIA Loan, Euribor Loan, Canadian Prime Rate Loan, Australian Bank Bill Rate Loan, U.S. Base Rate Loan, U.S. Prime Rate Loan or Australian Base Rate Loan, as the case may be.

“Majority Lenders” means, at any particular time, Lenders whose aggregate Commitments at such time are at least 51% of the Total Commitments at such time or, in the case of a given Facility, only where the consent or other determination of the Lenders in such Facility is required, Lenders whose aggregate Commitments in such Facility at such time are at least 51% of (a) the Canadian Revolving Facility Commitment, (b) the U.S. Revolving Facility Commitment, (c) the UK Revolving Facility Commitment, (d) the Colliers EMEA Revolving Facility Commitment or (e) the Australian Revolving Facility Commitment, as the case may be; provided, however, that in the event that the Commitments have been terminated, “Majority Lenders” shall be based on Lenders whose aggregate Borrowings outstanding at such time are at least 51% of all outstanding Borrowings; provided, further, that for so long as any Lender shall be a Defaulting Lender, the term “Majority Lenders” shall mean Lenders (excluding such Defaulting Lender) having Commitments representing at least 51% of the aggregate Commitments (excluding the Commitments of each Defaulting Lender) at such time.

“Management Role” means, with respect to employees of the Canadian Borrower or its Subsidiaries (i) located in offices in EMEA, any employee with a title of “Manager” or a higher position or title, and (ii) located in all other regions other than EMEA, any employee with direct reports or senior leadership role, consistent with the definitions and methodologies used in the 2021 Baseline Report.

“Material Subsidiary” means any Subsidiary of the Borrowers that generates equal to or greater than two percent (2%) of Consolidated EBITDA in any Fiscal Year.

“Maximum Rate” has the meaning ascribed thereto in Section 16.8(d).

“Net Income” means, for any Person for any period, the Net Income (loss) after tax of such Person for such period, determined in accordance with GAAP.

“Net Proceeds” in respect of any Bankers’ Acceptance, means the amount obtained by applying the BA Discount Rate to the Principal Amount of such Bankers’ Acceptance.

“Non BA Lender” means a Canadian Lender that cannot or does not as a matter of policy accept bankers’ acceptances.

“Normalizing Adjustments” has the meaning ascribed to it in the definition of “Total Debt/Consolidated EBITDA Ratio”.

“Obligations” means, collectively, all indebtedness, liabilities, guarantees and other obligations of the Borrowers and the Guarantors to the Lenders, the Agents, the Issuing Banks or any of them hereunder (including any amendments or supplements hereto) under Hedging Agreements, under Banking Services, under any other Loan Document (including any amendments or supplements thereto) and under any other document (including any amendments or supplements thereto) delivered pursuant to this Agreement, whether actual or contingent, direct or indirect, matured or not, now existing or arising hereafter.

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“OECD” means the Organisation for Economic Cooperation and Development.

“Original Borrowers” has the meaning ascribed thereto in the recitals.

“Original Credit Agreement” has the meaning ascribed thereto in the recitals.

“Original Credit Parties” has the meaning ascribed thereto in the recitals.

“Original Currency” has the meaning ascribed thereto in Section 15.3(a).

“Original Lenders” has the meaning ascribed thereto in the recitals.

“Other Agreed Currency” means Canadian Dollars and Australian Dollars.

“Participating Member State” means any member state of the European Communities that adopts or has adopted the Euro as its lawful currency in accordance with the legislation of the European Community relating to the Economic and Monetary Union.

“Participation” of a Lender means that Lender’s pro rata share of the Commitments as indicated on Schedules “H-1”, “H-2”, “H-3”, “H-4”, “H-5” or “H-6”, as same may be adjusted as the result of the Incremental Facility.

“Parties” means, together, the parties to this Agreement, and each individually, a “Party”.

“Patriot Act” has the meaning ascribed thereto in Section 16.9.

“Payment Recipient” has the meaning assigned to it in Section 13.17(a).

“Pensions Regulator” means the body corporate called the Pensions Regulator established under Part I of the Pensions Act 2004.

“Percentage of WELL Certified Properties” means the total number of Sustainability Eligible Locations occupied by the Canadian Borrower and its Subsidiaries which have received a WELL Health-Safety Rating, the criteria of such rating are available at https://www.wellcertified.com/health-safety, divided by the total number of Sustainability Eligible Locations occupied by the Canadian Borrower and its Subsidiaries, calculated at the end of the most recently completed Fiscal Year, as set out in the Sustainability Report and verified by the Sustainability Auditor on a limited assurance basis.

“Percentage of Women in Management Roles” means the total number of persons, excluding the engineering segment of the Canadian Borrower and its Subsidiaries, who are in Management Roles and who self-identify as women, divided by the total number of persons, excluding engineering segment of the Canadian Borrower and its Subsidiaries, who are in Management Roles, calculated at the end of the most recently completed Fiscal Year, as set out in the Sustainability Report and verified by the Sustainability Auditor on a limited assurance basis.

“Permitted Encumbrances” means:

(a)	Liens incurred and pledges and deposits made in connection with workers’ compensation, employment insurance, old age pensions and similar legislation (other than ERISA and Canadian pension legislation);

(b)	Liens securing the performance of bids, tenders, leases, contracts (other than for the repayment of borrowed money), and statutory obligations of like nature, incurred as an incident to and in the ordinary course of business;
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(c)	statutory Liens of landlords, undetermined or inchoate Liens and other Liens imposed by law, such as carriers’, warehousemens’, mechanics’, construction and materialmen’s Liens, incurred in good faith in the ordinary course of business provided that the aggregate amount of any carriers’, warehousemens’, mechanics’, construction or materialmens’ Liens shall at no time exceed an aggregate amount of U.S.$3,000,000 or the Equivalent Amount thereof and the amount thereof shall be paid when same shall become due;

(d)	Liens securing the payment of Taxes, assessments and governmental charges or levies, either (i) not delinquent or (ii) being contested in good faith by appropriate proceedings;

(e)	permits, right of way, zoning restrictions, easements, licenses, reservations, restrictions on the use of real property or minor irregularities or minor title defects incidental thereto which do not in the aggregate materially detract from the value of the property or assets of a Borrower or any of its Subsidiaries or materially impair the operation of the business of a Borrower or any of its Subsidiaries;

(f)	Liens arising out of the leasing of personal property by it or any of its Subsidiaries in the ordinary course of business up to an amount not exceeding in the aggregate U.S.$30,000,000 for all Borrowers and their Subsidiaries or the Equivalent Amount thereof;

(g)	Liens incurred in the ordinary course of business for the purposes of securing the payment of any purchase price balance or the refinancing of any purchase price balances not greater than in the aggregate U.S.$50,000,000 or the Equivalent Amount of any assets (other than current assets) acquired by a Borrower or any of its Subsidiaries provided that any such Liens are restricted to the assets so acquired (“Permitted VTBS”);

(h)	reservations, conditions, limitations and exceptions contained in or implied by statute in the original disposition from the Crown and grants made by the Crown of interests so reserved or accepted;

(i)	security given in the ordinary course of business by a Borrower, or any of its Subsidiaries to a public utility or any municipality or governmental or public authority in connection with operations of a Borrower, or any of its Subsidiaries, (other than in connection with borrowed money) securing not more than an aggregate amount equal to U.S.$3,000,000 for all Borrowers and their Subsidiaries or the Equivalent Amount thereof;

(j)	liens in respect of Permitted Loans;

(k)	purchase money security interests placed upon fixed assets to secure a portion of the purchase price thereof and liens securing capital leases; provided that any such lien shall not encumber any property of the Canadian Borrower and/or its Subsidiaries except the purchased asset or asset subject to the capital lease, as applicable;

(l)	the encumbrances described on Schedule “J”;

(m)	liens in respect of Permitted Foreign Subsidiary Facilities, provided that such lien shall only be in respect of the Subsidiary incurring such Permitted Foreign Subsidiary Facilities;

(n)	liens on Receivables Facility Assets; and

(o)	liens on assets of CMH and any of its Subsidiaries which are used from time to time to secure the Warehouse Line.
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“Permitted Foreign Subsidiary Facilities” means debt of any Subsidiary domiciled outside of Canada and the United States under credit facilities entered into in the ordinary course of business of such Subsidiary.

“Permitted Loans” has the meaning ascribed thereto in Section 8.3(b)(iv).

“Permitted Unsecured Loans” has the meaning ascribed to it in Section 8.3(b)(ix).

“Permitted VTBS” has the meaning ascribed to it in the definition of Permitted Encumbrances.

“Person” means any individual, firm, company, corporation, unlimited liability company, limited liability company, entity, joint venture, joint stock company, trust, unincorporated organization, government or state entity or any association or a partnership (whether or not having separate legal personality) of two or more of the foregoing.

“Prepaid Bankers’ Acceptances” has the meaning ascribed thereto in Section 7.5(c).

“Principal Amount” means (a) for a Bankers’ Acceptance or a Letter of Credit, the face amount thereof and (b) for a Loan, the principal amount thereof.

“Process Agent” has the meaning ascribed thereto in Section 15.2.

“QFC Credit Support” has the meaning ascribed to it in Section 16.16.

“Qualified ECP Guarantor” means, in respect of any Swap Obligation, each Borrower or Guarantor that has total assets exceeding $10,000,000 at the time the relevant guarantee or grant of the relevant security interest becomes or would become effective with respect to such Swap Obligation or such other person as constitutes an “eligible contract participant” under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another person to qualify as an “eligible contract participant” at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

“Quarter” means a fiscal quarter of any Fiscal Year.

“Recalculation Event” has the meaning ascribed to it in Section 4.14(f).

“Receivables” means any amounts owing to any Borrower or any Subsidiary thereof in connection with the provision of services (or the sale of goods) by such Borrower or Subsidiary.

“Receivables Entity” means a special-purpose wholly owned Subsidiary or other entity which is established for the purposes of and engages in no activities other than the transactions contemplated by a Receivables Transaction and activities reasonably related thereto.

“Receivables Facility Assets” means Receivables subject to any Receivables Transaction, collection accounts, lockboxes and other accounts where amounts may be collected in respect of Receivables subject to any Receivables Transaction, amounts collected in respect of Receivables subject to any Receivables Transaction, and other assets related to any such Receivables.

“Receivables Transaction” means any transaction involving any Borrower and/or any Subsidiary thereof, and any Receivables Entity providing for sales, transfers, conveyances and/or pledges of Receivables Facility Assets that does not provide for recourse against any Borrower or any Subsidiary thereof (other than any Receivables Entity), other than representations, warranties, covenants and indemnities which are reasonably customary in structured finance transactions.

“Related Party” means, with respect to any Person, such Person’s Affiliates and the directors, officers, employees, agents and advisors of such Person and such Person’s Affiliates.

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“Relevant Governmental Body” means (i) with respect to a Benchmark Replacement in respect of Loans denominated in U.S. Dollars, the Board of Governors of the Federal Reserve System of the United States or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System of the United States or the Federal Reserve Bank of New York, or any successor thereto, (ii) with respect to a Benchmark Replacement in respect of Loans denominated in Sterling, the Bank of England, or a committee officially endorsed or convened by the Bank of England or, in each case, any successor thereto, (iii) with respect to a Benchmark Replacement in respect of Loans denominated in Euros, the European Central Bank, or a committee officially endorsed or convened by the European Central Bank or, in each case, any successor thereto, and (iv) with respect to a Benchmark Replacement in respect of Loans denominated in any Other Agreed Currency, (a) the central bank for the currency in which such Benchmark Replacement is denominated or any central bank or other supervisor which is responsible for supervising either (1) such Benchmark Replacement or (2) the administrator of such Benchmark Replacement or (b) any working group or committee officially endorsed or convened by (1) the central bank for the currency in which such Benchmark Replacement is denominated, (2) any central bank or other supervisor that is responsible for supervising either (A) such Benchmark Replacement or (B) the administrator of such Benchmark Replacement, (3) a group of those central banks or other supervisors or (4) the Financial Stability Board or any part thereof.

“Relevant Rate” means (i) with respect to any Loan denominated in an Agreed Currency (other than Canadian Dollars and Australian Dollars), SOFR, SONIA or Euribor, as applicable or (ii) otherwise, the Relevant Screen Rate, as applicable.

“Relevant Screen Rate” means the CDOR Rate, the Euribor Screen Rate, the AUD Screen Rate or such other applicable rate on the appropriate page of such information service that publishes such rate from time to time as selected by the Administration Agent in its reasonable discretion, as applicable.

“Reliable Jurisdiction” means a country (a) with a reliable enforcement regime, and (b) where the burden or cost of obtaining guarantees, equity pledge agreements or possession of equity interests does not outweigh the benefits afforded thereby, as reasonably determined by the Administration Agent.

“Repayment Date” means a day, other than the Final Maturity Date, on which a Borrower repays all or part of a Loan pursuant to Section 2.2, as identified and set forth on Schedule “B”.

“Resolution Authority ”means, with respect to an EEA Financial Institution, an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Response Date” has the meaning ascribed to it in Section 4.14(a).

“Restructuring Expenses” means costs and expenses incurred by Canadian Borrower or any of its Subsidiaries relating to restructuring including workforce and business optimization.

“Revolving Facilities” means, collectively, the Canadian Revolving Facility, the U.S. Revolving Facility, the UK Revolving Facility, the Colliers EMEA Revolving Facility and the Australian Revolving Facility.

“RFR Business Day” means, for any Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to Sterling, any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which banks are closed for general business in London.

“Sanctioned Country” means, at any time, a country, territory or region which is itself the subject or target of any Sanctions (which, at the time of this Agreement, includes, without limitation, Cuba, Donetsk People’s Republic, the Luhansk People’s Republic, Iran, North Korea, Sudan, Syria, Libya and Crimea).

“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the Government of Canada, the Government of any province or territory of Canada or by the United Nations Security Council, the Department of Foreign Affairs and Trade (Australia), the European Union or any EU member state (including Her Majesty’s Treasury of the United Kingdom), (b) any Person operating, organized or resident in a Sanctioned Country, or (c) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (a) and (b).

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“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, (b) the United Nations Security Council, the Reserve Bank or Commonwealth Government of Australia, the European Union, any European Union Member State or Her Majesty’s Treasury of the United Kingdom, or (c) the Government of Canada.

“SBTi-Approved Targets” means the GHG Emission Intensity reduction targets formally approved by Science Based Targets initiative.

“SBTi Submission” refers to the Canadian Borrower’s submission of its Science-based Targets to the SBTi.

“SBT Amendment” has the meaning ascribed to it in Section 4.14(e)(ii).

“SBTi Validation Notice” has the meaning ascribed to it in Section 4.14(e)(i).

“Science-based Target” means GHG Emission Intensity reduction targets aligned with a below 1.5°C pathway at minimum, set by the Canadian Borrower and submitted to the SBTi for its validation.

“Science-based Targets initiative” or “SBTi” refers to the partnership between global non-profit organizations: CDP, the United Nations Global Compact (UNGC), World Resources Institute (WRI) and the World Wide Fund for Nature (WWF).

“Scope 1 Emissions” means, for any period, direct greenhouse gas emissions or equivalent CO2 emissions occurring from properties occupied and the vehicle fleet operated by the Canadian Borrower and its Subsidiaries in the operation of their business, which are determined in accordance with the terms and conditions of the GHG Protocol.

“Scope 2 Emissions” means, for any period, indirect greenhouse gas emissions or equivalent CO2 emissions occurring from the generation of purchased and imported electricity consumed by the Canadian Borrower and its Subsidiaries at properties occupied and from the vehicle fleet operated by them in the operation of their business, which are determined in accordance with the terms and conditions of the GHG Protocol.

“Second Amended and Restated Credit Agreement” has the meaning ascribed thereto in the recitals.

“Second Currency” has the meaning ascribed thereto in Section 15.3(a).

“Shareholders’ Agreements” means the shareholders’ agreements, limited liability/operating/company agreements and/or partnership agreements (or like agreements) for the Borrowers and each of the Subsidiaries and any such additional shareholders’ agreement limited liability/operating/company agreements and/or partnership agreement (or like agreement) entered into at the time of the acquisition of an Acquisition Entity.

“SOFR” means a rate per annum equal to the secured overnight financing rate as administered by the SOFR Administrator and published by it on the SOFR Administrator’s Website.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

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“SOFR Administrator’s Website” means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

“SOFR Determination Date” has the meaning specified in the definition of “Daily Simple SOFR”.

“SOFR Interest Period” means, in respect of each Term SOFR Loan, a period of one, three or six months, or such shorter period as may be selected by the Borrower in the Drawdown Notice or the Conversion Notice, as applicable, and agreed to by all of the Lenders (in each case, subject to the availability thereof), with respect to such Term SOFR Loan; provided that (a) the SOFR Interest Period shall commence on the date of an Advance of or a Conversion to a Term SOFR Loan and, in the case of immediately successive SOFR Interest Periods, each successive SOFR Interest Period shall commence on the date on which the immediately preceding SOFR Interest Period expires; (b) if any SOFR Interest Period would otherwise expire on a day that is not a Business Day, such SOFR Interest Period shall expire on the next succeeding Business Day; provided, that if any SOFR Interest Period with respect to a Term SOFR Loan would otherwise expire on a day that is not a Business Day but is a day of the month after which no further Business Day occurs in such month, such SOFR Interest Period shall expire on the immediately preceding Business Day; (c) any SOFR Interest Period with respect to a Term SOFR Loan that begins on the last Business Day of a calendar month (or on a day for which there is not numerically corresponding day in the calendar month at the end of such SOFR Interest Period) shall end on the last Business Day of the relevant calendar month at the end of such SOFR Interest Period; (d) no SOFR Interest Period shall extend beyond the Revolving Facilities Maturity Date; and (e) no tenor that has been removed from this definition pursuant to Section 7.1 shall be available for specification in such interest election.

“SOFR Loan” means a Loan that bears interest at a rate based on Adjusted Term SOFR or Adjusted Daily Simple SOFR, as applicable, other than pursuant to clause (c) of the definition of “U.S. Base Rate”.

“SOFR Margin” means, in respect of a SOFR Loan, or portion thereof outstanding on or after the Effective Date, the SOFR Margin described in the definition of Applicable Margin.

“SOFR Rate Day” has the meaning specified in the definition of “Daily Simple SOFR”.

“SONIA” means a rate per annum equal to the Sterling Overnight Index Average published by the SONIA Administrator on the SONIA Administrator’s Website.

“SONIA Adjustment” means, with respect to SONIA, 3.26 basis points for a SONIA Interest Period of one-month’s duration, 6.33 basis points for a SONIA Interest Period of two-month’s duration, 11.93 basis points for a SONIA Interest Period of three-month’s duration, and 27.66 basis points for a SONIA Interest Period of six-months’ duration.

“SONIA Administrator” means the Bank of England (or any successor administrator of the Sterling Overnight Index Average).

“SONIA Administrator’s Website” means the Bank of England’s website, currently at http://www.bankofengland.co.uk, or any successor source for the Sterling Overnight Index Average identified as such by the SONIA Administrator from time to time.

“SONIA Determination Date” has the meaning specified in the definition of “SONIA Rate”.

“SONIA Interest Period” means, in respect of each SONIA Loan, a period of one, two, three or six months, or such shorter period as may be selected by the Borrower in the Drawdown Notice or the Conversion Notice, as applicable, and agreed to by all of the Lenders (in each case, subject to the availability thereof), with respect to such SONIA Loan; provided that (a) the SONIA Interest Period shall commence on the date of an Advance of or a Conversion to a SONIA Loan and, in the case of immediately successive SONIA Interest Periods, each successive SONIA Interest Period shall commence on the date on which the immediately preceding SONIA Interest Period expires; (b) if any SONIA Interest Period would otherwise expire on a day that is not a Business Day, such SONIA Interest Period shall expire on the next succeeding Business Day; provided, that if any SONIA Interest Period with respect to a SONIA Loan would otherwise expire on a day that is not a Business Day but is a day of the month after which no further Business Day occurs in such month, such SONIA Interest Period shall expire on the immediately preceding Business Day; (c) any SONIA Interest Period with respect to a SONIA Loan that begins on the last Business Day of a calendar month (or on a day for which there is not numerically corresponding day in the calendar month at the end of such SONIA Interest Period) shall end on the last Business Day of the relevant calendar month at the end of such SONIA Interest Period; (d) no SONIA Interest Period shall extend beyond the Revolving Facilities Maturity Date; and (e) no tenor that has been removed from this definition pursuant to Section 7.1 shall be available for specification in such interest election.

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“SONIA Loan” means a Loan that bears interest at a rate based on Adjusted SONIA.

“SONIA Margin” means, in respect of a SONIA Loan, or portion thereof outstanding on or after the Effective Date, the SONIA Margin described in the definition of Applicable Margin.

“SONIA Rate” means, for any day (a “SONIA Rate Day”), a rate per annum equal to SONIA for the day (such day “SONIA Determination Date”) that is five (5) RFR Business Days prior to (a) if such SONIA Rate Day is a RFR Business Day, such SONIA Rate Day or (b) if such SONIA Rate Day is not an RFR Business Day, the RFR Business Day immediately preceding such SONIA Rate Day, in each case, as such SONIA is published by the SONIA Administrator on the SONIA Administrator’s Website. Any change in the SONIA Rate due to a change in SONIA shall be effective from and including the effective date of such change in SONIA without notice to the Borrower.

“SONIA Rate Day” has the meaning specified in the definition of “SONIA Rate”.

“SPT Metrics” means the sustainability performance target metrics relating to GHG Emission Intensity, the Percentage of Women in Management Roles and the Percentage of WELL Certified Properties, in each case, subject to adjustment in accordance with the proviso in Section 4.14(b).

“SPT Metric Adjustment Proposal” means a proposal to be delivered by the Canadian Borrower to the Sustainability Structuring Agent in accordance with Section 8.2(h), setting out (a) the baseline levels for each SPT Metric verified in the 2021 Baseline Report, and (b) the adjustments (if any) the Canadian Borrower considers appropriate to (i) the SPT Metrics, and/or (ii) to any element of any table set out in the definitions of the terms “GHG Intensity”, and/or “Percentage of Women in Management Roles”, in light of the findings of the 2021 Baseline Report.

“SPT Metric Effective Date” means: (a) the date on which the Canadian Borrower delivers the 2021 Baseline Report to the Sustainability Structuring Agent and the Agent, if the 2021 Baseline Report verifies the Baseline Sustainability Level for each SPT Metric as at the date of this Agreement; or (b) if the 2021 Baseline Report does not verify the Baseline Sustainability Level for each SPT Metric as at the date of this Agreement, the date, if any, on which the Agent (acting on the instructions of the Majority Lenders) agrees in writing to an SPT Metric Adjustment Proposal in accordance with Section 4.14(a).

“SPT Metrics Report” means an annual report (it being understood that this annual report may take the form of the Sustainability Certificate) that sets forth the calculations for each SPT Metric for a specific year, beginning with the annual report covering the Fiscal Year ended on December 31, 2022.

“Standby Letter of Credit” means a standby letter of credit issued by any Issuing Bank pursuant to Section 2.11 or a letter of guarantee, standby guarantee or bank guarantee issued by an Issuing Bank which is a Canadian Lender or an Australian Lender.

“Sterling” or “£” means the lawful money of the United Kingdom.

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“Subsidiary” of any Person means any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or of others performing similar functions are directly or indirectly owned or controlled by such Person.

“Supported QFC” has the meaning ascribed to it in Section 16.16.

“Sustainability Auditor” means an independent external party with relevant expertise selected by the Canadian Borrower in consultation with the Administration Agent (acting reasonably), acting in the capacity of independent auditor for the purpose of determining the SPT Metrics relating to GHG Emission Intensity, the Percentage of Women in Management Roles and the Percentage of WELL Certified Properties.

“Sustainability Certificate” means the sustainability certificate containing performance metrics to be delivered by the Canadian Borrower on an annual basis attaching (a) a true and correct copy of the SPT Metrics Report for the most recently ended Fiscal Year and setting forth the Applicable Sustainability Margin Adjustment for the period covered thereby and computations in reasonable detail in respect thereof and (b) a review of the Sustainability Auditors confirming that such Sustainability Auditors are not aware of any material modifications that should be made to such computations in order for the to be presented in all material respects in conformity with the applicable reporting criteria (or such other substantially similar statement as is customary at the applicable time for a limited assurance review), such certificate to be substantially in the form as set out in Schedule “L” hereto.

“Sustainability Eligible Location” means each office location of 2,500 square feet or greater occupied by the Canadian Borrower or any Subsidiary.

“Sustainability Margin Adjustment Date” has the meaning ascribed to it in Section 4.14(b)(i).

“Sustainability Report” means the annual sustainability report published by the Canadian Borrower on its website and relating to various matters relevant to its business and its stakeholders, including disclosure of the GHG Emission Intensity, the Percentage of Women in Management Roles and Percentage of WELL Certified Properties.

“Sustainability Structuring Agent” means BMO Capital Markets, and its successors and assigns duly appointed in accordance with Section 13.6, acting in the capacity as the Sustainability Structuring Agent for the Lenders hereunder.

“Swap Obligation” means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act or any rules or regulations promulgated thereunder.

“Swingline Facilities” means, collectively, the Canadian Swingline Facility, the U.S. Swingline Facility, the U.S. Sweep to Loan Facility and the Australian Swingline Facility.

“Swingline Lender Change Notice” means a notice delivered in accordance with Section 14.9.

“Swingline Lenders” means the Canadian Swingline Lenders, the U.S. Swingline Lender and the Australian Swingline Lender and their respective successors and assigns, and “Swingline Lender” means any Canadian Swingline Lender, U.S. Swingline Lender or Australian Swingline Lender, as the case may be.

“TARGET Day” means any day on which TARGET2 (or, if such payment system ceases to be operative, such other payment system, if any, determined by the Administration Agent to be a suitable replacement) is open for the settlement of payments in Euros.

“TARGET2” means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilizes a single shared platform and which was launched on November 19, 2007.

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“Tax” includes all present and future taxes, levies, imposts, stamp taxes, duties or other charges or withholdings of a similar nature and all penalty, interest and other payments on or in respect thereof.

“Tax Consolidated Group” means a “Consolidated Group” or an “MEC Group” as defined in the Income Tax Assessment Act 1997 (Cth) of Australia.

“Tax Credit” means a credit against, relief or remission for, or refund or repayment of, any Taxes.

“Tax Deduction” means a deduction or withholding for or on account of Taxes from a payment under any Loan Document, other than a FATCA Deduction.

“Term SOFR” means, for any SOFR Interest Period for a SOFR Loan, the Term SOFR Reference Rate (rounded upward to the nearest fifth decimal place, if necessary) for a tenor comparable to the applicable SOFR Interest Period on the day (the “Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such SOFR Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Term SOFR Determination Day.

“Term SOFR Adjustment” means, with respect to Term SOFR, 10 basis points.

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Agent in its discretion, acting reasonably).

“Term SOFR Determination Day” has the meaning assigned to it under the definition of Term SOFR.

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“Total Australian Commitments” means U.S.$50,000,000 and includes the Australian Revolving Facility Commitment and the Australian Swingline Commitment, which may be increased or decreased as the result of the Incremental Facility.

“Total Canadian Commitments” means U.S.$675,000,000 and includes the Canadian Revolving Facility Commitment and the Canadian Swingline Commitment, which may be increased or decreased as the result of a reallocation made in accordance with Section 6.6 or increased as the result of the Incremental Facility.

“Total Colliers EMEA Commitments” means U.S.$200,000,000 and includes the Colliers EMEA Revolving Facility Commitment, which may be increased or decreased as the result of a reallocation made in accordance with Section 6.6 or increased as the result of the Incremental Facility.

“Total Commitments” means the aggregate for all Facilities from time to time of the Lenders’ Commitments from time to time to a maximum aggregate amount of U.S.$1,500,000,000 which may be increased as the result of the Incremental Facility.

“Total Debt” shall include, without duplication, the obligations under this Agreement, obligations in respect of Permitted Unsecured Loans, Financial Contract Obligations, guaranteed obligations, capital leases, vendor-take-back financing, subordinated debt, reimbursement obligations with respect to letters of credit and any other interest bearing obligations of the Canadian Borrower and its Subsidiaries on a Consolidated basis excluding the Unrestricted Entities but otherwise determined in accordance with GAAP after deduction of unrestricted cash-on-hand plus the aggregate of all Cash Amounts; provided that “Total Debt” shall exclude (i) any Convertible Debentures up to a maximum aggregate amount of U.S.$500,000,000, and (ii) indebtedness in respect of the Warehouse Line (as permitted under Section 8.3(b)(xiii) of this Agreement).

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“Total Debt/Consolidated EBITDA Ratio” or “TD/CE Ratio” means, at any time, the quotient obtained by dividing (a) Total Debt (as numerator) by (b) Consolidated EBITDA (as denominator), for the purpose of this ratio, calculated on the basis of the immediately preceding four consecutive Quarters so as to include all Persons that have become Subsidiaries during the relevant periods in a manner permitted by the terms of this Agreement, with EBITDA from Acquisition Entities to be included in the calculations by using the trailing 12 month EBITDA for the Acquisition Entity or entities and so as to exclude the EBITDA of a former Subsidiary that ceased being a Subsidiary during the previous four Quarters; In addition, the Consolidated EBITDA may be adjusted to include a full year impact of the cost savings in respect of any such Acquisition Entity which are readily identifiable and can be immediately implemented, such as elimination of salaries for redundant employees and elimination of various administrative functions which will, in the reasonable opinion of the Canadian Borrower, become unnecessary or otherwise performed more cost effectively (such cost savings being collectively “Normalizing Adjustments”); provided that such adjustments shall only be made if (i) the Canadian Borrower has provided to the Canadian Agent details of such Normalizing Adjustments following the completion of the acquisition of such Acquisition Entity, and (ii) the Canadian Agent has not provided written notice to the Canadian Borrower within 15 Business Days of the receipt by the Canadian Agent of such details that the Majority Lenders do not so consent to the Normalizing Adjustments.

“Total U.S. Commitments” means U.S.$400,000,000 and includes the U.S. Revolving Facility Commitment and the U.S. Swingline Commitment, which may be increased or decreased as the result of a reallocation made in accordance with Section 6.6 or increased as the result of the Incremental Facility.

“Total UK Commitments” means U.S.$175,000,000 and includes the UK Revolving Facility Commitment, which may be increased or decreased as the result of a reallocation made in accordance with Section 6.6 or increased as the result of the Incremental Facility.

“Total LC Sublimit” has the meaning ascribed thereto in Section 2.11(a)(i).

“Trade Letter of Credit” means a trade letter of credit or letter of guarantee acceptable to the Majority Lenders, acting reasonably, issued by an Issuing Bank pursuant to Section 2.11.

“Transfer Certificate” means a certificate substantially in the form set out in Schedule “C” signed by a Lender and a Transferee.

“Transferee” means a Canadian Assignee, a U.S. Assignee, a UK Assignee, a Colliers EMEA Assignee and an Australian Assignee or any other transferee to which a Lender seeks to assign or transfer all or part of such Lender’s rights and obligations hereunder in accordance with Article 14.

“Treaty Lender” means for purposes of Section 7.6, a Lender which:

(a)	is treated as a resident of a Treaty State for the purposes of the relevant Treaty;

(b)	does not carry on a business in the United Kingdom, as applicable, through a permanent establishment with which that Lender’s participation in any advance is effectively connected; and

(c)	meets all other conditions of the relevant Treaty for full exemption from the United Kingdom, as applicable, taxation on interest and other amounts which relate to the Lender (including, without limitation, its tax or other status, the manner in which or the period for which it holds any rights under this Agreement, the reasons or purposes for its acquisition of such rights and the nature of any arrangements by which it disposes of or otherwise turns to account such rights) under the Loan Documents. In this subclause (c), “conditions” shall mean conditions relating to an entity’s eligibility for full exemption under the relevant Treaty and shall not be treated as including any procedural formalities that need to be satisfied in relation to that Treaty.

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“Treaty State” has the meaning ascribed thereto in Section 7.6.

“Type” means, with respect to any Loan, a Canadian Prime Rate Loan, a U.S. Base Rate Loan, a U.S. Prime Rate Loan, an Australian Base Rate Loan, an Australian Bank Bill Rate Loan or a SOFR Loan and otherwise, with respect to any Borrowing or portion thereof, Bankers’ Acceptances or Letters of Credit.

“UK Assignee” has the meaning ascribed thereto in Section 14.3(a).

“UK Borrower” has the meaning ascribed thereto in the recitals.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any Person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain Affiliates of such credit institutions or investment firms.

“UK Lenders” means the Lenders identified as UK Lenders on the execution pages hereof having a Commitment to lend or when such Commitment shall have terminated, having Borrowings outstanding to the UK Borrower under the UK Revolving Facility. UK Lenders includes any Person who becomes a UK Lender hereunder pursuant to Section 2.13.

“UK Resolution Authority ”means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“UK Revolving Facility” means the Commitments of the UK Lenders to make Advances to the UK Borrower in accordance with Section 2.2(e) and such Advances so made.

“UK Revolving Facility Commitment” means the Commitments of the UK Lenders to make Advances to the UK Borrower of up to U.S.$175,000,000 as same may be increased as the result of the Incremental Facility; provided that the aggregate outstanding Borrowings under the UK Revolving Facility shall not exceed the Total UK Commitments at any time.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Unrestricted Entities” means Eligible Businesses in which a Borrower or any Subsidiary has invested (whether or not such entity is controlled by a Borrower or any Subsidiary) which investments are not prohibited under Section 8.3(f)(ii). Schedule “A” lists the Unrestricted Entities as of the date of this Agreement.

“Unused SPT Metric” has the meaning ascribed thereto in Section 4.14(b).

“U.S.” means the United States of America.

“U.S. Agent” means Bank of Montreal, Chicago Branch, and its successors and assigns duly appointed in accordance with Section 13.6, acting in the capacity as U.S. administration agent for the Lenders hereunder.

“U.S. Assignee” has the meaning ascribed thereto in Section 14.3(a).

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“U.S. Base Rate” means, for any particular day the variable rate of interest per annum calculated on the basis of a year of 360 days equal to the greater of (a) the base rate most recently announced by the Canadian Agent as its base rate for U.S. Dollar demand loans in Canada, (b) the sum of the Federal Funds Rate in effect plus .50% per annum, and (c) Adjusted Term SOFR for a one-month tenor in effect for such day plus 1.00%; provided that to the extent such highest rate as calculated above shall, at any time, be less than the Floor, such rate shall be deemed to be Floor for all purposes herein. .

“U.S. Base Rate Loans” mean Loans, or any portion thereof, that bear interest at the U.S. Base Rate, made available by the Canadian Lenders to the Canadian Borrower or CMN outstanding from time to time which are drawn in U.S. Dollars and in respect of which interest is payable in accordance with Section 4.2.

“U.S. Base Rate Margin” means, in respect of a U.S. Base Rate Loan, or portion thereof outstanding on or after the Effective Date, the U.S. Base Rate Margin described in the definition of Applicable Margin.

“U.S. Borrower” has the meaning ascribed thereto in the recitals.

“U.S. Dollars” means the lawful money of the United States of America and “U.S.$” or “$” or “Dollars” has a corresponding meaning.

“U.S. Facilities” means the U.S. Revolving Facility and the U.S. Swingline Facility.

“U.S. Government Securities Business Day” means any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“U.S. Lenders” means the Lenders identified as U.S. Lenders on the execution pages hereof having a Commitment to lend or when such Commitment shall have terminated, having Borrowings outstanding to the U.S. Borrower under the U.S. Facilities. U.S. Lenders includes any Person who becomes a U.S. Lender hereunder pursuant to Section 2.13.

“U.S. Prime Rate” means for any particular day the variable rate of interest per annum calculated on the basis of a year of 360 days equal to the greater of (a) the rate publicly announced from time to time by the U.S. Agent as its prime lending rate, (b) the sum of the Federal Funds Rate in effect plus one percent (1%) per annum, and (c) SOFR (calculated utilizing SOFR for a one (1) month SOFR Interest Period) plus one percent (1.00%) per annum. This rate of interest is determined from time to time by the U.S. Agent as a means of pricing U.S. Dollar loans to customers in the U.S.

“U.S. Prime Rate Loan” means Loans, or any portion thereof, made available by the U.S. Lenders to the U.S. Borrower outstanding from time to time which are drawn down in U.S. Dollars and in respect of which interest is payable in accordance with Section 4.4.

“U.S. Prime Rate Margin” means in respect of a U.S. Prime Rate Loan, or portion thereof outstanding on or after the Effective Date, the U.S. Prime Rate Margin described in the definition of Applicable Margin.

“U.S. Revolving Facility” means Commitments of the U.S. Lenders to make Advances to the U.S. Borrower in accordance with Section 2.2(c) and such Advances so made.

“U.S. Revolving Facility Commitment” means Commitments of the U.S. Lenders to make Advances to the U.S. Borrower of up to U.S.$365,000,000 as same may be increased as the result of the Incremental Facility; provided that the aggregate outstanding Borrowings under the U.S. Facilities shall not exceed the Total U.S. Commitments at any time.

“U.S. Special Resolution Regimes” has the meaning ascribed to it in Section 16.16.

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“U.S. Sweep Depositary” has the meaning ascribed to it in the definition of “U.S. Sweep to Loan Facility”.

“U.S. Sweep to Loan Commitment” means the Commitment of the U.S. Sweep Depositary to make Advances to the Canadian Borrower of up to U.S.$15,000,000 which Commitment constitutes a sub-commitment of the Total U.S. Commitments; provided that the aggregate outstanding Borrowings under the U.S. Facilities shall not exceed the Total U.S. Commitments at any time.

“U.S. Sweep to Loan Facility” means a cash management arrangement established by the Canadian Borrower with Bank of Montreal, Chicago Branch, or an Affiliate thereof, as depositary (in such capacity, the “U.S. Sweep Depositary”), pursuant to which such U.S. Sweep Depositary is authorized (a) to make advances under such facility, the proceeds of which are deposited by the U.S. Sweep Depositary into a designated account of the Canadian Borrower maintained at the U.S. Sweep Depositary, and (b) to accept as prepayments of such facility proceeds of excess targeted balances held in such designated account at the U.S. Sweep Depositary, which cash management arrangement is subject to such agreement(s) and on such terms acceptable to the U.S. Sweep Depositary.

“U.S. Swingline Commitment” means the Commitment of the U.S. Swingline Lender to make Advances to the U.S. Borrower of up to U.S.$20,000,000 which Commitment constitutes a sub-commitment of the Total U.S. Commitments; provided that the aggregate outstanding Borrowings under the U.S. Facilities shall not exceed the Total U.S. Commitments at any time.

“U.S. Swingline Facility” means Commitments of the U.S. Swingline Lender to make Advances to the U.S. Borrower in accordance with Section 2.2(d) and such Advances so made.

“U.S. Swingline Lender” means JPMorgan Chase Bank, N.A. and its successors and assigns.

“VAT” means:

(a)	any tax imposed in compliance with the Council Directive of 28 November 2006 or the common system of value added tax (EC Directive 2006/112); and

(b)	any other tax of a similar nature, that is either (i) imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or (ii) imposed elsewhere.

“Violation Notice” means any notice received by a Borrower or any of its Subsidiaries from any governmental or regulatory body or agency under any Environmental Law that such Borrower or any of its Subsidiaries is in non-compliance with the requirements of any Environmental Law.

“Warehouse Line” means one or more secured, first priority revolving credit facilities in favour of CMH and/or any of its Subsidiaries, by and among CMH and/or any of its Subsidiaries and the financial institutions party thereto from time to time, for the purpose of funding mortgage loans originated by CMH or any of its Subsidiaries.

“WELL Health-Safety Rating” means the certification in respect of a Sustainability Eligible Location issued by the International WELL Building Institute or an affiliate thereof, as described at https://www.wellcertified.com/health-safety.

“Wholly-Owned Subsidiary” means any corporation or other entity of which 100% of the securities or other ownership interests are owned directly or indirectly by a Borrower.

“Write-Down and Conversion Powers” means (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, any powers of the applicable UK Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that UK Financial Institution or any other Person to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

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1.2	References

Any reference made in this Agreement to:

(a)	Any of the “Administration Agent”, the “Canadian Agent”, the “U.S. Agent”, the “Australian Agent”, the “Colliers EMEA Agent”, the “European Agent”, the “Sustainability Structuring Agent”, the “Lenders” or a “Lender” shall so be construed as to include its or their respective successors and permitted assigns.

(b)	A time of day is, unless otherwise stated, a reference to Toronto, Ontario (Canada) time.

(c)	Sections, Articles or Schedules is, unless otherwise indicated, to Sections and Articles of this Agreement and to Schedules to this Agreement, as the case may be. The provisions of each Schedule shall constitute provisions of this Agreement as though repeated at length herein.

(d)	A “month” is a reference to a period starting on one day in a calendar month to but excluding the numerically corresponding day in the next calendar month except that, where any such period would otherwise end on a day other than a Business Day, it shall end on the next Business Day, unless that day falls in the calendar month succeeding that in which it would otherwise have ended, in which case it shall end on the next preceding Business Day in a calendar month or if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last Business Day in that later month (and references to “months” (other than “calendar months”) shall be construed accordingly).

1.3	Interpretation

In this Agreement:

(a)	the singular includes the plural and vice versa;

(b)	“in writing” or “written” includes printing, typewriting, or any electronic means of communication capable of being visibly reproduced at the point of reception, including telex, telecopy and telegraph and, as between an Agent and the Lenders (but only when so directed by an Agent), Refinitiv or equivalent means of communication;

(c)	any document (including this Agreement), notice, note, bill of exchange or other instrument shall be considered to have been validly signed or executed, if it has been signed by either an original signature, facsimile or other form of electronic signature or stamp affixed by an Authorized Signatory, provided that any promissory notes required by a Lender and the bills of exchange or depository notes to be deposited pursuant to Section 2.6 shall be considered to be validly signed or executed only if signed by an original signature of an Authorized Signatory; and

(d)	all calculations of interest under this Agreement are to be made on the basis of the stated rates set out herein and not on the basis of the effective yearly rates determined on any basis which gives effect to the principle of deemed reinvestment.
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(e)	Unless otherwise expressly provided herein, (i) references to agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments and other modifications thereto, but only to the extent such amendments and other modifications are not prohibited by the terms of this Agreement, and (ii) references to any statute or regulation are to be construed as including all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting the statute or regulation. In addition, (x) the Dodd–Frank Wall Street Reform and Consumer Protection Act (Pub.L. 111-203, H.R. 4173), all laws in respect thereto, all interpretations and applications thereof and any compliance by a Lender with any request or directive relating thereto and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall, for the purposes of this Agreement, be deemed to be adopted subsequent to the date hereof.

1.4	Headings and Table of Contents

The headings, the table of contents, the Articles and the Sections are inserted for convenience only and are to be ignored in construing this Agreement.

1.5	Accounting Terms

(a)	All accounting terms (not defined in this Agreement) shall be interpreted, all accounting determinations shall be made, and all financial statements shall be prepared, in accordance with GAAP as at December 31, 2021. In the event that any “Accounting Changes” (as defined below) shall occur and such change results in a change in the method of calculation of financial covenants, standards or terms in this Agreement, then at the Canadian Borrower’s request:

(i)	the Agent and the Lenders shall enter into negotiations with the Canadian Borrower, to be conducted reasonably and in good faith by all parties, in order to amend such provisions of this Agreement so as to reflect equitably such Accounting Changes with the desired result that the criteria for evaluating the financial condition of the Borrowers and Guarantors shall be the same after such Accounting Changes as if such Accounting Changes had not been made. Until such time as such an amendment shall have been executed and delivered by the Borrower and Guarantor, the Agent and the Majority Lenders, all financial covenants, standards and terms in this Agreement shall continue to be calculated or construed as if such Accounting Changes had not occurred; or

(ii)	all financial covenants, standards and terms in this Agreement shall continue to be calculated or construed as if such Accounting Changes had not occurred, and the Canadian Borrower will continue to provide all financial information and calculations to enable this to continue together with reconciliations to the public financial statements and information prepared in accordance with the Accounting Changes;

(b)	“Accounting Changes” refers to changes in accounting principles (i) required by the promulgation of any rule, regulation, pronouncement or opinion by the Financial Accounting Standards Board or the American Institute of Certified Public Accountants or, if applicable, the SEC or (ii) otherwise proposed by the Canadian Borrower to, and approved by, Majority Lenders.
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1.6	Currency Calculations

All references in the Loan Documents to Loans, Letters of Credit, Obligations and other amounts shall be denominated in Dollars, unless expressly provided otherwise. The Equivalent Amount of any amounts denominated or reported under a Loan Document in a currency other than Dollars shall be determined by Administration Agent on a daily basis based on the current Exchange Rate. Each Borrower shall report, as required, all collateral and financial components to Administration Agent in the currency shown in such Borrower’s financial records, and unless expressly provided otherwise, Canadian Borrower shall deliver consolidated financial statements and calculate financial covenants in Dollars. Notwithstanding anything herein to the contrary, if any Obligation is funded and expressly denominated in a currency other than Dollars, Borrowers shall repay such Obligation in such other currency.

1.7	Interest Rates; Benchmark Notification

The interest rate on a Loan may be derived from an interest rate benchmark that may be discontinued or is, or may in the future become, the subject of regulatory reform. Upon the occurrence of a Benchmark Transition Event, Section 7.1 provides a mechanism for determining an alternative rate of interest. The Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, (a) the continuation of, the administration of, submission of, calculation of, performance of or any other matter related to any interest rate used in this Agreement (including, without limitation, the U.S. Base Rate, Daily Simple SOFR, Adjusted Daily Simple SOFR, SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, SONIA, the SONIA Rate or Adjusted SONIA) or any component definition thereof or rates referred to in the definition thereof, or with respect to any alternative or successor rate thereto, or replacement rate thereof (including any Benchmark Replacement), including without limitation, whether the composition or characteristics of any such alternative, successor or replacement reference rate will be similar to the existing interest rate (or any component thereof) being replaced or have the same volume or liquidity as did any existing interest rate (or any component thereof) prior to its discontinuance or unavailability. The Agent and its affiliates and/or other related entities may engage in transactions unrelated to this Agreement, that may affect the calculation of any interest rate (or component thereof) used in this Agreement or any alternative, successor or alternative rate (including any Benchmark Replacement) and/or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Agent may select information sources or services in its reasonable discretion to ascertain any interest rate used in this Agreement, any component thereof, or rates referred to in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service or the effect, implementation or composition of any Conforming Changes.

1.8	Recitals

The recitals to this Agreement form part hereof.

1.9	Schedules

The schedules attached to this Agreement, including as they may be amended from time to time, shall for all purposes form an integral part of this Agreement.

1.10	Precedence

In the event that any provisions of the Continuing Guarantees contradict or are otherwise incapable of being construed in conjunction with the provisions of this Agreement, the provisions of this Agreement shall take precedence over those contained in the Continuing Guarantees and, in particular, if any act of a Borrower or a Guarantor is expressly permitted under this Agreement but is prohibited under the Continuing Guarantees, any such act shall be permitted under this Agreement and shall be deemed to be permitted under the Continuing Guarantees,

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1.11	Dutch Terms

Without prejudice to the generality of any provision of this agreement, in this agreement or any Loan Document, where it relates to the Dutch Borrower, a reference to:

(a)	a necessary action to authorise, where applicable, includes without limitation:

(i)	any action required to comply with the Dutch Works Councils Act (Wet op de ondernemingsraden); and

(ii)	obtaining a positive advice (positief advies) from the competent works council(s);

(b)	a security interest includes any mortgage (hypotheek), pledge (pandrecht), retention of title arrangement (eigendomsvoorbehoud), privilege (voorrecht), right of retention (recht van retentie) and right to reclaim goods (recht van reclame);

(c)	a winding-up, administration or dissolution includes a Dutch person being declared bankrupt (failliet verklaard) or dissolved (ontbonden);

(d)	a moratorium or suspension of payments includes a surseance van betaling and granted a moratorium or suspension of payments includes surseance verleend;

(e)	a trustee, receiver or administrator includes a curator;

(f)	an administrator includes a bewindvoerder;

(g)	a liquidator includes a vereffenaar;

(h)	an attachment includes a beslag;

(i)	a group includes a groep;

(j)	a subsidiary includes a dochtermaatschappij;

(k)	an affiliate includes a groepsmaatschappij;

(l)	a merger includes a juridische fusie, aandelenfusie and bedrijfsfusie;

(m)	a director includes a bestuurder; and

(n)	constitutional documents include an akte van oprichting and statuten.

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Article 2
– FACILITIES

2.1	The Credit Facilities

(a)	Subject to the terms of this Agreement, (i) the Canadian Lenders shall extend credit to the Canadian Borrower and CMN by way of the Canadian Revolving Facility; (ii) the Canadian Swingline Lenders shall extend credit to the Canadian Borrower by way of the Canadian Swingline Facility, (iii) the U.S. Lenders shall extend credit to the U.S. Borrower by way of the U.S. Revolving Facility; (iv) the U.S. Swingline Lender shall extend credit to the U.S. Borrower by way of the U.S. Swingline Facility, (v) the U.S. Sweep Depositary shall extend credit to the Canadian Borrower by way of the U.S. Sweep to Loan Facility, (vi) the UK Lenders shall extend credit to the UK Borrower by way of the UK Revolving Facility; (vii) the Colliers EMEA Lenders shall extend credit to Colliers EMEA and the Dutch Borrower by way of the Colliers EMEA Revolving Facility; (viii) the Australian Lenders shall extend credit to the Australian Borrower by way of the Australian Revolving Facility, and (ix) the Australian Swingline Lender shall extend credit to the Australian Borrower by way of the Australian Swingline Facility.

(b)	The proceeds of Borrowings shall be used by the Borrowers for the purposes set out in Section 2.12 of this Agreement, subject to the terms and conditions of this Agreement.

2.2	Notice and Revolving Nature of Borrowings

(a)	The Canadian Borrower and CMN may, subject to the terms of this Agreement, upon giving the Canadian Agent prior written notice:

(i)	by not later than 10:00 a.m. on the third (3rd) Business Day prior to the Drawdown Date or Repayment Date for each Advance which is a SOFR Loan, SONIA Loan or Euribor Loan, as applicable;

(ii)	by not later than 10:00 a.m. on the second (2nd) Business Day prior to the Drawdown Date or Repayment Date or Acceptance Date, as the case may be, for any Borrowing or Conversion under the Canadian Revolving Facility (other than a SOFR Loan, SONIA Loan or Euribor Loan, as applicable);

borrow, repay and/or reborrow or convert in accordance with Section 2.3 under the Canadian Revolving Facility, (A) in respect of Canadian Prime Rate Loans in minimum tranches of Cdn.$300,000, and thereafter in multiples of Cdn.$100,000 and (B) in respect of U.S. Base Rate Loans in minimum tranches of U.S.$300,000 and thereafter in multiples of U.S.$100,000, (C) in respect of Bankers’ Acceptances in minimum amounts of Cdn.$1,000,000 and thereafter in multiples of Cdn.$100,000, (D) in respect of SOFR Loans, SONIA Loans or Euribor Loans, as applicable, in minimum amounts of (1) U.S.$1,000,000 and thereafter in multiples of U.S.$100,000, (2) £1,000,000 and thereafter in multiples of £100,000 or (3) €1,000,000 and thereafter in multiples of €100,000; provided that repayment of SOFR Loans, SONIA Loan or Euribor Loans, as applicable, shall be made on the last day of the applicable SOFR Interest Period, SONIA Interest Period or Euribor Interest Period, as applicable, and the Canadian Borrower and CMN will not be entitled to have more than an aggregate of eight (8) Loans outstanding by way of Bankers’ Acceptances and SOFR Loans, SONIA Loans or Euribor Loans, as applicable, at any time.

Notwithstanding the provisions of this Section 2.2(a), the Canadian Agent shall use its best efforts to make Advances by way of Canadian Prime Rate Loans under the Canadian Revolving Facility available to the Canadian Borrower and CMN on the Business Day following the receipt by the Canadian Agent of a Drawdown Notice for a Canadian Prime Rate Loan.

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(b)

(i)	In order to facilitate the cash management requirements of the Canadian Borrower, each of the Canadian Swingline Lenders in its capacity as a Lender agrees to make available to the Canadian Borrower its Canadian Swingline Commitment. The Canadian Swingline Facility shall be used by the Canadian Borrower to fund amounts which would otherwise be drawn down by the Canadian Borrower by way of Canadian Prime Rate Loans or U.S. Base Rate Loans under the Canadian Revolving Facility pursuant to Section 2.2(a) but for such amounts not being, in the case of Canadian Prime Rate Loans, in a minimum principal amount of Cdn.$300,000 and multiples of Cdn.$100,000 thereafter and in the case of U.S. Base Rate Loans in a minimum principal amount of U.S.$300,000 and multiples of U.S.$100,000 thereafter. Notwithstanding any other provision hereof, Drawdowns under the Canadian Swingline Facility are not subject to any minimum amount. Any Borrowings under the Canadian Swingline Facility may be drawn down by the Canadian Borrower without notice to the Canadian Swingline Lenders by way of presentment to the Canadian Swingline Lenders of cheques and other bills of exchange issued by the Canadian Borrower or other online platform acceptable to the Canadian Swingline Lenders.

(ii)	At any time and from time to time in its discretion, a Canadian Swingline Lender may notify the Canadian Agent that such Canadian Swingline Lender wishes each of the Canadian Lenders to provide its Participation in the Canadian Revolving Facility for Advances made under the Canadian Swingline Facility, and each Canadian Lender shall thereupon provide to the Canadian Agent, for the account of such Canadian Swingline Lender, such Canadian Lender’s Participation under the Canadian Revolving Facility; provided however, no such Participation shall cause any such Canadian Lender to exceed its Total Canadian Commitment. The amounts so provided by the Canadian Lenders in respect of the Canadian Swingline Facility shall be deemed to be Canadian Prime Rate Loans or U.S. Base Rate Loans denominated in Cdn.$ or U.S.$, as the case may be, under the Canadian Revolving Facility in accordance with the provisions of this Agreement (and for such purposes any notice provisions or minimum amounts of such Loans otherwise required under this Agreement shall be disregarded except for the proviso of this Section 2.2(b)(ii)). The aggregate of the amounts paid by the Canadian Lenders to the Canadian Agent in respect of the Canadian Swingline Facility shall be applied by the Canadian Swingline Lender to reduce the then outstanding Loans under the Canadian Swingline Facility.

(iii)	Notwithstanding the foregoing (A) a Canadian Swingline Lender may, at its sole option, put all outstanding Advances under the Canadian Swingline Facility to the Canadian Lenders, (B) in such case, the Canadian Swingline Lender will not make further Advances under the Canadian Swingline Facility and the Canadian Swingline Commitment shall be transferred to the Canadian Revolving Facility Commitment, and (C) the Canadian Agent will adjust amounts outstanding under the Canadian Revolving Facility pro rata to the Total Canadian Commitment.

(iv)

(A)	The Canadian Borrower shall pay interest payable on Advances made under the Canadian Swingline Facility directly to the applicable Canadian Swingline Lender; and
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(B)	Each Canadian Swingline Lender shall determine the Canadian Prime Rate or the U.S. Base Rate, as the case may be, for Advances made under the Canadian Swingline Facility.

(c)	The U.S. Borrower may, subject to the terms of this Agreement, upon giving the U.S. Agent prior written notice:

(i)	by not later than 10:00 a.m. on the third (3rd) Business Day prior to the Drawdown Date for each Advance which is a SOFR Loan, SONIA Loan or Euribor Loan;

(ii)	by not later than 10:00 a.m. on the second (2nd) Business Day prior to the Drawdown Date or Repayment Date, as the case may be, for any Borrowing or Conversion under the U.S. Revolving Facility (other than a SOFR Loan, SONIA Loan or Euribor Loan, as applicable);

borrow, repay and/or reborrow or convert in accordance with Section 2.3, under the U.S. Revolving Facility, (A) in respect of U.S. Prime Rate Loans in minimum tranches of U.S.$300,000 and thereafter in multiples of U.S.$100,000 and (B) in respect of SOFR Loans, SONIA Loans or Euribor Loans, as applicable, in minimum amounts of (1) U.S.$1,000,000 and thereafter in multiples of U.S.$100,000, (2) £1,000,000 and thereafter in multiples of £100,000 or (3) €1,000,000 and thereafter in multiples of €100,000; provided that repayment of such SOFR Loan, SONIA Loan or Euribor Loan, as applicable, shall be made on the last day of the applicable SOFR Interest Period, SONIA Interest Period or Euribor Interest Period, as applicable, and the U.S. Borrower will not be entitled to have more than an aggregate of eight (8) SOFR Loans, SONIA Loans or Euribor Loans, as applicable, outstanding at any time.

(d)

(i)	In order to facilitate the Canadian Borrower’s and the U.S. Borrower’s cash management requirements, the U.S. Swingline Lender and the U.S. Sweep Depositary, each in its capacity as a U.S. Lender, agrees to make the U.S. Swingline Facility available to the U.S. Borrower and the U.S. Sweep to Loan Facility available to the Canadian Borrower. The U.S. Swingline Facility shall be used by the U.S. Borrower to fund amounts which would otherwise be drawn down by the U.S. Borrower under the U.S. Revolving Facility pursuant to Section 2.2(c) but for such amounts not being, in a minimum principal amount of U.S.$300,000 and multiples of U.S.$100,000 thereafter. Notwithstanding any other provision hereof, Drawdowns under the U.S. Swingline Facility or the U.S. Sweep to Loan Facility are not subject to any minimum amount. Any Borrowings under the U.S. Swingline Facility or the U.S. Sweep to Loan Facility may be drawn down by way of U.S. Prime Rate Loans by the U.S. Borrower or the Canadian Borrower, as applicable, by providing notice to the U.S. Swingline Lender or the U.S. Sweep Depositary, as applicable, before 3:00 p.m. on the date of the request for Drawdown.

(ii)	At any time and from time to time in its discretion, the U.S. Swingline Lender may notify the U.S. Agent that such U.S. Swingline Lender wishes each of the U.S. Lenders to provide its Participation in the U.S. Revolving Facility for Advances made under the U.S. Swingline Facility, in which case the U.S. Agent shall forthwith notify each of the U.S. Lenders of such Participation and each U.S. Lender shall thereupon provide to the U.S. Agent, for the account of the U.S. Swingline Lender, such U.S. Lender’s Participation under the U.S. Revolving Facility; provided however, no such Participation shall cause any such U.S. Lender to exceed its Total U.S. Commitment. The amounts so provided by the U.S. Lenders in respect of the U.S. Swingline Facility shall be deemed to be U.S. Prime Rate Loans denominated in U.S.$ under the U.S. Revolving Facility in accordance with the provisions of this Agreement (and for such purposes any notice provisions or minimum amounts of such Loans otherwise required under this Agreement shall be disregarded except for the proviso to this Section 2.2(d)(ii). The aggregate of the amounts paid by the U.S. Lenders to the U.S. Agent in respect of the U.S. Swingline Facility shall be paid by the U.S. Agent to the U.S. Swingline Lender and applied by the U.S. Swingline Lender to reduce the then outstanding Loans under the U.S. Swingline Facility.
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(iii)	Notwithstanding the foregoing (A) the U.S. Swingline Lender may, at its sole option, put all outstanding Advances under the U.S. Swingline Facility to the U.S. Revolving Facility Lenders, (B) in such case, the U.S. Swingline Lender will not make further Advances under the U.S. Swingline Facility and the U.S. Swingline Commitment shall be transferred to the U.S. Revolving Facility Commitment, and (C) the U.S. Agent will adjust amounts outstanding under the U.S. Revolving Facility pro rata to the Total U.S. Commitment.

(iv)	The U.S. Borrower and the Canadian Borrower, as applicable, shall pay interest on Advances made under the U.S. Swingline Facility and the U.S. Sweep to Loan Facility directly to the U.S. Swingline Lender or the U.S. Sweep Depositary, as applicable; provided, however, that to the extent any such interest is due to U.S. Prime Rate Loans of U.S. Lenders made in accordance with clause (ii) preceding, the U.S. Swingline Lender and the U.S. Sweep Depositary shall immediately upon receipt remit such funds to the U.S. Agent which shall promptly pay such interest to such U.S. Lenders in accordance with the terms hereof for payments on U.S. Prime Rate Loans herein.

(v)	The U.S. Swingline Lender and the U.S. Sweep Depositary shall determine the U.S. Prime Rate for Advances made under the U.S. Swingline Facility and the U.S. Sweep to Loan Facility, as applicable.

(e)	The UK Borrower may, subject to the terms of this Agreement, upon giving the European Agent prior written notice:

(i)	by not later than 8:00 a.m. (Toronto time) on the third (3rd) Business Day prior to the Drawdown Date or Repayment Date for each Advance which is a SOFR Loan or SONIA Loan, as applicable;

(ii)	by not later than 8:00 a.m. (Toronto time) on the second (2nd) Business Day prior to the Drawdown Date or Repayment Date, as the case may be, for any Borrowing or Conversion under the UK Revolving Facility;

borrow, repay and/or reborrow or convert, in accordance with Section 2.3 under the UK Revolving Facility, SOFR Loan or SONIA Loan, as applicable, in minimum amounts of £500,000 or U.S.$500,000 and thereafter in multiples of £50,000 or U.S.$50,000; provided that repayment of SOFR Loans and SONIA Loans shall be made on the last day of the applicable SOFR Interest Period or SONIA Interest Period, as applicable, and the UK Borrower will not be entitled to have more than an aggregate of six (6) Loans outstanding by way of SOFR Loan or SONIA Loan, as applicable, at any time.

(f)	[intentionally deleted]

(g)	Colliers EMEA and the Dutch Borrower may, subject to the terms of this Agreement, upon giving the European Agent prior written notice:
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(i)	by not later than 8:00 a.m. (Toronto time) on the third (3rd) Business Day prior to the Drawdown Date for each Advance which is a SOFR Loan or Euribor Loan, as applicable;

(ii)	by not later than 8:00 a.m. (Toronto Time) on the second (2nd) Business Day prior to the Drawdown Date or Repayment Date, as the case may be, for any Borrowing or Conversion under the Colliers EMEA Revolving Facility;

borrow, repay and/or reborrow or convert, in accordance with Section 2.3, under the Colliers EMEA Revolving Facility, SOFR Loan or Euribor Loan, as applicable, in minimum tranches of €500,000 or U.S.$500,000, and thereafter in multiples of €50,000 or U.S.$50,000, as applicable; provided that repayment of SOFR Loan or Euribor Loan, as applicable, shall be made on the last day of the applicable SOFR Interest Period or Euribor Interest Period, as applicable, and Colliers EMEA and the Dutch Borrower will not be entitled to have more than an aggregate of six (6) SOFR Loans or Euribor Loans, as applicable, outstanding at any time.

(h)	[intentionally deleted]

(i)	The Australian Borrower may, subject to the terms of this Agreement, upon giving the Australian Agent prior written notice:

(i)	by not later than 10:00 a.m. on the third (3rd) Business Day prior to the Drawdown Date for each Advance which is an Australian Bank Bill Rate Loan;

(ii)	by not later than 10:00 a.m. on the third (3rd) Business Day prior to the Drawdown Date or Repayment Date for each Advance which is a SOFR Loan based on Adjusted Term SOFR;

(iii)	by not later than 10:00 a.m. on the second (2nd) Business Day prior to the Drawdown Date or Repayment Date, as the case may be, for any Borrowing or Conversion under the Australian Revolving Facility (other than an Australian Bank Bill Rate Loan or a SOFR Loan, as applicable);

borrow, repay and/or reborrow or convert in accordance with Section 2.3, under the Australian Revolving Facility, (A) in respect of Australian Base Rate Loans in minimum tranches of A$300,000 and thereafter in multiples of A$100,000, (B) in respect of Australian Bank Bill Rate Loans in minimum tranches of A$1,000,000 and thereafter in multiples of A$100,000 and (C) in respect of a SOFR Loan based on Adjusted Term SOFR, in minimum amounts of U.S.$1,000,000 and thereafter in multiples of U.S.$100,000; provided that repayment of (i) Australian Bank Bill Rate Loans shall be made on the last day of the applicable Australian Bank Bill Rate Interest Period and the Australian Borrower will not be entitled to have more than an aggregate of six (6) Australian Bank Bill Rate Loans outstanding at any time, and (ii) SOFR Loans based on Adjusted Term SOFR shall be made on the last day of the applicable SOFR Interest Period, and the Australian Borrower will not be entitled to have more than an aggregate of four (4) Loans outstanding by way of SOFR Loans based on Adjusted Term SOFR at any time. For greater certainty, Australian Borrower may only request SOFR Loans based on Adjusted Term SOFR.

(j)

(i)	In order to facilitate the Australian Borrower’s cash management requirements, the Australian Swingline Lender in its capacity as an Australian Lender agrees to make available, upon the request of the Australian Borrower and with the consent of the Australian Swingline Lender (acting in its sole discretion), the Australian Swingline Facility to the Australian Borrower. Any increase in the Australian Swingline Commitment must have a corresponding decrease in the Australian Revolving Facility Commitment. Following an increase and corresponding decrease in such Commitments, Administration Agent shall make such changes as are necessary to Schedule “H-5” to reflect such changes to the Commitments. The Australian Swingline Facility shall be used by the Australian Borrower to fund amounts which would otherwise be drawn down by the Australian Borrower under the Australian Revolving Facility pursuant to Section 2.2(i) but for such amounts not being, in a minimum principal amount of A$300,000 and multiples of A$100,000 thereafter. Notwithstanding any other provision hereof, Drawdowns under the Australian Swingline Facility are not subject to any minimum amount. Any Borrowings under the Australian Swingline Facility may be drawn down by way of Australian Base Rate Loans by the Australian Borrower by providing notice to the Australian Swingline Lender before 3:00 p.m. on the date of the request for Drawdown.
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(ii)	At any time and from time to time in its discretion, the Australian Swingline Lender may notify the Australian Agent that the Australian Swingline Lender wishes each of the Australian Lenders to provide its Participation in the Australian Revolving Facility for Advances made under the Australian Swingline Facility, in which case the Australian Agent shall forthwith notify each of the Australian Lenders of such Participation and each Australian Lender shall thereupon provide to the Australian Agent, for the account of the Australian Swingline Lender, such Australian Lender’s Participation under the Australian Revolving Facility; provided however, no such Participation shall cause any such Australian Lender to exceed its Total Australian Commitment. The amounts so provided by the Australian Lenders in respect of the Australian Swingline Facility shall be deemed to be Australian Base Rate Loans denominated in Australian Dollars under the Australian Revolving Facility in accordance with the provisions of this Agreement (and for such purposes any notice provisions or minimum amounts of such Loans otherwise required under this Agreement shall be disregarded except for the proviso to this Section 2.2(j)(ii). The aggregate of the amounts paid by the Australian Lenders to the Australian Agent in respect of the Australian Swingline Facility shall be paid by the Australian Agent to the Australian Swingline Lender and applied by the Australian Swingline Lender to reduce the then outstanding Loans under the Australian Swingline Facility.

(iii)	Notwithstanding the foregoing (A) the Australian Swingline Lender may, at its sole option, put all outstanding Advances under the Australian Swingline Facility to the Australian Lenders, (B) in such case, the Australian Swingline Lender will not make further Advances under the Australian Swingline Facility and the Australian Swingline Commitment shall be transferred to the Australian Revolving Facility Commitment, and (C) the Australian Agent will adjust amounts outstanding under the Australian Revolving Facility pro rata to the Total Australian Commitment.

(iv)	The Australian Borrower shall pay interest on Advances made under the Australian Swingline Facility directly to the Australian Swingline Lender; provided, however, that to the extent any such interest is due to Australian Base Rate Loans of Australian Lenders made in accordance with clause (ii) preceding, the Australian Swingline Lender shall immediately upon receipt remit such funds to the Australian Agent which shall promptly pay such interest to such Australian Lenders in accordance with the terms hereof for payments on Australian Base Rate Loans herein; and

(v)	The Australian Swingline Lender shall determine the Australian Base Rate for Advances made under the Australian Swingline Facility.
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(k)

(i)	A Swingline Lender may be replaced at any time by written agreement among the Canadian Borrower, the Administrative Agent, the replaced Swingline Lender and the successor Swingline Lender. The Administrative Agent shall notify the Revolving Lenders of any such replacement of a Swingline Lender. From and after the effective date of any such replacement, references herein to the term “Swingline Lender” shall be deemed to refer to such successor or to any previous Swingline Lender, or to such successor and all previous Swingline Lender, as the context shall require.

(ii)	Subject to the appointment and acceptance of a successor Swingline Lender, any Swingline Lender may resign as a Swingline Lender at any time upon thirty days’ prior written notice to the Administrative Agent, the Canadian Borrower and the Lenders, in which case, such resigning Swingline Lender shall be replaced in accordance with Section 2.2(k)(i) above.

2.3	Conversion

A Borrower may, upon giving prior written notice to the Canadian Agent, the U.S. Agent, the Australian Agent and/or the European Agent, as the case may be, in accordance with Section 2.2(a), (c), (e), (g) or (i), as the case may be, containing the information set out in Schedule “D” effective on any Business Day during the term of this Agreement (a “Conversion”), convert on the Conversion Date Advances outstanding from one Type to another Type to the extent such Type is available hereunder and under the applicable Revolving Facility, provided that:

(a)	a SOFR Loan, a SONIA Loan or a Euribor Loan, as applicable, may be converted to another Type only on the last day of the SOFR Interest Period, SONIA Interest Period or Euribor Interest Period, as applicable, applicable to that SOFR Loan, SONIA Loan or Euribor Loan, as applicable;

(b)	an Australian Bank Bill Rate Loan may be converted to another Type only on the last day of the Australian Bank Bill Rate Interest Period applicable to that Australian Bank Bill Rate Loan;

(c)	Borrowings or any portion thereof comprising Bankers’ Acceptances may be converted to another Type only on the applicable B/A Maturity Date; and

(d)	the conditions precedent set out in Section 5.1 have been fulfilled.

The Conversion of any Advances shall not reduce any amount available under the Total Commitments.

2.4	Making Borrowings

(a)	If the Canadian Borrower or CMN gives prior written notice, in the form set out in Schedule “E”, to the Canadian Agent of its intention to draw down a Borrowing under the Canadian Revolving Facility, including Bankers’ Acceptances, a Canadian Prime Rate Loan, a U.S. Base Rate Loan, a SOFR Loan, a SONIA Loan or a Euribor Loan, as applicable, or a Conversion in accordance with Section 2.2(a) or 2.3, the Canadian Agent shall on the same day it receives the notice notify each Canadian Lender by telephone or in writing of the amount of the Canadian Prime Rate Loan, U.S. Base Rate Loan, SOFR Loan, SONIA Loan or Euribor Loan, as applicable, or Bankers’ Acceptance and such Canadian Lender’s portion thereof, and
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(i)	each Canadian Lender shall, not later than 12:00 noon on the Drawdown Date, make, or procure to be made, its Participation in such Bankers’ Acceptances, Canadian Prime Rate Loan, SOFR Loan, SONIA Loan, Euribor Loan or U.S. Base Rate Loan, as the case may be, available to the Canadian Agent in accordance with Article 10; and

(ii)	the Canadian Agent, shall on the Drawdown Date, make such Bankers’ Acceptances, Canadian Prime Rate Loan, SOFR Loan, SONIA Loan or Euribor Loan, or U.S. Base Rate Loan, as the case may be, available to the Canadian Borrower or CMN, as applicable, in accordance with Article 10.

(b)	If a U.S. Borrower gives prior written notice, in the form set out in Schedule “E”, to the U.S. Agent of its intention to draw down a Borrowing under the U.S. Revolving Facility, including a U.S. Prime Rate Loan or a SOFR Loan, SONIA Loan or Euribor Loan, or a Conversion of a U.S. Prime Rate Loan or a SOFR Loan, SONIA Loan or Euribor Loan in accordance with Section 2.2(c) or 2.3, the U.S. Agent shall on the same day it receives the notice notify each U.S. Lender by telephone or in writing of the amount of the SOFR Loan, SONIA Loan or Euribor Loan and such U.S. Lender’s portion thereof, and

(i)	each U.S. Lender shall, not later than 12:00 noon on the Drawdown Date, make, or procure to be made, its Participation in such U.S. Prime Rate Loan, SOFR Loan, SONIA Loan or Euribor Loan, as the case may be, available to the U.S. Agent in accordance with Article 10; and

(ii)	the U.S. Agent shall, on the Drawdown Date, make such U.S. Prime Rate Loan, SOFR Loan, SONIA Loan or Euribor Loan, as the case may be, available to the U.S. Borrower, in accordance with Article 10.

(c)	If the UK Borrower gives prior written notice, in the form set out in Schedule “E”, to the European Agent of its intention to draw down a Borrowing under the UK Revolving Facility, including a SOFR Loan or SONIA Loan, as applicable, or a Conversion in accordance with Section 2.2(e) or 2.3, the European Agent shall on the same day it receives the notice notify each UK Lender by telephone or in writing of the amount of the SOFR Loan or SONIA Loan, as applicable, and such UK Lender’s portion thereof, and

(i)	each UK Lender shall, not later than 9:00 a.m. (Toronto time) on the Drawdown Date, make, or procure to be made, its Participation in such SOFR Loan or SONIA Loan, as applicable, available to the European Agent in accordance with Article 10; and

(ii)	the European Agent shall, on the Drawdown Date, make such SOFR Loan or SONIA Loan, as applicable, available to the UK Borrower, in accordance with Article 10.

(d)	If Colliers EMEA or the Dutch Borrower gives prior written notice, in the form set out in Schedule “E”, to the European Agent of its intention to draw down a Borrowing under the Colliers EMEA Revolving Facility, including a SOFR Loan or Euribor Loan, as applicable, or a Conversion of a SOFR Loan or Euribor Loan, as applicable, in accordance with Section 2.2(g) or 2.3, the European Agent shall on the same day it receives the notice notify each Colliers EMEA Lender by telephone or in writing of the amount of the SOFR Loan or Euribor Loan, as applicable, and such Colliers EMEA Lender’s portion thereof, and

(i)	each Colliers EMEA Lender shall, not later than 9:00 a.m. (Toronto time) on the Drawdown Date, make, or procure to be made, its Participation in such SOFR Loan or Euribor Loan, as applicable, available to the European Agent in accordance with Article 10; and
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(ii)	the European Agent shall, on the Drawdown Date, make such SOFR Loan or Euribor Loan, as applicable, available to Colliers EMEA or the Dutch Borrower, as applicable, in accordance with Article 10.

(e)	If the Australian Borrower gives prior written notice, in the form set out in Schedule “E”, to the Australian Agent of its intention to draw down a Borrowing under the Australian Revolving Facility, including an Australian Base Rate Loan, an Australian Bank Bill Rate Loan or a SOFR Loan, as applicable, or a Conversion of an Australian Base Rate Loan, an Australian Bank Bill Rate Loan or a SOFR Loan, as applicable, in accordance with Section 2.2(i) or 2.3, the Australian Agent shall on the same day it receives the notice notify each Australian Lender by telephone or in writing of the amount of the Australian Base Rate Loan, Australian Bank Bill Rate Loan, SOFR Loan, as applicable, and such Australian Lender’s portion thereof, and

(i)	each Australian Lender shall, not later than 12:00 noon on the Drawdown Date, make, or procure to be made, its Participation in such Australian Base Rate Loan, Australian Bank Bill Rate Loan or SOFR Loan, as the case may be, available to the Australian Agent in accordance with Article 10; and

(ii)	the Australian Agent shall, on the Drawdown Date, make such Australian Base Rate Loan, Australian Bank Bill Rate Loan or SOFR Loan, as the case may be, available to the Australian Borrower, in accordance with Article 10.

2.5	Participation of Each Lender; Defaulting Lender

(a)	The Canadian Agent is authorized by the Canadian Borrower and each Canadian Lender to allocate amongst the Canadian Lenders the Bankers’ Acceptances to be issued and purchased in such manner and amounts as the Canadian Agent may, in its sole and unfettered discretion consider necessary and equitable, rounding up or down, so as to ensure that no Canadian Lender is required to accept and purchase a Bankers’ Acceptance for a fraction of Cdn.$100,000; provided however the Canadian Agent shall seek to allocate such Bankers’ Acceptances in such amounts and for such terms, over time, as to maintain the Participations of all such Canadian Lenders in substantially the relative amounts and percentages set out on Schedule “H”. To the extent, if any, necessary to maintain each such Participation as the result of the foregoing, the Canadian Agent shall allocate a lesser or greater amount of other Advances to each Canadian Lender.

(b)	At the time of making any Loan, the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, shall, if appropriate, re-allocate amounts made available to the Borrowers under any of the Loans to give effect to the Participation of each Lender, determined immediately prior to the making of a Loan.

(c)	For purposes of determining Lenders’ obligations to fund or participate in Borrowings, the Administration Agent may exclude the Commitments, Loans and Banker’s Acceptance of any Defaulting Lender from the calculation of Participation. A Defaulting Lender shall have no right to vote on any amendment, waiver or other modification of this Agreement or the Continuing Guarantees, except as provided in Section 13.8(a), (b), (c) and (h).

(d)	The Administration Agent may, in its discretion, receive and retain any amounts payable to a Defaulting Lender under the Loan Documents, and a Defaulting Lender shall be deemed to have assigned to the Administration Agent such amounts until all Borrowings and indebtedness owing to the Administration Agent, non-Defaulting Lenders and other Lenders and Issuing Bank have been paid in full. The Administration Agent may apply such amounts to the Defaulting Lender’s defaulted obligations, use the funds to cash collateralize such Lender’s Letter of Credit obligations, or readvance the amounts to Borrowers hereunder. A Lender shall not be entitled to receive any fees accruing hereunder during the period in which it is a Defaulting Lender, and the unfunded portion of its Commitment shall be disregarded for purposes of calculating the Commitment Fee. If any Letter of Credit obligation owing to a Defaulting Lender is reallocated to other Lenders, fees attributable to such Letter of Credit obligations shall be paid to such Lenders. Notwithstanding anything to the contrary in this Section, the Letter of Credit obligations owing to a Defaulting Lender may be reallocated to the other Lenders only to the extent that such reallocation does not cause the exposure, as applicable, of any non-Defaulting Lender to exceed such non-Defaulting Lender’s Commitment. The Administration Agent shall be paid all fees attributable to Letter of Credit obligations that are not reallocated.
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(e)	If any Borrowings are outstanding under a Swingline Facility at the time a Lender becomes a Defaulting Lender then:

(i)	all or any part of the outstanding Swingline Facility, of which the Defaulting Lender would be required to participate in, shall be reallocated among the non-Defaulting Lenders in the applicable Revolving Facility in accordance with their respective Participations but only to the extent the sum of all non-Defaulting Lenders’ total exposure plus such Defaulting Lenders’ Swingline Facility exposure does not exceed the total of all non-Defaulting Lenders’ Commitments; or

(ii)	if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrowers shall within one (1) Business Day following notice by the Administration Agent first, repay such Defaulting Lender’s Swingline Facility exposure.

(f)	If a Defaulting Lender exists, the Canadian Swingline Lender, the U.S. Swingline Lender, the U.S. Sweep Depositary or the Australian Swingline Lender, as applicable, shall not be required to fund the applicable Swingline Facility, unless the Canadian Swingline Lender, the U.S. Swingline Lender, the U.S. Sweep Depositary or the Australian Swingline Lender, as applicable, shall have entered into arrangements with the Borrowers or such Lender, satisfactory to the Canadian Swingline Lender, the U.S. Swingline Lender, the U.S. Sweep Depositary or the Australian Swingline Lender, as applicable, as the case may be, to defease any risk in respect of such Lender hereunder.

(g)	Borrowers, the Administration Agent and applicable Issuing Bank may agree in writing that a Lender is no longer a Defaulting Lender. At such time, Participation shall be reallocated without exclusion of such Lender’s Commitment and Loans, and all outstanding Loans, Letter of Credit obligations and other exposures under the Commitments shall be reallocated among Lenders and settled by the Administration Agent (with appropriate payments by the reinstated Lender) in accordance with the readjusted Participation. Unless expressly agreed by Borrowers, the Administration Agent and applicable Issuing Bank, no reinstatement of a Defaulting Lender shall constitute a waiver or release of claims against such Lender. The failure of any Lender to fund a Loan, to make a payment in respect of Letter of Credit obligations or otherwise to perform its obligations hereunder shall not relieve any other Lender of its obligations, and no Lender shall be responsible for default by another Lender.

2.6	Bankers’ Acceptances and Existing Euribor Loans

(a)	Each Banker’s Acceptance tendered by the Canadian Borrower or CMN for acceptance by a Canadian Lender under the Canadian Revolving Facility shall be denominated in Canadian Dollars and be payable in Canada. The Canadian Borrower and CMN acknowledge that the Canadian Lenders may require the delivery of drafts which are in conformity with the rules and procedures of a clearing house (as that term is defined in the Depository Bills and Notes Act (Canada)) used by the Canadian Lenders for the delivery, transfer and collection of bankers’ acceptances and depository bills.
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(b)	The Borrower shall provide for each accepted draft at its maturity to the Canadian Agent either by payment of the full principal amount thereof or through utilization of the Canadian Revolving Facility in accordance with this Agreement or through a combination thereof. Neither the Canadian Borrower nor CMN may at any time request that any Bankers’ Acceptance be issued if the face amount of such requested Bankers’ Acceptance together with the aggregate of the other outstanding Loans under the Canadian Revolving Facility, would exceed the amount available to be Drawdown under the Canadian Revolving Facility at such time. Any amount owing by the Canadian Borrower or CMN in respect of any Bankers’ Acceptance which is not paid or provided for in accordance with the foregoing shall be deemed to be a Canadian Prime Rate Loan owing by it to the Canadian Lenders and shall be subject to all of the provisions of this Agreement applicable to a Canadian Prime Rate Loan. Each of the Canadian Borrower and CMN hereby authorizes the Canadian Lenders to debit its account by the amount required to pay any such drafts made by it and accepted as a Bankers’ Acceptance hereunder which is not otherwise paid.

(c)	If an Event of Default shall have occurred and shall then be continuing unremedied not waived by the Lenders (whether or not demand is made), the Canadian Borrower and CMN shall forthwith pay to the Canadian Agent an amount equal to the Canadian Lender’s maximum potential liability under all such outstanding Bankers’ Acceptances. Such amount shall be held by the Canadian Agent as general and continuing cash collateral for payment of the indebtedness and liability of the Canadian Borrower and CMN to the Canadian Lenders in respect of such Bankers’ Acceptances and any other obligations to the Canadian Lenders.

(d)	To facilitate the acceptance of Bankers’ Acceptances hereunder, each of the Canadian Borrower and CMN hereby authorizes the Canadian Lenders and irrevocably appoints the Canadian Lenders as its attorney:

(i)	to complete and sign on its behalf, either manually or by facsimile or mechanical signature, the drafts to create the Bankers’ Acceptances (with, in the Canadian Lender’s discretion, the inscription “This is a depository bill subject to the Depository Bills and Notes Act (Canada))”;

(ii)	after the acceptance thereof by the applicable Canadian Lender, to endorse on its behalf, either manually or by facsimile or mechanical signature, such Bankers’ Acceptances in favour of the applicable purchaser or endorsee thereof including, in the Canadian Lender’s discretion, the Canadian Lender or a clearing house (as defined by the Depository Bills and Notes Act (Canada));

(iii)	to deliver such Bankers’ Acceptances to such purchaser or to deposit such Bankers’ Acceptances with such clearing house; and

(iv)	to comply with the procedures and requirements established from time to time by the Canadian Lenders or such clearing house in respect of the delivery, transfer and collection of bankers’ acceptances and depository bills.

All Bankers’ Acceptances so completed, signed, endorsed, delivered or deposited by a Canadian Lender on behalf of the Canadian Borrower or CMN shall be binding upon the Canadian Borrower or CMN, as the case may be, as if completed, signed, endorsed, delivered or deposited by it. The records of the Canadian Lenders and such clearing house shall, in the absence of manifest error, be conclusively binding on the Canadian Borrower and CMN. The Lenders shall not be liable for any claim arising by reason of any loss or improper use of such drafts or Bankers’ Acceptances except for damages suffered by the Canadian Borrower or CMN caused by the intentional misconduct or gross negligence of a Canadian Lender.

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(e)	The Borrowers shall not claim any days of grace for the payment at maturity of any drafts presented and accepted as Bankers’ Acceptances hereunder.

(f)	When the Canadian Borrower or CMN wishes to make a Borrowing by way of Bankers’ Acceptances it shall give the Canadian Agent the notice required pursuant to Section 2.2. Bankers’ Acceptances shall have terms of at least one (1) month and not more than three (3) months excluding days of grace (and which shall, in no event, end on a date after the Final Maturity Date) or any other term subject to market availability.

(g)	On the same day it receives such notice, the Canadian Agent shall notify by telephone or in writing all the Canadian Lenders of the details of the proposed issue, specifying, for each Canadian Lender:

(i)	the Principal Amount of the Bankers’ Acceptances to be accepted and purchased by such Canadian Lender; and

(ii)	the term of such Bankers’ Acceptances.

(h)	Whenever the Canadian Borrower or CMN requests a borrowing by way of Bankers’ Acceptances, each Non BA Lender shall, in lieu of accepting and purchasing any B/As, make a Loan (a “BA Equivalent Loan”) to the Canadian Borrower or CMN, as the case may be, in the amount and for the same term as each draft which such Lender would otherwise have been required to accept and purchase hereunder. Each such Lender will provide to the Canadian Agent the amount of Available Proceeds of such BA Equivalent Loan for the account of the Canadian Borrower or CMN, as the case may be, in the same manner as such Lender would have provided the Available Proceeds in respect of the B/As which such Lender would otherwise have been required to accept and purchase hereunder. Each such BA Equivalent Loan will bear interest at the same rate that would result if such Lender had accepted (and been paid an Acceptance Fee) and purchased (on a discounted basis) a B/A for the relevant period (it being the intention of the parties that each such BA Equivalent Loan shall have the same economic consequences for the relevant Lenders and the Canadian Borrower or CMN, as the case may be, as the B/A that such BA Equivalent Loan replaces). All such interest shall be paid in advance on the date such BA Equivalent Loan is made, and will be deducted from the principal amount of such BA Equivalent Loan in the same manner in which the discounted portion of a B/A would be deducted from the face amount of the B/A. Subject to the repayment requirements of this Agreement, on the B/A Maturity Date for such BA Equivalent Loan, the Canadian Borrower and CMN shall be entitled to convert each such BA Equivalent Loan into another type of Loan, or to roll over each such BA Equivalent Loan into another BA Equivalent Loan, all in accordance with the applicable provisions of this Agreement. Each Non BA Lender may, at its discretion, request in writing to the Canadian Administration Agent and the Canadian Borrower that BA Equivalent Loans made by it shall be evidenced by Discount Notes.

(i)	For greater certainty, all provisions of this Agreement that are applicable to Bankers’ Acceptances shall also be applicable, mutatis mutandis, to BA Equivalent Loans, and notwithstanding any other provision of this Agreement, all references to principal amounts or any repayment or prepayment of any Loans that are applicable to Bankers’ Acceptances shall be deemed to refer to the full face amount thereof in the case of B/As and to the principal amount of any portion thereof consisting of BA Equivalent Loans. “Bankers’ Acceptances” includes Discount Notes and all terms of this Agreement applicable to Bankers’ Acceptances (including the provisions of Section 2.6(d) relating to their execution by the Canadian Lenders under power of attorney) shall apply equally to Discount Notes evidencing BA Equivalent Loans with such changes as may in the context be necessary. For greater certainty:
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(i)	the term of a Discount Note shall be the same as the B/A Maturity Date for B/As accepted and purchased on the same Borrowing date in respect of the same borrowing;

(ii)	an Acceptance Fee will be payable in respect of a Discount Note and shall be calculated at the same rate and in the same manner as the Acceptance Fee in respect of a B/A; and

(iii)	the BA Discount Rate applicable to a Discount Note shall be the BA Discount Rate applicable to Bankers’ Acceptances accepted by a Canadian Lender that is not a Schedule I Lender in accordance with the definition of “BA Discount Rate” on the same Borrowing date or date of continuation or Conversion, as the case may be, in respect of the same borrowing for the relevant period.

(j)	The parties hereto acknowledge and confirm that (i) the B/A Maturity Dates, with respect to Existing B/As, remain un-amended under this Agreement, and (ii) notwithstanding that each Lender’s Commitment under the First Amended and Restated Credit Agreement may not equal its Commitment under this Agreement, each Lender’s pro rata share of Existing B/As under the First Amended and Restated Credit Agreement shall remain identical to such pro rata share until the B/A Maturity Dates with respect to such Existing B/As expire.

(k)	The parties hereto acknowledge and confirm that (i) the Euribor Interest Period with respect to existing Euribor Loans remains unamended under this Agreement, and (ii) notwithstanding that each Lender’s Commitment under the Second Amended and Restated Credit Agreement may not equal its Commitment under this Agreement, each Lender’s pro rata share of existing Euribor Loans under the Second Amended and Restated Credit Agreement shall remain identical to such pro rata share until the expiry of the Euribor Interest Period with respect to such Euribor Loans.

2.7	Acceptance Date Procedure

On the Acceptance Date, the following provisions shall apply:

(a)	At or about 10:00 a.m. on the Acceptance Date, the Canadian Agent shall promptly determine the BA Discount Rate.

(b)	Forthwith that same day, the Canadian Agent shall advise each Canadian Lender of:

(i)	the BA Discount Rate;

(ii)	the amount of the Acceptance Fee applicable to those Bankers’ Acceptances to be accepted by such Canadian Lender on such Acceptance Date, such Canadian Lender being authorized by the Canadian Borrower and CMN to collect such Acceptance Fee out of the Net Proceeds of those Bankers’ Acceptances mentioned in subsection (iii);

(iii)	the Net Proceeds of those Bankers’ Acceptances to be accepted and purchased by such Canadian Lender on such Acceptance Date; and

(iv)	the amount obtained (the “Available Proceeds”) by subtracting the Acceptance Fee mentioned in subsection (ii) from the Net Proceeds mentioned in subsection (iii).
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(c)	Not later than 12:00 noon that same day, each Canadian Lender shall make available to the Canadian Agent its Available Proceeds.

(d)	That same day, the Canadian Agent shall transfer all such Available Proceeds so made available to it to the Canadian Borrower or CMN in accordance with Section 10.3 and shall notify the Canadian Borrower or CMN, as the case may be, on such day either by telephone (to be confirmed subsequently by letter) of the details of the issue, substantially in the form set out in Schedule “F”.

2.8	Purchase of Bankers’ Acceptances

Before giving value to the Canadian Borrower or CMN, as the case may be, the Canadian Lenders shall, on the Acceptance Date, accept the Bankers’ Acceptances, by inserting the appropriate Principal Amount, Acceptance Date and maturity date thereof in accordance with the notice relating thereto and affixing the acceptance stamps thereto, and shall purchase same. The Principal Amount so accepted and purchased by any such Canadian Lender shall not exceed such Canadian Lender’s unutilized Commitment.

2.9	Payment of Bankers’ Acceptances

The Bankers’ Acceptances shall be payable in accordance with the following provisions:

(a)	Each of the Canadian Borrower and CMN shall pay to the Canadian Agent for the account of the Canadian Lenders an amount equal to the Principal Amount of the Bankers’ Acceptances on their respective B/A Maturity Dates.

(b)	In the event the Canadian Borrower or CMN fails to notify the Canadian Agent, in writing, not later than 10:00 a.m. (such notice, if verbal, to be confirmed to the Canadian Agent in writing later the same day, but not necessarily by 10:00 a.m.), two (2) Business Days prior to any B/A Maturity Dates of a Bankers’ Acceptance, that it intends to pay with its own funds the Principal Amount of the Bankers’ Acceptances due on such B/A Maturity Dates, it shall be deemed, for all purposes, to have given the Canadian Agent notice to convert the Principal Amount of such Bankers’ Acceptances into a Canadian Prime Rate Loan denominated in Cdn.$ and the provisions of Section 2.3 shall apply mutatis mutandis save that:

(i)	such B/A Maturity Date shall be considered to be the Drawdown Date of such Canadian Prime Rate Loan;

(ii)	the proceeds of such Canadian Prime Rate Loan shall be used to pay the Principal Amount of the Bankers’ Acceptances due on such B/A Maturity Date; and

(iii)	on such B/A Maturity Date, each Canadian Lender, instead of making its Participation in such Canadian Prime Rate Loan available to the Canadian Agent, shall first directly apply its Participation in such Canadian Prime Rate Loan in payment of its Participation in the Principal Amount of the Bankers’ Acceptances accepted, purchased and issued by such Canadian Lender and due on such B/A Maturity Date.

2.10	Set-Off and Netting

On any Acceptance Date, Drawdown Date or Repayment Date, the Canadian Agent, the U.S. Agent. the European Agent or the Australian Agent, as the case may be, shall be entitled to set-off and net amounts payable on such date by the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, to a Lender for the account of any Borrower against amounts payable on such date by such Lender to the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, in connection with transactions conducted in the same basis of borrowing, for the account of such Borrower. Similarly, on any Acceptance Date, Drawdown Date or Repayment Date, each Lender shall be entitled to set-off and to net amounts payable on such date by such Lender to a Borrower (by payment to the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be), against amounts payable on such date by such Borrower to such Lender, in accordance with the Canadian Agent’s, the U.S. Agent’s, the European Agent’s or the Australian Agent’s, as the case may be, calculations. All amounts received by a Lender pursuant to its exercise of set-off or netting pursuant to this Section 2.10 shall be shared rateably with the other Lenders.

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2.11	Letters of Credit

(a)

(i)	Subject to the notice provisions of Sections 2.2 and 2.3 and upon the terms and subject to the conditions hereof, the applicable Issuing Bank shall, at the request of a Borrower, issue under the applicable Revolving Facility one or more irrevocable Letters of Credit (in Dollars or Cdn. Dollars (in respect of the Canadian Borrower and CMN), Dollars (in respect of the U.S. Borrower), Sterling (in respect of the UK Borrower), Euros or Dollars (in respect of Colliers EMEA and the Dutch Borrower) and Australian Dollars and Dollars (in respect of the Australian Borrower)) in such Issuing Bank’s usual form (or such other form as may be required by such Borrower and is acceptable to the Issuing Bank acting reasonably), expiring no later than, in the case of Standby Letters of Credit, 365 days from the date of issuance and, in the case of Trade Letters of Credit, 270 days from the date of issuance. If a Letter of Credit is set to expire beyond the Final Maturity Date, the Borrowers shall pledge to, and deposit with, the Agent cash collateral equal to the face amount of such Letters of Credit, plus all fees, prior to the termination of this Agreement. The maximum amount payable under all Letters of Credit shall not, at the time of issue of each Letter of Credit, exceed (i) U.S.$80,000,000 (with respect to Letters of Credit issued at the request of the U.S. Borrower) (the “U.S. Borrower LC Sublimit”), and (ii) U.S.$20,000,000, or the Equivalent Amount thereof in the applicable approved currency (with respect to Letters of Credit issued at the request of the Canadian Borrower, CMN, UK Borrower, Colliers EMEA, the Dutch Borrower and Australian Borrower) (the “Applicable Foreign Borrower LC Sub-limit” and, together with the U.S. Borrower LC Sublimit, the “Total LC Sublimit”). Subject to Section 2.15 hereof, the Canadian Borrower may, with 30 days prior written notice, require that the Administration Agent reallocate any amounts which are available under the Total LC Sub-limit between the U.S. Borrower LC Sublimit and the Applicable Foreign Borrower LC Sublimit, provided, however, that any increase to the exposure of an Issuing Bank that may be requested as a result of a reallocation shall be at the sole discretion of such Issuing Bank. Issuing Bank shall have no obligation to issue any Letter of Credit unless (i) each condition above is satisfied; and (ii) if a Defaulting Lender exists, Borrowers have entered into arrangements satisfactory to Agent and Issuing Bank to eliminate any funding risk associated with such Defaulting Lender.

(ii)	Notwithstanding anything herein to the contrary, the Issuing Bank shall have no obligation hereunder to issue, and shall not issue, any Letter of Credit (i) the proceeds of which would be made available to any Person (A) to fund any activity or business of or with any Sanctioned Person, or in any country or territory that, at the time of such funding, is the subject of any Sanctions or (B) in any manner that would result in a violation of any Sanctions by any party to this Agreement, or any Subsidiary of such party(ii) if any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain the Issuing Bank from issuing such Letter of Credit, or any requirement of law relating to the Issuing Bank or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over the Issuing Bank shall prohibit, or request that the Issuing Bank refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon the Issuing Bank with respect to such Letter of Credit any restriction, reserve or capital requirement (for which the Issuing Bank is not otherwise compensated hereunder) not in effect on the Effective Date, or shall impose upon the Issuing Bank any unreimbursed loss, cost or expense which was not applicable on the Effective Date and which the Issuing Bank in good faith deems material to it, or (iii) if the issuance of such Letter of Credit would violate one or more policies of the Issuing Bank applicable to letters of credit generally; provided that, notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements or directives thereunder or issued in connection therewith or in the implementation thereof, and (y) all requests, rules, guidelines, requirements or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed not to be in effect on the Effective Date for purposes of clause (ii) above, regardless of the date enacted, adopted, issued or implemented.
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(b)

(i)	In the event that an Issuing Bank is called upon by a beneficiary to honour a Letter of Credit issued by such Issuing Bank, such Issuing Bank shall forthwith give notice thereof to the applicable Borrower. Unless such Borrower has made other arrangements with the Issuing Bank with respect to payment to the Issuing Bank of an amount sufficient to permit the Issuing Bank to discharge its obligations under the Letter of Credit plus that amount equal to any and all charges and expenses which the Issuing Bank may pay or incur relative to such Letter of Credit, any such payment so payable:

(A)	in Canadian Dollars with respect to the Canadian Revolving Facility shall be deemed to be a Drawdown of a Canadian Prime Rate Loan under the Canadian Revolving Facility,

(B)	in U.S. Dollars with respect to a Letter of Credit issued on behalf of the Canadian Borrower or CMN shall be deemed to be a Drawdown by way of a U.S. Base Rate Loan under the Canadian Revolving Facility,

(C)	with respect to a Letter of Credit issued on behalf of the U.S. Borrower shall be deemed to be a Drawdown by way of a U.S. Prime Rate Loan under the U.S. Revolving Facility,

(D)	with respect to a Letter of Credit issued on behalf of the UK Borrower shall be deemed to be a Drawdown by way of a SOFR Loan or SONIA Loan, as applicable, in Sterling, under the UK Revolving Facility,

(E)	with respect to a Letter of Credit issued on behalf of Colliers EMEA or the Dutch Borrower shall be deemed to be a Drawdown by way of a Euribor Loan or a SOFR Loan in Euros or Dollars, under the Colliers EMEA Revolving Facility, and

(F)	with respect to a Letter of Credit issued on behalf of the Australian Borrower shall be deemed to be (i) in respect of Letters of Credit issued in Australian Dollars, a Drawdown by way of an Australian Base Rate Loan, in Australian Dollars, under the Australian Revolving Facility, and (ii) in respect of Letters of Credit issued in Dollars, a Drawdown by way of a SOFR Loan in Dollars, under the Australian Revolving Facility.
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(ii)	Each Borrower’s obligation to reimburse disbursements as provided in paragraph (b)(i) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein or herein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) any payment by the Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (iv) any other event or circumstance whatsoever (other than payment or performance), whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, the Applicable Borrowers’ obligations hereunder. None of the Agents, the Revolving Lenders, the Issuing Bank or any of their related parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of the Issuing Bank; provided that the foregoing shall not be construed to excuse the Issuing Bank from liability to the Borrowers to the extent of any direct damages (as opposed to special, indirect, consequential or punitive damages, claims in respect of which are hereby waived by the Borrowers to the extent permitted by Applicable Law) suffered by any Borrower that are caused by the Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of an Issuing Bank (as finally determined by a court of competent jurisdiction), such Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, the Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(c)	Any Issuing Bank shall notify the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, of each issuance or amendment of any Letter of Credit two (2) Business Days prior to the day upon which such issuance or amendment occurs and the Issuing Bank shall provide the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, and to the Administration Agent in all circumstances, with monthly reports setting out the face amount of Letters of Credit outstanding on each day of the preceding month. Each of the Lenders, other than an Issuing Bank, shall be deemed to have purchased from such Issuing Bank its Participation of the face amount of each Letter of Credit issued by such Issuing Bank. Each of the Canadian Lenders agrees to indemnify the Issuing Bank issuing Letters of Credit under the Canadian Facilities, each of the U.S. Lenders agrees to indemnify the Issuing Bank issuing Letters of Credit under the U.S. Facilities, each of the UK Lenders agrees to indemnify the Issuing Bank issuing Letters of Credit under the UK Revolving Facility, each of the Colliers EMEA Lenders agrees to indemnify the Issuing Bank issuing Letters of Credit under the Colliers EMEA Revolving Facility and each of the Australian Lenders agrees to indemnify the Issuing Bank issuing Letters of Credit under the Australian Facilities, in each case as to such Lender’s Participation of any amount paid by the Issuing Bank under any Letter of Credit plus that amount equal to any and all payments, losses, costs, charges and expenses which such Issuing Bank may pay or incur relative to such Letter of Credit, except to the extent due to the gross negligence or wilful misconduct of such Issuing Bank as determined by a court of competent jurisdiction in a final judgment.
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(d)	Each Borrower for which a Letter of Credit has been issued on its behalf shall pay to the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, for the account of the Canadian Lenders, the U.S. Lenders, the UK Lenders, the Colliers EMEA Lenders and the Australian Lenders, as the case may be, each month that Letters of Credit issued on behalf of such Borrower are outstanding, the applicable Letter of Credit Fee and the applicable Agent shall promptly pay such fees to such Lenders in accordance with the terms hereof.

(e)	Each Borrower for which a Letter of Credit has been issued on its behalf shall pay to the applicable Issuing Bank, sundry charges and out-of-pocket expenses payable in respect of Letters of Credit which the Issuing Bank issues pursuant to a request of such Borrower.

(f)	The parties hereto acknowledge and agree that the Existing Letters of Credit which were issued under the Second Amended and Restated Credit Agreement shall be deemed to be Letters of Credit issued under this Agreement for all purposes hereunder.

2.12	Use of Proceeds

The Borrowers shall only use the Facilities to finance acquisitions of Eligible Businesses (other than any acquisition by way of a hostile takeover), for working capital needs, for Capital Expenditures and for general corporate purposes, all in accordance with the terms of this Agreement.

No Borrower will request any Borrowing or Letter of Credit, and no Borrower shall use, and each Borrower shall procure that its Subsidiaries and its and their respective directors, officers, employees and agents shall not use, the proceeds of any Borrowing or Letter of Credit (a) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws, (b) for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country, or (c) in any manner that would result in the violation of any Sanctions applicable to any party hereto or any Subsidiary of such party.

2.13	Incremental Facility

(a)	The Borrowers shall have the right to increase the U.S. Revolving Facility Commitments, the Canadian Revolving Facility Commitments, the UK Revolving Facility Commitments, the Australian Revolving Facility Commitments and/or the Colliers EMEA Revolving Facility Commitments by obtaining additional U.S. Revolving Facility Commitments, Canadian Revolving Facility Commitments, UK Revolving Facility Commitments, Australian Revolving Facility Commitments and/or the Colliers EMEA Revolving Facility Commitments (the “Incremental Facility”), either from one or more of the Lenders or another lending institution; provided that:

(i)	any such request for an increase shall be in a minimum amount of $25,000,000;

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(ii)	the Canadian Borrower, on behalf of the Borrowers, may make a maximum of two (2) such requests;

(iii)	after giving effect thereto, the sum of the total of the additional Commitments does not exceed U.S.$250,000,000;

(iv)	the Administration Agent has approved any such new lending institution(s), such approvals not to be unreasonably withheld;

(v)	any such new lending institution(s) assume(s) all of the rights and obligations of a “Lender” hereunder and shall become party to the allocation and exchange mechanism agreement dated as of the Effective Date; and

(vi)	the procedures described in Section 2.13(b) have been satisfied.

Nothing contained in this Section 2.13 shall constitute, or otherwise be deemed to be, a commitment on the part of any Lender to increase its Commitments hereunder at any time.

(b)	Any amendment hereto for such an increase or addition shall be in form and substance satisfactory to the Administration Agent and shall only require the written signatures of the Administration Agent, Swingline Lenders, Issuing Banks, the Borrowers and each Lender being added or increasing its Commitment. As a condition precedent to such an increase or addition, the Borrowers shall deliver to the Administration Agent:

(i)	a certificate of each Borrower signed by an authorized officer of such Borrower (A) certifying and attaching the resolutions adopted by such Borrower approving or consenting to such increase, and (B) certifying that, before and after giving effect to such increase or addition, (1) the representations and warranties contained in Article 8 and in the other Loan Documents are true and correct in all material respects (except such representations and warranties that are qualified as to materiality, which shall be true and correct in all respects), except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct as of such earlier date, (2) no Default or Event of Default exists or would occur or is established after giving effect to the Incremental Facility, and (3) the Borrowers are in compliance (on a pro forma basis) with the covenants contained in Section 8.4; and

(ii)	legal opinions and customary documents, to the extent reasonably requested by the Administration Agent.

(c)	On the effective date of any such increase or addition, (i) any Lender increasing (or, in the case of any newly added Lender, extending) its U.S. Revolving Facility Commitment, Canadian Revolving Facility Commitment, UK Revolving Facility Commitment, Colliers EMEA Revolving Facility Commitment or Australian Revolving Facility Commitment shall make available to the Administration Agent such amounts in immediately available funds as the Administration Agent shall determine, for the benefit of the other Lenders, as being required in order to cause, after giving effect to such increase or addition and the use of such amounts to make payments to such other Lenders, each Lender’s portion of the outstanding Borrowings, as applicable, of all the applicable Lenders to equal its revised pro rata share of such outstanding Borrowings, as applicable, and the Administration Agent shall make such other adjustments among the Lenders with respect to the Borrowings, as applicable, then outstanding and amounts of principal, interest, commitment fees and other amounts paid or payable with respect thereto as shall be necessary, in the opinion of the Administration Agent, in order to effect such reallocation and (ii) the Borrowers shall, if applicable, be deemed to have repaid and reborrowed all outstanding Loans as of the date of any increase (or addition) in the Commitments (with such reborrowing to consist of the Types of Loans, with related SOFR Interest Period, SONIA Interest Period or Euribor Interest Period, as applicable, Australian Bank Bill Rate Interest Periods or B/A Maturity Dates, as applicable, specified in a notice delivered by the Canadian Borrower or CMN, in accordance with the requirements of Section 2.2). The deemed payments made pursuant to clause (ii) of the immediately preceding sentence shall be accompanied by payment of all accrued interest on the amount prepaid and, in respect of each SOFR Loan, SONIA Loan or Euribor Loan, as applicable, Australian Bank Bill Rate Loans or Bankers’ Acceptances, shall be subject to indemnification by the Borrowers pursuant to the provisions of Section 7.4 if the deemed payment occurs other than on the last day of the related SOFR Interest Period, SONIA Interest Period or Euribor Interest Period, as applicable, Australian Bank Bill Rate Interest Periods or B/A Maturity Dates, as applicable. Within a reasonable time after the effective date of any increase or addition, the Administration Agent shall, and is hereby authorized and directed to, revise the applicable Schedule “H” to reflect such increase or addition and shall distribute such revised Schedule “H” to each of the Lenders and the Canadian Borrower, whereupon such revised Schedule “H” shall replace the old such Schedule “H” and become part of this Agreement.
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2.14	Banking Services

Any Lenders may provide Banking Services to the Borrowers and each of their Subsidiaries on terms and conditions acceptable to such Lender. Banking Services obligations owing by the Borrowers and each of their Subsidiaries shall be considered indebtedness hereunder.

2.15	Applicable Foreign Borrower Sublimits and U.S. Borrower Sublimits

Notwithstanding anything to the contrary contained in this Article 2, in no event shall any Applicable Foreign Borrower or the U.S. Borrower be entitled to receive a Loan or the issuance of a Letter of Credit (and no Lender shall be required to make or support the same) if at the time of the proposed funding of such Loan or the issuance of such Letter of Credit (and after giving effect thereto and all pending requests for Loans and Letters of Credit by or on behalf of such Borrower), the sum of (a) the Equivalent Amount (in Dollars) of the outstanding amount of all Loans made to such Borrower on such date and (b) the Letter of Credit Obligations of such Borrower on such date exceeds in the case of the Applicable Foreign Borrowers, such Borrower’s Applicable Foreign Borrower Commitment and in the case of the U.S. Borrower, the Total Commitments under the U.S. Facilities then in effect. If as a result of fluctuations in exchange rates or otherwise (i) the Equivalent Amount (in Dollars) of the sum of all outstanding Loans made to an Applicable Foreign Borrower and the Letter of Credit Obligations of such Borrower exceed such Borrower’s Applicable Foreign Borrower Commitment or (ii) the Equivalent Amount (in Dollars) of the sum of all outstanding Loans made to the U.S. Borrower and the Letter of Credit Obligations of such Borrower exceed the Total Commitments under the U.S. Facilities then in effect, such Borrower shall, (i) if such excess amount is equal to or greater than three percent (3%) of the applicable Total Commitments, within ten (10) days thereafter, or (ii) if such excess amount is less than three percent (3%) of the applicable Total Commitments, on the earlier of (a) each next Conversion, BA Maturity Date or Interest Payment Date (with respect to SOFR Loans, SONIA Loans or Euribor Loans), as applicable, or (b) next Quarter end, thereafter, pay the excess amount within three (3) Business Days following demand by the applicable Agent.

2.16	Currency Restrictions

Notwithstanding anything to the contrary contained in this Article 2, in no event shall any Lender be required to make an Advance in a currency that is not freely transferable and convertible into Dollars.

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Article 3
– REPAYMENT AND ACCOUNTS

3.1	Repayment

The Principal Amount of all Borrowings outstanding under all of the Facilities shall be repaid in full by the Borrowers, and all cash collateral required pursuant to this Agreement shall have been pledged to (and deposited with) the Administration Agent, on the Final Maturity Date and the Commitments in respect of such Facilities shall terminate on such date.

3.2	Accounts kept by the Canadian Agent

The Canadian Agent shall keep in its books Accounts for the Letters of Credit, the Canadian Prime Rate Loans, U.S. Base Rate Loans, SOFR Loans, SONIA Loans, Euribor Loans, Bankers’ Acceptances and other amounts payable by the Canadian Borrower and CMN under the Canadian Revolving Facility (including for greater certainty, any Loans made under the Canadian Swingline Facility which become Loans under the Canadian Revolving Facility). The Canadian Agent shall make appropriate entries showing, as debits, the amount of the indebtedness of the Canadian Borrower and CMN in respect of the Letters of Credit, the Canadian Prime Rate Loans, U.S. Base Rate Loans, SOFR Loans, SONIA Loans, Euribor Loans, and Bankers’ Acceptances, as the case may be, the amount of all accrued interest, and any other amount due to the Canadian Lenders or the Agents pursuant hereto, according to the respective Participation of each Lender in the Canadian Revolving Facility, and showing, as credits, each payment or repayment of principal and interest made in respect of such indebtedness, as well as any other amount paid to the Canadian Lenders or the Agents pursuant hereto, according to the respective Participation of each. Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against the Canadian Borrower and CMN and the Canadian Lenders. The Canadian Agent shall supply any Canadian Lender and the Canadian Borrower, upon request, with statements of such Accounts.

3.3	Accounts kept by the Canadian Swingline Lenders

The Canadian Swingline Lenders shall keep in their books Accounts for the Canadian Prime Rate Loans and U.S. Base Rate Loans and other amounts payable by the Canadian Borrower under the Canadian Swingline. The Canadian Swingline Lenders shall make appropriate entries, showing as debits, the amount of indebtedness of the Canadian Borrower in respect of the Canadian Prime Rate Loans and U.S. Base Rate Loans, as the case may be, the amount of all accrued interest and any other amount due to the Canadian Swingline Lenders and showing as credits, each payment or repayment of principal and interest made in respect of such indebtedness. Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against the Canadian Borrower. The Canadian Swingline Lenders shall supply any Canadian Lender or the Canadian Borrower, upon request, with statements of such Accounts.

3.4	Accounts kept by the U.S. Agent

The U.S. Agent shall keep in its books Accounts for the Letters of Credit, the U.S. Prime Rate Loans, SOFR Loans, SONIA Loans Euribor Loans and other amounts payable by the U.S. Borrower under the U.S. Revolving Facility (including for greater certainty, any Loans made under the U.S. Swingline Facility which have become Loans under the U.S. Revolving Facility). The U.S. Agent shall make appropriate entries showing, as debits, the amount of the indebtedness of the U.S. Borrower in respect of the U.S. Prime Rate Loans, SOFR Loans, SONIA Loans and Euribor Loans, as the case may be, the amount of all accrued interest, and any other amount due to the U.S. Lenders or the Agents pursuant hereto, according to the respective Participation of each Lender, and showing, as credits, each payment or repayment of principal and interest made in respect of such indebtedness, as well as any other amount paid to the U.S. Lenders or the Agents pursuant hereto, according to the respective Participation of each. Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against the U.S. Borrower and the U.S. Lenders. The U.S. Agent shall supply any U.S. Lender and the U.S. Borrower, upon request, with statements of such Accounts.

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3.5	Accounts kept by the U.S. Swingline Lender and the U.S. Sweep Depositary

The U.S. Swingline Lender and the U.S. Sweep Depositary shall keep in its books Accounts for U.S. Prime Rate Loans and other amounts payable by the U.S. Borrower under the U.S. Swingline Facility and by the Canadian Borrower under the U.S. Sweep to Loan Facility. The U.S. Swingline Lender and the U.S. Sweep Depositary shall make appropriate entries, showing as debits, the amount of indebtedness of the U.S. Borrower in respect of the U.S. Prime Rate Loans, the amount of all accrued interest and any other amount due to the U.S. Swingline Lender or the U.S. Sweep Depositary, as applicable, and showing as credits, each payment or repayment of principal and interest made in respect of such indebtedness. Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against the U.S. Borrower. The U.S. Swingline Lender and the U.S. Sweep Depositary shall supply any U.S. Lender or U.S. Borrower, upon request, with statements of such Accounts.

3.6	Accounts kept by the European Agent

The European Agent shall keep in its books Accounts for the Letters of Credit, SOFR Loans, SONIA Loans, Euribor Loans and other amounts payable by the UK Borrower, Colliers EMEA and the Dutch Borrower under the UK Revolving Facility and the Colliers EMEA Revolving Facility, respectively. The European Agent shall make appropriate entries showing, as debits, the amount of the indebtedness of Colliers EMEA and the Dutch Borrower in respect of SOFR Loans, SONIA Loans and Euribor Loans and the amount of indebtedness of the UK Borrower in respect of SOFR Loans, SONIA Loans and Euribor Loans, including the amount of all accrued interest, and any other amount due to the Colliers EMEA Lenders and UK Lenders or the Agents pursuant hereto, according to the respective Participation of each Lender, and showing, as credits, each payment or repayment of principal and interest made in respect of such indebtedness, as well as any other amount paid to the Colliers EMEA Lenders and UK Lenders or the Agents pursuant hereto, according to the respective Participation of each. Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against Colliers EMEA and the Dutch Borrower and the Colliers EMEA Lenders and the UK Borrower and the UK Lenders. The European Agent shall supply any Colliers EMEA Lender, UK Lender, Colliers EMEA, the Dutch Borrower and the UK Borrower, upon request, with statements of such Accounts.

3.7	[intentionally deleted]

3.8	[intentionally deleted]

3.9	Accounts kept by the Australian Agent

The Australian Agent shall keep in its books Accounts for the Letters of Credit, the Australian Base Rate Loans, Australian Bank Bill Rate Loans, SOFR Loans, SONIA Loans, Euribor Loans and other amounts payable by the Australian Borrower under the Australian Revolving Facility (including for greater certainty, any Loans made under the Australian Swingline Facility which have become Loans under the Australian Revolving Facility). The Australian Agent shall make appropriate entries showing, as debits, the amount of the indebtedness of the Australian Borrower in respect of the Australian Base Rate Loans, Australian Bank Bill Rate Loans, SOFR Loans, SONIA Loans and Euribor Loans, as the case may be, the amount of all accrued interest, and any other amount due to the Australian Lenders or the Agents pursuant hereto, according to the respective Participation of each Lender, and showing, as credits, each payment or repayment of principal and interest made in respect of such indebtedness, as well as any other amount paid to the Australian Lenders or the Agents pursuant hereto, according to the respective Participation of each. Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against the Australian Borrower and the Australian Lenders. The Australian Agent shall supply any Australian Lender and the Australian Borrower, upon request, with statements of such Accounts.

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3.10	Accounts kept by the Australian Swingline Lender

The Australian Swingline Lender shall keep in its books Accounts for Australian Base Rate Loans and other amounts payable by the Australian Borrower under the Australian Swingline Facility. The Australian Swingline Lender shall make appropriate entries, showing as debits, the amount of indebtedness of the Australian Borrower in respect of the Australian Base Rate Loans, the amount of all accrued interest and any other amount due to the Australian Swingline Lender and showing as credits, each payment or repayment of principal and interest made in respect of such indebtedness. Such Accounts shall constitute (in the absence of manifest error) prima facie evidence of their content against the Australian Borrower. The Australian Swingline Lender shall supply any Australian Lender or Australian Borrower, upon request, with statements of such Accounts.

3.11	Accounts kept by each Canadian Lender

Each Canadian Lender shall keep in its books, in respect of its Participation, accounts for the Letters of Credit, the Canadian Prime Rate Loans, U.S. Base Rate Loans, Bankers’ Acceptances, and other amounts payable by the Canadian Borrower and CMN under this Agreement. Each Canadian Lender shall make appropriate entries showing, as debits, the amount of the indebtedness of the Canadian Borrower and CMN towards it in respect of the Letters of Credit, the Canadian Prime Rate Loans, U.S. Base Rate Loans and Bankers’ Acceptances, as the case may be, the amount of all accrued interest and any other amount due to such Lender pursuant hereto and, as credits, each payment or repayment of principal and interest made in respect of such indebtedness as well as any other amount paid to such Lender pursuant hereto. These accounts shall constitute (in the absence of manifest error or of contradictory entries in the Accounts), prima facie evidence of their content against the Canadian Borrower and CMN.

3.12	Accounts kept by each U.S. Lender

Each U.S. Lender shall keep in its books, in respect of its Participation, accounts for the Letters of Credit, U.S. Prime Rate Loans, SOFR Loans and other amounts payable by the U.S. Borrower under this Agreement. Each U.S. Lender shall make appropriate entries showing, as debits, the amount of the indebtedness of the U.S. Borrower towards it in respect of the Letters of Credit, U.S. Prime Rate Loans, and SOFR Loans, as the case may be, the amount of all accrued interest and any other amount due to such Lender pursuant hereto and, as credits, each payment or repayment of principal and interest made in respect of such indebtedness as well as any other amount paid to such Lender pursuant hereto. These accounts shall constitute (in the absence of manifest error or of contradictory entries in the Accounts), prima facie evidence of their content against the U.S. Borrower.

3.13	Accounts kept by each Colliers EMEA Lender

Each Colliers EMEA Lender shall keep in its books, in respect of its Participation, accounts for the Letters of Credit, SOFR Loans, SONIA Loans, Euribor Loans and other amounts payable by Colliers EMEA and the Dutch Borrower under this Agreement. Each Colliers EMEA Lender shall make appropriate entries showing, as debits, the amount of the indebtedness of Colliers EMEA and the Dutch Borrower towards it in respect of the Letters of Credit and SOFR Loans, SONIA Loans and Euribor Loans, as the case may be, the amount of all accrued interest and any other amount due to such Lender pursuant hereto and, as credits, each payment or repayment of principal and interest made in respect of such indebtedness as well as any other amount paid to such Lender pursuant hereto. These accounts shall constitute (in the absence of manifest error or of contradictory entries in the Accounts), prima facie evidence of their content against Colliers EMEA and the Dutch Borrower.

3.14	Accounts kept by each UK Lender

Each UK Lender shall keep in its books, in respect of its Participation, accounts for the Letters of Credit, SOFR Loans, SONIA Loans, Euribor Loans and other amounts payable by the UK Borrower under this Agreement. Each UK Lender shall make appropriate entries showing, as debits, the amount of the indebtedness of the UK Borrower towards it in respect of the Letters of Credit, SOFR Loans, SONIA Loans and Euribor Loans, as the case may be, the amount of all accrued interest and any other amount due to such Lender pursuant hereto and, as credits, each payment or repayment of principal and interest made in respect of such indebtedness as well as any other amount paid to such Lender pursuant hereto. These accounts shall constitute (in the absence of manifest error or of contradictory entries in the Accounts), prima facie evidence of their content against the UK Borrower.

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3.15	Accounts kept by each Australian Lender

Each Australian Lender shall keep in its books, in respect of its Participation, accounts for the Letters of Credit, Australian Base Rate Loans, Australian Bank Bill Rate Loans and other amounts payable by the Australian Borrower under this Agreement. Each Australian Lender shall make appropriate entries showing, as debits, the amount of the indebtedness of the Australian Borrower towards it in respect of the Letters of Credit, Australian Base Rate Loans, Australian Bank Bill Rate Loans, as the case may be, the amount of all accrued interest and any other amount due to such Lender pursuant hereto and, as credits, each payment or repayment of principal and interest made in respect of such indebtedness as well as any other amount paid to such Lender pursuant hereto. These accounts shall constitute (in the absence of manifest error or of contradictory entries in the Accounts), prima facie evidence of their content against the Australian Borrower.

3.16	Promissory Notes

At the request of any Lender, each Borrower under the Facilities applicable to such Lender shall execute and deliver to such Lender a promissory note substantially in the form attached hereto as Schedule “K”.

3.17	Excess Resulting from Exchange Rate Change

(a)	Any time that, following one or more fluctuations in the exchange rate of the Canadian Dollar against the U.S. Dollar, the sum of:

(i)	the Borrowings in U.S. Dollars under the Canadian Facilities; and

(ii)	the Equivalent Amount in U.S. Dollars of the Borrowings in Canadian Dollars, Sterling and Euros under the Canadian Facilities;

exceeds the Total Commitments under the Canadian Facilities then in effect, the Canadian Borrower shall, (i) if such excess amount is equal to or greater than three percent (3%) of the Total Commitments, within ten (10) days thereafter, or (ii) if such excess amount is less than three percent (3%) of the Total Commitments, on the earlier of (a) each next Conversion, BA Maturity Date or Interest Payment Date (with respect to SOFR Loans, SONIA Loans or Euribor Loans), as applicable, or (b) next Quarter end, thereafter, either:

(iii)	make the necessary payments or repayments to the Canadian Agent or Canadian Swingline Lenders, as the case may be, to reduce such sum to an amount equal to or less than the Total Commitments under the Canadian Facilities in effect on the date of such payment or repayment; or
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(iv)	maintain or cause to be maintained with the Canadian Agent deposits of U.S. Dollars in an amount equal to or greater than the amount by which such sum exceeds the Total Commitments under the Canadian Facilities in effect on the date such deposits are provided to the Canadian Agent, such deposits to be maintained in such form and upon such terms as are acceptable to the Canadian Agent. Until such time as such sum shall no longer exceed the Total Commitments under the Canadian Facilities, the Canadian Agent shall invest the deposits, in such manner and form of investment as shall be mutually acceptable to the Canadian Borrower and the Canadian Agent, and income earned thereon shall be received by the Canadian Agent for the Canadian Borrower’s account and paid to the Canadian Borrower.

(b)	Without in any way limiting the foregoing provisions, the Canadian Agent shall, on each Acceptance Date, Drawdown Date, Interest Payment Date and B/A Maturity Date make the necessary exchange rate calculations to determine whether any such excess exists on such date and, if there is an excess, it shall so notify the Canadian Borrower.

3.18	Currency

Dollars are the currency of account and payment for each and every sum at any time due from Borrowers hereunder unless otherwise specifically provided in this Agreement, any other Loan Document or otherwise agreed to by Agent; provided, that

(a)	each repayment of a Loan, on a Letter of Credit or a part thereof shall be made in the currency in which such Loan or Letter of Credit is denominated at the time of that repayment;

(b)	each payment of interest shall be made in the currency in which the principal or other sum in respect of which such interest is denominated;

(c)	each payment of fees pursuant to Section 4.9 shall be in Dollars;

(d)	each payment of fees pursuant to Sections 2.11 and 4.10 shall be in the currency of the underlying Letter of Credit;

(e)	each payment of fees pursuant to Section 4.8 shall be in Canadian Dollars; and

(f)	each payment in respect of all other Obligations and any other costs, expenses and indemnities shall be made in the currency in which the same were incurred by the party to whom payment is to be made.

No payment to any Agent, Lender or Issuing Bank (whether under any judgment or court order or otherwise) shall discharge the obligation or liability of the Borrower or Guarantor in respect of which it was made unless and until such Agent, Lender or Issuing Bank shall have received full payment in the currency in which such obligation or liability is payable pursuant to the above provisions of this Section 3.18. Agent has the right, at the expense of the applicable Borrower or Guarantor, to convert any payment made in an incorrect currency into the applicable currency required under this Agreement. To the extent that the amount of any such payment shall, on actual conversion into such currency, fall short of such obligation or liability actual or contingent expressed in that currency, such Borrower or Guarantor (together with the other Borrowers and Guarantors) agrees to indemnify and hold harmless such Agent, Lender or Issuing Bank, with respect to the amount of the shortfall with respect to amounts payable by such Borrower or Guarantor hereunder, with such indemnity surviving the termination of this Agreement and any legal proceeding, judgment or court order pursuant to which the original payment was made which resulted in the shortfall. To the extent that the amount of any such payment to an Agent, Lender or Issuing Bank shall, upon an actual conversion into such currency, exceed such obligation or liability, actual or contingent, expressed in that currency, such Agent, Lender or Issuing Bank shall return such excess to the applicable Borrower or Guarantor.

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Article 4
– INTEREST, ACCEPTANCE FEE,
LETTER OF CREDIT FEE AND COMMITMENT FEES

4.1	Interest on SOFR Loans, SONIA Loans, Euribor Loans and Australian Bank Bill Rate Loans

(a)	The U.S. Borrower shall pay to the Agent for the account of the Lenders:

(i)	for each SOFR Loan that bears interest at a rate based on the Adjusted Term SOFR, interest on each SOFR Loan in U.S. Dollars drawn down by the U.S. Borrower for each SOFR Interest Period at that rate per annum determined by the U.S. Agent to be equal to the sum of the SOFR Margin plus the Adjusted Term SOFR payable on each applicable Interest Payment Date;

(ii)	for each SOFR Loan that bears interest at a rate based on the Adjusted Daily Simple SOFR, interest on the unpaid principal amount of each Daily Simple SOFR Advance drawn down by the U.S. Borrower from the date of such Advance (or Conversion of another Type of Advance into a Daily Simple SOFR Advance) until the date on which the principal amount of the Daily Simple SOFR Advance is repaid in full (or is converted into another Type of Advance) at a rate per annum equal at all times to the sum of the SOFR Margin plus the Adjusted Daily Simple SOFR in effect from time to time, calculated daily and payable in arrears (a) on the first Business Day of each calendar month in each year; and (b) on the day on which such Daily Simple SOFR Advance becomes due and payable in full pursuant to the provisions hereof;

(iii)	for each SONIA Loan, interest on that SONIA Loan for each SONIA Interest Period at the rate per annum determined by the European Agent to be equal to the sum of the SONIA Margin plus the Adjusted SONIA payable on each applicable Interest Payment Date; and

(iv)	for each Euribor Loan, interest on that Euribor Loan for each Euribor Interest Period at the rate per annum determined by the European Agent to be equal to the sum of the Euribor Margin plus the Euribor Rate payable on each applicable Interest Payment Date.

(b)	Each of the Canadian Borrower and CMN, as applicable, shall pay to the Agent for the account of the Lenders:

(i)	for each SOFR Loan that bears interest at a rate based on the Adjusted Term SOFR, interest on each SOFR Loan in U.S. Dollars drawn down by the Canadian Borrower or CMN for each SOFR Interest Period at that rate per annum determined by the Canadian Agent to be equal to the sum of the SOFR Margin plus the Adjusted Term SOFR payable on each applicable Interest Payment Date;

(ii)	for each SOFR Loan that bears interest at a rate based on the Adjusted Daily Simple SOFR, interest on the unpaid principal amount of each Daily Simple SOFR Advance drawn down by the Canadian Borrower or CMN from the date of such Advance (or Conversion of another Type of Advance into a Daily Simple SOFR Advance) until the date on which the principal amount of the Daily Simple SOFR Advance is repaid in full (or is converted into another Type of Advance) at a rate per annum equal at all times to the sum of the SOFR Margin plus the Adjusted Daily Simple SOFR in effect from time to time, calculated daily and payable in arrears (a) on the first Business Day of each calendar month in each year; and (b) on the day on which such Daily Simple SOFR Advance becomes due and payable in full pursuant to the provisions hereof;
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(iii)	for each SONIA Loan, interest on that SONIA Loan for each SONIA Interest Period at the rate per annum determined by the European Agent to be equal to the sum of the SONIA Margin plus the Adjusted SONIA payable on each applicable Interest Payment Date; and

(iv)	for each Euribor Loan, interest on that Euribor Loan for each Euribor Interest Period at the rate per annum determined by the European Agent to be equal to the sum of the Euribor Margin plus the Euribor Rate payable on each applicable Interest Payment Date.

(c)	Colliers EMEA and the Dutch Borrower, as applicable, shall pay to the Agent for the account of the Lenders:

(i)	for each SOFR Loan that bears interest at a rate based on the Adjusted Term SOFR, interest on each SOFR Loan in U.S. Dollars drawn down by Colliers EMEA or the Dutch Borrower for each SOFR Interest Period at that rate per annum determined by the European Agent to be equal to the sum of the SOFR Margin plus the Adjusted Term SOFR payable on each applicable Interest Payment Date;

(ii)	for each SOFR Loan that bears interest at a rate based on the Adjusted Daily Simple SOFR, interest on the unpaid principal amount of each Daily Simple SOFR Advance drawn down by Colliers EMEA or the Dutch Borrower from the date of such Advance (or Conversion of another Type of Advance into a Daily Simple SOFR Advance) until the date on which the principal amount of the Daily Simple SOFR Advance is repaid in full (or is converted into another Type of Advance) at a rate per annum equal at all times to the sum of the SOFR Margin plus the Adjusted Daily Simple SOFR in effect from time to time, calculated daily and payable in arrears (a) on the first Business Day of each calendar month in each year; and (b) on the day on which such Daily Simple SOFR Advance becomes due and payable in full pursuant to the provisions hereof; and

(iii)	for each Euribor Loan, interest on that Euribor Loan for each Euribor Interest Period at the rate per annum determined by the European Agent to be equal to the sum of the Euribor Margin plus the Euribor Rate payable on each applicable Interest Payment Date.

(d)	The UK Borrower shall pay to the Agent for the account of the Lenders:

(i)	for each SOFR Loan drawn down by the UK Borrower that bears interest at a rate based on the Adjusted Term SOFR, interest for each SOFR Interest Period at that rate per annum determined by the European Agent to be equal to the sum of the SOFR Margin plus the Adjusted Term SOFR payable on each applicable Interest Payment Date;

(ii)	for each SOFR Loan drawn down by the UK Borrower that bears interest at a rate based on the Adjusted Daily Simple SOFR, interest on the unpaid principal amount of each Daily Simple SOFR Advance from the date of such Advance (or Conversion of another Type of Advance into a Daily Simple SOFR Advance) until the date on which the principal amount of the Daily Simple SOFR Advance is repaid in full (or is converted into another Type of Advance) at a rate per annum equal at all times to the sum of the SOFR Margin plus the Adjusted Daily Simple SOFR in effect from time to time, calculated daily and payable in arrears (a) on the first Business Day of each calendar month in each year; and (b) on the day on which such Daily Simple SOFR Advance becomes due and payable in full pursuant to the provisions hereof; and
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(iii)	for each SONIA Loan drawn down by the UK Borrower, interest for each SONIA Interest Period at that rate per annum determined by the European Agent to be equal to the sum of the SONIA Margin plus the Adjusted SONIA payable on each applicable Interest Payment Date.

(e)	The Australian Borrower shall pay to the Agent for the account of the Lenders:

(i)	on each applicable Interest Payment Date, to the Australian Agent for the account of the Australian Lenders interest on each Australian Bank Bill Rate Loan in Australian Dollars drawn down by the Australian Borrower for each Australian Bank Bill Rate Interest Period at that rate per annum determined by the Australian Agent to be equal to the sum of the applicable Australian Bank Bill Rate Margin plus Australian Bank Bill Rate;

(ii)	for each SOFR Loan that bears interest at a rate based on the Adjusted Term SOFR, interest on each SOFR Loan in U.S. Dollars drawn down by the Australian Borrower for each SOFR Interest Period at that rate per annum determined by the Australian Agent to be equal to the sum of the SOFR Margin plus the Adjusted Term SOFR payable on each applicable Interest Payment Date; and

(iii)	for each SOFR Loan that bears interest at a rate based on the Adjusted Daily Simple SOFR, interest on the unpaid principal amount of each Daily Simple SOFR Advance drawn down by the Australian Borrower from the date of such Advance (or Conversion of another Type of Advance into a Daily Simple SOFR Advance) until the date on which the principal amount of the Daily Simple SOFR Advance is repaid in full (or is converted into another Type of Advance) at a rate per annum equal at all times to the sum of the SOFR Margin plus the Adjusted Daily Simple SOFR in effect from time to time, calculated daily and payable in arrears (a) on the first Business Day of each calendar month in each year; and (b) on the day on which such Daily Simple SOFR Advance becomes due and payable in full pursuant to the provisions hereof.

(f)	Each determination by the applicable Agent of the rate of interest applicable to a SOFR Interest Period, SONIA Interest Period, Euribor Interest Period or Australian Bank Bill Rate Interest Period, as applicable, shall, in the absence of manifest error, be final, conclusive and binding upon the applicable Borrower and Lenders. Upon determination of the rate of interest applicable on the SOFR Determination Date, Term SOFR Determination Date, SONIA Determination Date, Euribor Determination Date or Australian Bank Bill Rate Determination Date, as applicable, the applicable Agent shall notify the applicable Borrower and Lenders of such rate.

(g)	Except as specifically set forth in this Section 4.1(g), the interest determined in accordance with of this Section 4.1 shall be calculated daily on the basis of the actual number of days elapsed divided by 360 for (a), (b), (c), (d) and (g) and 365 for (a)(iii), (b)(iii), (d)(iii), (e) and (f). The yearly rate of interest to which the rate determined in accordance with the foregoing provisions of this Section 4.1 is equivalent, is the rate so determined multiplied by the actual number of days in that year and divided by 360 for (a), (b), (c), (d) and (g) and 365 for (a)(iii), (b)(iii), (d)(iii), (e) and (f).

(h)	In connection with the use or administration of SOFR, Term SOFR, Daily Simple SOFR, SONIA or Euribor, the applicable Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document. The applicable Agent will promptly notify the applicable Borrower(s) and Lenders of the effectiveness of any Conforming Changes in connection with the use or administration of SOFR, Term SOFR, Daily Simple SOFR, SONIA or Euribor, as applicable.
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4.2	Interest on U.S. Base Rate Loans

(a)	Each of the Canadian Borrower and CMN shall pay to the Canadian Agent for the account of the Canadian Lenders in U.S. Dollars interest on each U.S. Base Rate Loan made under the Canadian Revolving Facility as evidenced by the Accounts of the Canadian Agent at a rate per annum equal to the sum of:

(i)	the U.S. Base Rate Margin; and

(ii)	the U.S. Base Rate.

(b)	The Canadian Borrower shall pay to each Canadian Swingline Lender in U.S. Dollars interest on each U.S. Base Rate Loan made under the Canadian Swingline Facility as evidenced by the Accounts of such Canadian Swingline Lender at a rate per annum equal to the sum of:

(i)	the U.S. Base Rate Margin; and

(ii)	the U.S. Base Rate.

(c)	Each change in the fluctuating rate for U.S. Base Rate Loan will take place simultaneously with a corresponding change in the U.S. Base Rate.

(d)	The yearly rate of interest to which the rate determined in accordance with the foregoing provisions of this Section 4.2 is equivalent, is the rate so determined multiplied by the actual number of days in that year and divided by 365/366, as applicable.

(e)	This interest is payable quarterly in arrears on each Interest Payment Date for the period up to and including the last day of the previous Quarter.

4.3	Interest on Canadian Prime Rate Loans

(a)	Each of the Canadian Borrower and CMN shall pay the Canadian Agent for the account of the Canadian Lenders in Canadian Dollars interest on each Canadian Prime Rate Loan made under the Canadian Revolving Facility as evidenced by the Accounts at a rate per annum equal to the sum of:

(i)	the Canadian Prime Rate Margin; and

(ii)	the Canadian Prime Rate.

(b)	The Canadian Borrower shall pay to each of the Canadian Swingline Lenders in Cdn.$ interest on each Canadian Prime Rate Loan made under the Canadian Swingline Facility as evidenced by the Accounts of such Canadian Swingline Lender at a rate per annum equal to the sum of:

(i)	the Canadian Prime Rate Margin; and
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(ii)	the Canadian Prime Rate.

(c)	Each change in the fluctuating interest rate for a Canadian Prime Rate Loan will take place simultaneously with the corresponding change in the Canadian Prime Rate.

(d)	This interest is payable quarterly in arrears on each Interest Payment Date for the period up to and including the last day of the previous Quarter and shall be calculated daily on the basis of the actual number of days elapsed in a year of 365 or 366 days, as the case may be.

4.4	Interest on U.S. Prime Rate Loans

(a)	The U.S. Borrower shall pay to the U.S. Agent for the account of the U.S. Lenders in U.S. Dollars interest on each U.S. Prime Rate Loan as evidenced by the Accounts at a rate per annum equal to the sum of:

(i)	the U.S. Prime Rate Margin; and

(ii)	the U.S. Prime Rate.

(b)	The U.S. Borrower shall pay to the U.S. Swingline Lender or the U.S. Sweep Depositary, as applicable, in U.S. Dollars interest on each U.S. Prime Rate Loan as evidenced by the Accounts of the U.S. Swingline Lender or the U.S. Sweep Depositary, as applicable, at a rate per annum equal to the sum of:

(i)	the U.S. Prime Rate Margin; and

(ii)	the U.S. Prime Rate.

(c)	Each change in the fluctuating rate for a U.S. Prime Rate Loan will take place simultaneously with a corresponding change in the U.S. Prime Rate.

(d)	The yearly rate of interest to which the rate determined in accordance with the foregoing provisions of this Section 4.4 is equivalent, is the rate so determined multiplied by the actual number of days in that year and divided by 360.

(e)	This interest is payable quarterly in arrears on each Interest Payment Date for the period up to and including the last day of the previous Quarter.

4.5	Interest on Australian Base Rate Loans

(a)	The Australian Borrower shall pay the Australian Agent for the account of the Australian Lenders in Australian Dollars interest on each Australian Base Rate Loan made under the Australian Revolving Facility as evidenced by the Accounts at a rate per annum equal to the sum of:

(i)	the Australian Base Rate Margin; and

(ii)	the Australian Base Rate.

(b)	The Australian Borrower shall pay to the Australian Swingline Lender in Australian Dollars interest on each Australian Base Rate Loan made under the Australian Swingline Facility as evidenced by the Accounts of the Australian Swingline Lender at a rate per annum equal to the sum of:
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(i)	the Australian Base Rate Margin; and

(ii)	the Australian Base Rate.

(c)	Each change in the fluctuating interest rate for an Australian Base Rate Loan will take place simultaneously with the corresponding change in the Australian Base Rate.

(d)	The yearly rate of interest to which the rate determined in accordance with the foregoing provisions of this Section 4.5 is equivalent, is the rate so determined multiplied by the actual number of days in that year and divided by 365.

(e)	This interest is payable quarterly in arrears on each Interest Payment Date for the period up to and including the last day of the previous Quarter.

4.6	SOFR Interest Period / SONIA Interest Period / Euribor Interest Period / Australian Bank Bill Rate Interest Periods

(a)	If the U.S. Borrower, the Canadian Borrower, CMN, Colliers EMEA, the Dutch Borrower, the UK Borrower or the Australian Borrower is borrowing by way of a SOFR Loan, SONIA Loan or Euribor Loan, as applicable, or if the U.S. Borrower, the Canadian Borrower, CMN, Colliers EMEA, the Dutch Borrower, the UK Borrower or the Australian Borrower elects to convert into a SOFR Loan, SONIA Loan or Euribor Loan, as applicable, pursuant to Section 2.3, the applicable Borrower shall, prior to the expiration or beginning of each SOFR Interest Period, SONIA Interest Period or Euribor Interest Period, as applicable, select and notify the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as applicable, as the case may be, at least three (3) Business Days prior to:

(i)	the last day of the current SOFR Interest Period, SONIA Interest Period or Euribor Interest Period, as applicable, for such Loan;

(ii)	the Conversion Date, as the case may be, of the next or new, as the case may be, SOFR Interest Period, SONIA Interest Period or Euribor Interest Period, as applicable, applicable to such Loan, which new SOFR Interest Period, SONIA Interest Period or Euribor Interest Period, as applicable, shall commence on and include the day following the expiration of the prior SOFR Interest Period, SONIA Interest Period or Euribor Interest Period, as applicable. If a Borrower fails to select and to notify the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, of the SOFR Interest Period, SONIA Interest Period or Euribor Interest Period, as applicable, applicable to a Loan, such Borrower shall be deemed to have selected a SOFR Interest Period, SONIA Interest Period or Euribor Interest Period, as applicable, of one (1) month or 30 days, as the case may be.

In any event, no SOFR Interest Period, SONIA Interest Period or Euribor Interest Period, as applicable, shall end on a date falling after the Final Maturity Date. The Borrowers shall ensure, when selecting a SOFR Interest Period, SONIA Interest Period or Euribor Interest Period, as applicable, that no SOFR Loan, SONIA Loan or Euribor Loan, as applicable, shall be required to be prepaid in order for the Borrowers to perform their obligations under Section 3.1.

(b)	If the Australian Borrower is borrowing by way of an Australian Bank Bill Rate Loan or if the Australian Borrower elects to convert into an Australian Bank Bill Rate Loan pursuant to Section 2.3, the Australian Borrower shall, prior to the expiration or beginning of each Australian Bank Bill Rate Interest Period, select and notify the Australian Agent at least three (3) Business Days prior to:
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(i)	the last day of the current Australian Bank Bill Rate Interest Period for such Australian Bank Bill Rate Loan;

(ii)	the Conversion Date, as the case may be, of the next or new, as the case may be, Australian Bank Bill Rate Interest Period applicable to such Australian Bank Bill Rate Loan, which new Australian Bank Bill Rate Interest Period, as applicable, shall commence on and include the day following the expiration of the prior Australian Bank Bill Rate Interest Period. If Australian Borrower fails to select and to notify the Australian Agent of the Australian Bank Bill Rate Interest Period applicable to an Australian Bank Bill Rate Loan, Australian Borrower shall be deemed to have selected an Australian Bank Bill Rate Interest Period, of one (1) month or 30 days, as the case may be.

In any event, no Australian Bank Bill Rate Interest Period shall end on a date falling after the Final Maturity Date. The Australian Borrower shall ensure, when selecting an Australian Bank Bill Rate Interest Period, that no Australian Bank Bill Rate Loan shall be required to be prepaid in order for the Australian Borrower to perform its obligations under Section 3.1.

4.7	Interest on Overdue Amounts

The Canadian Borrower and CMN shall pay to the Canadian Agent for the account of the Canadian Lenders, the U.S. Borrower shall pay to the U.S. Agent for the account of the U.S. Lenders, Colliers EMEA or the Dutch Borrower, as applicable, shall pay to the European Agent for the account of the Colliers EMEA Lenders, the UK Borrower shall pay to the European Agent for the account of the UK Lenders and the Australian Borrower shall pay to the Australian Agent for the account of the Australian Lenders, on demand, interest on all overdue payments in connection with this Agreement, at a rate per annum which is equal to two percent (2%) per annum in excess of (a) the applicable rates of interest (inclusive of SOFR Margin, SONIA Margin or Euribor Margin, as applicable, and Australian Bank Bill Rate Margin) payable under Section 4.1 in the case of payments of principal or interest on SOFR Loans, SONIA Loans, Euribor Loans and Australian Bank Bill Rate Loans or (b) the applicable rates of interest (inclusive of Canadian Prime Rate Margin, U.S. Base Rate Margin, U.S. Prime Rate Margin or Australian Base Rate Margin) payable under Sections 4.2, 4.3, 4.4 or 4.5 in the case of any other payments in Cdn.$, U.S.$ or A$, as applicable.

4.8	Acceptance Fee

An Acceptance Fee shall be:

(a)	payable by the Canadian Borrower and CMN, as applicable, to the Canadian Agent for distribution to the Canadian Lenders on the Acceptance Date for each Bankers’ Acceptance issued; and

(b)	calculated on the Principal Amount of each Bankers’ Acceptance for the number of days in the term of such Bankers’ Acceptance and based on a year of 365 days.

4.9	Commitment Fees

From and including the Effective Date to and including the Final Maturity Date,

(a)	the Canadian Borrower and CMN, as applicable, shall pay to the Canadian Agent, for the account of the Canadian Lenders to be allocated among and paid to such Lenders pro rata in accordance with such Lenders’ respective Commitments, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the Canadian Revolving Facility for each Quarter and payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) and based on a year of 365 or 366 days as the case may be;
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(b)	the U.S. Borrower shall pay to the U.S. Agent, for the account of the U.S. Lenders to be allocated among and paid to such Lenders pro rata in accordance with such Lenders’ respective Commitments, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the U.S. Revolving Facility for each Quarter and payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) and based on a year of 365 or 366 days as the case may be;

(c)	Colliers EMEA and the Dutch Borrower shall pay to the European Agent, for the account of the Colliers EMEA Lenders to be allocated among and paid to such Lenders pro rata in accordance with such Lenders’ respective Commitments, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the Colliers EMEA Revolving Facility for each Quarter and payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) and based on a year of 365 or 366 days as the case may be;

(d)	the UK Borrower shall pay to the European Agent, for the account of the UK Lenders to be allocated among and paid to such Lenders pro rata in accordance with such Lenders’ respective Commitments, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the UK Revolving Facility for each Quarter and payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) and based on a year of 365 or 366 days as the case may be;

(e)	the Australian Borrower shall pay to the Australian Agent, for the account of the Australian Lenders to be allocated among and paid to such Lenders pro rata in accordance with such Lenders’ respective Commitments, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the Australian Revolving Facility for each Quarter and payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) and based on a year of 365 or 366 days as the case may be;

(f)	the Canadian Borrower shall pay to each Canadian Swingline Lender, its share of the commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the Canadian Swingline Facility for each Quarter and payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) and based on a year of 365 or 366 days as the case may be;

(g)	the U.S. Borrower shall pay to the U.S. Swingline Lender, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the U.S. Swingline Facility for each Quarter and payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) and based on a year of 365 or 366 days as the case may be; and

(h)	the Australian Borrower shall pay to the Australian Swingline Lender, commitment fees described in the definition of Applicable Margin on the daily unutilized portion of the Commitments in respect of the Australian Swingline Facility for each Quarter and payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) and based on a year of 365 or 366 days as the case may be.

4.10	Letter of Credit Fronting Fee

The Canadian Borrower, CMN, U.S. Borrower, Colliers EMEA, Dutch Borrower, UK Borrower or Australian Borrower, as the case may be, shall pay to the Issuing Bank for its own account issuing a Letter of Credit on behalf of such Borrower, a letter of credit fronting fee of 0.25% of the Principal Amount of such Letter of Credit for the number of days in the term of such Letters of Credit and based on a year of 365/366 days.

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This fee is payable quarterly in arrears (on the fifth (5th) Business Day after each Quarter) for the period up to and including the last day of the previous Quarter.

4.11	Effective Date for Changes in Applicable Margins

(a)	On the Effective Date, the Applicable Margin will be set based on the column titled “1. TD/CE Ratio” in the definition of Applicable Margin. Thereafter, Applicable Margins will be adjusted effective as of the first day of each month following the date that the Canadian Borrower is required to deliver financial statements in accordance with Section 8.2(h).

(b)	In the event that the Canadian Borrower fails to deliver its financial statements when required in accordance with Section 8.2(h), Applicable Margins shall be adjusted to those in the column titled “5. TD/CE Ratio” in the definition of Applicable Margin until the first day of the month following the delivery of financial statements of the Canadian Borrower providing the information confirming that an adjustment to the Applicable Margins has come into effect or that no adjustment to the Applicable Margins has come into effect, as the case may be.

(c)	Notwithstanding any other provision of this Agreement, in the event that the Borrowers are entitled to an adjustment to the rates applicable to any Borrowings outstanding by way of Bankers’ Acceptances, Letters of Credit, and/or Loans, such rates shall not be adjusted prior to:

(i)	in the case of Bankers’ Acceptances, the applicable B/A Maturity Date;

(ii)	in the case of Letters of Credit, the next fee payment date; and

(iii)	in the case of Loans, the end of the applicable Interest Period.

4.12	Interest Act Waiver

The Borrowers confirm that they fully understand and are able to calculate the rates of interest applicable to the Loans based on the methodology for calculating per annum rates provided for in this Agreement including as set out in Sections 4.1(g), 4.2(d), 4.3(d), 4.4(d) and 4.5(d). The Borrowers hereby irrevocably agree not to plead or assert, whether by way of defence or otherwise, in any proceeding relating to this Agreement or any Loan Document, that the interest payable under this Agreement and the calculation thereof has not been adequately disclosed to the Borrowers as required pursuant to Section 4 of the Interest Act (Canada).

4.13	CDOR Discontinuation

(a)	If the Administration Agent determines (which determination shall be conclusive absent manifest error), or the Borrowers or the Majority Lenders notify the Administration Agent that the Borrowers or Majority Lenders (as applicable) have determined that:

(i)	adequate and reasonable means do not exist for ascertaining CDOR Rate, including because the Refinitiv Screen CDOR Page is not available or published on a current basis for the applicable Interest Period and such circumstances are unlikely to be temporary;

(ii)	the administrator of the CDOR Rate or a Governmental Authority having jurisdiction has made a public statement identifying a specific date after which CDOR Rate will permanently or indefinitely cease to be made available or permitted to be used for determining the interest rate of loans;
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(iii)	a Governmental Authority having jurisdiction over the Administration Agent has made a public statement identifying a specific date after which CDOR Rate shall no longer be permitted to be used for determining the interest rate of loans (each such specific date in clause (ii) above and in this clause (iii) a “CDOR Scheduled Unavailability Date”); or

(iv)	syndicated loans currently being executed, or that include language similar to that contained in this Section 4.13, are being executed or amended (as applicable) to incorporate or adopt a new benchmark interest rate to replace the CDOR Rate, then reasonably promptly after such determination by the Administration Agent or receipt by the Administration Agent of such notice, as applicable, the Administration Agent and the Borrowers may mutually agree upon a successor rate to the CDOR Rate, and the Agent and the Borrowers may amend this Agreement to replace the CDOR Rate with an alternate benchmark rate (including any mathematical or other adjustments to the benchmark (if any) incorporated therein ), giving due consideration to any evolving or then existing convention for similar Canadian Dollars denominated syndicated credit facilities for such alternative benchmarks (any such proposed rate, a “CDOR Successor Rate”), together with any proposed CDOR Successor Rate conforming changes and any such amendment shall become effective at 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the Administration Agent shall have posted such proposed amendment to all Lenders and the Borrowers unless, prior to such time, Lenders comprising the Majority Lenders have delivered to the Agent written notice that such Majority Lenders do not accept such amendment.

(b)	If no CDOR Successor Rate has been determined and the circumstances under clause 4.13(a)(i) above exist or a CDOR Scheduled Unavailability Date has occurred (as applicable), the Administration Agent will promptly so notify the Borrowers and each Lender. Thereafter, the obligation of the Lenders to make or maintain Bankers’ Acceptances and BA Equivalent Loans, shall be suspended (to the extent of the affected Bankers’ Acceptances, BA Equivalent Loans, or Interest Periods). Upon receipt of such notice, a Borrower may revoke any pending request for an Advance of, Conversion to or rollover of Bankers’ Acceptances or BA Equivalent Loans, (to the extent of the affected Bankers’ Acceptances, BA Equivalent Loans, or Interest Periods) or, failing that, will be deemed to have converted such request into a request for an Advance of Canadian Prime Rate Loans (subject to the foregoing clause (a)) in the amount specified therein.

(c)	Notwithstanding anything else herein, any definition of the CDOR Successor Rate (exclusive of any margin) shall provide that in no event shall such CDOR Successor Rate be less than zero for the purposes of this Agreement. In addition, the CDOR Rate shall not be included or referenced in the definition of Canadian Prime Rate.

4.14	Sustainability Adjustments

(a)	If the Canadian Borrower has delivered to the Sustainability Structuring Agent and the Administration Agent:

(A)	the 2021 Baseline Report pursuant to Section 8.2(h)(iv) and the 2021 Baseline Report verifies the Baseline Sustainability Levels set out in Schedule “M” as at the date of this Agreement:

(I)	the Sustainability Structuring Agent will promptly notify the Lenders;

(II)	the SPT Metric Effective Date will occur (without further action by any party) on the date on which the 2021 Baseline Report was delivered; and
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(III)	paragraphs (b) to (g) of this Section 4.14 (and the other provisions of this Agreement the effectiveness of which is conditional on the occurrence of the SPT Metric Effective Date) will apply; or

(B)	the 2021 Baseline Report together with an SPT Metric Adjustment Proposal pursuant to Section 8.2(h)(iv):

(I)	the Sustainability Structuring Agent shall review the SPT Metric Adjustment Proposal prior to any circulation to the Lenders and, within three (3) Business Days of receipt of the same, shall either:

(1)	notify Canadian Borrower of the Sustainability Structuring Agent’s approval of the SPT Metric Adjustment Proposal and deliver the SPT Metric Adjustment Proposal to the Lenders, requesting the approval of the Majority Lenders of the SPT Metric Adjustment Proposal by no later than the Business Day prior to the last date on which the first Sustainability Certificate may be delivered hereunder (for the purposes of this Section 4.14(a), the “Response Date”); or

(2)	notify the Canadian Borrower of the Sustainability Structuring Agent’s disapproval of the SPT Metric Adjustment Proposal, in which case Canadian Borrower and the Sustainability Structuring Agent shall use reasonable endeavours to agree to revisions to the SPT Metric Adjustment Proposal and, if such revisions are agreed within five (5) Business Days of the delivery of the SPT Metric Adjustment Proposal, the Sustainability Structuring Agent shall deliver the revised SPT Metric Adjustment Proposal to the Lenders, requesting the approval of the Majority Lenders of SPT Metric Adjustment Proposal by no later than the Response Date,

(II)	each Lender may accept or reject an SPT Metric Adjustment Proposal in its discretion, acting reasonably, and any Lender that does not approve an SPT Metric Adjustment Proposal by the Response Date will be deemed to have rejected that SPT Metric Adjustment Proposal. If the Majority Lenders:

(1)	approve an SPT Metric Adjustment Proposal in accordance with subparagraph (I) above, the Sustainability Structuring Agent will promptly notify Canadian Borrower and: (x) the SPT Metric Effective Date will occur on the Response Date; (y) the parties agree to make such amendments to this Agreement (including any amendments to, or replacement of, Schedule “M”) as are contemplated by the SPT Metric Adjustment Proposal (and this Agreement shall be deemed to be amended as such upon approval by the Majority Lenders); and (z) paragraphs (b) to (g) of this Section 4.14 (and the other provisions of this Agreement the effectiveness of which is conditional on the occurrence of the SPT Metric Effective Date) will apply;

(2)	do not approve an SPT Metric Adjustment Proposal in accordance with paragraph (A) above by the Response Date, the SPT Metric Effective Date will not occur.

(III)	if the Majority Lenders do not approve an SPT Metric Adjustment Proposal in accordance with paragraph (A) above by the Response Date, the Canadian Borrower shall be afforded one (1) opportunity to submit a revised SPT Metric Adjustment Proposal within five (5) Business Days of the Response Date and the provisions of (B)(I) and (B)(II) above shall apply to such proposal (subject to a revised Response Date of five (5) Business Days following the Response Date).
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(b)	Subject to Section 4.14(a), the Applicable Margin will be increased or decreased (if applicable) by the Applicable Sustainability Margin Adjustment as in effect from time to time. For the purposes of the foregoing, commencing with the Sustainability Certificate to be delivered for the Fiscal Year ending December 31, 2022:

(i)	the Applicable Sustainability Margin Adjustment shall be effective on the earlier of the third Business Day following receipt by the Administration Agent of a Sustainability Certificate delivered in accordance with Section 8.2(h)(iv) or, if the Borrower does not deliver a Sustainability Certificate as contemplated by Section 8.2(h)(iv), the third Business Day following the last day on which the Sustainability Certificate was required to be delivered (such day, the “Sustainability Margin Adjustment Date”);

(ii)	the Applicable Sustainability Margin Adjustment shall be based upon the SPT Metrics set forth in the Sustainability Certificate and the Applicable Sustainability Margin Adjustment calculations therein; and

(iii)	each change in the Applicable Margin resulting from a Sustainability Certificate shall be effective during the period commencing on, and including, the applicable Sustainability Margin Adjustment Date and ending on the date immediately preceding the next such Sustainability Margin Adjustment Date.

(c)	If, for any reason (subject to the below), the Canadian Borrower fails to deliver a Sustainability Certificate as contemplated by Section 8.2(h)(iv), the Applicable Sustainability Margin Adjustment shall be calculated based on:

(i)	SPT Metric Level III for the GHG Emission Intensity SPT Metric for the Fiscal Year ending on December 31, 2022; and

(ii)	SPT Metric Level V for the GHG Emission Intensity SPT Metric for the Fiscal Years ending on December 31, 2023 through December 31, 2026;

(iii)	SPT Metric Level III for the Percentage of Women in Management Roles SPT Metric; and

(iv)	SPT Metric Level III for the Percentage of WELL Certified Properties SPT Metric,

until the delivery of such Sustainability Certificate; provided that if the Canadian Borrower determines, in good faith, that it is not possible to calculate a SPT Metric for any Fiscal Year for whatever reason (the “Unused SPT Metric”), the Canadian Borrower and the Sustainability Structuring Agent will negotiate to agree on the selection of an alternative measure that is customarily applied by persons carrying out similar businesses or being subject to similar incentives in lieu of the Unused SPT Metric (the “Alternative SPT Metric”) and after twenty (20) Business Days from the day on which the Canadian Borrower was originally due to deliver a Sustainability Certificate in accordance with 8.2(h)(iv) (or such longer period as may be agreed to by the Administration Agent):

(x)	if the Canadian Borrower and the Sustainability Structuring Agent agree on the selection of an Alternative SPT Metric and such Alternative SPT Metric is approved by the Majority Lenders (with each Lender acting reasonably in considering such approval), the Applicable Sustainability Margin Adjustment shall be calculated based on the Alternative SPT Metric and the SPT Metrics, excluding the Unused SPT Metric;
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(y)	if the Canadian Borrower and the Sustainability Structuring Agent do not agree on the selection of an Alternative SPT Metric or such Alternative SPT Metric is not approved by the Majority Lenders (with each Lender acting reasonably in considering such approval), the Applicable Sustainability Margin Adjustment shall be calculated based on the SPT Metrics, excluding the Unused SPT Metric; and

(z)	the Canadian Borrower shall deliver a Sustainability Certificate containing the Applicable Sustainability Margin Adjustment calculated on the basis of either (x) or (y) above.

(d)	If (i) the Canadian Borrower or the Administration Agent becomes aware of any material inaccuracy in the Applicable Sustainability Margin Adjustment or the SPT Metrics as reported on the applicable Sustainability Certificate, or (ii) the Canadian Borrower and the Administration Agent agree that the Applicable Sustainability Margin Adjustment or SPT Metrics as calculated by the Canadian Borrower at the time of delivery of the relevant Sustainability Certificate was inaccurate and, in each case, (x) a proper calculation of the Applicable Sustainability Margin Adjustment or the SPT Metrics would have resulted in an increase in the Applicable Margin for such period, the Canadian Borrower shall immediately and retroactively be obligated to pay to the Administration Agent, for the account of the Lenders, an amount equal to the excess of the amount of interest and fees that should have been paid for such period over the amount of interest and fees actually paid for such period, or (y) a proper calculation of the Applicable Sustainability Margin Adjustment or the SPT Metrics would have resulted in a decrease in the Applicable Margin for such period, the Canadian Borrower shall receive a credit against subsequent interest payable on Loans or fees payable pursuant to this Agreement, as the case may be, in an amount equal to the excess of the amount of interest and fees actually paid for such period over the amount of interest and fees that should have been paid for such period.

(e)	Within sixty (60) Business Days of the SBTi’s notice to the Canadian Borrower confirming its validation of the Science-based Target, the Canadian Borrower shall notify the Sustainability Structuring Agent in writing (an “SBTi Validation Notice”).

(i)	If the SBTi-Approved Targets constitute a material increase or decrease from the GHG Emission Intensity SPT Metric, the Canadian Borrower and the Sustainability Structuring Agent may amend this Agreement (such amendment, the “SBT Amendment”) solely for the purpose of updating the GHG Emission Intensity SPT Metrics into this Agreement, and any such amendment shall become effective at 5:00 p.m. on the fifth Business Day after the Administration Agent shall have posted such proposed amendment to all Lenders and the Canadian Borrower unless, prior to such time, Lenders comprising the Majority Lenders have delivered to the Administration Agent (who shall promptly notify the Canadian Borrower) written notice that such Majority Lenders object to such SBT Amendment (with each Lender acting reasonably in considering such request). In the event that Majority Lenders deliver a written notice objecting to any such SBT Amendment, the Applicable Sustainability Margin Adjustment based on the SPT Metrics set herein shall continue to apply.

(ii)	Until the delivery of such SBTi Validation Notice; the Applicable Sustainability Margin Adjustment shall continue to be based on the SPT Metrics set out herein.
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(f)	The Canadian Borrower shall provide prompt written notice to the Sustainability Structuring Agent of the occurrence of any of the following events (each such event, a “Recalculation Event”):

(i)	in the event of any Acquisition, disposition, merger or similar transaction or series of related transactions consummated by the Canadian Borrower or any of its Subsidiaries where as a result of the consummation of the applicable transaction or series of transactions, (i) the aggregate amount of Scope 1 Emissions and Scope 2 Emissions in connection with the applicable transaction or series of transactions, would reasonably be expected to increase or decrease the Scope 1 Emissions and Scope 2 Emissions immediately prior to the consummation of such transaction by at least 5.00% (such calculations to be determined in good faith by Canadian Borrower), (ii) the aggregate number of Management Roles in connection with the applicable transaction or series of transactions, would reasonably be expected to increase or decrease the Management Roles immediately prior to the consummation of such transaction by at least 5.00% (such calculations to be determined in good faith by Canadian Borrower), or (iii) the aggregate amount of Sustainability Eligible Locations in connection with the applicable transaction or series of transactions, would reasonably be expected to increase or decrease the Sustainability Eligible Locations immediately prior to the consummation of such transaction by at least 5.00% (such calculations to be determined in good faith by Canadian Borrower); or

(ii)	a material update to the WELL Health Safety Rating methodology that impacts the Canadian Borrower’s ability to obtain or maintain certifications,

and in each such Recalculation Event, if (A) the Canadian Borrower and the Sustainability Structuring Agent (with the consent of the Majority Lenders) agree on the selection of an Alternative SPT Metric, then the Applicable Sustainability Margin Adjustment shall be calculated based on such Alternative SPT Metric and the unaffected SPT Metric(s); or (B) the Canadian Borrower and the Sustainability Structuring Agent do not agree on the selection of any such Alternative SPT Metric or the Majority Lenders do not consent to the Alternative SPT Metric, then the Applicable Sustainability Margin Adjustment shall be calculated based on the SPT Metrics (including any Alternative SPT Metric agreed in paragraph (a) above), excluding the SPT Metric upon which no agreement for an Alternative SPT Metric was reached.

(g)	It is understood and agreed by the parties hereto that the Agents, including for avoidance of doubt the Sustainability Structuring Agent, make no assurances as to (i) whether this Agreement meets any criteria or expectations of any Borrower or any Lender with regard to environmental impact and sustainability performance, or (ii) whether the characteristics of the relevant sustainability performance targets and/or key performance indicators included in the Agreement, including any environmental and sustainability criteria or any computation methodology with respect thereto, meet any industry standards for sustainability-linked credit facilities. It is further understood and agreed that neither the Agents, including for avoidance of doubt the Sustainability Structuring Agent, shall have any responsibility for (or liability in respect of) reviewing, auditing or otherwise evaluating any calculation by the Canadian Borrower of (x) the relevant sustainability performance targets and/or key performance indicators or (y) any Applicable Sustainability Margin Adjustment (or any of the data or computations that are part of or related to any such calculation) set forth in any Sustainability Certificate (and the Agents may rely conclusively on any such certificate, without further inquiry, when implementing any such pricing adjustment). BMO Capital Markets, in its capacity as Sustainability Structuring Agent, shall have the same immunities, indemnities and exclusions from liability as are prescribed in favour of the Agents and Lenders in this Agreement, which shall apply mutatis mutandis.

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Article 5
– CONDITIONS PRECEDENT

5.1	Conditions Precedent to Effectiveness of this Agreement

The Lenders’ and Issuing Banks’ agreement to the effectiveness of this Agreement is subject to and conditional upon the satisfaction of each of the following conditions:

(a)	there shall exist no Default or Event of Default; and

(b)	the representations and warranties set out in Section 8.1 would, if made on the Effective Date, be true and accurate in all material respects;

(c)	the Administration Agent shall have received this Agreement duly executed by the Borrowers, the Guarantors, the Lenders, the Administration Agent, the Canadian Agent, the U.S. Agent, the European Agent and the Australian Agent;

(d)	the following shall have been delivered to the Administration Agent, in each case, in form and substance satisfactory to the Administration Agent and Lenders’ Counsel and in the case of clause (iii) of this paragraph (d), in form and substance satisfactory to the U.S. Lender, UK Lender, Colliers EMEA Lender or Australian Lender referred to therein:

(i)	certified copies of the articles and certificate of incorporation or constitution, including any amendments thereto or certificate on change of name, of each of the Borrowers and the Guarantors, their respective borrowing by laws, if any, any applicable shareholders agreements (but only to the extent there have been any changes to such items since last delivered in connection with the First Amended and Restated Credit Agreement) and resolutions of their respective boards of directors or certificate of an officer or director, as applicable, authorizing the execution, delivery and performance of this Agreement and the Continuing Guarantees by them respectively;

(ii)	the certificate (without personal liability) of the president, the chief financial officer or treasurer or officer or director, as applicable, of each of the Borrowers and the Guarantors confirming, in all material respects, the veracity of the representations and warranties set out in Section 8.1, substantially as set out in Schedule “G” supplemented by all such certificates as Lenders’ Counsel may require;

(iii)	promissory note(s) requested by a U.S. Lender, UK Lender, Colliers EMEA Lender, or Australian Lender; and

(iv)	incumbency certificates setting forth the signatures and titles of Authorized Signatories for each Borrower, certifying their authority to sign this Agreement and any documents contemplated hereby or provided in connection herewith.

(e)	the Administration Agent shall have received the opinions in form and substance satisfactory to the Administration Agent, the Lenders and the Lenders’ Counsel of each of Borrowers’ and Guarantors’ Canadian Counsel, Borrowers’ and Guarantors’ U.S. Counsel, Borrowers’ and Guarantors’ Australian Counsel and other local counsel in Reliable Jurisdictions where Continuing Guarantees are being delivered each addressed to the Administration Agent, the Canadian Agent, the U.S. Agent, the European Agent, the Australian Agent, the Lenders and Lenders’ Counsel;

(f)	the Administration Agent shall have received all the Continuing Guarantees or confirmation of such Continuing Guarantees, as applicable;

(g)	since December 31, 2021, there shall not have occurred any event, act or thing which would have a material adverse effect on the business, operations or properties of the Borrowers or any Subsidiary or the rights of the Lenders or on the ability of any Borrower or any Guarantor to perform all its obligations under this Agreement or any Continuing Guarantee;
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(h)	the Canadian Agent and/or Administration Agent shall have received an Officer’s Certificate of the Canadian Borrower (in form and substance satisfactory to the Canadian Agent and/or Administration Agent) certifying, inter alia, the insurance policies of the Borrowers and the Subsidiaries and the terms and extent of coverage thereunder;

(i)	the Lenders shall have received a list disclosing all of the Canadian Borrower’s Subsidiaries in existence on the initial Acceptance Date or Drawdown Date or date of issuance of a Letter of Credit;

(j)	the Lenders shall have received the financial information reasonably requested by the Lenders from the Canadian Borrower; and

(k)	the Administration Agent, the Canadian Agent, the U.S. Agent, the European Agent, the Australian Agent, the Lenders and Lenders’ Counsel shall have received (i) all documents deliverable pursuant to the closing checklist prepared by Lenders’ Counsel, and (ii) payment of all fees or other amounts then due and payable to them in connection with this Agreement unless arrangements, satisfactory to the Administration Agent, are made to pay such amounts post-closing.

5.2	Conditions Precedent to Subsequent Borrowings

The Lenders’ and Issuing Banks’ obligations to continue to make available any Borrowings under the Facilities on any Drawdown Date or Acceptance Date or date of issuance, extension or increase of a Letter of Credit is subject to and conditional upon the satisfaction of each of the following conditions:

(a)	on each Drawdown Date, Acceptance Date or date of issuance of a Letter of Credit:

(i)	the Canadian Agent and the U.S. Agent, as the case may be, shall have received a notice of the requested Borrowing or Conversion in accordance with Section 2.2 or 2.3, as applicable, and with respect to Letters of Credit, the Issuing Bank shall have received an application therefor and any other documents it may require, all in form and substance satisfactory to such Issuing Bank;

(ii)	there shall exist no Default or Event of Default and no Default or Event of Default will occur as a consequence of such issuance, extension or increase; and

(iii)	the representations and warranties set out in Section 8.1 would, if made on such date, be true and accurate in all material respects on each such Drawdown Date or Acceptance Date or date of issuance of a Letter of Credit.

5.3	Conditions Precedent to Borrowings to Make Acquisitions

The Lenders’ obligations to make available any Borrowings for acquisitions (other than increases in the interest in a Subsidiary already owned directly or indirectly by a Borrower and other than acquisitions of Unrestricted Entities) on any Drawdown Date or Acceptance Date are subject to and conditional upon the satisfaction of each of the following conditions (in addition to the conditions set out in Section 5.1):

(a)	at least five (5) Business Days prior to such Drawdown Date or Acceptance Date, the Administration Agent shall have received a certificate (which certificate shall only be required to be delivered for acquisitions having a purchase price or cost that is equal to or greater than U.S.$30,000,000; provided, however, that the conditions set forth in subsections 5.3(a)(i) - (iii) below (whether or not required to be reported hereby) shall be met in all circumstances) from the Canadian Borrower’s chief executive officer, chief financial officer or treasurer, substantially as in Schedule “J”, to the following effect:
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(i)	the proposed Borrowing shall be made by a Borrower and the Borrowing shall be used to assist such Borrower in financing the acquisition of an Eligible Business;

(ii)	in the opinion of the Canadian Borrower or, where the Canadian Borrower has identified the existence of potentially Hazardous Materials, a third party environmental consultant engaged by the Canadian Borrower of experience and reputation reasonably satisfactory to such Agent certifying that such Eligible Business has been and can continue to be conducted in compliance with any applicable Environmental Laws and that no material adverse change in the earnings of the applicable Acquisition Entity or the Canadian Borrower shall result therefrom;

(iii)	that no Event of Default or event which with notice or the passage of time or both will become an Event of Default or will occur as a consequence of such acquisition; and

(b)	in the event that Total Debt to Consolidated EBITDA is at 3.25:1 or higher, determined on a pro forma basis after giving effect to the proposed acquisition, the Borrowers will have received the consent of the Majority Lenders.

Article 6
– PREPAYMENT, CANCELLATION,
REALLOCATION, MANDATORY APPLICATION OF CASH PROCEEDS

6.1	Prepayment and Cancellation

(a)	The Borrowers may at any time prepay (including the pledging and depositing of cash collateral required hereunder, as applicable), in whole or in part, Borrowings outstanding under the Facilities and thereby reduce or cancel, as the case may be, corresponding Commitments by the amount of such prepayment upon giving the Canadian Agent, the U.S. Agent, the European Agent and/or the Australian Agent, as the case may be, and to the Administration Agent in all cases, at least three (3) Business Days’ prior written notice, in the case of the Canadian Facilities and the U.S. Facilities, in minimum amounts of U.S.$10,000,000 and multiples of U.S.$1,000,000 thereafter, in the case of the UK Revolving Facility, the Colliers EMEA Revolving Facility and the Australian Facilities, in minimum amounts of U.S.$5,000,000 and multiples of U.S.$1,000,000 thereafter. Any such prepayment of Borrowings outstanding under the Facilities shall be applied against reductions of Commitments and related repayment instalments required to be made under Section 3.17 or 3.18 in inverse order of maturity.

For greater certainty repayments made under a Revolving Facility or a Swingline Facility pursuant to Section 2.2 do not constitute prepayments under this Section 6.1.

(b)	The Borrowers may, at any time, reduce or cancel any unused portion of the Commitments, provided that to the extent any such reduction shall cause any Borrowings outstanding to exceed the Commitments so reduced or cancelled such Borrowers shall prepay any such excess in accordance with paragraph (a) above.
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(c)	Any prepayment and reduction or cancellation relating to Bankers’ Acceptances, SOFR Loans, SONIA Loans, Euribor Loans or Australian Bank Bill Rate Loans shall be made subject to the Borrowers’ obligations under Section 7.4 and 7.5(c).

(d)	Any such prepayment and reduction shall reduce the Commitments of the Lenders pro rata according to their respective Participations.

(e)	At no time may a Borrower cancel all the Canadian Revolving Facility Commitments if other Commitments are outstanding and have not been cancelled.

6.2	Notice

Each notice of prepayment and reduction or cancellation given pursuant to this Article shall be in the form of Schedule “B”, shall be irrevocable and shall specify the date upon which such prepayment and reduction or cancellation is to be made. A Borrower may not thereafter give a notice of prepayment and reduction or cancellation of such part of the Facilities for a date other than the date so specified in any previous such notice.

6.3	Status of Lender

If, at any time:

(a)	the Commitment of any Lender is, in accordance with the terms of this Agreement, permanently reduced to zero;

(b)	all indebtedness owed to such Lender by the Borrowers hereunder or in connection herewith has been finally and indefeasibly satisfied in full; and

(c)	such Lender is under no further actual or contingent obligation hereunder;

then such Lender shall cease to be a party hereto and a Lender for the purposes hereof; provided however that all indemnities and provisions of this Agreement for the benefit of such Lender shall survive termination for the benefit of such Lender.

6.4	Fees

Upon cancellation of the Facilities in accordance with this Article 6, all accrued and unpaid fees for the Facilities as provided shall be paid in full on and to such cancellation date.

6.5	Mandatory Application of Cash Proceeds

Each Borrower shall apply 100% of the net cash proceeds which are derived from the sale or disposition of assets by it or any of its Subsidiaries (other than Unrestricted Entities), other than in the ordinary course of business, towards repayment of the Principal Amount of Borrowings outstanding from time to time under the Facilities, except to the extent (a) that such net proceeds are reinvested within 12 months of receipt thereof (unless such time period is extended with the prior written consent of the Majority Lenders), in the businesses of the Borrowers and their Subsidiaries or (b) that such net proceeds are less than U.S.$20,000,000 in the aggregate during the term of this Agreement. Any such prepayment shall constitute a permanent reduction of availability under the Facilities. In the event that all or any part of such net proceeds are in excess of the amount required to prepay the outstanding indebtedness under the Facilities at such time, (the “Excess Proceeds”) the availability under the Facilities shall be permanently reduced by the amount of such prepayment plus by the amount of the Excess Proceeds.

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6.6	Reallocation

The Canadian Borrower may, no more than four (4) times per annum and with 30 days prior written notice, require that the Administration Agent reallocate, amongst the U.S. Lenders, Canadian Lenders, UK Lenders and the Colliers EMEA Lenders, the Total Canadian Commitments, the Total U.S. Commitments, the Total UK Commitments and the Total Colliers EMEA Commitments as directed by the Canadian Borrower, provided, however, that any such reallocation shall not result in the aggregate of the Total UK Commitments and the Total Colliers EMEA Commitments exceeding $600,000,000 at any time. Application of such request shall be subject to there being no outstanding Advances under each Facility in excess of the modified Commitment for such Facility. Any increase in one Facility must have a corresponding decrease in other Facilities. Following an increase in a Facility and a corresponding reduction in another, the Administration Agent shall make such changes as are necessary to the applicable Schedules “I” hereto to reflect such changes to the Commitments. Notwithstanding the foregoing, should there be an increase in a Facility, the Borrowers shall attempt to ensure that the effective date of any such increase shall be the maturity date of all SOFR Interest Periods, SONIA Interest Periods or Euribor Interest Periods, as applicable, and Bankers’ Acceptances, as applicable.

If the effective date for such increase is not on a maturity date of all such SOFR Interest Periods, SONIA Interest Periods or Euribor Interest Periods, as applicable, or Bankers’ Acceptances, the Borrowers agree that the Agent and the Lenders shall be entitled to terminate any outstanding SOFR Loans, SONIA Loans, Euribor Loans or Bankers’ Acceptances necessary to ensure that Lenders will have Advances outstanding in respect of the Facilities, as applicable, based on their Participation. Each Borrower agrees that it shall be bound by the indemnification provisions of Section 7.4 with respect to all breakage costs incurred by an Agent or any Lender with respect to the termination of any existing SOFR Loans, SONIA Loans, Euribor Loans or Bankers’ Acceptances for such purposes.

Article 7
– SPECIAL SOFR, SONIA, EURIBOR, AUSTRALIAN BANK BILL RATE
AND INCREASED COST PROVISIONS

7.1	Benchmark Replacement Setting

(a)	Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to any setting of the then-current Benchmark, then such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders and the Borrower without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders.

(b)	Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(c)	Notices; Standards for Decisions and Determinations. The Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Agent will promptly notify the Borrower of the removal or reinstatement of any tenor of a Benchmark pursuant to Section 7.1(d). Any determination, decision or election that may be made by the Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 7.1, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 7.1.
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(d)	Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent in its discretion, acting reasonably, or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(e)	Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any request for an advance of the applicable Loans, Conversion to or continuation of the applicable Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Borrowing of or Conversion to U.S. Base Rate Loans. During any Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of U.S. Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of U.S. Base Rate.

(f)	If the Canadian Agent (on instruction from any Lender) determines in good faith, which determination will be final, conclusive and binding upon the Borrowers, and so notifies the Canadian Borrower, that there does not exist at the applicable time a normal market in Canada for the purchase and sale of Bankers Acceptances, any right of the Canadian Borrower to require the Lenders to purchase Bankers’ Acceptances and Discount Notes under this Agreement will be suspended until the Canadian Agent determines that such market does exist and gives notice thereof to the Canadian Borrower and any Drawdown Notice or Conversion Notice requesting Bankers’ Acceptances will be deemed to be a Drawdown Notice or Conversion Notice requesting a Canadian Prime Rate Loan in a similar aggregate principal amount.

(g)	Australian Provisions.

(i)	Australian Bank Bill Rate. If the Australian Agent (on instruction from any Lender) determines in good faith, which determination will be final, conclusive and binding upon the Borrowers, and so notifies the Canadian Borrower and the Australian Borrower, that there does not exist at the applicable time a normal market in which deposits are not being offered to Persons in Australia with respect to the Australian Bank Bill Rate and adequate and reasonable means do not exist for determining the Australian Bank Bill Rate, any right of the Australian Borrower to require the Lenders to purchase Australian Bank Bill Rate Loans under this Agreement will be suspended until the Australian Agent determines that such market does exist and gives notice thereof to the Australian Borrower and any Drawdown Notice or Conversion notice requesting Australian Bank Bill Rate Loans will be deemed to be a Drawdown Notice or Conversion Notice requesting an Australian Base Rate Loan in a similar aggregate principal amount.
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(ii)	Unavailability of AUD Screen Rate. If no AUD Screen Rate is available for the Australian Bank Bill Rate for the Australian Bank Bill Rate Interest Period of an Australian Bank Bill Rate Loan, the applicable Australian Bank Bill Rate shall be the Interpolated Screen Rate for a period equal in length to the Australian Bank Bill Rate Interest Period of the Australian Bank Bill Rate Loan, except where the Australian Bank Bill Rate Loan is in Australian dollars and the Australian Bank Bill Rate Interest Period is less than the shortest period published for the Australian Bank Bill Rate, in which case it will be the Australian Bank Bill Rate for the shortest period published for the Australian Bank Bill Rate.

(iii)	Reference Bank Rate. If no AUD Screen Rate is available for the Australian Bank Bill Rate for the Australian Bank Bill Rate Interest Period of an Australian Bank Bill Rate Loan and it is not possible to calculate the Interpolated Screen Rate or other rate under Section 7.1(g)(ii) above, the applicable Australian Bank Bill Rate shall be the Reference Bank Rate as of 11:00am Sydney time for the currency of that Australian Bank Bill Rate Loan and for a period equal in length to the Australian Bank Bill Rate Interest Period of that Australian Bank Bill Rate Loan.

(iv)	Cost of Funds. If Section 7.1(g)(ii) above applies but no Reference Bank is available for the relevant currency or Australian Bank Bill Rate Interest Period, the Australian Bank Bill Rate for that Australian Bank Bill Rate Loan will be the rate of interest notified to the Australian Agent by the Australian Lender to be that which expresses as a percentage rate per annum the cost to the Australian Lender of funding its participation in that Australian Bank Bill Rate Loan from whatever source it may reasonably select. That rate is to be notified as soon as practicable and in any event within 10 Business Days of the first day of that Australian Bank Bill Rate Interest Period. If this paragraph 7.1(g)(iv) applies, the Australian Agent and the Australian Borrower shall enter into negotiations (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest. Any alternative basis agreed pursuant to the foregoing sentence shall be binding on all parties.

(v)	Definitions. As used in this Section 7.1(g), the following terms have the following meanings:

(A)	"Interpolated Screen Rate" means, in relation to any Australian Bank Bill Rate Loan, the rate (rounded to the same number of decimal places as the two relevant AUD Screen Rates) which results from interpolating on a linear basis between:

(i)	the applicable AUD Screen Rate for the longest period (for which that AUD Screen Rate is available) which is less than the Australian Bank Bill Rate Interest Period of that Australian Bank Bill Rate Loan; and

(ii)	the applicable AUD Screen Rate for the shortest period (for which that AUD Screen Rate is available) which exceeds the Australian Bank Bill Rate Interest Period of that Australian Bank Bill Rate Loan,

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each as of 11:00am (Sydney, Australia time) for the currency of that Australian Bank Bill Rate Loan.

(B)	"Prime Bank" means a bank determined by ASX Benchmarks Pty Limited (or any other person which takes over the administration of the AUD Screen Rate) as being a Prime Bank or an acceptor or issuer of bills of exchange or negotiable certificates of deposit for the purposes of calculating the AUD Screen Rate. If ASX Benchmarks Pty Limited or such other person ceases to make such determination, the Prime Banks shall be the Prime Banks last so appointed.

(C)	“Reference Bank Rate” means the sum of:

(1)	the following rates:

1)	the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Australian Agent at its request by the Reference Banks as the mid discount rate (expressed as a yield percent to maturity) observed by the relevant Reference Bank for marketable parcels of Australian dollar denominated bank accepted bills and negotiable certificates of deposit accepted or issued by Prime Banks, and which mature on the last day of the relevant period; or

2)	(if there is no observable market rate for marketable parcels of Prime Bank Australian dollar securities referred to in paragraph (A) above), the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Australian Agent at its request by the Reference Banks as the rate at which the relevant Reference Bank could borrow funds in Australian dollars in the Australian interbank market for the relevant period were it to do so by asking for and then accepting interbank offers for deposits in reasonable market sizes and for that period; and

(2)	0.05 per cent per annum.

(D)	“Reference Banks” means the principal office in Sydney of HSBC Bank Australia or such other entities as may be appointed by the Australian Agent in consultation with the Australian Borrower.

7.2	Increased Cost

If the introduction of, or any change in, Applicable Law, regulation, treaty or official directive or regulatory requirement now or hereafter in effect (whether or not having the force of law) or in the interpretation or application thereof by any court or by any judicial or Governmental Authority charged with the interpretation or administration thereof, or if compliance by a Lender with any request from any central bank or other fiscal, monetary or other regulatory authority (other than a change in the relative credit rating or borrowing ability of a Lender) (whether or not having the force of law):

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(a)	subjects any Lender to any Tax, or changes the basis of taxation of payments due to such Lender or increases any existing Tax, on payments of principal, interest or other amounts payable by a Borrower to such Lender under this Agreement (in each case, except for Taxes on the net income or capital of such Lender or where such Tax relates to a FATCA Deduction required to be made by a Party), or

(b)	imposes on any Lender any other condition with respect to this Agreement (except for Taxes on the net income or capital of such Lender or where such Tax relates to a FATCA Deduction required to be made by a Party), and the result of Sections 7.2(a) or 7.2(b) is to increase the cost to any Lender or to reduce the income receivable by such Lender in respect of an Advance by any amount, the applicable Borrower shall pay to the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, for the account of any such Lender, that amount which compensates such Lender for such additional cost or reduction in income (“Additional Compensation”) arising and calculated as and from a date which shall not be earlier than the 30th day preceding the date the applicable Borrower receives the notice referred to in the following sentence. Upon any Lender having determined that it is entitled to Additional Compensation, it shall promptly notify the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, and such Agent shall promptly notify the applicable Borrower. A certificate by any manager of such Lender setting forth the amount of the Additional Compensation and the basis for it shall be submitted by such Lender to such Agent and forwarded by such Agent, to the applicable Borrower and, absent manifest error, shall be prima facie evidence of the amount of the Additional Compensation and the applicable Agent shall debit, from the applicable Borrower’s accounts, the amount stipulated as Additional Compensation in such certificate in accordance with Section 10.8.

As regards SOFR Loans, SONIA Loans or Euribor Loans to Canadian Borrower, CMN and U.S. Borrower and Australian Bank Bill Rate Loans only, if an Agent notifies a Borrower pursuant to this Section 7.2, such Borrower shall have the right, upon written irrevocable notice to that effect delivered to such Agent at least ten (10) Business Days prior to the end of such SOFR Interest Period, SONIA Interest Period or Euribor Interest Period, as applicable, or Australian Bank Bill Rate Interest Period, as applicable, to repay or convert such Lender’s Participation in any such SOFR Loan, SONIA Loan or Euribor Loan, as applicable, or Australian Bank Bill Rate Loan in full, together with payment of accrued interest and the Additional Compensation to the date of payment, to (a) in the case of the U.S.$, to U.S. Base Rate Loans or U.S. Prime Rate Loans, as the case may be, or (b) in the case of Australian Dollars, to Australian Base Rate Loans.

7.3	Illegality

If the introduction of or change to any present or future Applicable Law, or any change in the interpretation or application thereof by any Governmental Authority, shall make it unlawful for any Lender to make or maintain any Loan or to give effect to its obligations in respect of such Loan as contemplated hereby, such Lender may, by notice to the Borrowers and to the Agents, declare that its obligations hereunder in respect of such Loan shall be terminated, and thereupon the applicable Borrower shall prepay to the applicable Agent on behalf of such Lender within the time required by such Applicable Law (or at the end of such longer period as such Lender in its discretion has agreed) all of the Obligations in respect of such Loan including all amounts payable in connection with such prepayment pursuant to Section 7.4. If there are any types of Loans hereunder that are not so affected, the applicable Borrower may convert the Loans which are affected into one of the types of Loans that are not affected. Any prepayment under this Section 7.3 shall not reduce any Lender’s Commitment.

7.4	Indemnity

If a Borrower fails to borrow, convert or prepay after giving notice to an Agent, or prepays or converts, whether pursuant to Section 6.1, 7.2, 7.3 or 7.5 or otherwise repays pursuant to Section 6.5, a SOFR Loan, a SONIA Loan, a Euribor Loan a Australian Bank Bill Rate Loan or a Banker’s Acceptance on a day other than the last day of a SOFR Interest Period, SONIA Interest Period or Euribor Interest Period, as applicable, or the Australian Bank Bill Rate Interest Period or BA Maturity Date, as applicable, such Borrower shall indemnify the Lenders for any loss, cost or expense (except that in the case of prepayment or conversion pursuant to Section 7.3, such loss, cost or expense shall be restricted to actual costs incurred by the Lenders) incurred in maintaining or redeploying deposits obtained by the Lenders to fund such SOFR Loan, SONIA Loan, Euribor Loan, Australian Bank Bill Rate Loan or Banker’s Acceptance. The provisions of Section 11.1(d) shall apply to such indemnification mutatis mutandis.

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7.5	Other Increased Costs or Reductions in Return

(a)	If, with respect to any accommodation of any kind or nature provided by the Lenders under this Agreement, whether by way of Bankers’ Acceptances or otherwise (each accommodation being in this Section 7.5 referred to as an “Accommodation”) and as a result of the introduction of or any change in any law, regulation, rule or order or in its interpretation or administration or by reason of any compliance with any guideline, request or requirement from any fiscal, monetary or other authority (other than a change in the relative credit rating or borrowing ability of a Lender with respect to such Accommodation) (whether or not having the force of law) which it is customary for a bank or other lending institutions to comply with in respect of all its loans or facilities of similar type in Canada, the U.S., the UK, the Netherlands or Australia, as the case may be, in relation to Facilities made available to the Borrowers:

(i)	any Lender incurs a cost (which it would not otherwise have incurred) or becomes liable to make a payment (calculated with reference to the Borrowings outstanding under an Accommodation) with respect to continuing to provide or maintain an Accommodation (other than Taxes imposed on the net income or capital of such Lender);

(ii)	any reserve, special deposit, capital or similar requirement is imposed or increased with respect to an Accommodation increasing the cost thereof to any Lender; or

(iii)	any Lender suffers a reduction in its effective return on the Effective Date, on the transactions contemplated under this Agreement (as determined by such Lender after taking into account any reduction in the rate of return (before Tax) on its overall capital arising as a consequence of compliance with any such guideline, request or requirement as aforesaid);

then the Borrowers shall, subject to the terms and conditions hereof, pay to such Lender such amount (the “Additional Other Compensation”) as will compensate the Lender for and will indemnify the Lender against such increase in costs or reduction of rate of return with respect to the Facilities (arising and calculated as and from a date which shall not be earlier than the 30th day preceding the date a Borrower receives notice from the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, pursuant to Section 7.5(b) below).

(b)	The Lender shall, forthwith, after incurring a cost as set out in Section 7.5(a)(i), suffering an increase in cost as set out in Section 7.5(a)(ii) or suffering a reduction in its effective return as set out in Section 7.5(a)(iii) (each being in this Section referred to as an “Event”) entitling the Lender to the payment of Additional Other Compensation and the Lender determining to claim such Additional Other Compensation, shall give notice to the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, of the Additional Other Compensation claimed with details of the Event giving rise thereto and such Agent shall promptly provide a copy of such notice to the applicable Borrower. Such Lender shall at that time or within 20 days thereafter provide to such Agent a certificate setting out in reasonable detail a compilation of the Additional Other Compensation claimed (and where appropriate the Lender’s reasonable allocation to a Facility of Additional Other Compensation with respect to the aggregate of such similar facilities granted by the Lender affected by such Event) or, if the Lender is then unable to determine the Additional Other Compensation or the method of compilation thereof, an estimate of such Additional Other Compensation and/or the method or the basis on which the Lender estimates the calculation will be made which estimate will be confirmed or adjusted by the aforesaid certificate. Such Agent shall promptly provide a copy of such certificate to the applicable Borrower. The certificate of the Lender with respect to the Additional Other Compensation shall, absent manifest error, constitute prima facie evidence of the amount payable. The Borrower shall, within 60 days of receipt of such notice from the Lender, pay to such Agent, for the account of the Lender, the Additional Other Compensation (or the estimated Additional Other Compensation) claimed but if the Additional Other Compensation claimed and paid is greater or lesser than the Additional Other Compensation as finally determined, the Lender or the Borrower, as the case may be, shall pay to the other the amount required to adjust the payment to the Additional Other Compensation required to be paid. The obligation to pay such Additional Other Compensation for subsequent periods will continue, subject as herein provided, until the earlier of the termination of the Accommodation affected by the Event referred to in the notice given by the Lender to such Agent or the lapse or cessation of the Event giving rise to the Additional Other Compensation.
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(c)	Within 120 days of receipt of the above mentioned notice from such Agent, the Borrower may notify such Agent that it elects to repay or cancel, as the case may be, an Accommodation with respect to which Additional Other Compensation is claimed, or such Lender’s Participation therein, and, if such election to repay or cancel is made, the Borrower shall 45 days after the giving of the notice of election to repay or cancel to such Agent (for distribution to the Lenders or to such Lender, as the case may be) such Accommodation or Participation, as the case may be, pay or cancel the same, together with payment of accrued interest, if any, and the Additional Other Compensation (or the estimated Additional Other Compensation) applicable thereto calculated to the date of such repayment or cancellation. If any such repayment constitutes a prepayment of Bankers’ Acceptances, the Canadian Borrower or CMN, as applicable, shall deposit with the Canadian Agent (for the benefit of the Canadian Lenders involved) an amount equal to the face amount of all Bankers’ Acceptances then outstanding which are to be prepaid (the “Prepaid Bankers’ Acceptances”). The Canadian Agent shall, upon maturity of the Prepaid Bankers’ Acceptances, apply the sum so deposited against payment of the Prepaid Bankers’ Acceptances and remit to the Canadian Borrower or CMN, as applicable, the interest earned on the sum deposited.

(d)	For greater certainty, the costs referred to in Section 7.5(a) which may be included in Additional Other Compensation shall not include costs (i) which have already been factored into the Canadian Prime Rate, the U.S. Base Rate, the U.S. Prime Rate or the Australian Base Rate, as the case may be or (ii) which are attributable to staff time and related administrative costs incurred in the preparation and submission of compliance reports.

7.6	Additional Cost in Respect of Tax; UK and Australian Tax Matters

(a)	Each payment to be made by a Borrower or a Guarantor hereunder or in connection herewith to any other party hereto shall be made free and clear of and without a Tax Deduction (except for Taxes on the net income or capital of a Lender or Taxes resulting from such Lender changing its residency for Tax purposes) unless a Borrower or such Guarantor is required to make such a Tax Deduction payment, in which case such Borrower or such Guarantor in respect of which such Tax Deduction is required to be made shall pay an additional amount to ensure that, after the making of such Tax Deduction, such other party hereto receives and retains (free from any liability in respect of any such Tax Deduction) a net sum equal to the sum which it would have received and so retained had no such Tax Deduction withholding been made or required to be made.
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(b)	If any Lender or any Agent, on behalf of such Lender or on its own behalf, is required by law to make any payment on account of Tax (except for Taxes on the overall net income or capital of such Lender or Agent or Taxes resulting from such Lender or Agent changing its residency for tax purposes or where such Tax relates to a FATCA Deduction required to be made by a Party) on or in relation to any sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) hereunder by such Lender or such Agent, or any liability in respect of any such payment is asserted, imposed, levied or assessed against such Lender or such Agent, the applicable Borrower and the Guarantors, as applicable will, upon demand of such Lender or Agent, promptly indemnify such Lender or Agent (as the case may be) against such payment or liability, together with any interest, penalties and expenses payable or incurred in connection therewith. If a Lender or Agent has paid over on account of Tax (other than Taxes excepted above) an amount paid to such Lender or Agent by a Borrower or a Guarantor pursuant to the foregoing indemnification and the amount so paid over is subsequently refunded to such Lender or Agent, in whole or in part, such Lender shall promptly remit such amount refunded to such Borrower or Guarantor, as the case may be.

(c)	The provisions of this Section 7.6(c) shall apply (and the provisions of Sections 7.6(a) and (b) shall not apply) to any advance under any Loan Document to the Dutch Borrower on the payment of any amount of interest by the Dutch Borrower (the Dutch Borrower being a “Relevant Borrower” for the purposes of this Section (c)) to any Lender.

(i)	Tax Indemnity.

(A)	The Relevant Borrower shall (within ten (10) Business Days of demand by the European Agent) pay to a Lender an amount equal to the loss, liability or cost which that Lender determines will be or has been (directly or indirectly) suffered for or on account of Taxes by that Lender in respect of a Loan Document.

(B)	Clause (i)(A) above shall not apply:

(1)	with respect to any Taxes assessed on a Lender:

1)	under the law of the jurisdiction in which such Lender is incorporated or, if different, the jurisdiction (or jurisdictions) in which such Lender is treated as resident for tax purposes; or

2)	under the law of the jurisdiction in which such Lender’s Lending Office is located in respect of amounts received or receivable in such jurisdiction,

if such Taxes are imposed on or calculated by reference to the net income received or receivable by, or on the capital of, such Lender;

(2)	to the extent a loss, liability or cost is compensated for by an increased payment under Section (c),

(3)	to a FATCA Deduction required to be made by a Party, or

(4)	to a Tax payment required to be made because a Lender or Agent has changed its jurisdiction of residence or its lending office for Tax purposes.
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(C)	A Lender making, or intending to make a claim under Section 7.6(c)(i)(A) above shall promptly notify European Agent of the event which will give, or has given, rise to the claim, following which European Agent shall notify the Borrowers.

(D)	A Lender shall, on receiving a payment from the Relevant Borrowers under this Section 7.6(c), notify European Agent.

(ii)	Tax Credit. If a Relevant Borrower makes a Tax payment pursuant to Section 7.6(c)(i)(A) and the relevant Lender:

(A)	obtains a Tax Credit that is attributable either to an increased payment of which that Tax payment forms part, or to that Tax payment; and

(B)	receives an actual refund of Tax,

the Lender shall promptly following receipt of such Tax Credit pay an amount to the Relevant Borrower which that Lender determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax payment not been required to be made by the Relevant Borrower.

(iii)	Value Added Tax.

(A)	All amounts set out or expressed in a Loan Document to be payable by any party to any Lender which (in whole or in part) constitute the consideration for a supply or supplies for VAT purposes shall be deemed to be exclusive of any VAT which is chargeable on such supply or supplies, and accordingly, subject to clause (B) below, if VAT is or becomes chargeable on any supply made by any Lender to any party under a Loan Document, that party shall pay to the Lender (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of such VAT (and such Lender shall promptly provide an appropriate VAT invoice to such party).

(B)	If VAT is or becomes chargeable on any supply made by any Lender (the “Supplier”) to any other Lender (the “Recipient”) under a Loan Document, and any party other than the Recipient (the “Relevant Party”) is required by the terms of any Loan Document to pay an amount equal to the consideration for such supply to the Supplier (rather than being required to reimburse the Recipient in respect of that consideration),

(1)	(where the Supplier is the person required to account to the relevant tax authority for the VAT), the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of VAT; the Recipient must (where this subsection (B)(1) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and

(2)	(where the Recipient is the person required to account to the relevant tax authority for the VAT), the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply. The Recipient must (where this subsection (B)(2) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply.
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(C)	Where a Loan Document requires any party to reimburse or indemnify a Lender for any cost or expense incurred in connection with such Loan Document, the reimbursement or indemnity (as the case may be) shall be for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such Lender reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

(D)	Any reference in this Section 7.6(c) to any party shall, at any time when such party is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the representative member of such group at such time (the term “representative member” to have the same meaning as in the Dutch Value Added Tax Code).

(E)	In relation to any supply made by a Lender to any party under a Loan Document, if reasonably requested by such Lender, that party must as promptly as reasonably practicable provide such Lender with details of that party’s VAT registration and such other information as is reasonably requested in connection with such Lender’s VAT reporting requirements in relation to such supply.

(F)	Except as otherwise expressly provided in Section 7.6(c), a reference to “determines” or “determined” in connection with tax provisions contained in Section 7.6(c) means a determination made in the absolute discretion of the person making the determination, acting reasonably.

(d)	The provisions of this Section 7.6(d) shall apply (and the provisions of Sections 7.6(a) and (b) shall not apply), to any advance under any Loan Document to Colliers EMEA or the UK Borrower on the payment of any amount of interest by those Persons (each a “Relevant Borrower” for the purposes of this Section 7.6(d)) to any Lender.

(i)	Solely for the purposes of this Section 7.6(d), the following terms shall have the following meanings:

“Qualifying Lender” means:

(a)	a Lender (other than a Lender within clause (b) of the definition of Qualifying Lender) which is beneficially entitled to interest payable to that Lender in respect of an advance under a Loan Document and is:

(i)	a Lender;

(A)	that is a bank (as defined for the purpose of section 879 of the Income Tax Act 2007 (the “ITA”)) making an advance under a Loan Document; or

(B)	in respect of an advance under a Loan Document by a person that was a bank (as defined for the purpose of section 879 of the ITA) at the time that such advance under a Loan Document was made,

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and, in each case, which is within the charge to United Kingdom corporation tax with respect to any payments of interest made in respect of that advance or would be within such charge as respects such payments apart from Section 18A of the Corporation Tax Act 2009 (the “CTA”); or

(ii)	a Lender which is:

(A)	a company resident in the United Kingdom for United Kingdom tax purposes;

(B)	a partnership, each member of which is:

(1)	a company so resident in the United Kingdom; or

(2)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(C)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company; or

(iii)	a Treaty Lender; or

(b)	a Lender which is a building society (as defined for the purposes of section 880 of the ITA) making an advance under a Loan Document.

“Tax Confirmation” means a confirmation by a Lender that the person beneficially entitled to interest payable to that Lender in respect of an advance under a Loan Document is either:

(a)	a company resident in the United Kingdom for United Kingdom tax purposes; or

(b)	a partnership each member of which is:

(i)	a company so resident in the United Kingdom; or

(ii)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or
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(c)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company.

“Tax Payment” means either the increase in a payment made by a Relevant Borrower to a Lender under Section 7.6(d)(ii) or a payment under Section 7.6(d)(iii).

“Treaty State” means a jurisdiction having a double taxation agreement (a “Treaty”) with the United Kingdom which makes provision for full exemption from tax imposed by the United Kingdom on interest.

“UK Non-Bank Lender” means:

(a)	a Lender (which falls within clause (a)(ii) of the definition of Qualifying Lender) which is a party to this Agreement and which has provided a Tax Confirmation to the European Agent; and

(b)	where a Lender becomes a party after the Effective Date, a Transferee which gives a Tax Confirmation in the Transfer Certificate which it executes on becoming a party.

(ii)	Tax Gross-up.

(A)	Each Relevant Borrower shall make all payments to be made by it without any Tax Deduction unless a Tax Deduction is required by law.

(B)	A Relevant Borrower shall, promptly upon becoming aware that it must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the European Agent accordingly. Similarly, a Lender shall promptly notify the European Agent on becoming so aware in respect of a payment payable to that Lender. If the European Agent receives such notification from a Lender it shall notify the Relevant Borrower.

(C)	If a Tax Deduction is required by law to be made by a Relevant Borrower, the amount of the payment due from that Relevant Borrower shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been made by the Relevant Borrower if no Tax Deduction had been required.

(D)	A payment shall not be increased under clause ((C)) above by reason of a Tax Deduction on account of Taxes imposed by the United Kingdom if, on the date on which the payment falls due:

(1)	the payment could have been made to the relevant Lender without a Tax Deduction if the Lender had been a Qualifying Lender, but on that date that Lender is not or has ceased to be a Qualifying Lender other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or application of) any law or Treaty or any published practice or published concession of any relevant taxing authority; or
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(2)	the relevant Lender is a Qualifying Lender solely by virtue of clause (a)(ii) of the definition of Qualifying Lender, and:

1)	an officer of H.M. Revenue & Customs has given (and not revoked) a direction (a “Direction”) under section 931 of the ITA which relates to the payment and that Lender has received from the Relevant Borrower making the payment a certified copy of that Direction; and

2)	the payment could have been made to the Lender without any Tax Deduction if that Direction had not been made; or

(3)	the relevant Lender is a Qualifying Lender solely by virtue of clause (a)(ii) of the definition of Qualifying Lender and:

1)	the relevant Lender has not given a Tax Confirmation to the Relevant Borrower; and

2)	the payment could have been made to the Lender without any Tax Deduction if the Lender had given a Tax Confirmation to the Relevant Borrower, on the basis that the Tax Confirmation would have enabled the Relevant Borrower to have formed a reasonable belief that the payment was an “excepted payment” for the purpose of section 930 of the ITA; or

(4)	the relevant Lender is a Treaty Lender and the Relevant Borrower making the payment is able to demonstrate that the payment could have been made to the Lender without the Tax Deduction had that Lender complied with its obligations under clause (ii)(G), (ii)(K) or (vi)(A) (as applicable) below.

(E)	If a Relevant Borrower is required to make a Tax Deduction, that Relevant Borrower shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(F)	Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Relevant Borrower making that Tax Deduction shall deliver to Agent for the benefit of the Lender entitled to the payment a statement under section 975 of the ITA or other evidence reasonably satisfactory to that Lender that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

(G)	A Treaty Lender and each Relevant Borrower which makes a payment to which that Treaty Lender is entitled shall co-operate in completing any procedural formalities necessary for that Relevant Borrower to obtain authorization to make that payment without a Tax Deduction.

(H)	Nothing in clause (ii)(G) above shall require a Treaty Lender to:

(1)	register under the HMRC DT Treaty Passport scheme;
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(2)	apply the HMRC DT Treaty Passport scheme to any advance if it has so registered; or

(3)	file Treaty forms if it has included an indication to the effect that it wishes the HMRC DT Treaty Passport Scheme to apply to this Agreement in accordance with subsections (ii)(K) or (vi)(A) (HMRC DT Treaty Passport scheme confirmation) and the Relevant Borrower making that payment has not complied with its obligations under subsections (ii)(L) or (vi)(B) (HMRC DT Treaty Passport scheme confirmation).

(I)	A UK Non-Bank Lender which becomes a party on the day on which this Agreement is entered into gives a Tax Confirmation to European Agent by entering into this Agreement.

(J)	A UK Non-Bank Lender shall promptly notify European Agent if there is any change in the position from that set out in the Tax Confirmation.

(K)	A Treaty Lender which becomes a party on the day on which this Agreement is entered into that holds a passport under the HMRC DT Treaty Passport scheme, and which wishes that scheme to apply to this Agreement, shall include an indication to that effect (for the benefit of Agent and without liability to any Relevant Borrower) by notifying Agent of its scheme reference number and its jurisdiction of tax residence.

(L)	Where a Lender notifies Agent as described in clause (ii)(K) above each Relevant Borrower shall file a duly completed form DTTP2 in respect of such Lender with HM Revenue & Customs within 30 days of the date of this Agreement and shall promptly provide the Lender with a copy of that filing.

(M)	If a Lender has not included an indication to the effect that it wishes the HMRC DT Treaty Passport scheme to apply to this Agreement in accordance with clause (ii)(K) above or clause (vi)(A) (HMRC DT Treaty Passport scheme confirmation), no Relevant Borrower shall file any form relating to the HMRC DT Treaty Passport scheme in respect of that Lender’s advance or its participation in any advance.

(iii)	Tax Indemnity.

(A)	The Relevant Borrower shall (within ten (10) Business Days of demand by the European Agent) pay to a Lender an amount equal to the loss, liability or cost which that Lender determines will be or has been (directly or indirectly) suffered for or on account of Taxes by that Lender in respect of a Loan Document.

(B)	Clause (iii)(A) above shall not apply:

(1)	with respect to any Taxes assessed on a Lender:

1)	under the law of the jurisdiction in which such Lender is incorporated or, if different, the jurisdiction (or jurisdictions) in which such Lender is treated as resident for tax purposes; or
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2)	under the law of the jurisdiction in which such Lender’s Lending Office is located in respect of amounts received or receivable in such jurisdiction, if such Taxes are imposed on or calculated by reference to the net income received or receivable by, or on the capital of, (but not any sum deemed to be received or receivable) such Lender; or

(2)	to the extent a loss, liability or cost:

1)	is compensated for by an increased payment under Section 7.6(d)(ii)(C) (Tax Gross-up);

2)	would have been compensated for by an increased payment under Section 7.6(d)(ii)(C) (Tax Gross-up) but was not so compensated solely because one of the exclusions in Section 7.6(d)(ii)(D) (Tax Gross-up) applied;

3)	relates to a FATCA Deduction required to be made by a Party, or

4)	arises or increases a Tax payment required to be made because a Lender or Agent has changed its jurisdiction of residence or its lending office for Tax purposes.

(C)	A Lender making, or intending to make a claim under Section 7.6(d)(iii)(A) above shall promptly notify European Agent of the event which will give, or has given, rise to the claim, following which European Agent shall notify the Borrowers.

(D)	A Lender shall, on receiving a payment from the Relevant Borrowers under this Section 7.6(d)(iii), notify European Agent.

(iv)	Tax Credit. If a Relevant Borrower makes a Tax payment pursuant to Section 7.6(d)(iii)(A) and the relevant Lender:

(A)	obtains a Tax Credit that is attributable either to an increased payment of which that Tax Payment forms part, or to that Tax Payment; and

(B)	receives, utilizes or retains that Tax Credit,

the Lender shall as soon as reasonably practicable following receipt of such Tax Credit pay an amount to the Relevant Borrower which that Lender determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax payment not been required to be made by the Relevant Borrower.

(v)	Lender Status Confirmation. Each New Lender shall indicate, in the Transfer Certificate which it executes on becoming a party, and for the benefit of Agent and without liability to any Relevant Borrower, which of the following categories it falls within:

(A)	not a Qualifying Lender;

(B)	a Qualifying Lender (other than a Treaty Lender); or
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(C)	a Treaty Lender.

If a New Lender fails to indicate its status in accordance with this Section 7.6(d)(v), then such New Lender or Lender (as appropriate) shall be treated for the purposes of this Agreement (including by each Relevant Borrower) as if it is not a Qualifying Lender until such time as it notifies European Agent which category of Qualifying Lender applies (and European Agent, upon receipt of such notification, shall inform the Relevant Borrower) and, if applicable, shall return any indemnification payment made by the Relevant Borrower to such Lender. For the avoidance of doubt, an assignment or transfer shall not be invalidated by any failure of a New Lender to comply with this Section 7.6(d)(v).

(vi)	HMRC DT Treaty Passport Scheme Confirmation.

(A)	A New Lender that is a Treaty Lender that holds a passport under the HMRC DT Treaty Passport scheme, and which wishes that scheme to apply to this Agreement, shall include an indication to that effect (for the benefit of European Agent and without liability to any Relevant Borrower) in the Transfer Certificate which it executes by including its scheme reference number and its jurisdiction of tax residence in that Transfer Certificate.

(B)	Where a Transfer Certificate includes the indication described in clause (vi)(A) above, each Relevant Borrower which is a party as a Borrower as at the date that the relevant Transfer Certificate is executed (the “Transfer Date”) shall file a duly completed form DTTP2 in respect of such Lender with HM Revenue & Customs within 30 days of that Transfer Date and shall promptly provide the Lender with a copy of that filing. The European Agent shall promptly notify each such Borrower that the New Lender has indicated that the scheme will apply and provide it with any other information reasonably necessary to permit such Borrower to make such filing.

(vii)	Stamp Taxes. The Relevant Borrowers shall pay and, within three (3) Business Days of demand, indemnify each Lender against any cost, loss or liability that Lender incurs in relation to all stamp duties, registration or other similar Taxes payable in respect of any Loan Document.

(viii)	Value Added Tax.

(A)	All amounts set out or expressed in a Loan Document to be payable by any party to any Lender which (in whole or in part) constitute the consideration for a supply or supplies for VAT purposes shall be deemed to be exclusive of any VAT which is chargeable on such supply or supplies, and accordingly, subject to clause (B) below, if VAT is or becomes chargeable on any supply made by any Lender to any party under a Loan Document and such Lender is required to account to the relevant Tax Authority for VAT, that party shall pay to the Lender (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of such VAT (and such Lender shall promptly provide an appropriate VAT invoice to such party).

(B)	If VAT is or becomes chargeable on any supply made by any Lender (the “Supplier”) to any other Lender (the “Recipient”) under a Loan Document, and any party other than the Recipient (the “Relevant Party”) is required by the terms of any Loan Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration;
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(1)	(where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of VAT. The Recipient must (where this subsection (B)(1) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and

(2)	(where the Recipient is the person required to account to the relevant tax authority for the VAT), the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply. The Recipient must (where this subsection (B)(2) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply.

(C)	Where a Loan Document requires any party to reimburse or indemnify a Lender for any cost or expense in connection with such Loan Document, the reimbursement or indemnity (as the case may be) shall be for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such Lender reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

(D)	Any reference in this Section 7.6(d)(viii) to any party shall, at any time when such party is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the representative member of such group at such time (the term “representative member” to have the same meaning as in the United Kingdom Value Added Tax Act 1994).

(E)	In relation to any supply made by a Lender to any party under a Loan Document, if reasonably requested by such Lender, that party must as promptly as reasonably practicable provide such Lender with details of that party’s VAT registration and such other information as is reasonably requested in connection with such Lender’s VAT reporting requirements in relation to such supply.

Except as otherwise expressly provided in this Section 7.6(d), a reference to “determines” or “determined” in connection with Tax provisions contained in Section 7.6(d) means a determination made in the absolute discretion of the person making the determination, acting reasonably.

(e)	The provisions of this Section 7.6(e) shall apply (and the provisions of Sections 7.6(a) and (b) shall not apply), to any advance under any Loan Document to any Australian Borrower on the payment of any amount of interest by those Persons (each a “Relevant Borrower” for purposes of this Section 7.6(e)) to any Lender.
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(i)	Definitions. Solely for purposes of this Section 7.6(e), the following terms shall have the following meanings:

“GST” has the meaning given to it in the Australian A New Tax System (Goods and Services) Tax Act 1999 (Cth), as shall any other term used in Section 7.6(e)(ix) which is defined for purposes of that Act.

“Qualifying Lender” means, in relation to a Relevant Borrower, an Australian Lender which:

(A)	derives all interest on and all fees payable in connection with any Loan Document in carrying on business in Australia at or through a “permanent establishment” in Australia for the purposes of the Australian Income Tax Assessment Act 1936 (Cth), other than as a limited partner in a VCLP, ESVCLP or AFOF (as those terms are defined for the purposes of that Act); or

(B)	is a Treaty Lender with respect to taxes imposed in or under the laws of Australia.

“Treaty State” means a jurisdiction having a double taxation agreement (a “Treaty”) with Australia in force in accordance with the Australian International Tax Agreements Act 1953 (Cth), which makes provision for full exemption from tax withheld on interest paid by an Australian resident to a Treaty Lender.

(ii)	Tax Gross-up. Save to the extent required under any Applicable Law, all payments to be made by a Relevant Borrower to any Australian Lender hereunder or under any Loan Document shall be made free and clear of and without deduction or withholding for or on account of Taxes. If a Relevant Borrower is required to deduct or withhold any Taxes, or an amount for or on account of any Taxes from any payment made hereunder or under the Loan Documents to any Australian Lender, such Relevant Borrower (in respect of which such deduction or withholding is required to be made) shall pay an additional amount to ensure that such Australian Lender receives a sum equal to the sum that such Australian Lender would have received if no such deduction or withholding (including deductions or withholdings applicable to any additional amounts paid under this Section 7.6(e)(ii)) had been made; provided, that this Section 7.6(e)(ii) shall not apply to the extent that such deduction or withholding: (A) relates to any withholding tax imposed under FATCA; (B) the payment could have been made to the Relevant Lender without such deduction or withholding if the Relevant Lender had been a Qualifying Lender, but on that date the Relevant Lender is not a Qualifying Lender or has ceased to be a Qualifying Lender other than as a result of any change after the date it became a Relevant Lender under this Agreement in (or in the interpretation, administration, or application of) any law or Treaty or any published practice or published concession of any relevant taxing authority; or (C) would not have arisen if the relevant Australian Lender had complied with its obligations under Section 7.6(e)(v) (Australian Lender’s Status), or Section 7.6(e)(vi) (Double Taxation Relief) or Subdivision 12-E of Schedule 1 to the Australian Taxation Administration Act 1953 (Cth) to the extent the Australian Lender is required to have a TFN or ABN (as defined for purposes of those provisions) under Australian law, as the case may be.

(iii)	Tax Indemnity.

(A)	The Relevant Borrower shall (within ten (10) Business Days of demand by the Australian Agent) pay to a Lender an amount equal to the loss, liability or cost which that Lender determines will be or has been (directly or indirectly) suffered for or on account of Taxes by that Lender in respect of a Loan Document.
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(B)	Clause (iii)(A) above shall not apply:

(1)	with respect to any Taxes assessed on a Lender:

1)	under the law of the jurisdiction in which such Lender is incorporated or, if different, the jurisdiction (or jurisdictions) in which such Lender is treated as resident for tax purposes; or

2)	under the law of the jurisdiction in which such Lender’s Lending Office is located in respect of amounts received or receivable in such jurisdiction,

if such Taxes are imposed on or calculated by reference to the net income received or receivable by, or on the capital of, such Lender; or

(2)	to the extent a loss, liability or cost:

1)	is compensated for by an increased payment under Section 7.6(e)(ii) (Tax Gross-up);

2)	would have been compensated for by an increased payment under Section 7.6(e)(ii) (Tax Gross-up) but was not so compensated solely because one of the exclusions in that Section 7.6(e)(ii) (Tax Gross-up) applied;

3)	to a FATCA Deduction required to be made by a Party; or

4)	to a Tax payment required to be made because a Lender or Agent has changed its jurisdiction of residence or its lending office for Tax purposes.

(C)	A Lender making, or intending to make a claim under Section 7.6(e)(iii)(A) above shall promptly notify Australian Agent of the event which will give, or has given, rise to the claim, following which Australian Agent shall notify the Borrowers.

(D)	A Lender shall, on receiving a payment from the Relevant Borrowers under this Section 7.6(e)(iii), notify Australian Agent.

(iv)	Tax Credit. If a Relevant Borrower makes a Tax payment pursuant to Section 7.6(e)(iii)(A) and the relevant Lender:

(A)	obtains a Tax Credit that is attributable either to an increased payment of which that Tax Payment forms part, or to that Tax Payment; and

(B)	receives, utilizes or retains that Tax Credit,

the Lender shall as soon as reasonably practicable following receipt of such Tax Credit pay an amount to the Relevant Borrower which that Lender determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax payment not been required to be made by the Relevant Borrower.

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(v)	Australian Lender’s Status. Each Australian Lender certifies to the Agent and the Relevant Borrowers (on the date hereof or, in the case of an Australian Lender which becomes a party hereto pursuant to a transfer or assignment, on the date on which the relevant transfer or assignment becomes effective) that it is a Qualifying Lender and each Australian Lender shall promptly notify the Agent if there is any change in its position from that set out above. Upon receipt of any such notification from an Australian Lender, the Agent shall promptly notify the Relevant Borrowers thereof. If any Australian Lender is not or ceases to be a Qualifying Lender or does not comply with or perform the formalities required to be a Qualifying Lender (except by reason of any Change in Tax Law after the date the Australian Lender becomes a party to this agreement) the Relevant Borrower shall not be liable pursuant to this Section 7.6(e) to pay with respect to the Australian Lender any amount greater than the amount which the Relevant Borrower would have been liable to pay pursuant to this Section 7.6(e) with respect to that Australian Lender if that Australian Lender had been, or had not ceased to be on that date, a Qualifying Lender and had complied with or had performed the formalities required to be a Qualifying Lender.

(vi)	Double Taxation Relief. If, and to the extent that, the effect of Section 7.6(e)(ii) (Tax Gross-up) or Section 7.6(e)(iii) (Tax Indemnity) can be mitigated by virtue of the provisions of any applicable double taxation agreement or any applicable tax law (whether by a claim to repayment of any taxes referred to in Section 7.6(e)(ii) (Tax Gross-up) or Section 7.6(e)(iii) (Tax Indemnity) or otherwise) the relevant Australian Lender shall co-operate with the Relevant Borrower with a view to ensuring the application of such double taxation agreement or applicable tax law so far as relevant.

(vii)	Notification of Requirement to Deduct Tax. If, at any time, a Relevant Borrower is required by law to make any deduction or withholding from any sum payable by it hereunder or under the other Loan Documents (or if thereafter there is any change in the rates at which or the manner in which such deductions or withholdings are calculated), such Relevant Borrower shall promptly notify Agent.

(viii)	Evidence of Payment of Tax. If a Relevant Borrower makes any payment hereunder or under the other Loan Documents in respect of which it is required to make any deduction or withholding, it shall pay the full amount required to be deducted or withheld to the relevant taxation or other authority within the time allowed for such payment under Applicable Law and shall, as promptly as reasonably practicable thereafter, deliver to the Agent on behalf of the Australian Lenders to which such payment was made evidence of payment as is reasonably satisfactory to Agent.

(ix)	Goods and Services Tax.

(A)	All amounts set out or expressed in a Loan Document to be payable by any party to any Lender which (in whole or in part) constitute the consideration for a taxable supply or taxable supplies for GST purposes shall be deemed to be exclusive of GST and the party liable to make that payment shall pay to the Lender (in addition to and at the same time as paying any consideration for such supply) an amount equal to the GST payable on that supply, subject to receiving a valid tax invoice from the supplier of that supply.
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(B)	Where a Loan Document requires any party to reimburse or indemnify a Lender for any cost or expense the reimbursement or indemnity (as the case may be) shall be reduced by the amount of any input tax credit that the Lender (or representative member of the GST Group of which the Lender is a member) is entitled to.

(x)	Stamp Taxes. The Borrowers shall:

(A)	pay all stamp duty, registration and other similar Taxes payable in respect of any Loan Document; and

(B)	within three Business Days of demand, indemnify each Lender against any cost, loss or liability that Lender incurs in relation to any stamp duty, registration or other similar Tax paid or payable in respect of any Loan Document.

7.7	Claims under Section 7.6

A Lender or Agent intending to make a claim pursuant to Section 7.6 shall deliver to the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, reasonably promptly after becoming aware of the circumstances giving rise to the claim, a certificate to that effect specifying the event by reason of which it is entitled to make such claim and setting out in reasonable detail the basis and computation of such claim. Such Agent shall promptly deliver to the applicable Borrower a copy of such certificate.

7.8	Tax Receipts

If at any time a Borrower is required by law to make any Tax Deductions from any sum payable by it hereunder or in connection herewith (or if thereafter there is any change in the rates at which or the manner in which such deductions or withholdings are calculated) such Borrower shall promptly notify the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, thereof.

If a Borrower makes any payment hereunder or in connection herewith in respect of which it is required by law to make any deduction or withholding it shall pay the full amount to be deducted or withheld to the relevant taxation or other authority within the time allowed for such payment under Applicable Law and shall deliver to such Agent within 30 days after it has made such payment to the applicable authority:

(a)	a receipt issued by such authority; or

(b)	other evidence reasonably satisfactory to such Agent evidencing the payment to such authority of all amounts so required to be deducted or withheld from such payment.

7.9	FATCA Information

(a)	Subject to paragraph (c) below, each Party shall, within ten (10) Business Days of a reasonable request by another Party:

(i)	confirm to that other Party whether it is:

(A)	a FATCA Exempt Party; or

(B)	not a FATCA Exempt Party;
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(ii)	supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party’s compliance with FATCA; and

(iii)	supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party’s compliance with any other law, regulation, or exchange of information regime.

(b)	If a Party confirms to another Party pursuant to paragraph (a)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c)	Subject to the obligations in Section 7.11(a), paragraph (a) above shall not oblige the Agents, the Lenders, the Issuing Banks or any security trustee to do anything, and paragraph (a)(iii) above shall not oblige any Party to do anything, which would or might in its reasonable opinion constitute a breach of:

(i)	any law or regulation;

(ii)	any fiduciary duty; or

(iii)	any duty of confidentiality.

(d)	If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with paragraph (a)(i) or (ii) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information. As such, the Borrower will make a FATCA Deduction as appropriate and will be reimbursed by the applicable Lender for any penalties resulting from the fault of the applicable Lender.

7.10	FATCA Deduction

(a)	Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b)	Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment and, in addition, shall notify the Borrowers and the relevant Agent and the relevant Agent shall notify the other Agents, the Lenders, the Issuing Banks and any security trustee.

7.11	Internal Revenue Service Forms

(a)	Prior to any payment being made by a Borrower hereunder, each U.S. Lender and each of their respective successors and assigns, shall provide the U.S. Borrower (with copies to the U.S. Agent), with (x) properly completed and executed Internal Revenue Service Forms W8ECI or W8BEN-E or Form W-9, as appropriate, or any successor Forms prescribed by the Internal Revenue Service, certifying that such Lender is entitled to benefits under an income tax treaty to which the United States is a party which exempts such Lender from United States withholding tax or certifying that the income receivable by it pursuant to this Agreement is effectively connected with the conduct of a trade or business in the United States or certifying that such Lender is a U.S. Person as defined by Section 7701(a)(30) of the Code or (y) solely if such Lender is claiming exemption from United States withholding tax under Section 871(h) or 881(c) of the Code with respect to payments of “portfolio interest”, a Form W8BEN-E, or any successor form prescribed by the Internal Revenue Service, and a certificate representing that such Lender is not a bank for purposes of Section 881(c) of the Code, is not a ten percent (10%) shareholder (within the meaning of Section 871(h)(3)(B) of the Code) of the U.S. Borrower and is not a controlled foreign corporation related to the U.S. Borrower (within the meaning of Section 864(d)(4) of the Code).

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If a payment made to a Lender under this Agreement or any other Loan Document would be subject to United States withholding Tax imposed by FATCA and if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Agent, at the time or times prescribed by law and at such time or times reasonably requested by the Agent, such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Agent as may be necessary for the Agent to comply with its obligations under FATCA, to determine that such Lender has or has not complied with such Lender’s obligations under FATCA and, as necessary, to determine the amount to deduct and withhold from such payment. Solely for purposes of this Section 7.11(a), “FATCA” shall include any amendments made to FATCA after the date of this Agreement. Agent shall not be responsible for any Lender’s failure to be in compliance with its obligations under FATCA and Agent shall not be responsible to undertake any such Lender’s obligations.

(b)	For any period with respect to which a U.S. Lender has failed to provide the U.S. Borrower or the U.S. Agent with the appropriate form referred to in Section 7.11(a) (unless such failure is due to a change in treaty, law or regulation occurring after the date on which such form originally was required to be provided), such Lender shall not be entitled to indemnification under Section 7.6 with respect to Taxes imposed by the United States; provided that if a Lender, that is otherwise exempt from or subject to a reduced rate of withholding tax, becomes subject to Taxes because of its failure to deliver a form required hereunder, the applicable Borrower shall take such steps as such Lender shall reasonably request to assist such Lender to recover such Taxes.

7.12	Change in Law; Lending Office

If a Borrower is required to pay additional amounts to or for the account of any Lender pursuant to this Section as a result of a change in law or treaty occurring after such Lender first became a party to this Agreement, then such Lender will, at the Borrower’s request, change the jurisdiction of its applicable Lending Office if, in the judgment of such Lender, such change (i) will eliminate or reduce any such additional payment which may thereafter accrue and (ii) is not otherwise disadvantageous to such Lender.

Article 8
– REPRESENTATIONS, WARRANTIES & COVENANTS

8.1	Representations and Warranties

Each Borrower and each Guarantor represents and warrants to each of the Agents and each of the Lenders as of the date of this Agreement, all of which representations and warranties shall survive the execution and delivery of this Agreement, that:

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(a)	each of the Borrowers and the Guarantors which is a corporation or company is duly incorporated, validly existing and in good standing (where applicable) in all material respects as a corporation or company under the laws of its jurisdiction of incorporation or formation and has full corporate power, authority and capacity to own its properties and conduct its business and each of the Borrowers and the Guarantors has the requisite power, authority and capacity to execute, deliver and perform its obligations to be performed under this Agreement and under the Continuing Guarantee provided or to be provided by it;

(b)	all acts, conditions and things required to be done and performed by each Borrower, or to have occurred prior to the execution, delivery and performance, in the case of each Borrower and each Guarantor of this Agreement and the Continuing Guarantee provided or to be provided by it to constitute it a binding obligation of such party enforceable against it in accordance with its terms, have been done and performed, and have occurred in due compliance with all Applicable Laws;

(c)	the execution, delivery and performance, in the case of each of the Borrowers and each Guarantor of this Agreement, any transfer, assignment or assignment and assumption agreement and the Continuing Guarantee provided or to be provided by it has been duly authorized by all necessary corporate and other action and does not:

(i)	violate any provision of law or any provision of the articles of incorporation, constitution or other instrument of formation of such party, or

(ii)	result in a breach of, a default under, or the creation of any Lien (other than those in favour of the Agents and the Lenders) on the properties and assets of any Borrower or Guarantor, as the case may be, under any material agreement or instrument to which it is a party or by which its properties and assets may be bound or affected;

(d)	this Agreement and any transfer, assignment or assignment and assumption agreement in the case of the Borrowers and each Guarantor and the Continuing Guarantee provided or to be provided by it constitutes, when executed and delivered, binding, direct obligations of such party, enforceable in accordance with its terms, subject to:

(i)	applicable bankruptcy, insolvency, moratorium, reorganization and other similar laws affecting creditors’ rights generally and statutes limiting creditors’ rights, including the Personal Property Security Act (Ontario);

(ii)	the equitable and statutory powers of the courts of appropriate jurisdiction to stay proceedings before them, to stay the execution of judgments and to award costs;

(iii)	the discretion of such courts as to the granting of the remedies of specific performance and injunction; and

(iv)	the restriction that Canadian courts can only render judgments in Canadian currency;

(e)	other than as disclosed to the Agents and the Lenders in writing prior to the date hereof, there is no litigation and there are no legal proceedings pending, or to the best of its knowledge, threatened against any of the Borrowers or any Guarantor or any Affiliate of a Borrower or any Guarantor before any court or administrative agency of any jurisdiction which is likely to affect materially and adversely the financial condition, assets or operations of a Borrower or any Guarantor;
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(f)	no event has occurred which constitutes or which, with the giving of notice, the lapse of time or both, would constitute a default under or in respect of any material agreement, undertaking or instrument to which any of the Borrowers or any Guarantor is a party or to which any of their respective properties or assets may be subject which is likely to affect materially and adversely, the financial conditions, assets or operations of a Borrower or any Guarantor;

(g)	other than as disclosed to the Agents and the Lenders in writing prior to the date hereof, each of the Borrowers and the Guarantors is not in violation, in any material respect, of any term of their respective incorporating instruments or by laws, and, to the best of each Borrower’s and each Guarantor’s knowledge, none of the Borrowers and the Guarantors is in violation of any material mortgage, franchise, license, judgment, decree, order, statute, rule or regulation which is likely to affect materially and adversely the financial condition, assets or operations of a Borrower or any Guarantor;

(h)	(i) each Borrower and each Guarantor has filed all tax returns which were required to be filed, paid all Taxes (including interest and penalties) which are due and payable by such Borrower or such Guarantor and provided adequate reserves in its financial statements (as required pursuant to GAAP) for payment of any Tax the payment of which is being contested; (ii) as of the Effective Date, Australian Borrower is not, nor has it ever been, a member of a GST Group; (iii) under the laws of each Borrower’s or Guarantor’s jurisdiction of incorporation it is not necessary that any Loan Documents be filed, recorded on enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to any Loan Document;

(i)	each of the Borrowers and Guarantors (other than the Canadian Borrower) is a Subsidiary of the Canadian Borrower;

(j)	as of the date hereof, no other shareholder or group of related or affiliated shareholders of the Canadian Borrower, other than Jay S. Hennick, owns, directly or indirectly, shares of the Canadian Borrower having voting rights which are equal to or greater than 30% of the voting rights attached to all outstanding shares of the Canadian Borrower;

(k)	there exists no Default or Event of Default;

(l)	other than as provided under the applicable incorporating or formation statute of any Borrower or any Guarantor, none of the Borrowers nor any Guarantor is subject to regulation under the Public Utility Holding Company Act of 1935, the Federal Power Act, the Interstate Commerce Act or the Investment Company Act of 1940 or to any Applicable Law limiting its ability to incur indebtedness for money borrowed;

(m)

(i)	none of the Borrowers nor any Guarantor (A) is by itself, nor is it by virtue of its being under “common control” with any other Person within the meaning of Section 414(b) or (c) of the U.S. Internal Revenue Code of 1986, as amended from time to time (the “Code”), an “employer” within the meaning of Section 3(5) of the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time (“ERISA”), in respect of any employee pension benefit plan covered by Title IV of ERISA or subject to the minimum funding standards under the Code, (B) contributes to, sponsors or has an obligation to contribute to, or has any liability with respect to, any “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA or other arrangement providing health or life insurance or other welfare-type benefits for current or future retired or terminated directors, officers or employees other than in accordance with the requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4890B of the Code, or (C) contributes to, sponsors or maintains a Canadian Defined Benefit Pension Plan;
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(ii)	all Foreign Plans are in compliance with, and have been established, administered and operated in accordance with, the terms of such Foreign Plans and Applicable Law, except for any failure to so comply, establish, administer or operate the Foreign Plans as would not reasonably be expected to have a material adverse effect on the business, operations or properties of the Borrowers or any Subsidiary. All contributions or other payments which are due with respect to each Foreign Plan have been made in full and there are no funding deficiencies thereunder, except to the extent any such events would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, operations or properties of the Borrowers or any Subsidiary; and

(iii)

(A)	neither the UK Borrower, Colliers EMEA or any Guarantor domiciled in the UK (1) is or has at any time been an employer (as defined for the purposes of sections 38 to 51 of the Pensions Act 2004) of an occupational pension scheme which is not a money purchase scheme (both terms as defined in the Pensions Scheme Act 1993) or (2) is or has at any time been “connected” with or an “associate” (as those terms are used in sections 38 and 43 of the Pensions Act 2004) of such an employer, except to the extent any such events would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, operations or properties of the Borrowers or any Subsidiary; and

(B)	neither the UK Borrower, Colliers EMEA or any Guarantor domiciled in the UK has been issued with a Financial Support Direction or Contribution Notice in respect of any UK defined benefit pension plan which Financial Support Direction or Contribution Notice will or would be reasonably likely to have a material adverse effect on the business, operations or properties of the Borrowers or any Subsidiary.

(n)	no part of the proceeds of the Borrowings will be used for any purpose that violates the provisions of any of Regulation T, U or X of the Board of Governors of the Federal Reserve System of the United States or any other regulation of such Board of Governors; none of the Borrowers nor any Guarantor is engaged in the business of extending credit for the purpose of purchasing or carrying margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System of the United States; none of the Borrowers nor any Guarantor owns any such “margin stock”;

(o)	since December 31, 2021, to the best of its knowledge, there has been no material adverse change in the business, operations, properties, prospects or condition (financial or otherwise) of the Canadian Borrower and its Subsidiaries taken as a whole;

(p)	none of the Borrowers nor any Guarantor has received any notice, or has any knowledge, that the operations of a Borrower or any Guarantor are not in compliance, in all material respects, with all applicable Environmental Laws;

(q)	each Borrower and all its Subsidiaries (other than Unrestricted Entities) have valid title to their respective assets and, without limitation, own or possess or are licensed or otherwise have the right to use all material licenses, permits and other governmental approvals and authorizations, patents, trademarks, service marks, trade names, copyrights, franchises, authorizations and other rights that are reasonably necessary for the operations of their respective businesses, without, to the best of the knowledge of the Borrowers and the Guarantors, conflict with the rights of any other Person with respect thereto;
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(r)	each business acquired by a Borrower or any of its Subsidiaries to the date hereof qualifies as an Eligible Business;

(s)	each Borrower and Guarantor has implemented and maintains in effect policies and procedures designed to ensure compliance by such Borrower and Guarantor, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions, and such Borrower and Guarantor, its Subsidiaries and their respective officers and employees and, to the knowledge of such Borrower and Guarantor, its directors and agents, are in compliance with Anti-Corruption Laws and applicable Sanctions, in all material respects, and are not knowingly engaged in any activity that would reasonably be expected to result in any Borrower and Guarantor being designated as a Sanctioned Person. None of (i) any Borrower or Guarantor, any Subsidiary or, to the knowledge of any such Borrower or Guarantor or Subsidiary, any of their respective directors, officers or employees, or (ii) to the knowledge of any such Borrower or Guarantor or Subsidiary, any agent of such Borrower or Guarantor or any Subsidiary that will act in any capacity in connection with or benefit from the credit facility established hereby, is a Sanctioned Person. No Borrowing or Letter of Credit, use of proceeds, Transaction or other transaction contemplated by this Agreement or the other Loan Documents will violate Anti-Corruption Laws or applicable Sanctions;

(t)	if it is an Australian Borrower or Australian Guarantor, (i) the entering into and performance by it of its obligations under the Loan Documents to which it is expressed to be a party are for its commercial benefit and are in its commercial interests; and (ii) the entry into and performance by it of its obligations under the Loan Documents to which it is a party do not contravene Part 2J.3 or Part 2E of the Corporations Act;

(u)

(i)	each Australian Borrower and Australian Guarantor are not a member of a Tax Consolidated Group;

(ii)	each Australian Borrower and Australian Guarantor are not (and none of their Subsidiaries are) materially overdue in the filing of any Tax returns and it is not (and none of their Subsidiaries are) overdue in the payment of any amount in respect of Tax;

(iii)	no claims or investigations are being, or are reasonably likely to be, made or conducted against any Australian Borrower or Australian Guarantor (or any of their Subsidiaries) with respect to Taxes; and

(iv)	each Australian Borrower and Australian Guarantor is resident for Tax purposes only in the jurisdiction of its incorporation;

(v)	the payment obligations of Colliers EMEA, the Dutch Borrower, the UK Borrower and the Australian Borrower under the Loan Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally; and

(w)	for the purposes of the Insolvency Regulation, the centre of main interest (as that term is used in Article 3(1) of the Insolvency Regulation) of the UK Borrower, Colliers EMEA, the Dutch Borrower and each Guarantor is situated in its jurisdiction of incorporation and none of them have an “establishment” (as that term is used in Article 2(10) of the Insolvency Regulation) in any other jurisdiction;
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(x)	neither the UK Borrower nor Colliers EMEA is required to make any Tax Deduction from any payment it may make under any Loan Document to a Lender which is:

(i)	a Qualifying Lender:

(A)	falling within (a)(i)(A) of the definition of Qualifying Lender,

(B)	except where a Direction has been given under section 931 of the ITA in relation to the payment concerned, falling within paragraph (i)(B) of the definition of Qualifying Lender,

(C)	falling within paragraph (b) of the definition of “Qualifying Lender”, or

(ii)	a Treaty Lender and the payment is one specified in a direction given by the Commissioners of Revenue & Customs under Regulation 2 of the Double Taxation Relief (Taxes on Income) (General) Regulations 1970 (SI 1970/488); and

(y)	no Borrower and no Guarantor is an EEA Financial Institution.

8.2	Positive Covenants

Each Borrower covenants with each of the Agents and with each of the Lenders that so long as there shall remain any Borrowings or any other obligations of or affecting any party to this Agreement:

(a)	it will pay duly and punctually all sums of money due by it under this Agreement at the times and places and in the manner provided for herein and therein and will cause each Guarantor to do likewise under its guarantee;

(b)	subject to Section 8.3(e), it will maintain, and cause each Subsidiary (other than Immaterial Subsidiaries and Unrestricted Entities) to maintain, its existence, corporate and otherwise (where applicable), in good standing;

(c)	it will carry on diligently and conduct its business in a proper and efficient manner so as to preserve and protect its properties, assets and income in a prudent manner consistent with usual industry practice and the preservation of its business and assets, and it will cause its Subsidiaries (other than Unrestricted Entities) to do the same in respect of their respective businesses and assets and, in particular, without limiting the foregoing, it will not alter its business plan so as to change materially the nature or scope of business, operations or activities currently carried on by it or its Subsidiaries (other than Unrestricted Entities), without obtaining the prior written consent of the Majority Lenders (which consent shall not be unreasonably withheld);

(d)	it will maintain or cause to be maintained, with responsible and reputable insurers, insurance with respect to its properties, assets and business and the respective properties, assets and businesses of its Subsidiaries (other than Unrestricted Entities) against such casualties and contingencies (including public liability) and in such types and in such amounts and with such deductibles and other provisions as are customarily maintained or caused to be maintained by persons engaged in the same or similar businesses in the same territories under similar conditions;

(e)	it will and will cause each Guarantor to do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such other acts, agreements, instruments and assurances in law as the Agents or Lenders’ Counsel shall reasonably require for the better accomplishing and effectuating of the intentions and provisions of the Loan Documents;
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(f)	it will and will cause its Subsidiaries (other than Unrestricted Entities) to do, observe and perform all material matters and things necessary or expedient to be done, observed or performed under the laws of any jurisdiction where it or any of its Subsidiaries carry on business where required for the purpose of carrying on and conducting its business and owning and possessing its properties and assets and, without limitation, it will maintain at all times in full force and effect all material certificates, permits, licenses and other approvals required to operate its and their business’ properties and assets; for greater certainty and without in any way limiting the generality of the foregoing:

(i)	each Borrower and each of its Subsidiaries (other than Unrestricted Entities) shall be at all times in compliance in all material respects with all applicable Environmental Laws;

(ii)	each Borrower shall ensure that each of the real properties or premises owned, leased or occupied by it or any of its Subsidiaries (other than Unrestricted Entities) is free from contamination by a release, discharge or emission of any Hazardous Material; and

(iii)	each Borrower and each of its Subsidiaries (other than Unrestricted Entities) shall maintain in effect and enforce policies and procedures designed to ensure compliance by such Borrowers and Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions;

(g)

(i)	it will (other than with respect to Unrestricted Entities) promptly pay or cause to be paid all Taxes levied, assessed or imposed upon it and/or its Subsidiaries, and/or its properties and assets or those of its Subsidiaries or any part thereof and/or upon its income and profits or that of its Subsidiaries, as and when the same shall become due and payable save when and so long as any such Taxes are in good faith contested by it or those of its Subsidiaries as may be affected thereby;

(ii)	each Australian Borrower and Guarantor will ensure that (A) so long as it is a member of a consolidated group for tax purposes there is at all times a valid tax sharing agreement for that consolidated group; and (B) the tax sharing agreement is amended or replaced to the extent necessary to ensure that it remains a valid tax sharing agreement (having regard to changes in the composition or activities of the consolidated group); and (C) it is not at any time liable for group liability (as such term is defined in Section 721-10 of the Income Tax Assessment Act 1997 (Cth)) other than in respect of its own assets and activities (including as a result of tax consolidation or any tax sharing agreement), in each case except to the extent such Borrower or Guarantor is maintaining adequate reserves (in the good faith judgment of the management of such Borrower or Guarantor) with respect thereto and the failure to so comply could not reasonably be expected to result in a material adverse effect on its business, operations or properties; and

(iii)	each Australian Borrower and Australian Guarantor will ensure that it will not become a member of a GST Group unless the GST Group of which the Australian Borrower or Australian Guarantor becomes a member has a valid ITSA at all times while the Australian Borrower or Australian Guarantor is a member of that GST Group. The ITSA must be in form and substance reasonably satisfactory to the Administration Agent except to the extent the failure of the ITSA to be in form and substance reasonably satisfactory to the Administration Agent could not reasonably be expected to have a material adverse effect on the Australian Borrower or Australian Guarantor’s business, operations or properties;
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(h)	it will furnish to the Canadian Agent in sufficient quantities to provide one (1) copy to each Lender and each Agent:

(i)	as soon as available and in any event within 45 days after the end of each Quarter of each Fiscal Year (except for the fourth Quarter of each Fiscal Year) of the Canadian Borrower:

(A)	the unaudited consolidated financial statements of the Canadian Borrower as of the end of such Quarter to be prepared in accordance with GAAP; provided that delivery of the foregoing, in respect of the fourth Quarter for each Fiscal Year of the Canadian Borrower, may be delivered within 90 days after the end of each such fourth Quarter;

(B)	a certificate accompanying the financial statements required to be delivered in accordance with Section 8.2(h)(i)(A), in the form set out in Schedule “G” attached (without personal liability) from the president, the chief financial officer or treasurer of the Canadian Borrower:

(1)	confirming that such financial statements have not been prepared in a manner and do not contain any statement which is inconsistent with GAAP, subject to audit and year end adjustment and as may be required to exclude Unrestricted Entities from the consolidation;

(2)	containing sufficient information to permit each Lender to determine whether the financial covenants contained in Section 8.4 are being maintained, including any adjustments to Consolidated EBITDA as the result of Normalizing Adjustments;

(3)	certifying that, as of the last day of such Quarter, and, to the best knowledge of such officer, as of the date of such certificate, no Default or Event of Default has occurred and is continuing;

(4)	providing a report on sales or dispositions of assets in excess of an aggregate of U.S.$25,000,000 during such period;

(5)	providing a report on outstanding hedging contracts entered into by the Canadian Borrower and its Subsidiaries and the amounts owing under Hedging Agreements; and

(6)	providing a report on the aggregate initial investment value of all Unrestricted Entities which continue to qualify as Unrestricted Entities as at the end of such period;

(ii)	as soon as practicable and in any event within 90 days after the end of each Fiscal Year of the Canadian Borrower:

(A)	a copy of the audited consolidated financial statements of the Canadian Borrower as of the end of such Fiscal Year, such financial statements of the Canadian Borrower to be prepared in accordance with GAAP;
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(B)	accompanying the audited consolidated financial statements of the Canadian Borrower shall be a report thereon by independent auditors of recognized standing confirming, without qualification, that such financial statements of the Canadian Borrower have been prepared in accordance with GAAP and, copies of such auditors’ recommendations, if any; and

(C)	a certificate accompanying the financial statements required to be delivered in accordance with Section 8.2(h)(ii)(A), in the form set out in Schedule “G” attached (without personal liability) of the president, chief financial officer or treasurer of the Canadian Borrower:

(1)	containing sufficient information to permit each Lender to determine whether the financial covenants contained in Section 8.4 are being maintained, including details of any adjustments to Consolidated EBITDA as the result of Normalizing Adjustments;

(2)	containing the information required to determine amounts to be paid under Section 6.5;

(3)	certifying that as of the last day of such Fiscal Year, and to the best of the knowledge of such officer, as of the date of such certificate, no Default or Event of Default has occurred and is continuing; and

(4)	providing (I) a breakdown of the EBITDA for each Borrower and its Subsidiaries on an individual basis, as at the last day of such Fiscal Year and (II) the annual share of EBITDA generated by Borrowers and their Subsidiaries (other than Unrestricted Entities) in Singapore, in countries which are members of the OECD and/or member countries of the European Union;

(iii)	as soon as possible and in any event within ten (10) Business Days after any Borrower or any of its Subsidiaries receives (A) notice of the commencement thereof, notice of any actions or proceedings against it or any of its Affiliates or against any of the property of a Borrower or any of its Subsidiaries before any court, governmental agency or arbitrator, which, if determined adversely, would have a material adverse effect on the financial condition or operations of any Borrower or its Subsidiaries, taken as a whole and (B) a copy of any Violation Notice received by a Borrower or any of its Subsidiaries;

(iv)	(A) within sixty (60) days of the date on which the Sustainability Report for each Fiscal Year is published on the Canadian Borrower’s website (which the Canadian Borrower will use commercially reasonable efforts to have published no later than June 30 of the following Fiscal Year commencing with the Fiscal Year ending December 31, 2022) and no later than October 31 of each year, a Sustainability Certificate setting out the calculations of each of the SPT Metrics and confirming the verification of the SPT Metrics for GHG Emission Intensity, the Percentage of Women in Management Positions and Percentage of WELL Certified Properties by the Sustainability Auditor on a limited assurance basis or specified procedures, and each corresponding adjustment to the Applicable Margin, as applicable, and the Applicable Sustainability Margin Adjustment; and (B) by no later than the date falling fifteen (15) Business Days prior to the date by which the Sustainability Certificate for the Fiscal Year ending December 31, 2022 is delivered pursuant to this Section 8.2(h)(iv), the Canadian Borrower will deliver to the Sustainability Structuring Agent the 2021 Baseline Report, provided, however that notwithstanding anything to the contrary herein, if the 2021 Baseline Report does not verify the Baseline GHG Intensity and the Baseline Percentage of Women in Management Roles, the Canadian Borrower shall deliver or cause to be delivered to the Sustainability Structuring Agent and the Administration Agent an SPT Metric Adjustment Proposal in accordance with Section 4.14;
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(v)	promptly upon request, such other information concerning the financial affairs or operations of any Borrower or any of its Subsidiaries as the Administration Agent, the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, may reasonably request from time to time including for greater certainty financial statements of the U.S. Borrower, the UK Borrower, Colliers EMEA, the Dutch Borrower or the Australian Borrower, and if requested by the Administration Agent (acting reasonably and notwithstanding the reporting requirement in Section 8.2(h)(ii)(C)(4)), the EBITDA of each Subsidiary;

(i)	it will permit from time to time to the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent or their representatives or advisers access to its premises, assets and records of meetings of directors and/or of shareholders upon reasonable (both as to timing and advance notice) request of such Agent;

(j)	it will give to the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, and in all cases to the Administration Agent, prompt notice of any Event of Default or any event, of which it is aware, which, with the giving of notice and/or the lapse of time or both, would constitute an Event of Default;

(k)	it will cause any Person (i) who after the date hereof is newly incorporated or newly acquired and meets the criteria set forth in the definition of Guarantor to execute and deliver, within sixty (60) days thereof, or such longer period as the Agent may consent to, or (ii) that existed as at the Effective Date and who subsequently meets the criteria set forth in the definition of Guarantor, to execute and deliver, as soon as reasonably practicable, the Continuing Guarantee (together with favourable supporting legal opinions and in relation to any Continuing Guarantee governed by Australian laws) to the Administration Agent; provided that, if such Person ceases to meet the criteria set forth in the definition of Guarantor, in accordance with the terms of this Agreement, the Administration Agent will grant releases and discharges of the Continuing Guarantee relating to such Person;

(l)	prior to making an investment in a business (other than Unrestricted Entities) (whether or not the investment is intended to be financed by way of Borrowings under the Facilities) it shall provide the Canadian Agent with a “snapshot” summary description of such investment in form and substance satisfactory to the Canadian Agent and shall include in such summary description confirmation that such entity is an Eligible Business; provided, however, that such “snapshot” summary shall not be required in connection with any such investments equalling less than U.S.$30,000,000; provided, further, that no such investment shall be made in an entity that is not an Eligible Business;

(m)	it shall notify the Canadian Agent in the certificates provided pursuant to Sections 8.2(h)(i)(B) and 8.2(h)(ii)(C) of each investment (including by way of intercompany loans or other financial assistance) in any Unrestricted Entity and shall ensure that at all times investments in Unrestricted Entities do not exceed an aggregate initial investment value set out in Section 8.3(f)(ii). The Borrowers shall be permitted to remove an entity from its qualification as an Unrestricted Entity at any time by giving written notice to the Canadian Agent and thereafter all provisions hereunder with respect to the Subsidiaries of the Borrower (other than provisions specifically relating to Unrestricted Entities) shall apply to such entity in the event such entity is a Subsidiary of a Borrower;
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(n)	the UK Borrower, Colliers EMEA, the Dutch Borrower and each Guarantor shall maintain its centre of main interests in its jurisdiction of incorporation for the purposes of the Insolvency Regulation;

(o)	(A) the UK Borrower, Colliers EMEA and each Guarantor shall ensure that all pension schemes operated by or maintained for its benefit and/or any of its employees are fully funded based on the statutory funding objective under sections 221 and 222 of the Pensions Act 2004 and that no action or omission is taken by the UK Borrower, Colliers EMEA or Guarantor in relation to such a pension scheme which has or is reasonably likely to have a material adverse effect (including the termination or commencement of winding-up proceedings of any such pension scheme or the UK Borrower, Colliers EMEA or a Guarantor ceasing to employ any member of such a pension scheme); (B) the UK Borrower, Colliers EMEA or Guarantor shall deliver to the Agent: (i) at such times as those reports are prepared in order to comply with the then current statutory or auditing requirements (as applicable either to the trustees of any relevant schemes or to the UK Borrower, Colliers EMEA or a Guarantor); and (ii) at any other time if the Agent reasonably believes that any relevant statutory or auditing requirements are not being complied with, actuarial reports in relation to all pension schemes mentioned in (A) above; (C) the UK Borrower, Colliers EMEA and Guarantor shall promptly notify the Agent of any material change in the rate of contributions to any pension scheme mentioned in (A) above paid or recommended to be paid (whether by the scheme actuary or otherwise) or required (by law or otherwise); and

(p)	each Qualified ECP Guarantor hereby jointly and severally absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each other Borrower or Guarantor to honor all of its obligations under its Continuing Guarantee in respect of a Swap Obligation (provided, however, that each Qualified ECP Guarantor shall only be liable under the Continuing Guarantee for the maximum amount of such liability that can be hereby incurred without rendering its obligations under the Continuing Guarantee voidable under Applicable Law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). Except as otherwise provided herein, the obligations of each Qualified ECP Guarantor under the Continuing Guarantee shall remain in full force and effect until the termination of all Swap Obligations. Each Qualified ECP Guarantor intends that the Continuing Guarantee constitute, and the Continuing Guarantee shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of each other Borrower or Guarantor for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

8.3	Negative Covenants

Each Borrower covenants with each of the Agents and with each of the Lenders that so long as there shall remain any Borrowings or any other obligations of or affecting any party to this Agreement:

(a)	it will not, without the Majority Lenders’ prior written consent (which consent shall not be unreasonably withheld), sell, transfer or otherwise dispose of its control, direct or indirect, of any of its Subsidiaries (other than Unrestricted Entities) and it will not, nor will it permit any of its Subsidiaries (other than Unrestricted Entities) to, without the Majority Lenders’ prior written consent, sell, lease, assign, transfer, convey or otherwise dispose of any of its business properties or assets whether now owned or hereafter acquired (including, without limitation, receivables and leasehold interests, patents and intellectual property rights) (in each case a “Disposition”) but excluding:

(i)	inventory disposed of in the ordinary course of business;

(ii)	dispositions or other transfers of assets, including shares in Subsidiaries, among the Borrowers and Guarantors, dispositions or other transfers of assets from Immaterial Subsidiaries and Unrestricted Entities to the Canadian Borrower and to Guarantors, dispositions or other transfers of assets from Immaterial Subsidiaries and Unrestricted Entities to other Immaterial Subsidiaries and Unrestricted Entities and dispositions or other transfers of assets (not exceeding an aggregate collective amount of $25,000,000 tangible (per GAAP) assets during the term of this Agreement) from Borrowers, Guarantors or Material Subsidiaries (other than Unrestricted Entities) to Immaterial Subsidiaries and Unrestricted Entities;
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(iii)	dispositions of shares in a Subsidiary, to existing or new minority shareholders of such Subsidiary in the ordinary course of business;

(iv)	provided no Event of Default has occurred and is continuing, Dispositions which would not after giving effect to such Disposition:

(A)	result in a Default or Event of Default occurring and continuing; or

(B)	(1) result in the aggregate book value of all assets that have been the subject of a Disposition during the period commencing on the immediately preceding Fiscal Year End of the Borrowers and ending on the date of the proposed Disposition, exceeding 15% of Consolidated Total Assets; or (2) result in the aggregate book value of all assets that have been the subject of a Disposition for the period commencing as of December 31, 2021 until the date of the proposed Disposition to exceed 25% of Consolidated Total Assets determined as of the Fiscal Year End of the Borrowers immediately preceding the date of the proposed Disposition; provided that proceeds of Dispositions which are reinvested within 365 days of the date of such Disposition shall be excluded from the calculation of the foregoing percentages,

(v)	property which is, substantially contemporaneously with the disposition thereof, replaced by property of substantially the same kind or nature and of at least equivalent value; and

(vi)	dispositions of Receivables Facility Assets in connection with any Receivables Transaction permitted under Section 8.3(b)(xii).

(b)	it will not, nor will it permit any Subsidiary (other than Unrestricted Entities) to, without the Majority Lenders’ prior written consent, incur any indebtedness of any kind or nature whatsoever (whether in the form of capital leases, sale and leaseback transactions or otherwise) incur any contingent obligations or liabilities, make any advances to or for the benefit of, or guarantee (other than under Permitted VTBS) the indebtedness or liabilities of, or otherwise become liable for, any Person or any business or project of any Person save and except:

(i)	trade payables incurred in the ordinary course of business;

(ii)	Hedging Agreements;

(iii)	the endorsement of cheques and other negotiable instruments for deposit in the ordinary course of business;

(iv)	advances and accounts owing from (a) a Subsidiary of the Borrowers to a Borrower, (b) a Subsidiary to another Subsidiary, (c) a Borrower to a Guarantor, and (d) a Borrower to a Subsidiary of a Borrower, provided that, with respect to this item (d) such advances and accounts are unsecured (hereinafter collectively referred to as “Permitted Loans”);
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(v)	indebtedness and contingent obligations or liabilities secured by Permitted Encumbrances or liabilities, indebtedness and obligations which would otherwise constitute Permitted Encumbrances hereunder but for the lack of a lien to secure such liabilities, indebtedness and obligations;

(vi)	unsecured guarantees to a maximum aggregate contingent amount of U.S.$100,000,000 (provided that unsecured guarantees of earn-outs relating to the acquisition of Eligible Businesses shall be permitted without the overall aggregate dollar amount restriction) at any one time provided by the Canadian Borrower or a Guarantor;

(vii)	unsecured guarantees to landlords of its Subsidiaries in the ordinary course of business by a Borrower or a Guarantor;

(viii)	the provision of financial assistance (x) by way of loans by Subsidiaries to customers in respect of the upgrade of infrastructure or equipment; (y) by way of loans by a parent entity to employees of a Subsidiary to enable them to buy shares in such Subsidiary, secured by a pledge of such shares; or (z) by way of other loans by a Subsidiary to employees or staff that are or are acting through independent contractors, not exceeding an aggregate collective amount of U.S.$25,000,000 at any time (provided that if such loans to such employees and independent contractors form part of their overall compensation package and such loans have a debt forgiveness feature which is tied to, among other things, performance hurdles, then such loans shall be permitted without the overall aggregate dollar amount restriction);

(ix)	so long as no Default or Event of Default would result from the incurrence thereof, unsecured indebtedness not otherwise permitted by Subsections 8.3(b)(i), (iv), (v), (vi) and (vii), that ranks pari passu to this Agreement (“Permitted Unsecured Loans”);

(x)	Permitted Foreign Subsidiary Facilities up to a maximum aggregate amount of U.S.$50,000,000 at any time;

(xi)	Convertible Debentures;

(xii)	indebtedness or other obligations of a Receivables Entity arising under any Receivables Transaction so long as the principal amount of such indebtedness obligations (or the principal amount of such other obligations) owing by Receivables Entities to third parties do not in the aggregate exceed U.S.$250,000,000 at any one time outstanding; and

(xiii)	mortgage loans made by CMH or any of its Subsidiaries in the ordinary course of business, and indebtedness or other obligations of CMH or any of its Subsidiaries arising under the Warehouse Line so long as (A) the principal amount of such indebtedness obligations (or the principal amount of such other obligations) owing to third parties under the Warehouse Line does not in the aggregate exceed at any one time outstanding the greater of (x) U.S.$1,000,000,000 or (y) 20% of Consolidated Total Assets (determined as of the end of the most recently completed Fiscal Quarter of the Canadian Borrower and its Subsidiaries immediately preceding the date of the investment), (B) recourse in respect of such indebtedness obligations is limited solely to CMH and its Subsidiaries and no other Guarantor or Affiliate of a Guarantor thereof, and (C) concurrently with any mortgage loan agreement entered into by CMH or any of its Subsidiaries and the borrower of such mortgage loan which is intended to be originated by CMH or such Subsidiary, a binding agreement of sale is entered into in writing by CMH or such Subsidiary and a third party financial institution in respect of the sale of such mortgage loan to such third party financial institution (to the extent such agreement is not already in existence).
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(c)	it will not, and it will not permit any of its Subsidiaries (other than Unrestricted Entities) to, without the Majority Lenders’ prior written consent, incur, create, assume or permit to exist any Lien on any of its or any of its Subsidiaries’ property or assets, whether owned at the date hereof or hereafter acquired other than Permitted Encumbrances;

(d)	it will not without the prior written consent of the Majority Lenders, make or permit any withdrawals or any other payments of money or equivalents thereof whatsoever (including, without limitation, royalties, management fees, etc.) by or to the shareholders of the Canadian Borrower, its Affiliates or any creditors other than the Lenders and it will cause its Subsidiaries (other than Unrestricted Entities) to do likewise save and except for:

(i)	the following, in each case provided no Event of Default has occurred and is continuing and no Event of Default will occur as a consequence thereof:

(A)

(1)	the payment of dividends, whether in cash or in specie; and

(2)	normal course distributions to minority shareholders of Subsidiaries of the Borrowers as contemplated in the Canadian Borrower’s annual business plan;

(B)	distributions and returns of capital (whether by retirement, redemption, repurchase, cancellation or otherwise) and normal course issuer bids of the Canadian Borrower;

(C)	regularly scheduled payments in respect of Permitted Encumbrances;

(D)	payments upon exercise of the put options under the Shareholders’ Agreements;

(E)	payments upon exercise of the call options under the Shareholders’ Agreements;

(F)	payments on account of retirement, termination, death or disability, redemptions;

(G)	payments on account of Permitted VTBS; and

(H)	dividends or other distributions by any Receivables Entity to the holders of equity interests therein (so long as such holders are either a Borrower or a wholly owned Subsidiary of a Borrower).

(ii)	in respect of obligations and liabilities permitted under Section 8.3(b).
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(iii)	trade debt incurred in the ordinary course of business provided that the Administration Agent has not declared the Borrowings due and payable in accordance with Section 9.1; and

(iv)	payments on account of the Permitted Unsecured Loans;

(e)	it will not, and will not permit any of its Subsidiaries (other than Unrestricted Entities) to, enter into any merger, consolidation or amalgamation, or, except as permitted pursuant to Section 9.2, liquidate, wind up or dissolve itself (or, except as permitted pursuant to Section 9.2, suffer any liquidation or dissolution), or convey, sell, lease, assign, transfer or otherwise dispose of, all or substantially all its business units, assets or other properties, except that:

(i)	so long as no Default or Event of Default would result therefrom, any Subsidiary of any Borrower may be merged or consolidated with or into a Borrower, provided that (A) a Borrower shall be the continuing or surviving entity or (B) if the Person formed by or surviving any such merger, amalgamation or consolidation is not a Borrower (such Person, the “Successor Borrower”), (1)(a) in the case of a merger, amalgamation or consolidation by a Person organized or existing under the laws of the United States, any state thereof or the District of Columbia, the Successor Borrower shall be an entity organized or existing under the laws of the United States, any state thereof or the District of Columbia, (b) in the case of a merger, amalgamation or consolidation by a Person organized or existing under the laws of Canada or any province thereof, the Successor Borrower shall be an entity organized or existing under the laws of Canada or any province thereof, and (c) in the case of a merger, amalgamation or consolidation by a Person not organized or existing under the laws of the United States, any state thereof, the District of Columbia, Canada or any province thereof, the Successor Borrower shall be an entity organized or existing under the laws of the country in which the non-surviving Borrower was organized or existing or the laws of any state or province thereof, (2) the Successor Borrower shall expressly assume all the obligations of a Borrower under this Agreement and the other Loan Documents pursuant to a supplement hereto or thereto in form reasonably satisfactory to the Agent, (3) each applicable Guarantor, unless it is the other party to such merger, amalgamation or consolidation, shall have by a supplement hereto confirmed that its Continuing Guarantee (including any guarantee thereunder) shall apply to the Successor Borrower’s obligations under this Agreement, and (4) if such merger, amalgamation or consolidation is with respect to a Borrower or Guarantor, the Borrower shall have delivered to the Agent (a) an officer’s certificate stating that such merger, amalgamation or consolidation and such supplements to this Agreement and the other Loan Documents preserve the enforceability of the Continuing Guarantee, and (b) if reasonably requested by the Agent, an opinion of counsel to the effect that such merger, amalgamation or consolidation does not violate this Agreement or any other Loan Document, and provided further that if the foregoing are satisfied, the Successor Borrower will succeed to, and be substituted for, such Borrower under this Agreement;

(ii)	any Subsidiary of a Borrower (other than another Borrower) or any other Person may be merged, amalgamated or consolidated with or into any one or more Subsidiaries of such Borrower, provided that (A) in the case of any merger, amalgamation or consolidation involving one or more Subsidiaries (other than Unrestricted Entities), (1) a Subsidiary shall be the continuing or surviving entity or (2) such Borrower shall take all steps necessary to cause the Person formed by or surviving any such merger, amalgamation or consolidation (if other than an Unrestricted Entities) to become a Guarantor (if such Subsidiary meets the criteria thereof), (B) in the case of any merger, amalgamation or consolidation involving one or more Guarantors, a Guarantor shall be the continuing or surviving entity or the Person formed by or surviving any such merger, amalgamation or consolidation (if other than a Guarantor) shall execute a supplement or joinder to this Agreement and to the Continuing Guarantee, or deliver a new Continuing Guarantee (as required), in order to become a Guarantor to the extent required under Section 8.2(k), (C) no Default or Event of Default would result from the consummation of such merger, amalgamation or consolidation, and (D) if such merger, amalgamation or consolidation is with respect to a Borrower or Guarantor, such Borrower shall have delivered to the Agent an officer’s certificate stating that such merger, amalgamation or consolidation and such supplements and/or joinders to any Continuing Guarantee preserve the enforceability of the guarantee;
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(f)	it will not, nor will it permit any of its Subsidiaries (other than Unrestricted Entities) to, without obtaining the prior written consent of the Majority Lenders:

(i)	make any acquisition of any business other than the acquisition of an Eligible Business;

(ii)	make any investments in and/or provide financial assistance to Unrestricted Entities exceeding an aggregate initial investment value equal to the greater of U.S.$300,000,000 and 10% of Consolidated Total Assets (determined as of the end of the most recently completed Fiscal Quarter of the Canadian Borrower and its Subsidiaries immediately preceding the date of the investment) at any time (for certainty, there shall be no restriction on investments in, or financial assistance to any Subsidiary that is not an Unrestricted Entity); or

(iii)	establish, incorporate, otherwise form, charter or create any new Subsidiary other than (a) in connection with the acquisition of an Eligible Business, (b) in connection with a Receivables Transaction or (c) in the ordinary course of business;

(g)	it will not amend any of the terms, conditions and/or covenants applicable to the Permitted Unsecured Loans such that the lenders under the Permitted Unsecured Loans benefit from Specified Terms that are more favourable to the lenders under the Permitted Unsecured Loans than those provided for hereunder or under the Continuing Guarantees unless concurrently with any such amendments to the Permitted Unsecured Loans equivalent amendments are made to the terms hereof and/or to the Continuing Guarantees. For the purposes of this section, “Specified Terms” means (i) any requirement to provide guarantees or security or arrangements akin thereto, (ii) a negative covenant in respect of restrictive payments, (iii) a negative covenant in respect of the incurrence of additional indebtedness, (iv) financial covenants, (v) events of default, and (vi) any mandatory repayment provisions, however for certainty, Specified Terms shall not extend to scheduled maturity dates of Permitted Unsecured Loans; and

(h)	it will not, nor will it permit any of its Subsidiaries (other than Unrestricted Entities) to, (i) establish or contribute to any Canadian Defined Benefit Pension Plan, or (ii) acquire an interest in any Person if such Person sponsors, administers, maintains or contributes to, or has any liability in respect of any Canadian Defined Benefit Pension Plan.

(i)	it will not, nor will it permit any of its Subsidiaries nor any of its or their respective directors, officers, employees and agents to use, the proceeds of any Borrowing or Letter of Credit (i) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws, (ii) for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country, or (iii) in any manner that would result in the violation of any Sanctions applicable to any party hereto or any Subsidiary of such party. Notwithstanding the foregoing, the covenant given in this Section 8.3(i) shall not be made by nor apply to any Person that qualifies as a corporation that is registered or incorporated under the laws of Canada or any province thereof and that carries on business in whole or in part in Canada within the meaning of Section 2 of the Foreign Extraterritorial Measures (United States) Order, 1992 passed under the Foreign Extraterritorial Measures Act (Canada) in so far as such representations would result in a violation of or conflict with the Foreign Extraterritorial Measures Act (Canada) or any similar law.
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8.4	Financial Covenants

(a)	The Canadian Borrower will, at all times, maintain:

(i)	a Total Debt/Consolidated EBITDA Ratio of not more than 3.5 to 1.0; and

(ii)	on a consolidated and rolling 4 Quarters basis, an Interest Coverage Ratio of greater than 2.0 to 1.

Article 9
– EVENTS OF DEFAULT

9.1	Events of Default

Upon the occurrence of any one or more of the following events (an “Event of Default”):

(a)	the non-payment by a Borrower when due, whether by acceleration or otherwise, of any payment of principal due under the Facilities, or otherwise hereunder;

(b)	the non-payment by a Borrower when due (or within three (3) Business Days thereafter) whether by acceleration or otherwise, of any payment (other than a payment of principal) due under the Facilities or otherwise hereunder;

(c)

(i)	except as permitted by Section 8.3(e), the commencement of proceedings by a Borrower, any Guarantor or, except as permitted by Section 9.2, any of their Subsidiaries for the dissolution, merger, amalgamation, liquidation, administration or winding up of any of a Borrower or any Guarantor or any of their Subsidiaries or for the suspension of the operations of any of a Borrower or any Guarantor or any of their Subsidiaries (other than in each case with respect to any Unrestricted Entities);

(ii)	the commencement of proceedings against a Borrower, any Guarantor or any of their Subsidiaries for the dissolution, merger, amalgamation, liquidation, administration or winding-up of any of a Borrower or any Guarantor or any of their Subsidiaries unless such proceedings are being actively and diligently contested by the Borrower, or Guarantor or such Subsidiary, as the case may be, in good faith to the satisfaction of the Majority Lenders (other than in each case with respect to any Unrestricted Entities);

(d)

(i)	a Borrower or any Guarantor or, except as permitted by Section 9.2, any of their Subsidiaries (other than an Unrestricted Entity) is adjudged or declared bankrupt or insolvent or makes an assignment for the benefit of creditors, or petitions or applies to any tribunal for the appointment of a receiver, custodian, administrator, monitor, sequestrator or trustee for a Borrower, any Guarantor or any such Subsidiary or for any substantial part of its property, or commences any proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution, administration or liquidation law or statute of any jurisdiction whether now or hereafter in effect relating to or governing debtors or such proceedings are commenced against it (unless, in the case of proceedings commenced against it, such proceedings are being actively and diligently contested by such Borrower, such Guarantor or such Subsidiary in good faith to the satisfaction of the Majority Lenders), or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for a Borrower, any Guarantor or any such Subsidiary or for any substantial part of its property, or suffers the appointment of any receiver, custodian, administrator, monitor, sequestrator or trustee and any such appointment continues undischarged and in effect for a period of 30 days; provided that during such 30 day period such appointment is being actively and diligently contested by such Borrower or Guarantor or Subsidiary in good faith to the satisfaction of the Majority Lenders and in the case of a Borrower such receiver, custodian, administrator, monitor, sequestrator or trustee shall not have taken possession of or otherwise enforced its rights over the property in respect of which it has been appointed;
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(ii)	in respect of an Australian Borrower or Australian Guarantor:

(A)	an Australian Borrower or Australian Guarantor is or is presumed or deemed to be unable or admits inability to pay its debts as they fall due, suspends making payments on any of its debts or a moratorium is declared in respect of any indebtedness of any an Australian Borrower or Guarantor;

(B)	any corporate action, legal proceedings or other procedure or step is taken in relation to:

(1)	the suspension of payments, a moratorium of any indebtedness, winding up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any Australian Borrower or Australian Guarantor except an application made to a court for the purposes of winding up such a person which is disputed by an Australian Borrower or Australian Guarantor acting diligently and in good faith and dismissed within 30 Business Days;

(2)	a composition, assignment or scheme of arrangement with any creditor of any Australian Borrower or Australian Guarantor;

(3)	the appointment of a liquidator, receiver, administrator, administrative receiver, compulsory manager or other similar officer in respect of any Australian Borrower or Australian Guarantor or any of their assets except an application made to a court for the purposes of appointing such a person which is disputed by such Australian Borrower or Australian Guarantor acting diligently and in good faith and dismissed within 30 Business Days; or

(4)	enforcement of any Liens over any assets of any Australian Borrower or Australian Guarantor except where such enforcement is disputed by such Australian Borrower or Australian Guarantor acting diligently and in good faith and has not been stayed within 30 Business Days;
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(e)	the UK Borrower, Colliers EMEA, the Dutch Borrower or a Guarantor (i) is unable or admits inability to pay its debts as they fall due; (ii) suspends making payments on any of its debts by reason of actual or anticipated financial difficulties, (iii) by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness, or (iv) in respect of the UK Borrower, Colliers EMEA, the Dutch Borrower or a Guarantor, the value of its assets is less than that its liabilities (taking into account contingent and prospective liabilities) or a moratorium or other protection from its creditors is declared or imposed in respect of any its indebtedness;

(f)	any material representation or warranty made in any Loan Document by a Borrower, the Guarantor, or any of their Subsidiaries or any information furnished in writing to an Agent or Lender by a Borrower, any Guarantor or any such Subsidiary proves to have been incorrect in any material respect when made or furnished save that if any such materially incorrect representation or warranty is capable of being corrected and none of the Agents and the Lenders has been prejudiced by such materially incorrect representation or warranty, then the Borrowers shall have 30 days after written notice to do so by the Administration Agent to take such action to make the representation or warranty true and correct at such time, in which case such representation or warranty shall be deemed to have been true and correct when originally made or furnished;

(g)	a writ, execution or attachment or similar process is issued or levied against all or a substantial portion of the property of a Borrower, any Guarantor or any of their Subsidiaries in connection with any judgment against a Borrower, any Guarantor or any of their Subsidiaries in any amount which materially affects the assets of a Borrower, any Guarantor or its Subsidiaries, and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within 30 days after its entry, commencement or levy; provided that during such 30 day period such process if being actively and diligently contested by such Borrower or Guarantor or Subsidiary in good faith to the satisfaction of the Majority Lenders (other than in each case with respect to any Unrestricted Entities);

(h)	the breach or failure by the Borrowers, a Guarantor or any Subsidiary to perform or observe the covenants contained in Sections 8.3(a), 8.3(d), 8.3(e), 8.3(f)(i), 8.3(h), 8.3(i) or 8.4.

(i)	the breach or failure of due performance by a Borrower or any Guarantor of any covenant or provision of this Agreement, other than those heretofore dealt with in this Section 9.1, which is not remedied by such Borrower, or Guarantor within ten (10) Business Days, after written notice to do so by the Administration Agent or any Lender; provided that such breach or failure is capable of being remedied and during such ten (10) Business Day period the Borrower or Guarantor is proceeding actively and diligently in good faith to remedy such breach or failure to the satisfaction of the Majority Lenders;

(j)	demand by any Person (including, without limitation, any Lender) is made on a Borrower, any Guarantor or any of their Subsidiaries (other than any Unrestricted Entities) in respect of indebtedness, in an aggregate amount of U.S.$50,000,000 (or the Equivalent Amount thereof) payable on demand by such Borrower, such Guarantor or such Subsidiary and such Borrower, such Guarantor or such Subsidiary has not, when due and payable, made payment of the amount so demanded or contested the validity of such demand in good faith or a Borrower, any Guarantor or any of their Subsidiaries (other than any Unrestricted Entities) is in default under any term or provision of any agreement, deed, indenture or instrument (other than this Agreement) between such Borrower, such Guarantor or such Subsidiary as the case may be, and any Person (including, without limitation, any Lender) shall have accelerated or shall have the right to accelerate any indebtedness (including Financial Contract Obligations) in the aggregate amount of U.S.$50,000,000 (or the Equivalent Amount thereof) of a Borrower, such Guarantor or such Subsidiary, as the case may be;
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(k)	except as expressly permitted under Section 8.3(e), a Borrower, any Guarantor or any of their Subsidiaries (other than any Unrestricted Entities) ceases or threatens to cease to carry on all or a substantial part of the business currently carried on by such Borrower, such Guarantor or such Subsidiary;

(l)	there is any change in ownership of shares of the Canadian Borrower which results in any shareholder or group of related or affiliated shareholders (other than: (i) Jay S. Hennick; (ii) the spouse, children or estate of Jay S. Hennick (together with Jay S. Hennick being the “Hennick Family”); (iii) a trust, the sole beneficiaries of which are any of the Hennick Family; and (iv) any and all corporations or entities which are directly or indirectly controlled by any of the Hennick Family) owning shares of the Canadian Borrower having voting rights in excess of the applicable Change of Control Threshold;

(m)	any guarantee of the Obligations shall fail to remain in full force or effect or any action shall be taken to discontinue or to assert the invalidity or unenforceability of such guarantee, or any Guarantor shall fail to comply with any of the terms or provisions of such guarantee to which it is a party, or any Guarantor shall deny that it has any further liability under such guarantee to which it is a party, or shall give notice to such effect; or

(n)	any Loan Document shall fail to remain in full force or effect or any action shall be taken by any Borrower or Guarantor or any of its Affiliates to discontinue or to assert the invalidity or unenforceability of any Loan Document;

the Administration Agent shall, if so instructed by the Majority Lenders, by written notice to the Borrowers declare the Borrowings, including accrued interest thereon, and all other indebtedness of the Borrowers to any of the Lenders and/or the Agents in connection with this Agreement to be due and payable, whereupon:

(i)	any right of the Borrowers to any further utilization of the Facilities and any obligations of the Lenders under the Commitments terminates; and

(ii)	all Borrowings and other indebtedness of the Borrowers to any of the Lenders and/or to the Agents in connection with this Agreement are, notwithstanding anything in this Agreement to the contrary, immediately due and payable without further demand or other notice of any kind, all of which are expressly waived by the Borrowers and Guarantors, and the Borrowers shall immediately:

(A)	pay to the Canadian Agent, the U.S. Agent, the European Agent and/or the Australian Agent, as the case may be, the amount so declared to be due and payable (except for the Principal Amount of the Bankers’ Acceptances then issued and outstanding);

(B)	pay to the Canadian Agent, a sum of money in Cdn.$ equal to such amount which the Canadian Agent shall establish as being the amount which if invested in certificates of deposit or similar money market instruments issued by the Canadian Agent will, together with the yield derived from such investments (the sum of such amount and such yield the “Amount”), equal the Principal Amount of all Bankers’ Acceptances then issued and outstanding. The Canadian Agent shall, promptly upon receipt of the Amount distribute among the Lenders the Amount or the applicable portion thereof for such Bankers’ Acceptances;
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(C)	if so requested by the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, pay to such Agent an amount in immediately available funds (which funds shall be held as collateral pursuant to arrangements satisfactory to such Agent) equal to the aggregate amount available for drawing under all Letters of Credit then outstanding; and

provided, however, that upon an Event of Default occurring pursuant to Section 9.1(c) or (d), all Borrowings, including accrued interest thereon, and all other indebtedness of the Borrowers to any of the Lenders and/or the Agents in connection with this Agreement, shall immediately be due and payable without further demand or notice of any kind.

9.2	Bankruptcy Exception

The Events of Default set out in Section 9.1(c)(i) and Section 9.1(d) shall not apply to any case involving a Subsidiary (who is not a Borrower or a Guarantor) of the Canadian Borrower, where (a) the events which would otherwise meet the requirements of Section 9.1(c)(i) and/or Section 9.1(d) have only occurred as a result of a reasonable strategic business decision, by the Canadian Borrower or other parent of the applicable Subsidiary, (b) the applicable Subsidiary has a trailing 12 month average EBITDA of less than two percent (2%) of Consolidated EBITDA prior to such strategic business decision, and (c) no other Default or Event of Default has occurred and is continuing, or would result from taking any such course of action; provided, however, that the foregoing exception to the Events of Default in Sections 9.1(c)(i) and 9.1(d) will only be permitted with respect to any Subsidiary, or group of Subsidiaries of the Canadian Borrower, up to a maximum aggregate amount of U.S.$10,000,000 (in EBITDA) during the term of this Agreement.

9.3	Continuing Guarantees

(a)	Upon the occurrence of an Event of Default, the Continuing Guarantees held by the Administration Agent and/or any Lender shall become immediately enforceable and the Majority Lenders may, in their absolute discretion, instruct the Administration Agent or, in respect of any Continuing Guarantee held by any Lender directly, such Lender, to take any and all steps in order to enforce the Continuing Guarantees, in whole or in part.

(b)	The Borrowers’ obligations and liabilities under this Agreement are in no way affected or diminished in the event of any such enforcement of any Continuing Guarantee by the Administration Agent or any such Lender.

9.4	Remedies Not Exclusive

The Borrowers and the Guarantors expressly agree that the rights and remedies of the Agents and the Lenders under this Agreement and the Continuing Guarantees are cumulative and in addition to, and not in substitution for, any rights or remedies provided by law; any single or partial exercise by an Agent or any Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement in this Agreement does not affect its or their rights and does not waive, alter, affect, or prejudice any other right or remedy to which an Agent or the Lenders may be lawfully entitled for the same default or breach. Any waiver by an Agent or any of the Lenders of the strict observance of, performance of or compliance with any term, covenant, condition or agreement of this Agreement, and any indulgence by any Agent or any of the Lenders is not a waiver of that or any subsequent default.

9.5	Set Off

In addition to any rights now or hereafter granted under Applicable Law and not by way of limitation of any such rights, each of the Lenders is authorized during an Event of Default which is continuing, without notice to the Borrowers, any Guarantor or to any other Person, any such notice being expressly waived by the Borrowers and each Guarantor, to set off and to appropriate and to apply any and all deposits, matured or unmatured, general or special and any other indebtedness at any time held by or owing by each of the Lenders to or for the credit of or the account of any of the Borrowers or any Guarantor against and on account of the obligations and liabilities of the Borrowers and the Guarantors due and payable to each of the Lenders under this Agreement, including without limitation, all claims of any nature or description arising out of or connected with this Agreement.

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9.6	Sustainability Certificate Non-Delivery and No Pricing Adjustment

(a)	Notwithstanding anything set out in this Agreement to the contrary, neither the failure of the Canadian Borrower to publish a Sustainability Report or deliver a Sustainability Certificate, in each case, pursuant to this Agreement nor the failure of the Canadian Borrower to meet or satisfy any SPT Metric set out in the “Applicable Sustainability Margin Adjustment” definition shall be, or deemed to be, a Default or an Event of Default.

(b)	Upon the occurrence and during the continuance of an Event of Default, the Applicable Margin shall not be reduced by the Applicable Sustainability Margin Adjustment; provided that, for certainty, the Applicable Margin may be increased by the Applicable Sustainability Margin Adjustment upon the occurrence and during the continuance of an Event of Default.

Article 10
– PAYMENTS

10.1	Payments to Agents/Swingline Lenders

(a)	All payments to be made by the Canadian Borrower and CMN in connection with this Agreement shall be made in funds having same day value to the Canadian Agent, for its own account or for the account of the Canadian Lenders, at Bank of Montreal, for account:

For Canadian $ - Ref: Colliers International Group Inc.

Name of currency:	CAD
Bank Name:	Bank of Montreal
Address	Global Payment Services, 129 St. Jacques Rue Montreal, PQ
SWIFT Address:	[REDACTED]
Account No:	[REDACTED]
Account Name:	[REDACTED]
Reference:	Colliers International Group Inc.

For US $ - Ref. Colliers International Group Inc.

Name of currency:	USD
Bank Correspondent Name:	Wells Fargo Bank NA, New York (ABA #[REDACTED])
SWIFT Address of correspondent Bank:	[REDACTED]
Account With:	Bank of Montreal, Montreal
SWIFT Address:	[REDACTED]
Address:	Bank of Montreal, GFS 250 Yonge St., 11th Floor Toronto, ON M5B 2L7
Account No:	[REDACTED]
Account Name:	[REDACTED]
Reference:	Colliers International Group Inc.

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For Sterling – Ref. Colliers International Group Inc.

Name of currency:	GBP
Bank Correspondent Name:	LLOYDS TSB BANK PLC
Address	LONDON UK
SWIFT Address of correspondent Bank:	[REDACTED]
Account No:	[REDACTED]
Account Name:	[REDACTED]
Reference:	Globestar Limited and Colliers International EMEA Holdings Limited

For Euros – Ref. Colliers International Group Inc.

Name of currency:	EUR
Bank Correspondent Name:	COMMERZBANK
Address	FRANKFURT GERMANY
SWIFT Address of correspondent Bank:	[REDACTED]
Account No:	[REDACTED]
Account Name:	[REDACTED]
Reference:	Globestar Limited and Colliers International EMEA Holdings Limited

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or at any other office or account designated by the Canadian Agent. Any such payment shall be made on the date upon which such payment is due, in accordance with the terms hereof, no later than 10:00 a.m. Any such payment shall be a good discharge to the Canadian Borrower or CMN, as applicable, for such payment and, if any such payment is for the account of the Lenders, the Canadian Agent shall hold the amount so paid “in trust” for the Lenders until distributed to them in accordance with this Agreement.

(b)	All payments to be made by the U.S. Borrower in connection with this Agreement shall be made in funds having same day value to the U.S. Agent, for the account of the U.S. Lenders:

For US $ - Ref. Colliers International Holdings (USA), Inc.

Name of currency:	USD
Bank Correspondent Name:	BMO Harris Bank, Chicago, IL
Address	115 S LaSalle St., Chicago, IL 60603
SWIFT Address of correspondent Bank:	[REDACTED]
Account No:	[REDACTED]
Account Name:	[REDACTED]
Reference:	Colliers International Holding (USA) Inc.

For Sterling - Ref. Colliers International Holdings (USA), Inc.

Name of currency:	GBP
Bank Correspondent Name:	HSBC Bank PLC, London SC400515
Address	London UK
SWIFT Address of correspondent Bank:	[REDACTED]
Account No:	[REDACTED]
Account Name:	[REDACTED]
Reference:	REF [Colliers International Holdings (USA), Inc.]

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For Euros - Ref. Colliers International Holdings (USA), Inc.

Name of currency:	EUR
Bank Correspondent Name:	Rabobank Nederland, Utrecht, The Netherlands
Address	The Netherlands
SWIFT Address of correspondent Bank:	[REDACTED]
Account No:	[REDACTED]
Account Name:	[REDACTED]
Reference:	REF (Colliers International Holdings (USA), Inc.]

or at any other office or account designated by the U.S. Agent. Any such payment shall be made on the date upon which such payment is due, in accordance with the terms hereof, no later than 10:00 a.m. Any such payment shall be a good discharge to the U.S. Borrower for such payment and, if any such payment is for the account of the U.S. Lenders, the U.S. Agent shall hold the amount so paid “in trust” for the U.S. Lenders until distributed to them in accordance with this Agreement.

(c)	All payments to be made by the UK Borrower, the Dutch Borrower and Colliers EMEA in connection with this Agreement shall be made in funds having same day value to the European Agent, for its own account or for the account of the UK Lender and the Colliers EMEA Lender, as applicable:

For Sterling - Ref: Globestar Limited

Name of currency:	GBP
Bank Correspondent Name:	LLOYDS TSB BANK PLC
Address	LONDON UK
SWIFT Address of correspondent Bank:	[REDACTED]
Account No:	[REDACTED]
Account Name:	[REDACTED]
Reference:	REF CCLO LONDON [Globestar Limited]

For USD - Ref: Globestar Limited

Name of currency:	USD
Bank Correspondent Name:	WELLS FARGO BANK N.A,
Address	N.Y., USA
SWIFT Address of correspondent Bank:	[REDACTED]
Account No:	[REDACTED]
Account Name:	[REDACTED]
Reference:	REF CCLO LONDON [Globestar Limited]

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For Euros - Ref: Colliers International EMEA Holdings Limited

Name of currency:	EUR
Bank Correspondent Name:	COMMERZBANK
Address	FRANKFURT GERMANY
SWIFT Address of correspondent Bank:	[REDACTED]
Account No:	[REDACTED]
Account Name:	[REDACTED]
Reference:	REF CCLO LONDON [Colliers International EMEA Holdings Limited]

For USD - Colliers International EMEA Holdings Limited

Name of currency:	USD
Bank Correspondent Name:	WELLS FARGO BANK N.A,
Address	N.Y., USA
SWIFT Address of correspondent Bank:	[REDACTED]
Account No:	[REDACTED]
Account Name:	[REDACTED]
Reference:	REF CCLO LONDON [Colliers International EMEA Holdings Limited]

or at any other office or account designated by the European Agent. Any such payment shall be made on the date upon which such payment is due, in accordance with the terms hereof, no later than 8:00 a.m. Any such payment shall be a good discharge to the UK Borrower, the Dutch Borrower or Colliers EMEA, as applicable, for such payment and, if any such payment is for the account of the applicable Lenders, the European Agent shall hold the amount so paid “in trust” for the applicable Lenders until distributed to them in accordance with this Agreement.

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(d)	All payments to be made by the Australian Borrower in connection with this Agreement shall be made in funds having same day value to the Australian Agent, for its own account or for the account of the Australian Lender:

For Australian Dollars - Account Bank: HSBC BANK AUSTRALIA LIMITED (Swift: [REDACTED]), Account Name: [REDACTED] [REDACTED], Account Number: [REDACTED], Reference: Interest Payment – (Colliers International Holdings (Australia) Limited)

For U.S. Dollars - USD Corresponding Bank: HSBC BANK USA NA, NEW YORK (Swift: [REDACTED]), Account Bank: HSBC BANK AUSTRALIA LIMITED (Swift: HKBAAU2S), Account Name: [REDACTED], Account Number: [REDACTED], Reference: Interest Payment – (Colliers International Holdings (Australia) Limited)

or at any other office or account designated by the Australian Agent. Any such payment shall be made on the date upon which such payment is due, in accordance with the terms hereof, no later than 8:00 a.m. Any such payment shall be a good discharge to the Australian Borrower for such payment and, if any such payment is for the account of the applicable Lenders, the Australian Agent shall hold the amount so paid “in trust” for the applicable Lenders until distributed to them in accordance with this Agreement.

(e)	Payments to each Canadian Swingline Lender shall be made directly to such Canadian Swingline Lender as directed by such Canadian Swingline Lender to the Canadian Borrower from time to time, payments to the U.S. Swingline Lender shall be made directly to the U.S. Swingline Lender as directed by the U.S. Swingline Lender to the U.S. Borrower from time to time, payments to the U.S. Sweep Depositary shall be made directly to the U.S. Sweep Depositary as directed by the U.S. Sweep Depositary to the U.S. Borrower from time to time and payments to the Australian Swingline Lender shall be made directly to the Australian Swingline Lender as directed by the Australian Swingline Lender to the Australian Borrower from time to time.

(f)	Whenever a payment is due on a day which is not a Business Day, the day for payment is the following Business Day.

10.2	Payments by Lenders to Agents

All payments to be made by any Lender to an Agent in connection with Borrowings shall be made in funds having same day value to such Agent, for the applicable Borrower’s applicable Cdn.$, U.S.$, Sterling, Euros or Australian Dollars account (unless otherwise specified), at the branch, office or account mentioned in or designated under Section 10.1(a), (b), (c) or (d) and by the time designated therein.

10.3	Payments by Agents to Borrowers

Any payment received by an Agent for the account of a Borrower shall be paid in funds having same day value to such Borrower by such Agent on the date of receipt or, if such date is not a Business Day, on the next Business Day, to the Canadian Borrower’s operating accounts, CMN’s operating accounts, the U.S. Borrower’s operating account, the UK Borrower’s operating account, Colliers EMEA’s operating account, the Dutch Borrower’s operating account or the Australian Borrower’s operating account, as the case may be, at the same branch, or to such other accounts as a Borrower may designate.

10.4	Distribution to Lenders and Application of Payments

(a)	Except as otherwise indicated herein, all payments made to an Agent, Swingline Lender or Issuing Bank by a Borrower for the account of the Lenders in connection herewith shall be distributed the same day by such Person in funds having same day value among the Lenders to the accounts last designated in writing by such Lenders respectively to the Agents pro rata, in accordance with their respective Participations with respect to the Loans, Bankers’ Acceptances or Letters of Credit in respect of which any such payment is made. In no event shall any Defaulting Lender be entitled to fees held by Agent pursuant to Section 2.5.
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(b)	Any amounts so distributed shall be applied by the Lenders in the following order:

(i)	to amounts due pursuant to Article 7 or Article 11;

(ii)	to amounts due pursuant to Article 12;

(iii)	to amounts due pursuant to Article 4;

(iv)	to principal and interest due under this Agreement;

(v)	to amounts due pursuant to Section 2.14; and

(vi)	to any other amounts (including Obligations) due pursuant to this Agreement.

(c)	Notwithstanding the foregoing, amounts received from any Borrower or Guarantor shall not be applied to any Excluded Swap Obligations of such Borrower or Guarantor.

10.5	No Set Off or Counterclaim

All payments by a Borrower or any Guarantor shall be made free and clear of and without any deduction for or on account of any set off or counterclaim.

10.6	Non Receipt By Agents

Where a sum is to be paid hereunder to an Agent for the account of another party hereto, such Agent shall not be obliged to make the same available to that other party hereto until it has been able to establish that it has actually received such sum, but if it does pay out a sum and it proves to be the case that it had not actually received the sum it paid out, then the party hereto to whom such sum was so made available shall on request ensure that the amount so made available is refunded to such Agent and shall on demand indemnify such Agent against any cost or loss it may have suffered or incurred by reason of its having paid out such sum prior to its having received such sum.

10.7	When Due Date Not Specified

Whenever this Agreement does not provide a date when any amount payable hereunder shall be due and payable such amount shall be due and payable on the fifth (5th) Business Day following written notice or demand for payment thereof by an Agent or any Lender save that nothing hereinbefore provided shall in any way affect or alter the rights and remedies available to the Agents and any Lender under Article 9.

10.8	Agents’ Authority to Debit

In respect of all amounts payable by a Borrower under this Agreement, the Borrowers and each Guarantor hereby authorize and instruct the Agents, as applicable, to debit, from time to time when such amounts are due and payable, the account or accounts designated pursuant to Section 10.3 and all other accounts of the applicable Borrower or Guarantor, whether such accounts are maintained with an Agent or otherwise, for the purpose of satisfying payment thereof.

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Article 11
– EXPENSES

11.1	Payment of Expenses

Whether or not an Event of Default exists, the Borrowers shall, jointly and severally:

(a)	pay (i) all reasonable out of pocket expenses of the Agents and the Lenders incurred in the preparation, negotiation, execution and delivery of this Agreement, the Continuing Guarantees and all other documents relating hereto including, without limitation, legal fees and out of pocket expenses of Lenders’ Counsel and their agents (but not including separate legal counsel engaged by any particular Lender) and (ii) all other reasonable out-of-pocket expenses of the Agents incurred in connection with the establishment and maintenance of the Facilities including, without limitation, environmental and other consultants’ fees and expenses;

(b)	pay all reasonable out of pocket expenses of the Agents incurred in the amendment or modification of this Agreement or documents (including waivers or consents) relating thereto at a Borrower’s request (whether or not any such amendment or modification is actually consummated) including without limitation, legal fees and out of pocket expenses of Lenders’ Counsel and their agents;

(c)	pay all reasonable out of pocket expenses of the Agents, the Lenders and the Issuing Banks incurred in the enforcement and preservation of any of their rights under this Agreement, the Continuing Guarantees or any other Loan Document, including, without limitation, legal fees and out of pocket expenses of Lenders’ Counsel or other counsel and their agents; and

(d)	indemnify the Agents, the Lenders and the Issuing Banks from all losses, costs, damages, liabilities and reasonable out-of-pocket expenses:

(i)	incurred by or asserted against any Agent or Lender or Issuing Bank or any Related Party of an Agent or a Lender (each an “Indemnified Party”) by any third party arising out of or in connection with the execution and delivery of this Agreement, the Loan Documents or any of the other documents related or ancillary thereto or non-performance by the parties hereto of their respective obligations hereunder or thereunder and including any losses, claims, damages, liabilities and related expenses incurred by such Indemnified Party as the result of any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory brought by a third party at any time or brought by a Borrower or a Guarantor or any Related Party of a Borrower or a Guarantor;

(ii)	which any Agent or Lender sustains or incurs (including, without limitation, any loss of profit or expenses any Lender incurs by reason of the liquidation or redeployment of deposits or other funds acquired by such Lender to maintain Borrowings or any interest or other charges payable by such Lender to other lenders of funds borrowed in order to make, to fund or to maintain the Loans or to maintain any amount in default) as a consequence of (I) any prepayment (it being understood that the mandatory repayments to be made pursuant to Section 3.1 do not constitute prepayments), (II) any acceleration of the payment of Borrowings pursuant to Section 9.1 or 16.8 or (III) any default by a Borrower under any of the provisions of this Agreement including, without limitation, a failure to borrow on a Drawdown Date or to issue Bankers’ Acceptances on an Acceptance Date, a failure to pay interest on, or principal amounts of, the Loans on the dates due, the failure to make a payment on the specified date or the failure to make a payment in accordance with this Agreement or any misrepresentation by a Borrower contained in or delivered in writing in connection with this Agreement; and
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(iii)	incurred by the Issuing Banks and the Lenders in connection with any and all actions, proceedings, costs, damages, expenses, taxes (other than taxes on overall net income, assets or capital), claims and demands by reason of or arising in any way whatsoever in connection with the opening, establishing or paying of the amounts payable under Letters of Credit issued at the request of a Borrower or arising in connection with any amounts payable by any Issuing Bank or any Lender thereunder;

provided that such indemnity shall not, as to any Indemnified Party, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final judgment to have resulted from the gross negligence or wilful misconduct of such Indemnified Party.

The certificate of an officer or manager of any Agent or any such Lender setting forth the amount of any such losses, damages, expenses and liabilities shall constitute, absent manifest error, prima facie evidence of any such amount and any Agent shall debit, from any Borrower’s accounts, the amount stipulated in the certificate in accordance with Section 10.8. The affected Agent or Lender shall also provide to the affected Borrower a statement setting out the basis for the calculation of such amount.

11.2	Survival

Without prejudice to the survival or termination of any other agreement of the Borrowers under this Agreement, the obligations of the Borrowers under Section 11.1 survive the repayment of all the Borrowings and the termination of the Commitments.

11.3	Environmental Indemnity

(a)	Subject to the limitations in this Section 11.3, the Borrowers agree to and do hereby, jointly and severally, indemnify and save harmless the Indemnified Parties from and against any and all losses, damages, costs and expenses of any and every nature and kind whatsoever which at any time or from time to time may be paid by or incurred by them (without duplication and net of Tax Recoveries by any of the Indemnified Parties) for, with respect to, or as a direct or indirect result of the disposal, refining, generation, manufacture, production, storage, handling, presence, treatment, transfer, release, processing or transportation of any Hazardous Material in, on or under any property of whatsoever nature or kind of a Borrower, or any Subsidiary thereof, or the discharge, emission, spill or disposal from such property into or upon any land, the atmosphere or any watercourse, body of water or wetland of any Hazardous Material where it has been proven that the source of the Hazardous Material is the said property to the extent that such losses, damages, costs and expenses arise out of the relationship between the Indemnified Parties and a Borrower reflected herein including, without limitation:

(i)	the cost of defending and/or counterclaiming or claiming over against third parties in respect of any action or matter referred to above;

(ii)	any cost, liability or damage arising out of any settlement of any action referred to above to which any Indemnified Party is a party; and

(iii)	costs of any cleanup in connection with any matter referred to above.
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(b)	In the event that any claim, action, order, suit or proceeding, including, without limiting the generality of the foregoing, any inquiry or investigation (whether formal or informal) is brought or instituted against any Indemnified Party, the Indemnified Party shall promptly notify the Borrowers and the Borrowers shall promptly retain counsel who shall be reasonably satisfactory to the Indemnified Parties to represent the Indemnified Parties in such claim, action, order, suit or proceeding and the Borrowers shall pay all of the reasonable fees and disbursements of such counsel relating to such claim, action, order, suit or proceeding.

(c)	In any such claim, action, order, suit or proceeding, the Indemnified Parties shall have the rights to retain other counsel to act on their behalf, provided that the fees and disbursements of such other counsel shall be paid by the Indemnified Parties unless: (i) the Borrowers and the Indemnified Parties shall have mutually agreed to the retention of such other counsel; or (ii) the named parties to any such claim, action, order, suit or proceeding (including any added, third or impleaded parties) include the Borrowers and the Indemnified Parties and representation of all such parties by the same counsel would be inappropriate due to actual or potential differing interests between them (such as the availability of different defences).

(d)	Notwithstanding anything contained in this Section 11.3, none of the Indemnified Parties shall agree to any settlement of any such claim, action, order, suit or proceeding unless the Borrowers shall have consented in writing thereto, and the Borrowers shall not be liable for any settlement of any such claim, action, order, suit or proceeding unless they have consented in writing thereto. The Borrowers shall be entitled to settle any such claim, action, order, suit or proceeding on any terms it deems appropriate.

(e)	The provisions of this Section 11.3 shall survive the Final Maturity Date and the repayment of all Borrowings hereunder and the satisfaction by the Borrowers of all other obligations hereunder.

(f)	For the purposes of this Section 11.3, “Tax Recoveries” of any Person in respect of a payment or outlay made or incurred by such Person means the Taxes that would be saved or recovered by such Person and the creation or increase of a loss or credit for Tax purposes which may be used to reduce Taxes payable by such Person.

Article 12
– FEES

12.1	Agency, Arrangement and other Fees

The Borrowers shall pay to the Agents, the fees for acting in the capacity of, inter alia, Administration Agents hereunder contained in the fee letter dated May 4, 2022 (as amended, restated, replaced, supplemented or otherwise modified from time to time), between the Canadian Borrower and Bank of Montreal.

12.2	Miscellaneous

Fees payable by the Canadian Borrower or CMN hereunder shall be debited by the Canadian Agent from the Cdn.$ account of the Canadian Borrower or CMN, as applicable, designated under Section 10.3 on the fifth (5th) Business Day of each Quarter, fees payable by the U.S. Borrower to the U.S. Agent shall be sent by the U.S. Borrower by wire transfer to the U.S. Agent’s account designated under Section 10.1(b) on the fifth (5th) Business Day of each Quarter and fees payable by the UK Borrower, the Dutch Borrower or Colliers EMEA to the European Agent shall be sent by the UK Borrower, the Dutch Borrower or Colliers EMEA by wire transfer to the European Agent’s applicable account designated under Section 10.1(c) on the fifth (5th) Business Day of each Quarter and fees payable by the Australian Borrower to the Australian Agent shall be sent by the Australian Borrower by wire transfer to the Australian Agent’s applicable account designated under Section 10.1(d) on the fifth (5th) Business Day of each Quarter, in each case unless otherwise directed by the applicable Borrower to the applicable Agent prior to the fifth (5) Business Day of each Quarter.

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Article 13
– THE AGENTS

13.1	Agents

Each Lender hereby:

(a)	appoints each Agent to act as its agent, as specified hereunder in connection with this Agreement and any matter contemplated hereunder; and

(b)	irrevocably authorizes each Agent for the duration of such appointment to exercise such rights, powers and discretions as are delegated to such Agent pursuant to this Agreement, the Continuing Guarantees and the other Loan Documents together with all such rights, powers and discretions as are incidental hereto or thereto. Each Agent shall have only those duties and responsibilities which are expressly specified in this Agreement, the Continuing Guarantees and the other Loan Documents, and it may perform such duties by or through its agents or employees.

This Agreement, the Continuing Guarantees and the other Loan Documents shall not place any Agent under any fiduciary duties in respect of any Lender. Each Agent and any other Person to whom an Agent may delegate duties or responsibilities as permitted under Section 13.2(h) shall enjoy the same benefits, rights and protections as those provided to the Agents under this Article “mutatis mutandis”.

13.2	Agents’ Responsibility

Each Agent may:

(a)	assume, until it is notified in writing or has actual notice or actual knowledge to the contrary, that:

(i)	any representation made by a Borrower or any of its Subsidiaries in or in connection with any of this Agreement, any Loan Document, any notice or other document, instrument or certificate is true;

(ii)	no Event of Default has occurred; and

(iii)	each Borrower or a Subsidiary of a Borrower is not in breach of or in default under, its obligations under any of this Agreement, the Continuing Guarantees or any other Loan Document;

and each Agent may also:

(b)	unless such Agent has actual knowledge or actual notice to the contrary, assume that each Lender’s address is that identified with its signature below until it has received from such Lender a notice designating some other office of such Lender as its address and act upon any such notice until the same is superseded by a further such notice;

(c)	engage and pay for the advice or services of any lawyers, accountants or other experts whose advice or services may to it seem necessary, expedient or desirable and rely upon any advice so obtained;
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(d)	unless such Agent has actual knowledge or actual notice to the contrary, rely as to matters of fact which might reasonably be expected to be within the knowledge of a Borrower or any Subsidiary of a Borrower upon a statement signed by or on behalf of a Borrower or any Subsidiary of a Borrower;

(e)	unless such Agent has actual knowledge or actual notice to the contrary, rely upon any communication or document believed by it to be genuine;

(f)	refrain from exercising any right, power or discretion vested in it under this Agreement, any Continuing Guarantee or any other Loan Document unless and until instructed by the Majority Lenders as to whether or not such right, power or discretion is to be exercised and, if it is to be exercised, as to the manner in which it should be exercised;

(g)	refrain from exercising any right, power or discretion vested in it which would or might in its opinion be contrary to any law of any jurisdiction or any directive or otherwise render it liable to any Person, and may do anything which is in its opinion necessary to comply with any such law or directive;

(h)	retain for its own benefit, and without liability to account for, any fee or other sum receivable by it for its own account;

(i)	accept deposits from, lend money to, provide any advisory or other services to or engage in any kind of banking or other business with any party (including any Affiliate thereof) to this Agreement; and

(j)	refrain from acting in accordance with any instructions of the Majority Lenders to begin any legal action or proceeding arising out of or in connection with any of this Agreement or any Bankers’ Acceptance, or take any steps to enforce any Continuing Guarantee, until it shall have received such security as it may require (whether by way of payment in advance or otherwise) against all costs, claims, expenses (including legal fees) and liabilities which it will or may expend or incur in complying with such instruction.

13.3	Agents’ Duties

Each Agent shall:

(a)	promptly upon receipt thereof, inform each Lender of the contents of any notice, document, request or other information received by it in its capacity as an Agent hereunder from a Borrower or any Subsidiary of a Borrower;

(b)	promptly notify each Lender of the occurrence of any Event of Default or any Default by a Borrower or a Guarantor in the due performance of its obligations under this Agreement, any Continuing Guarantee or any document incidental thereto to which it is expressed to be a party and of which the Agent has actual knowledge or actual notice;

(c)	each time the Borrowers request the prior written consent of the Majority Lenders, use its best efforts to obtain and communicate to the Borrowers the response of the Majority Lenders in a reasonable and timely manner having due regard to the nature and circumstances of the request;

(d)	subject to the foregoing provisions of this Section 13.3 and to Section 13.8, act in accordance with any instructions given to it by the Majority Lenders and, in particular, only take steps to enforce any Continuing Guarantee in accordance with the instructions or delegated authority of the Majority Lenders; and
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(e)	if so instructed by the Majority Lenders, refrain from exercising any right, power or discretion vested in it under this Agreement, the Continuing Guarantees, any other Loan Document or any document incidental thereto.

13.4	Protection of Agents

Notwithstanding anything to the contrary expressed or implied herein, each of the Agents shall not:

(a)	be bound to enquire as to:

(i)	whether any representation made by a Borrower, a Guarantor or any of their Subsidiaries in or in connection with this Agreement, the Continuing Guarantees, any other Loan Document or any document incidental thereto is true;

(ii)	the occurrence or otherwise of any Event of Default;

(iii)	the performance by a Borrower, a Guarantor or any of their Subsidiaries of its obligations under any of this Agreement, the Continuing Guarantees, any other Loan Document or any document incidental thereto;

(iv)	any breach of or default by a Borrower, a Guarantor or any of their Subsidiaries of or under its obligations under this Agreement, the Continuing Guarantees, or any other Loan Document or any document incidental thereto; or

(v)	the use or application by a Borrower of any of the proceeds of the Facilities;

(b)	be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account;

(c)	be bound to disclose to any Person any information relating to a Borrower or a Guarantor if such disclosure would or might in its opinion constitute a breach of any law or regulation or be otherwise actionable at the suit of any Person; or

(d)	accept any responsibility for the accuracy and/or completeness of any information supplied in connection herewith or for the legality, validity, effectiveness, adequacy or enforceability of this Agreement, any Bankers’ Acceptance, any Loan Document or any document incidental hereto or thereto and no Agent shall be under any liability to any Lender as a result of taking or omitting to take any action in relation to this Agreement, any Bankers’ Acceptance, any Loan Document or any document incidental hereto or thereto save in the case of gross negligence or wilful misconduct, and each of the Lenders agrees that it will not assert or seek to assert against any director, officer, employee or agent of any Agent any claim it might have against any of them in respect of the matters referred to in this Section 13.4.

13.5	Indemnification of Agents

Each Lender shall, on demand by an Agent, a Swingline Lender or an Issuing Bank, as applicable, indemnify such Agent, Swingline Lender or Issuing Bank pro rata in accordance with such Lender’s Participation at the time of such demand against any and all costs, claims, reasonable expenses (including legal fees) and liabilities which such Agent, Swingline Lender or Issuing Bank may incur (and which have not been reimbursed by a Borrower), otherwise than by reason of its own gross negligence or wilful misconduct, in acting in its capacity as an Agent, Swingline Lender or Issuing Bank under this Agreement, any Bankers’ Acceptance, any Loan Document or any document incidental hereto or thereto.

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13.6	Termination or Resignation of Agent

(a)	Notwithstanding the appointment of an Agent, the Majority Lenders may (with the consent of the Canadian Borrower prior to an Event of Default and without requiring such consent after the occurrence of an Event of Default which is continuing; such consent not to be unreasonably withheld or delayed), upon giving an Agent 90 days prior written notice to such effect, terminate an Agent’s appointment hereunder.

(b)	An Agent may resign its appointment hereunder at any time without assigning any reason therefor by giving written notice to such effect to each of the other parties hereto.

(c)	In the event of any such termination or resignation, the Majority Lenders shall appoint a successor Agent (with the consent of the Canadian Borrower prior to an Event of Default and without requiring such consent after the occurrence of an Event of Default which is continuing, such consent not to be unreasonably withheld or delayed). The Administration Agent, the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, (if it is the Agent being replaced) shall deliver copies of the Accounts to such successor and the retiring Agent shall be discharged from any further obligation hereunder but shall remain entitled to the benefit of the provisions of this Article 13 and the Agent’s successor and each of the other parties hereto shall have the same rights and obligations among themselves as they would have had if such successor originally had been a party hereto as an Agent.

(d)	An Agent shall resign in accordance with paragraph (b) above if on or after the date which is three (3) months before the earliest FATCA Application Date relating to any payment to the Agent under the Loan Documents, either:

(i)	that Agent fails to respond to a request under Clause 7.9 (FATCA Information) and a Lender reasonably believes that that Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

(ii)	the information supplied by that Agent pursuant to Clause 7.9 (FATCA Information) indicates that that Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

(iii)	that Agent notifies the relevant Borrowers and the Lenders that that Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

and (in each case) a Lender reasonably believes that a Party will be required to make a FATCA Deduction that would not be required if that Agent were a FATCA Exempt Party, and that Lender, by notice to that Agent, requires it to resign.

13.7	Rights of an Agent as Lender

With respect to its Commitment and its Participation, and to Bankers’ Acceptances and Letters of Credit, an Agent shall have the same rights and powers under this Agreement and any Bankers’ Acceptances as any other Lender, and it may exercise such rights and powers as though it were not performing the duties and functions delegated to it as an Agent hereunder, and the term “Lender” or any other similar term shall, unless the context otherwise requires, include any Agent in its capacity as a Lender.

13.8	Authorized Waivers, Variations and Omissions

If so authorized in writing by the Majority Lenders, the Administration Agent may grant waivers, consents, vary the terms of this Agreement and do or omit to do all acts and things in connection herewith or therewith. Except with the prior written agreement of all the Lenders (excluding (i) 13.8(c), and (ii) Defaulting Lenders but, subject to subsection 14.3(e), including Defaulting Lenders in subsections 13.8(a), (b), (c), and (h) only), nothing in this Section 13.8 shall:

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(a)	authorize any:

(i)	decrease in the Acceptance Fee, the SOFR Margin, SONIA Margin or Euribor Margin, as applicable, the Australian Bank Bill Rate Margin, the Letter of Credit Fee, the Canadian Prime Rate Margin, the U.S. Base Rate Margin, the U.S. Prime Rate Margin, the Australian Base Rate Margin or the Commitment Fees; or

(ii)	any amendment to the amounts under the columns entitled “Adjustment to the Applicable Margin” or “Commitment Fee” in the definition of “Applicable Sustainability Margin Adjustment”;

(for certainty, (i) any amendment required to replace SOFR, SONIA or Euribor, as applicable, upon such Benchmark ceasing to be an available interest rate shall only require Majority Lenders’ approval and (ii) any amendment to the definitions of “Applicable Sustainability Margin Adjustment” (but not the amounts under the columns entitled “Adjustment to the Applicable Margin” or “Commitment Fee”), “SPT Metrics” or any definition or provision directly or indirectly related thereto shall only require Majority Lenders’ approval);

(b)	authorize any extension of the date for, or alteration in the amount, currency or mode of calculation or computation of any payment of principal or interest or other amount;

(c)	authorize any increase in the Commitment of a Lender or subject any Lender to any additional obligations hereunder (without the written consent of such Lender);

(d)	authorize any change in the terms of Article 9;

(e)	authorize any change in the definition of Majority Lenders;

(f)	authorize any change in the terms of Sections 2.2(b), (d), (f), (h) or (j) or any component definitions thereof (without the written consent of the Canadian Swingline Lenders, the U.S. Swingline Lender, the U.S. Sweep Depositary and/or the Australian Swingline Lender, as applicable);

(g)	authorize any change in the terms of Section 2.11 or any component definition thereof (without the consent of the applicable Issuing Bank);

(h)	authorize the release or discharge of a Borrower or a Guarantor; provided however and notwithstanding the foregoing, the Administration Agent may, without the consent of the Lenders,

(i)	grant partial releases and discharges of the Continuing Guarantees in connection with any sale, lease, transfer, assignment, disposition or conveyance by the Canadian Borrower and/or any of its Subsidiaries of properties or assets permitted under Section 8.2(k), Section 8.3(a) or Section 8.3(e); and

(ii)	as may be required as the result of the amendments to the requirements for the delivering of security contemplated in this agreement;

(i)	authorize any amendments to this Section 13.8 or Section 10.4; or

(j)	require any Lender to fund its Participation with respect to an acquisition of an Acquisition Entity by way of a hostile takeover which may otherwise be agreed to by the Majority Lenders.
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13.9	Financial Information Concerning the Borrowers or Guarantors

Subject to Section 13.3(a), no Agent shall have any duty or responsibility either initially or on a continuing basis to provide any Lender with any credit or other information with respect to the financial condition and affairs of the Borrowers or Guarantors.

13.10	Knowledge of Financial Situation of Borrowers

Each of the Lenders represents and warrants to the Agents that it has made its own independent investigation of the financial condition and affairs of the Borrowers and each Guarantor in connection with the making and continuation of its Participation in this Agreement and that it has not relied on any information provided to it by any Agent in connection herewith or therewith, and each represents and warrants to the Agents that it shall continue to make its own appraisal of the creditworthiness of the Borrowers and the Guarantors from time to time.

13.11	Legal Proceedings

No Agent shall be obligated to take any legal proceedings against a Borrower or any other Person for the recovery of any amount due under this Agreement, the Loan Documents or under any Bankers’ Acceptances. No Lender shall bring legal proceedings against a Borrower, any Guarantor or Subsidiary hereunder or in connection herewith, or exercise any right arising hereunder or in connection herewith over the property and assets of a Borrower, any Guarantor or any Subsidiary, without the prior written consent of the Majority Lenders.

13.12	Capacity as Agent

In performing its functions and duties under this Agreement or under any other Loan Document, each Agent shall act solely as the agent of the Lenders and shall not assume, and shall not be deemed to have assumed, any obligation as agent or trustee for a Borrower or any other Person. No Agent shall be under any liability or responsibility of any kind to the Borrowers, the Lenders or to any other Person arising out of or in relation to any failure or delay in performance or breach by any Lender or Lenders or, as the case may be, by the Borrowers, any Guarantor or any other Person (other than such Agent in respect of its own gross negligence or wilful misconduct) pursuant to or in any way in connection with this Agreement or in connection with any other Loan Document.

13.13	Deposits or Loans Respecting the Borrowers

Each Agent and each of the Lenders may accept deposits from, lend money to and generally engage in any kind of banking or other business with the Borrowers or the Guarantors without liability to account to any Agent or any Lender.

13.14	Separate Administration Agent

It is the intent of the parties that there shall be no violation of any Applicable Law denying or restricting the right of financial institutions to transact business in any jurisdiction. If an Agent believes that it may be limited in the exercise of any rights or remedies under the Loan Documents due to any Applicable Law, such Agent may appoint an additional Person who is not so limited, as a separate collateral agent. If an Agent so appoints a collateral agent, each right and remedy intended to be available to the Agent under the Loan Documents shall also be vested in such separate agent. The Lenders, Agents and Issuing Banks shall execute and deliver such documents as the Agent deems appropriate to vest any rights or remedies in such agent. If any collateral agent shall die or dissolve, become incapable of acting, resign or be removed, then all the rights and remedies of such agent, to the extent permitted by Applicable Law, shall vest in and be exercised by the Agent until appointment of a new agent.

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13.15	Agent Titles

Each Lender, other than Bank of Montreal that is designated (on the cover page of this Agreement or otherwise) by Bank of Montreal as an “Agent” or “Arranger” of any type shall not have any right, power, responsibility or duty under any Loan Documents other than those applicable to all Lenders, and shall in no event be deemed to have any fiduciary relationship with any other Lender.

13.16	Parallel Debt Obligations

In order to ensure the continuing validity of the Continuing Guarantees governed German law (a) each Borrower and each Guarantor irrevocably and unconditionally undertakes (that undertaking in respect of any amount, a “Parallel Debt Obligation” and in respect of all of them, the “Parallel Debt Obligations”) to pay to the European Agent an amount equal to and in the same currency as all amounts from time to time due and payable by such Borrower or Guarantor to the Lenders under the Loan Documents (the obligations to the Lenders in respect of any amount and a certain currency, an “Original Obligation” and such Borrower’s or Guarantor’s obligations to the Lenders in respect of all of them, the “Original Obligations”); (b) the Parallel Debt Obligations shall be separate from and independent of the Original Obligations, so that the European Agent or Administration Agent will have an independent right to demand performance of any Parallel Debt Obligation; (b) the Parallel Debt Obligations shall be owed to the European Agent in its own name and any Continuing Guarantee governed by German law shall also be expanded to secure the Parallel Debt Obligations; (c) the Lenders, the Borrowers, the Guarantors and the European Agent acknowledge that the European Agent acts in its own name and not as an agent or representative of the Lenders; (d) other than as set out in Section 13.16(f), the Parallel Debt Obligations shall not limit or affect the existence of the Original Obligations, for which the Lenders shall have an independent right to demand performance (to the extent permitted by this Agreement); (e) payment by the Borrowers and Guarantors of any Parallel Debt Obligation shall to the same extent decrease and be a good discharge of the corresponding Original Obligation owing to the Lenders and payment by the Borrowers and Guarantors of any Original Obligations to the Lenders shall to the same extent decrease and be a good discharge of the corresponding Parallel Debt Obligation owing by it to the European Agent; and (f) without limiting or affecting the European Agent’s right to protect, preserve or enforce its rights under any Continuing Guarantee governed by German law, the European Agent and Administration Agent undertake to the Lenders not to exercise its rights in respect of any Parallel Debt Obligation without the consent of the Administration Agent. Notwithstanding clause (f) above, no Borrower or Guarantor may pay any Parallel Debt Obligation other than at the instruction of, and in the manner determined by, the European Agent. For the avoidance of doubt, the Parallel Debt Obligations will become due and payable (opeisbaar) at the same time as the corresponding Original Obligations.

13.17	Erroneous Payments.

(a)       If the Administration Agent notifies a Lender or Issuing Bank, or any Person who has received funds on behalf of a Lender or Issuing Bank such Lender or Issuing Bank (any such Lender or Issuing Bank or other recipient, a “Payment Recipient”) that the Administration Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause (b)) that any funds received by such Payment Recipient from the Administration Agent or any of its Affiliates were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender or Issuing Bank or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Administration Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Administration Agent, and such Lender or Issuing Bank shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than five (5) Business Days thereafter, return to the Administration Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administration Agent in same day funds at the greater of the Federal Funds Rate and a rate determined by the Administration Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of the Administration Agent to any Payment Recipient under this clause (a) shall be conclusive, absent manifest error.

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(b)       Without limiting immediately preceding clause (a), each Lender, Issuing Bank, or any Person who has received funds on behalf of a Lender or Issuing Bank such Lender or Issuing Bank, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administration Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Administration Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administration Agent (or any of its Affiliates), or (z) that such Lender, Issuing Bank, or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part) in each case:

(i)       (A) in the case of immediately preceding clauses (x) or (y), an error shall be presumed to have been made (absent written confirmation from the Administration Agent to the contrary) or (B) an error has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(ii)       such Lender or Issuing Bank shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Business Day of its knowledge of such error) notify the Administration Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administration Agent pursuant to this Section 13.17(b).

(c)       Each Lender or Issuing Bank hereby authorizes the Administration Agent to set off, net and apply any and all amounts at any time owing to such Lender or Issuing Bank under any Loan Document, or otherwise payable or distributable by the Administration Agent to such Lender or Issuing Bank under any Loan Document with respect to any payment of principal, interest, fees or other amounts, against any amount that the Administrative Agent has demanded to be returned under immediately preceding clause (a).

(d)       In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administration Agent for any reason, after demand therefor by the Administration Agent in accordance with immediately preceding clause (a), from any Lender or Issuing Bank that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Administration Agent’s notice to such Lender or Issuing Lender at any time, (i) such Lender or Issuing Bank shall be deemed to have assigned its Loans (but not its Commitments) of the relevant class with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Class”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administration Agent may specify) (such assignment of the Loans (but not Commitments) of the Erroneous Payment Impacted Class, the “Erroneous Payment Deficiency Assignment”) at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administration Agent in such instance), and is hereby (together with the Borrowers) deemed to execute and deliver a Transfer Certificate (or, to the extent applicable, an agreement incorporating a Transfer Certificate by reference pursuant to an electronic platform as to which the Administration Agent and such parties are participants) with respect to such Erroneous Payment Deficiency Assignment, and such Lender or Issuing Bank shall deliver any notes evidencing such Loans to the Borrowers or the Administration Agent, (ii) the Administration Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment, (iii) upon such deemed acquisition, the Administration Agent as the assignee Lender shall become a Lender or Issuing Bank, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender or assigning Issuing Bank shall cease to be a Lender or Issuing Bank, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Commitments which shall survive as to such assigning Lender or assigning Issuing Bank and (iv) the Administration Agent may reflect in the register its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. The Administration Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender or Issuing Bank shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Administration Agent shall retain all other rights, remedies and claims against such Lender or Issuing Bank (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender or Issuing Bank and such Commitments shall remain available in accordance with the terms of this Agreement. In addition, each party hereto agrees that, except to the extent that the Administration Agent has sold a Loan (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Administration Agent may be equitably subrogated, the Administration Agent shall be contractually subrogated to all the rights and interests of the applicable Lender or Issuing Bank under the Loan Documents with respect to each Erroneous Payment Return Deficiency (the “Erroneous Payment Subrogation Rights”).

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(e)       The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrowers or any other Guarantor, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administration Agent from the Borrowers or any other Guarantor for the purpose of making such Erroneous Payment.

(f)       To the extent permitted by Applicable Law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administration Agent for the return of any Erroneous Payment received, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine.

(g)       Each party’s obligations, agreements and waivers under this Section 13.17 shall survive the resignation or replacement of the Administration Agent, any transfer of rights or obligations by, or the replacement of, a Lender or Issuing Bank, the termination of the Commitments and/or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document.

Article 14
– ASSIGNMENTS AND TRANSFERS

14.1	Benefit of Agreement

This Agreement shall be binding upon and enure to the benefit of each party hereto and its successors and permitted assigns.

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14.2	Assignments and Transfers by a Borrower or a Guarantor

No Borrower nor Guarantor shall be entitled to assign or transfer all or any of its rights, benefits and obligations hereunder.

14.3	Assignments and Transfers by a Lender

(a)	Subject to Section 14.4, any Lender may, at its cost, assign or transfer:

(i)	to an affiliate of such Lender at any time; and

(ii)	with:

(A)	the consent of the Canadian Agent with respect to a Canadian Lender, the U.S. Agent with respect to a U.S. Lender, the European Agent with respect to the UK Lender or Colliers EMEA Lender, the Australian Agent with respect to an Australian Lender and the Issuing Bank and the Swingline Lenders (which consents shall not be unreasonably withheld or delayed); and

(B)	(unless there exists an Event of Default) the consent of the Canadian Borrower (which shall not be unreasonably withheld or delayed)

and upon such terms and conditions as such Lender shall determine, all or any portion of its rights, benefits and/or obligations hereunder in relation to a portion of such Lender’s Commitment of not less than, with respect to the Canadian Facilities, U.S.$2,500,000, with respect to the U.S. Facilities, U.S.$2,500,000, with respect to the UK Revolving Facility, U.S.$2,000,000, with respect to the Colliers EMEA Revolving Facility, U.S.$2,500,000 and with respect to the Australian Facilities, U.S.$2,500,000, to an assignee or a transferee which in the case of assignments by a Canadian Lender is hereinafter referenced to as a “Canadian Assignee” and in the case of assignments by a U.S. Lender, is a Person which can comply with the provisions of Section 7.11(a) of this Agreement and provides evidence thereof satisfactory to the U.S. Borrower acting reasonably and is in the business of making loans a “U.S. Assignee”, in the case of assignments by a UK Lender is hereinafter referenced to as a “UK Assignee”, in the case of assignments by a Colliers EMEA Lender, is hereinafter referenced to as a “Colliers EMEA Assignee” and in the case of assignments by an Australian Lender, is hereinafter referenced to as an “Australian Assignee”; provided that in the case of any assignment or transfer by a Lender there is a corresponding assignment or transfer by its related Lender under each of the Facilities (which may, in certain circumstances, be the same institution) to related assignees under each Facility (which may, in certain circumstances, be the same institution) of an amount which bears the same proportion to the related Lender’s Commitment as the amount assigned or transferred by the original assigning Lender bears to its Commitment. As an example, in the case of an assignment or transfer by a Canadian Lender there shall be a corresponding assignment or transfer by the related U.S. Lender, UK Lender, Colliers EMEA Lender and Australian Lender, as applicable, (which may, in certain circumstances, be the same institution) to a U.S. Assignee, UK Assignee, Colliers EMEA Assignee and Australian Assignee, as applicable, related to the Canadian Assignee (which may, in certain circumstances, be the same institution) of an amount which bears the same proportion to the related U.S. Lender’s Commitment, UK Lender’s Commitment, Colliers EMEA Lender’s Commitment and Australian Lender’s Commitment, as applicable, as the amount assigned or transferred by the Canadian Lender bears to the Canada Lender’s Commitment.

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(b)	Where obligations of any Lender are so assigned or transferred, the assignee or transferee shall confirm in writing to the Borrowers, the Issuing Bank, the Swingline Lenders and the Canadian Agent, the U.S. Agent, the European Agent and the Australian Agent, as applicable, as the case may be, prior to such assignment or transfer taking effect, that it shall be bound towards the Borrowers and the Agents by the terms hereof relating to such obligations. On the assignment and transfer being made and such written confirmation, as aforesaid, being delivered to the Borrowers and such Agent and Issuing Bank and Swingline Lenders, such Lender shall be relieved of its obligations to the extent of such assignment or transfer thereof and such assignee or transferee shall become a Lender for all purposes of this Agreement and the related documents and transactions provided herein or contemplated thereby to the extent of such assigned or transferred interest on the fifth (5th) Business Day following receipt by the Issuing Bank and the Swingline Lenders and the Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as applicable, of the confirmation of assignment.

(c)	If:

(i)	a Lender assigns or transfers any of its rights or obligations under the Loan Documents in accordance with Section 14.3(a) of this Agreement or changes its Lending Office; and

(ii)	as a result of circumstances existing at the date the assignment transfer or change occurs, a Relevant Borrower would be obliged to make a payment or an increased payment to the relevant assignee, transferee or Lender acting through its new Lending Office under Section 7 of this Agreement, then the relevant assignee, transferee or Lender acting through its new Lending Office is only entitled to receive payment under that Section to the same extent as the existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred.

(d)	In connection with any assignment by a Defaulting Lender, such assignment shall be effective only upon payment by the assignee (permitted above) or Defaulting Lender to the Agent of an aggregate amount sufficient, upon distribution (through direct payment, purchases of participations or other compensating actions as the Agent deems appropriate), (a) to satisfy all funding and payment liabilities then owing by the Defaulting Lender hereunder, and (b) to acquire its Participation of all Loans and Letter of Credit obligations. If an assignment by a Defaulting Lender shall become effective under Applicable Law for any reason without compliance with the foregoing sentence, then the assignee shall be deemed a Defaulting Lender for all purposes until such compliance occurs.

(e)	If a Lender (a) fails to give its consent to any amendment, waiver or action for which consent of all Lenders was required and Majority Lenders consented, or (b) is a Defaulting Lender, then, in addition to any other rights and remedies that any Person may have, the Agent or Canadian Borrower may, by notice to such Lender within 120 days after such event, require such Lender to assign all of its rights and obligations under the Loan Documents to one or more eligible assignees, identified in Section 14.3, pursuant to appropriate documentation, within 20 days after the notice. The Agent is irrevocably appointed as attorney-in-fact to execute any such documentation if the Lender fails to execute it. Such Lender shall be entitled to receive, in cash, concurrently with such assignment, all amounts owed to it under the Loan Documents at par, including all principal, interest and fees through the date of assignment (but excluding any prepayment charge).
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(f)	Notwithstanding anything to the contrary herein, no assignment may be made to a Borrower, any Affiliate of a Borrower, natural persons (or holding companies, investment vehicles, or trusts for, or owned and operated for the primary benefit of, natural persons).

14.4	Transfer Certificate

If any Lender wishes to assign or transfer all or any of its rights, benefits and obligations hereunder in accordance with Section 14.3, then such assignment or transfer shall be effected by the delivery by such Lender to the Administration Agent, Canadian Agent, the U.S. Agent, the European Agent, the Australian Agent, the Issuing Bank, the Swingline Lenders and the Borrowers of a duly completed and executed Transfer Certificate whereupon, to the extent that in such Transfer Certificate the Lenders party thereto seeks to assign or transfer its rights and obligations hereunder:

(a)	the applicable Borrower(s) and such Lender shall each be released from further obligations to the other hereunder, and their respective rights against each other shall be cancelled (such rights and obligations being referred to in this Section 14.4 as “discharged rights and obligations”);

(b)	the applicable Borrower(s) and the Transferee party thereto shall each assume obligations towards and acquire rights in respect of each other which differ from the discharged rights and obligations only insofar as the obligations so assumed and the rights so acquired by the Borrowers are owed to and constituted by claims against such Transferee and not such Lender, so that the Borrowers and the Transferee shall have the same rights and obligations towards each other which they would have acquired had the Transferee been an original party hereto; and

(c)	the Agents, the Transferee and the other Lenders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the Transferee been an original party hereto with the obligations assumed and the rights acquired by it as a result of such assignment or transfer.

14.5	Notice

The Canadian Agent, the U.S. Agent, the European Agent or the Australian Agent, as the case may be, shall notify promptly the appropriate parties hereto of the receipt by it of any Transfer Certificate, and shall promptly deliver a copy of such Transfer Certificate to the Borrowers.

14.6	Sub-Participations

Any Lender may, at its own cost, grant one or more sub-participations in all or any portion of its rights, benefits and/or obligations hereunder to third parties, without the consent of the Borrowers, and upon such terms and conditions as such Lender shall determine, provided that, notwithstanding any such sub-participation, such Lender shall remain, in so far as the other parties hereto are concerned, entitled to its rights and benefits hereunder and bound by its obligations hereunder and the Borrowers, the other Lenders and the Agents shall not be obliged to recognize any such third party as having the rights against any of them which it would have if it had been a party hereto, and provided further that in the case of any sub-participation by a Lender to a participant, there shall be a corresponding sub-participation by its related Lender under each of the Facilities (which may, in certain circumstances be the same institution) to a related participant under each of the Facilities related to the original participant of an amount which has the same proportion to the related Lender’s Commitment as the amount sub-participated by the original participating Lender has to the related Lender’s Commitment. For greater certainty, the Borrowers shall not be obligated to pay, in respect of any rights, benefits and/or obligations in which a Lender has granted one or more such sub-participations, to such Lender or to any sub-participant thereof any amount(s) pursuant to Article 7 of this Agreement which is (are) greater than the amount(s), if any, which the Borrowers would otherwise have been obligated to pay in respect of such rights, benefits and/or obligations to such Lender, had such sub-participation(s) not been granted. Notwithstanding anything to the contrary herein, no participation may be made to a Borrower, any Affiliate of a Borrower, natural persons (or holding companies, investment vehicles, or trusts for, or owned and operated for the primary benefit of, natural persons), or Defaulting Lenders.

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Each Lender who has granted a participation to a Participant shall not be required to obtain the consent of such Participant to any amendment, waiver or other modification of any Loan Documents other than that which forgives principal, interest or fees, reduces the stated interest rate or fees payable with respect to any Loan or Commitment in which such Participant has an interest, postpones the Final Maturity Date or any date fixed for any regularly scheduled payment of principal, interest or fees on such Loan or Commitment, or releases any Borrower, Guarantor.

14.7	Disclosure

Each Lender is hereby authorized by the Borrowers and each Guarantor to disclose to any proposed assignee, Transferee or sub-participant information in such Lender’s possession relating to the Borrowers and each Guarantor provided that such proposed assignee, transferee or sub-participant shall have executed and delivered to such Lender a written undertaking to keep confidential any such information which is not publicly available.

14.8	Assignment to Federal Reserve Bank

Notwithstanding anything to the contrary provided herein, without seeking or obtaining the consent of any party, any U.S. Lender may at any time assign and transfer all or any portion of its rights under this Agreement and any promissory notes issued to such U.S. Lender hereunder to a Federal Reserve Bank in the United States. No such assignment shall release such Lender from its obligations hereunder.

14.9	Assignment of Swingline Loans and Commitments

(a)	Notwithstanding anything to the contrary provided herein, the Canadian Borrower, in consultation with The Toronto-Dominion Bank, in its capacity as a Canadian Swingline A Lender, shall on a date that is not later than six (6) months from the date of this Agreement, deliver to the Administration Agent a written notice (the “Swingline Lender Change Notice”) confirming that as of such date The Toronto-Dominion Bank, in its capacity as Canadian Swingline A Lender, ceases to be a Canadian Swingline Lender.

(b)	Following the delivery of the Swingline Lender Change Notice, the Canadian Swingline A Lender Commitment shall be automatically reallocated to the Canadian Revolving Facility on a pro rata basis.

Article 15
– GOVERNING LAW,
COURTS AND JUDGMENT CURRENCY

15.1	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

15.2	Courts

Any legal action or proceeding with respect to this Agreement or any other Loan Document against a Borrower or Guarantor may be brought in the courts of the Province of Ontario, which courts the parties hereto acknowledge irrevocably to be a convenient forum for the resolution of any such legal action or proceeding. Each Borrower and each Guarantor hereby accepts, for itself and in respect of its assets and revenues, generally and unconditionally the non-exclusive jurisdiction of the aforesaid courts.

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Each Guarantor not domiciled and/or resident in Canada hereby irrevocably designate and appoint the Canadian Borrower (the “Process Agent”) at its registered office from time to time and of which the Administration Agent shall have been notified, which office is currently located at 100 King Street West, 5th Floor, First Canadian Place, Toronto, Ontario M5X 1H3, as the authorized agent of each of the non-Canadian Borrowers and each such Guarantor upon which process may be served in any suit or proceeding arising out of or in connection with this Agreement or any Continuing Guarantee or other Loan Document relating hereto or thereto which may be instituted in the Province of Ontario and agrees that service of process on the Process Agent together with written notice of such service to such non-Canadian Borrower or such Guarantor by the Person serving the same shall, to the extent permitted by law, be deemed in every respect to be effective service of process on such non-Canadian Borrower or such Guarantor, as the case may be. Notwithstanding the address noted on the execution pages hereof, process may be served on a Borrower at its registered office. However, nothing in this Section 15.2 shall affect the right of any Agent or Lender to serve legal process in any other manner permitted by law or affect the right of any Agent or Lender to bring any action or proceeding against a Borrower or Guarantor or their properties in the courts of any other jurisdiction including, without limitation the State of New York, London, England, Amsterdam, Netherlands or New South Wales, Australia.

15.3	Judgment Currency

(a)	If for the purpose of obtaining judgment in any court it is necessary to convert an amount due hereunder in the currency in which it is due (the “Original Currency”) into another currency (the “Second Currency”), the rate of exchange applied shall be that at which, in accordance with normal banking procedures, a Lender could purchase, in the Toronto foreign exchange market, the Original Currency with the Second Currency on the date two (2) Business Days preceding that on which judgment is given. Each Borrower and each Guarantor agrees that its obligation in respect of any Original Currency due from it to any Lender hereunder shall, notwithstanding any judgment or payment in such other currency, be discharged only to the extent that, on the Business Day following the date such Lender receives payment of any sum so adjudged to be due hereunder in the Second Currency such Lender may, in accordance with normal banking procedures, purchase, in the Toronto foreign exchange market the Original Currency with the amount of the Second Currency so paid; and if the amount of the Original Currency so purchased or could have been so purchased is less than the amount originally due in the Original Currency, each Borrower and each Guarantor agrees as a separate obligation and notwithstanding any such payment or judgment to indemnify such Lender against such loss.

(b)	The term “rate of exchange” in this Section 15.3 means the spot rate at which the Lender in accordance with normal practices is able on the relevant date to purchase the Original Currency with the Second Currency and includes any premium and costs of exchange payable in connection with such purchase.

Article 16
– MISCELLANEOUS

16.1	Equal Ranking of Lenders

The Lenders, and to the extent necessary the Borrowers, agree that any indebtedness of a Borrower towards any of the Agents and any of the Lenders:

(a)	hereunder (including Banking Services); and
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(b)	under Hedging Agreements (i) for so long as such Lender remains a Lender hereunder or (ii) in respect of a Lender who is no longer a Lender hereunder, provided that such Hedging Agreement was entered into with such Lender (or an Affiliate of such Lender) when such Lender was a Lender hereunder, are Obligations and shall be guaranteed by the Continuing Guarantee and shall be recoverable by the Agents in accordance with the terms of this Agreement, the Continuing Guarantee and the Loan Documents and all such obligations shall rank equally without preference or distinction with the indebtedness of a Borrower towards any Lender hereunder (including Banking Services) or under any Hedging Agreements.

16.2	Sharing of Information

Each Borrower and each Guarantor agree that the Agents and the Lenders may share amongst themselves any information which any of them may possess concerning any Borrower or Guarantor, as the case may be, in respect of a Borrower’s or a Guarantor’s undertakings, obligations or indebtedness towards any Lender pursuant to this Agreement as well as any payment received from a Borrower or a Guarantor by any Lender pursuant to this Agreement.

16.3	Severability

If any of the provisions of this Agreement, any Article, any Section or any Bankers’ Acceptance shall be unenforceable or invalid in any jurisdiction, the validity and enforceability of such provisions in any other jurisdiction shall not be impaired thereby nor shall the enforceability and validity of any other provisions of this Agreement, any Article, any Section or any Bankers’ Acceptance be impaired thereby.

16.4	Remedies and Waivers

No failure to exercise, and no delay in exercising, on the part of the Agents or the Lenders or any of them, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

16.5	Direct Obligation

Notwithstanding any other provision hereof, the Borrowers shall be obligated directly towards the Agents and each of the Lenders in respect of the Participation of each of the Lenders which are made available to such Borrower as well as any other amounts which may be payable by the Borrowers pursuant to or in connection with this Agreement or any Borrowings. The obligations of each of the Lenders are independent from one another, are not joint and several, and may not be increased, reduced, extinguished or otherwise affected due to the default of another Lender pursuant hereto. Any default of any party hereto in the performance of its obligations shall not release any of the other parties hereto from the performance of any of its respective obligations.

16.6	Notices

The following provisions shall govern in respect of notices or communications contemplated hereunder:

(a)	unless otherwise stated, each communication to be made hereunder shall be made in writing;

(b)	all communications or notices to be made to:

(i)	any Borrower, shall be made to the Canadian Borrower, as provided in Section 16.6(c); and
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(ii)	a Guarantor, shall be made to such Guarantor with a copy to the Canadian Borrower, as provided in Section 16.6(c);

(c)	subject to Section 16.6(b) and to an Agent’s irrevocable right to deliver communications or notices to the Canadian Borrower’s address specified in Section 15.2, any written communication or document to be made or delivered by one party to another pursuant to this Agreement shall (unless otherwise specified herein or that other party has by notice to the Agent specified another address or facsimile number) be made or delivered to that other Person at the address, facsimile number or email address identified with its signature below and shall in any event be deemed to have been made or delivered or (in the case of any other form of written communication) when left at that address or otherwise received or, as the case may be, ten (10) days after being deposited in the post first class postage prepaid in an envelope addressed to it at that address, provided that any communication or document to be made or delivered to any Agent shall be effective only when received by such Agent; it is agreed that parties shall not send communications by mail or postal service when there is an actual or likely pending strike or similar disruption of mail or postal services;

(d)	subject to Section 16.6(b), where any provision of this Agreement specifically contemplates telephone communication, such communication shall (unless otherwise specified herein or that other party has by written notice to the Agents specified another telephone number) be made to that other party at the telephone number identified with its signature below; each such telephone communication shall be expressed to be for the attention of the officer whose name has been identified with its signature below; and

(e)	each party hereto shall confirm promptly by writing any telephone communication made by it to another party pursuant to this Agreement, however the absence of such confirmation shall not affect the validity of such communication.

16.7	Counterparts

This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

16.8	Calculation/Limit on Rate of Interest

(a)	for purposes of this agreement whenever interest is to be paid on a basis of a year of less than a calendar year (the “calculation period”) the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent, is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by the calculation period.

(b)	Notwithstanding any provision contained in this Agreement, the Borrowers shall not be obliged to make any payments of interest or other amounts payable to a Lender hereunder in excess of the amount or rate which would be prohibited by Applicable Law or would result in the receipt by a Lender of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada) or other Applicable Law).

(c)	In the event that any such payments are limited or prohibited as provided in Section 16.8(a), the Lenders shall have no further obligation to make any Borrowings available hereunder and the entire amount of Borrowings then outstanding shall become immediately due and payable.

(d)	Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts which are treated as interest on such Loan under Applicable Law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with Applicable Law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Rate to the date of repayment, shall have been received by such Lender.
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16.9	USA Patriot Act Notice

Each Lender, as applicable, hereby notifies the Borrowers that pursuant to the requirements of the USA Patriot Act (Title III of Pub.: 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), it is required to obtain, verify, and record information that identifies each Borrower, which information includes the name of each Borrower and Guarantor and other information that will allow such Lender to identify each Borrower and Guarantor in accordance with the Patriot Act, and the Borrowers agree to provide such information from time to time to any Lender.

16.10	Canadian Anti-Money Laundering Legislation.

(a)	Each Borrower and Guarantor acknowledges that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” laws (collectively, including any guidelines or orders thereunder, “AML Legislation”), the Lenders may be required to obtain, verify and record information regarding the Borrowers and Guarantors and their respective directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrowers and Guarantors, and the transactions contemplated hereby. Each Borrower and Guarantor shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or any prospective assignee or participant of a Lender, any Issuing Bank or any Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

(b)	If the Agent has ascertained the identity of any Borrower and Guarantor or any authorized signatories of the Borrowers and Guarantors for the purposes of applicable AML Legislation, then the Agent:

(i)	shall be deemed to have done so as an agent for each Lender, and this Agreement shall constitute a “written agreement” in such regard between each Lender and the Agent within the meaning of the applicable AML Legislation; and

(ii)	shall provide to each Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

Notwithstanding the preceding sentence and except as may otherwise be agreed in writing, each of the Lenders agrees that neither the Agent has any obligation to ascertain the identity of the Borrowers and Guarantors or any authorized signatories of the Borrowers and Guarantors on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from any Borrower and Guarantor or any such authorized signatory in doing so.

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16.11	Know Your Customer

At the request of any Agent, the Borrowers shall promptly supply or procure the supply of documentation and other evidence as is reasonably requested by such Agent (on its behalf or for any other Agent, Lender or Issuing Bank or prospective Agent, Lender or Issuing Bank) in order for such Person to comply with all necessary AML Legislation and other “know your customer” and anti-money laundering rules and regulations, including, in the UK, the Money Laundering Regulations 2007, Proceeds of Crime Act 2002 and Terrorism Act 2000 in connection with the transactions contemplated in the Loan Documents.

16.12	Australian Anti-Money Laundering Legislation

(a)	An Australian Lender may delay, block or refuse to process any payment or other transaction without incurring any liability if the Australian Lender knows or reasonably suspects that the transaction or the application of its proceeds will:

(i)	breach, or cause a Australian Lender to breach, any Applicable Laws or regulations of any jurisdiction (including any sanctions); or

(ii)	allow the imposition of any penalty on the Australian Lender or its Affiliates under any such law or regulation,

including where the transaction or the application of its proceeds involves any entity or activity the subject of any applicable sanctions of any jurisdiction binding on the Australian Lender or its Affiliate, or the direct or indirect proceeds of unlawful activity.

(b)	As soon as practicable after an Australian Lender becomes aware that it will delay, block or refuse to process a transaction under paragraph (a), it will notify the Australian Borrower and the Australian Agent and consult in good faith but in each case only to the extent the Australian Lender determines it is legally permitted to do so. In making that determination the Australian Lender shall act reasonably.

(c)	The Australian Borrower shall promptly advise the Australian Agent if any Australian Borrower or Australian Guarantor enters into any Loan Document in the capacity as agent and promptly supply, or procure the supply of, such information as may be reasonably requested by the Australian Agent (for itself or on behalf of any Australian Lender) from time to time in relation to any principal for which an Australian Borrower or Australian Guarantor may be acting.

(d)	Each Australian Borrower or Australian Guarantor undertakes to exercise its rights and perform its obligations under the Loan Documents in accordance with all applicable laws or regulations relating to anti-money laundering, counter-terrorism financing or sanctions.

16.13	[Intentionally deleted]

16.14	Acknowledgement and Consent to Bail-In of Affected Financial Institutions.

Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Lender that is an Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

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(a)	the application of any Write-Down and Conversion Powers by an the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any Lender that is an Affected Financial Institution; and

(b)	the effects of any Bail-In Action on any such liability, including, if applicable:

(i)	a reduction in full or in part or cancellation of any such liability;

(ii)	a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)	the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of any the applicable Resolution Authority.

16.15	Borrower Acknowledgement

In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), each Borrower acknowledges and agrees that: (i) (A) the arranging and other services regarding this Agreement provided by the Lenders are arm’s-length commercial transactions between the Borrowers and their Affiliates, on the one hand, and the Lenders, on the other hand, (B) each Borrower has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) each Borrower is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) each of the Lenders is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for any Borrower or any of its Affiliates, or any other Person and (B) no Lender has any obligation to any Borrower or any of its Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) each of the Lenders and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrowers and their Affiliates, and no Lender has any obligation to disclose any of such interests to any Borrower or its Affiliates.

16.16	Acknowledgement Regarding Any Supported QFCs

To the extent that the Loan Documents provide support, through a guarantee or otherwise, for any Hedging Agreements or any other agreement or instrument that is a QFC (such support, “QFC Credit Support”, and each such QFC, a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

(a)	In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.
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(b)	As used in this Section 16.16, the following terms have the following meanings:

(i)	“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

(ii)	“Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

(iii)	“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

(iv)	“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

16.17	Waiver of Jury Trial

EACH OF THE BORROWERS, THE GUARANTORS AND THE AGENTS IRREVOCABLY WAIVES ITS RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE OTHER LOAN DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY OF THE PARTIES AGAINST ANY OTHER PARTY OR ANY AGENT RELATED PERSON, PARTICIPANT OR ASSIGNEE, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. EACH OF THE BORROWERS, THE GUARANTORS AND THE AGENTS AGREES THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION 16.17 AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS OR ANY PROVISION HEREOF OR THEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS.

Article 17
AMENDMENT AND RESTATEMENT

This Agreement amends and restates in its entirety the Second Amended and Restated Credit Agreement as of the Effective Date and upon the effectiveness of this Agreement, the terms and provisions of the Second Amended and Restated Credit Agreement shall be superseded hereby. As of the Effective Date, all references to the “Credit Agreement” (or words of similar meaning) contained in the Loan Documents delivered in connection with the Original Credit Agreement, the First Amended and Restated Credit Agreement and the Second Amended and Restated Credit Agreement shall, and shall be deemed to, refer to this Agreement. Notwithstanding the amendment and restatement of the Second Amended and Restated Credit Agreement by this Agreement, the Obligations of the First Amendment Credit Parties and the Additional Guarantors outstanding under the Second Amended and Restated Credit Agreement as of the Effective Date shall remain outstanding and shall constitute continuing Obligations and shall continue as such under this Agreement and shall not be deemed to evidence or result in a novation or repayment and reborrowing of such Obligations.

159

AS WITNESS the hands of the duly authorized representatives of the parties hereto on the execution pages hereof as of the day and year first before written.

(Signature pages follow)

160

COLLIERS INTERNATIONAL GROUP INC., as a Canadian Borrower

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Vice President, Legal Counsel & Corporate Secretary

COLLIERS MACAULAY NICOLLS INC., as a Canadian Borrower

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL HOLDINGS (USA), INC., as U.S. Borrower

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

GLOBESTAR LIMITED, a company incorporated in England and Wales with registration number 05159841, as a UK Borrower

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Company

COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, a company incorporated in England and Wales with registration number 10053084, as a UK Borrower

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Company

Third Amended and Restated Credit Agreement – Colliers

COÖPERATIE CMN NETHERLANDS HOLDCO U.A., as Dutch Borrower

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Authorized Signatory
I have the authority to bind the Company

Third Amended and Restated Credit Agreement – Colliers

Executed by Colliers International Holdings (Australia) Limited ACN 008 178 238 as Australian Borrower in accordance with section 127 of the Corporations Act 2001:
<Signed> Robert Wall	<Signed> Malcom Tyson
Director/company secretary	Director

ROBERT WALL	MALCOM TYSON
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

Third Amended and Restated Credit Agreement – Colliers

COLLIERS INTERNATIONAL USA, LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

CIVAS HOLDINGS, LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL WA, LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL REMS US, LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL CA, LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

Third Amended and Restated Credit Agreement – Colliers

COLLIERS INTERNATIONAL GREATER LOS ANGELES, LLC as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title:
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL VALUATION & ADVISORY SERVICES, LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

FS WILLIAMS ACQUISITIONCO LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

COLLIERS PARRISH INTERNATIONAL, INC., as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Vice President/Secretary
I have the authority to bind the Corporation

COLLIERS INVESTMENT MANAGEMENT HOLDINGS, INC., as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary/Treasurer
I have the authority to bind the Corporation

Third Amended and Restated Credit Agreement – Colliers

COLLIERS INTERNATIONAL FLORIDA, LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL FINCO (CANADA) INC., as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: President/Secretary
I have the authority to bind the Corporation

Third Amended and Restated Credit Agreement – Colliers

Executed by COLLIERS INTERNATIONAL (NSW) PTY LIMITED ACN 001 401 681 as a Guarantor in accordance with section 127 of the Corporations Act 2001:
<Signed> Robert Wall	<Signed> Malcom Tyson
Director/company secretary	Director

ROBERT WALL	MALCOM TYSON
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

Executed by COLLIERS INTERNATIONAL (VICTORIA) PTY LTD ACN 005 032 940 as a Guarantor in accordance with section 127 of the Corporations Act 2001:
<Signed> Robert Wall	<Signed> John Marasco
Director/company secretary	Director

ROBERT WALL	JOHN MARASCO
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

Third Amended and Restated Credit Agreement – Colliers

COLLIERS NEW ZEALAND LIMITED, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Authorized Signor
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL GERMANY HOLDING GMBH, as a Guarantor

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Corporation

COLLIERS MACAULAY NICOLLS (CYPRUS) LIMITED, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Director
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL HOLDINGS LIMITED, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Director
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL CONSULTANTS LIMITED, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Director
I have the authority to bind the Corporation

Third Amended and Restated Credit Agreement – Colliers

COLLIERS INTERNATIONAL (HONG KONG) LIMITED, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Director
I have the authority to bind the Corporation

Signed by a director of GLOBESTAR LIMITED for and on behalf of, and as corporate member of, COLLIERS INTERNATIONAL PROPERTY ADVISERS UK LLP, a limited liability partnership incorporated in England and Wales with registration number OC385143, as a Guarantor

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director

COLLIERS INTERNATIONAL PROPERTY CONSULTANTS LIMITED, a company incorporated in England and Wales with registration number 07996509, as a Guarantor

Per:	<Signed> Christopher McLernon
Name: Christopher McLernon
Title: Director
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL EMEA FINCO PLC, a company incorporated in England and Wales with registration number 11313832, as a Guarantor

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Corporation

Third Amended and Restated Credit Agreement – Colliers

BANK OF MONTREAL, as Administration Agent, Canadian Administration Agent

Per:	<Signed> Sean P. Gallaway
Name: Sean P. Gallaway
Title: Director

Draw Requests, Conversion Requests, Repayment Notices

Bank of Montreal

250 Yonge Street, 11th Floor

Toronto, Ontario M5B 2L7

Attention: Agency Services

Tel: [REDACTED]

Fax: [REDACTED]

Email: [REDACTED]

All Other Notices

BMO Capital Markets

100 King Street West, 5th Floor

Toronto, ON M5X 1H3

Attention: Corporate Banking

Email: [REDACTED]

BANK OF MONTREAL, CHICAGO BRANCH, as U.S. Administration Agent

Per:	<Signed> Andrew Berryman
Name: Andrew Berryman
Title: Director

BANK OF MONTREAL, LONDON BRANCH, as European Agent

Per:	<Signed> Richard Pittam
Name: Richard Pittam
Title: Managing Director

BANK OF MONTREAL, LONDON BRANCH, as European Agent

Per:	<Signed> Scott Matthews
Name: Scott Matthews
Title: CFO

Third Amended and Restated Credit Agreement – Colliers

HSBC BANK AUSTRALIA LIMITED, as Australian Agent

Per:	<Signed> Nadia Ladak
Name: Nadia Ladak
Title: Country Head, International Subsidiary Banking

Third Amended and Restated Credit Agreement – Colliers

EFFECTIVE DATE ISSUING BANK (U.S.)

the TORONTO-DOMINION BANK, NEW YORK Branch

Per:	<Signed> Tyrone Nicholson
Name: Tyrone Nicholson
Tel:
Fax:
Email:
Address:

Third Amended and Restated Credit Agreement – Colliers

EFFECTIVE DATE ISSUING BANK (U.S.)

JPMORGAN CHASE BANK, N.A.

Per:	<Signed> Lynn Braun
Name: Lynn Braun
Tel:
Fax: [REDACTED]
Email: [REDACTED]
Address: 2029 Century Park E, Floor 38, Los Angeles, CA, 90067-2901

Third Amended and Restated Credit Agreement – Colliers

EFFECTIVE DATE ISSUING BANK (U.S.)

BANK OF AMERICA, N.A. Canada Branch

Per:	<Signed> Angelos Karistinos
Name: Angelos Karistinos
Tel:
Fax:
Email:
Address: 181 Bay St., Toronto, ON M5J 2V8

Third Amended and Restated Credit Agreement – Colliers

EFFECTIVE DATE ISSUING BANK (U.S.)

BANK OF MONTREAL, CHICAGO BRANCH

Per:	<Signed> Andrew Berryman
Name: Andrew Berryman
Tel:
Fax:
Email:
Address: 115 S. LaSalle St., 25W, Chicago, IL, 60603

Third Amended and Restated Credit Agreement – Colliers

EFFECTIVE DATE ISSUING BANK (CANADA)

the TORONTO-DOMINION BANK

Per:	<Signed> Andrew Rytel
Name: Andrew Rytel | Director
Tel:
Fax:
Email:
Address:

Per:	<Signed> Tim Thomas
Name: Tim Thomas | Managing Director
Tel:
Fax:
Email:
Address:

Third Amended and Restated Credit Agreement – Colliers

EFFECTIVE DATE ISSUING BANK (CANADA)

BANK OF MONTREAL

Per:	<Signed> Sean P. Gallaway
Name: Sean P. Gallaway
Bank of Montreal 250 Yonge Street, 11th Floor Toronto, Ontario M5B 2L7 Attention: Agency Services Tel: [REDACTED]Fax: [REDACTED]Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

EFFECTIVE DATE ISSUING BANK (AUSTRALIA)

HSBC BANK AUSTRALIA LIMITED

Per:	<Signed> Nadia Ladak
Name: Nadia Ladak
Tel:
Fax: [REDACTED]
Email: [REDACTED]
Address: Level 36, Tower 1, International Towers Sydney 100 Barangaroo Avenue, Sydney NSW 2000 Australia

Third Amended and Restated Credit Agreement – Colliers

CANADIAN LENDERS

THE TORONTO-DOMINION BANK

Per:	<Signed> Andrew Rytel
Name: Andrew Rytel
Title: Director

Per:	<Signed> Tim Thomas
Name: Tim Thomas
Title: Managing Director
Address for Notice: TD Bank Tower 66 Wellington St. West, 9th Floor Toronto, Ontario M5K 1A2 Attn: Tim Thomas Telecopier No.: [REDACTED] Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

CANADIAN LENDERS CONT’D

JPMORGAN CHASE BANK, N.A., Toronto Branch

Per:	<Signed> Jeffrey Coleman
Name: Jeffrey Coleman
Title: Executive Director
Address for Notice: 66 Wellington St. West Suite 4500 Toronto, Ontario M5K 1E7 Attn: Jeffrey Coleman Telecopier No.: [REDACTED] Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

CANADIAN LENDERS CONT’D

BANK OF MONTREAL

Per:	<Signed> Sean P. Gallaway
Name: Sean P. Gallaway
Title: Director
Address for Notice: BMO Capital Markets 100 King Street West, 5th Floor Toronto, ON M5X 1H3 Attention: Corporate Banking Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

CANADIAN LENDERS CONT’D

HSBC BANK CANADA

Per:	<Signed> Scott Morrison
Name: Scott Morrison
Title: Director, Large Corporate Banking

Per:	<Signed> Jesse MacMasters
Name: Jesse MacMasters
Title: Head, Large Corporate Banking Ontario & Atlantic
Address for Notice: 16 York Street, 6th Floor Toronto, Ontario L3R 0M3 Attn: Scott Morrison Telecopier No.: [REDACTED] Email:

Third Amended and Restated Credit Agreement – Colliers

CANADIAN LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	<Signed> Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	<Signed> Andrew Morales
Name: Andrew Morales
Title: Associate Director
Address for Notice: 40 King St. W., 62nd Floor Toronto, Ontario, M5W 2X6 Attn: Steve Holyman Telecopier No.: [REDACTED] Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

CANADIAN LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	<Signed> Angelos Karistinos
Name: Andelos Karistinos
Title: Commercial Credit Officer
Address for Notice: 181 Bay Street Toronto, Ontario M5J 2V8 Attn: Angelos Karistinos Telecopier No.: [REDACTED] Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

CANADIAN LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	<Signed> Martin Danaj
Name: Martin Danaj
Title: Executive Director

Per:	<Signed> Stephen Redding
Name: Stephen Redding
Title: Managing Director
Address for Notice: 161 Bay Street, Floor 8 Toronto, Ontario M5J 2S8 Attn: Stephen Redding Telecopier No.: [REDACTED] Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

CANADIAN LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	<Signed> Gavin Virgo
Name: Gavin Virgo
Title: Vice President

Per:	<Signed> David Torrey
Name: David Torrey
Title: Managing Director

Address for Notice: The Exchange Tower 130 King Street West, Suite 3100 Toronto, Ontario M5X 1J9 Attn: Gavin Virgo / David Torrey Telecopier No.: [REDACTED] Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

CANADIAN LENDERS CONT’D

U.S. BANK NATIONAL ASSOCIATION

Per:	<Signed> Kenneth S. Wong
Name: Kenneth S. Wong
Title: Senior Vice-President
Address for Notice: 4747 Executive Drive La Jolla, CA 92121 Attn: Kenneth S. Wong / Patrick Villani Telecopier No.: [REDACTED] Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

CANADIAN LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	<Signed> Jeff McInenly
Name: Jeff McInenly
Title: Director

Per:
Name:
Title:

Address for Notice: 22 Adelaide Street West, Suite 2200 Toronto, ON M5H 4E3 Attn: Jeff McInenly Telecopier No.: [REDACTED] Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

CANADIAN LENDERS CONT’D

MIZUHO BANK, LTD.

Per:	<Signed> Deborah Cullen
Name: Deborah Cullen
Title: Director

Per:
Name:
Title:

Address for Notice: 100 Yonge Street, Suite 1102 Toronto, Ontario M5C 2W1 Attn: Ambar Bansal Telecopier No.: Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

U.S. LENDERS

the TORONTO-DOMINION BANK, NEW YORK Branch

Per:	<Signed> Tyrone Nicholson
Name: Tyrone Nicholson
Title: Authorized Signatory

Per:	<Signed> Tyrone Nicholson
Name: Tyrone Nicholson
Title: Authorized signatory
Address for Notice: TD Bank North Tower 222 Bay St. 15th Floor Toronto, Ontario M5K 1A2 Attn: Agency Administration Telecopier No.: [REDACTED] Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

U.S. LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.

Per:	<Signed> Lynn Braun
Name: Lynn Braun
Title: Executive Director
Address for Notice: 2029 Century Park E, Floor 38 Los Angeles, CA 90067-2901 Attn.: Lynn Braun Telecopier No.: [REDACTED] Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

U.S. LENDERS CONT’D

BANK OF MONTREAL, Chicago Branch

Per:	<Signed> Andrew Berryman
Name: Andrew Berryman
Title: Director
Address for Notice: 100 King Street West, 5th Floor Toronto, Ontario M5X 1H3 Attn: Sean P. Gallaway Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

U.S. LENDERS CONT’D

HSBC BANK CANADA

Per:	<Signed> Scott Morrison
Name: Scott Morrison
Title: Director, Large Corporate Banking

Per:	<Signed> Jesse MacMasters
Name: Jesse MacMasters
Title: Head, Large Corporate Banking Ontario & Atlantic
Address for Notice: 16 York Street, 6th Floor Toronto, Ontario L3R 0M3 Attn: Scott Morrison Telecopier No.: [REDACTED] Email:

Third Amended and Restated Credit Agreement – Colliers

U.S. LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	<Signed> Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	<Signed> Andrew Morales
Name:Andrew Morales
Title: Associate Director
Address for Notice: 40 King St. W., 62nd Floor Toronto, Ontario, M5W 2X6 Attn: Steve Holyman Telecopier No.: [REDACTED] Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

U.S. LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	<Signed> Angelos Karistinos
Name: Angelos Karistinos
Title: Commercial Credit Officer
Address for Notice: 181 Bay Street Toronto, Ontario M5J 2V8 Attn: Angelos Karistinos Telecopier No.: [REDACTED] Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

U.S. LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	<Signed> Martin Danaj
Name: Martin Danaj
Title: Executive Director

Per:	<Signed> Stephen Redding
Name: Stephen Redding
Title: Managing Director

Address for Notice: 161 Bay Street, Floor 8 Toronto, Ontario M5J 2S8 Attn: Stephen Redding Telecopier No.: [REDACTED] Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

U.S. LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	<Signed> Gavin Vigo
Name: Gavin Virgo
Title: Director

Per:	<Signed> David Torrey
Name: David Torrey
Title: Managing Director

Address for Notice: The Exchange Tower 130 King Street West, Suite 3100 Toronto, Ontario M5X 1J9 Attn: Gavin Virgo / David Torrey Telecopier No.: [REDACTED] Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

U.S. LENDERS CONT’D

U.S. BANK NATIONAL ASSOCIATION

Per:	<Signed> Kenneth S. Wong
Name: Kenneth S. Wong
Title: Senior Vice-President
Address for Notice: 4747 Executive Drive La Jolla, CA 92121 Attn: Kenneth S. Wong / Patrick Villani Telecopier No.: Email:

Third Amended and Restated Credit Agreement – Colliers

U.S. LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	<Signed> Jeff McInenly
Name: Jeff McInenly
Title: Director

Per:
Name:
Title:

Address for Notice: 22 Adelaide Street West, Suite 2200 Toronto, ON M5H 4E3 Attn: Jeff McInenly Telecopier No.: [REDACTED] Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

US LENDERS CONT’D

MIZUHO BANK, LTD.

Per:	<Signed> Deborah Cullen
Name: Deborah Cullen
Title: Director

Per:
Name:
Title:

Address for Notice: 100 Yonge Street, Suite 1102 Toronto, Ontario M5C 2W1 Attn: Ambar Bansal Telecopier No.: Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

UK LENDERS

THE toronto-dominion BANK, London Branch

Per:	<Signed> Philip Bates
Name: Philip Bates
Title: MD European Corporate Banking

Per:
Name:
Title:
Address for Notice: 60 Threadneedle Street London, United Kingdom EC2R 8AP Attn: Telecopier No.: Email:

Third Amended and Restated Credit Agreement – Colliers

UK LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.

Per:	<Signed> Lynn Braun
Name: Lynn Braun
Title: Executive Director
Address for Notice: 2029 Century Park E, Floor 38 Los Angeles, CA Attn.: Lynn Braun Telecopier No.: [REDACTED] Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

UK LENDERS CONT’D

BANK OF MONTREAL, London Branch

Per:	<Signed> Richard Pittam
Name: Richard Pittam
Title: MD

Per:	<Signed> Scott Matthews
Name: Scott Matthews
Title: CFO

Address for Notice: 100 King Street West, 5th Floor Toronto, Ontario M5X 1H3 Attn: Sean P. Gallaway Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

UK LENDERS CONT’D

HSBC UK BANK plc

Per:	<Signed> Adam Mahmoud
Name: Adam Mahmoud
Title: Relationship Director, International Subsidiary Banking

Per:
Name: Simon Addis
Title: Director, International Subsidiary Banking
Address for Notice: 6th Floor 71 Queen Victoria Street London, EC4V 4AY Attn: Adam Mahmoud Telecopier No.: [REDACTED] Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

UK LENDERS CONT’D

HSBC BANK CANADA

Per:	<Signed> Scott Morrison
Name: Scott Morrison
Title: Director, Large Corporate Banking

Per:	<Signed> Jesse MacMasters
Name: Jesse MacMasters
Title: Head, Large Corporate Banking Ontario & Atlantic
Address for Notice: 16 York Street, 6th Floor Toronto, Ontario L3R 0M3 Attn: Scott Morrison Telecopier No.: [REDACTED] Email:

Third Amended and Restated Credit Agreement – Colliers

UK LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	<Signed> Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	<Signed> Andrew Morales
Name: Andrew Morales
Title: Associate Director

Address for Notice: 40 King St. W., 62nd Floor Toronto, Ontario, M5W 2X6 Attn: Steve Holyman Telecopier No.: [REDACTED] Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

UK LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	<Signed> Angelos Karistinos
Name: Angelos Karistinos
Title: Commercial Credit Officer
Address for Notice: 181 Bay Street Toronto, Ontario M5J 2V8 Attn: Angelos Karistinos Telecopier No.: Email:

Third Amended and Restated Credit Agreement – Colliers

UK LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	<Signed> Gavin Virgo
Name: Gavin Virgo
Title: Director

Per:	<Signed> David Torrey
Name: David Torrey
Title: Managing Director

Address for Notice: The Exchange Tower 130 King Street West, Suite 3100 Toronto, Ontario M5X 1J9 Attn: Gavin Virgo / David Torrey Telecopier No.: [REDACTED] Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

UK LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	<Signed> Jeff McInenly
Name: Jeff McInenly
Title: Director

Per:
Name:
Title:

Address for Notice: 22 Adelaide Street West, Suite 2200 Toronto, ON M5H 4E3 Attn: Jeff McInenly Telecopier No.: [REDACTED] Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

UK LENDERS CONT’D

MIZUHO BANK, LTD.

Per:	<Signed> Deborah Cullen
Name: Deborah Cullen
Title: Director

Per:
Name:
Title:

Address for Notice: 100 Yonge Street, Suite 1102 Toronto, Ontario M5C 2W1 Attn: Ambar Bansal Telecopier No.: Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

UK LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE, London Branch

Per:	<Signed> Hortense DeGroote
Name: Hortense DeGroote
Title: Executive Director

Per:	<Signed> Roger Harvey
Name: Roger Harvey
Title: Managing Director
Address for Notice: 150 Cheapside London, EC2V 6ET United Kingdom Attn: Hortense DeGroote Telecopier No.: [REDACTED] Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

UK LENDERS CONT’D

U.S. BANK NATIONAL ASSOCIATION

Per:	<Signed> Kenneth S. Wong
Name: Kenneth S. Wong
Title: Senior Vice-President
Address for Notice: 4747 Executive Drive La Jolla, CA 92121 Attn: Kenneth S. Wong / Patrick Villani Telecopier No.: [REDACTED] Email:

Third Amended and Restated Credit Agreement – Colliers

COLLIERS EMEA LENDERS

THE toronto-dominion BANK, London Branch

Per:	<Signed> Philip Bates
Name: Philip Bates
Title: MD European Corporate Banking

Per:
Name:
Title:
Address for Notice: 60 Threadneedle Street London, United Kingdom EC2R 8AP Attn: Telecopier No.: Email:

Third Amended and Restated Credit Agreement – Colliers

COLLIERS EMEA LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.

Per:	<Signed> Lynn Braun
Name: Lynn Braun
Title: Executive Director
Address for Notice: 2029 Century Park E, Floor 38 Los Angeles, CA 90067-2901 Attn.: Lynn Braun Telecopier No.: [REDACTED] Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

COLLIERS EMEA LENDERS CONT’D

BANK OF MONTREAL, London Branch

Per:	<Signed> Richard Pittam
Name: Richard Pittam
Title: MD

Per:	<Signed> Scott Matthews
Name: Scott Matthews
Title: CFO

Address for Notice: 100 King Street West, 5th Floor Toronto, Ontario M5X 1H3 Attn: Sean P. Gallaway Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

COLLIERS EMEA LENDERS CONT’D

HSBC UK BANK plc

Per:	<Signed> Adam Mahmoud
Name: Adam Mahmoud
Title: Relationship Director, International Subsidiary Banking

Per:
Name:
Title:

Address for Notice: 6th Floor 71 Queen Victoria Street London, EC4V 4AY Attn: Adam Mahmoud Telecopier No.: Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

COLLIERS EMEA LENDERS CONT’D

HSBC BANK CANADA

Per:	<Signed> Scott Morrison
Name: Scott Morrison
Title: Director, Large Corporate Banking

Per:	<Signed> Jesse MacMasters
Name: Jesse MacMasters
Title: Head, Large Corporate Banking Ontario & Atlantic
Address for Notice: 16 York Street, 6th Floor Toronto, Ontario L3R 0M3 Attn: Scott Morrison Telecopier No.: [REDACTED] Email:

Third Amended and Restated Credit Agreement – Colliers

COLLIERS EMEA LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	<Signed> Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	<Signed> Andrew Morales
Name: Andrew Morales
Title: Associate Director

Address for Notice: 40 King St. W., 62nd Floor Toronto, Ontario, M5W 2X6 Attn: Steve Holyman Telecopier No.: [REDACTED] Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

COLLIERS EMEA LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	<Signed> Angelos Karistinos
Name: Angelos Karistinos
Title: Commercial Credit Officer
Address for Notice: 181 Bay Street Toronto, Ontario M5J 2V8 Attn: Angelos Karistinos Telecopier No.: Email:

Third Amended and Restated Credit Agreement – Colliers

COLLIERS EMEA LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	<Signed> Gavin Virgo
Name: Gavin Virgo
Title: Director

Per:	<Signed> David Torrey
Name: David Torrey
Title: Managing Director

Address for Notice: The Exchange Tower 130 King Street West, Suite 3100 Toronto, Ontario M5X 1J9 Attn: Gavin Virgo / David Torrey Telecopier No.: [REDACTED] Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

COLLIERS EMEA LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	<Signed> Jeff McInenly
Name: Jeff McInenly
Title: Director

Per:
Name:
Title:

Address for Notice: 22 Adelaide Street West, Suite 2200 Toronto, ON M5H 4E3 Attn: Jeff McInenly Telecopier No.: ([REDACTED] Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

COLLIERS EMEA LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE, London Branch

Per:	<Signed> Hortense DeGroote
Name: Hortense DeGroote
Title: Executive Director

Per:	<Signed> Roger Harvey
Name: Roger Harvey
Title: Managing Director
Address for Notice: 150 Cheapside London, EC2V 6ET United Kingdom Attn: Hortense DeGroote Telecopier No.: [REDACTED] Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

COLLIERS EMEA LENDERS CONT’D

MIZUHO BANK, LTD.

Per:	<Signed> Deborah Cullen
Name: Deborah Cullen
Title: Director

Per:
Name:
Title:

Address for Notice: 100 Yonge Street, Suite 1102 Toronto, Ontario M5C 2W1 Attn: Ambar Bansal Telecopier No.: Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

COLLIERS EMEA LENDERS CONT’D

U.S. BANK NATIONAL ASSOCIATION

Per:	<Signed> Kenneth S. Wong
Name: Kenneth S. Wong
Title: Senior Vice-President
Address for Notice: 4747 Executive Drive La Jolla, CA 92121 Attn: Kenneth S. Wong / Patrick Villani Telecopier No.: [REDACTED] Email:

Third Amended and Restated Credit Agreement – Colliers

AUSTRALIAN LENDER

HSBC BANK AUSTRALIA LIMITED

Signed for HSBC BANK AUSTRALIA LIMITED (ABN 48 006 434 162) by its duly appointed attorney under power of attorney in the presence of:

<Signed> Jonah Clarkson	<Signed> Nadia Ladak
Witness Signature

Jonah Clarkson	Nadia Ladak
Print Name	Print Name

Address for Notice:
Level 36, Tower 1, International Towers Sydney
100 Barangaroo Avenue, Sydney NSW 2000 Australia
Attn: Aloysius David

Telecopier No.: [REDACTED]
Email: [REDACTED]

Third Amended and Restated Credit Agreement – Colliers

SCHEDULE “A” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT AND CANADIAN ADMINISTRATION AGENT, BANK OF MONTREAL, CHICAGO BRANCH, AS U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

LIST OF UNRESTRICTED ENTITIES

[REDACTED]

SCHEDULE “B” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT AND CANADIAN ADMINISTRATION AGENT, BANK OF MONTEAL, CHICAGO BRANCH, AS U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

FORM OF REPAYMENT NOTICE

TO:

BANK OF MONTREAL, as Administration Agent and Canadian Administration Agent, BANK OF MONTREAL, CHICAGO BRANCH, as U.S. Administration Agent, BMO CAPITAL MARKETS, as Sustainability Structuring Agent or BANK OF MONTREAL, LONDON BRANCH, as European Administration Agent or HSBC BANK AUSTRALIA LIMITED, as Australian Agent

c/o

Bank of Montreal
as Administration Agent
250 Yonge Street, 11th Floor

Toronto, Ontario M5B 2L7

Attention: Manager, Agency Services

Fax: [REDACTED]

Email: [REDACTED]

FROM:	COLLIERS INTERNATIONAL GROUP INC., COLLIERS MACAULAY NICOLLS INC., COLLIERS INTERNATIONAL HOLDINGS (USA), INC., GLOBESTAR LIMITED, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, COÖPERATIE CMN NETHERLANDS HOLDCO U.A. or COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED

DATE:	●

1	This Repayment Notice is delivered to you pursuant to Section [2.2] [6.1] of the Third Amended and Restated Credit Agreement (as in effect on the date hereof, the “Credit Agreement”) dated as of May 27, 2022. All capitalized terms used in this Drawdown Notice shall have the respective meanings set forth in the Credit Agreement.

2	The undersign[s] [ed] hereby submit[s] the following [permanent] Repayment [and cancellation]:

Bankers’ Acceptances:
Canadian Prime Rate Loan:
U.S. Base Rate Loan:
U.S. Prime Rate Loan:

Australian Base Rate Loan
SOFR Loan:
Australian Bank Bill Rate Loan
[Commitment Termination Amount]

3	The representations and warranties set forth in the Credit Agreement were true and accurate in all material respects when made and continue to be true and accurate in all material respects on the date hereof.

4	No event has occurred and is continuing which constitutes an Event of Default or which would constitute an Event of Default with the giving of notice and/or the lapse of time or both.

Yours very truly,

COLLIERS INTERNATIONAL GROUP INC., as a Canadian Borrower

Per:
Name:
Title:

COLLIERS MACAULAY NICOLLS INC., as a Canadian Borrower

Per:
Name:
Title:

COLLIERS INTERNATIONAL HOLDINGS (USA), INC., as U.S. Borrower

Per:
Name:
Title:

GLOBESTAR LIMITED, a company incorporated in England and Wales with registration number 05159841, as a UK Borrower

Per:
Name:
Title:

COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, a company incorporated in England and Wales with registration number 10053084, as a UK Borrower

Per:
Name:
Title:

COÖPERATIE CMN NETHERLANDS HOLDCO U.A., as Dutch Borrower

Per:
Name:
Title:

COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, as Australian Borrower

Per:
Name:
Title:

SCHEDULE “C” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT AND CANADIAN ADMINISTRATION AGENT, BANK OF MONTEAL, CHICAGO BRANCH, AS U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

FORM OF TRANSFER CERTIFICATE1

TO:	BANK OF MONTREAL, as Administration Agent and Canadian Administration Agent

AND TO:	BANK OF MONTREAL, CHICAGO BRANCH, as U.S. Administration Agent

AND TO:	BANK OF MONTREAL, LONDON BRANCH, as European Administration Agent

AND TO:	HSBC BANK AUSTRALIA LIMITED, as Australian Agent

AND TO:	ISSUING BANK

AND TO:	SWINGLINE LENDERS

AND TO:	COLLIERS INTERNATIONAL GROUP INC., COLLIERS MACAULAY NICOLLS INC., COLLIERS INTERNATIONAL HOLDINGS (USA), INC., GLOBESTAR LIMITED, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, COÖPERATIE CMN NETHERLANDS HOLDCO U.A. AND COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED

WHEREAS Colliers International Group Inc. (the “Canadian Borrower”), Colliers Macaulay Nicolls Inc. (“CMN”), Colliers International Holdings (USA), Inc. (the “U.S. Borrower”), Globestar Limited (the “UK Borrower”), Colliers International EMEA Holdings Limited (“Colliers EMEA), Coöperatie CMN Netherlands Holdco U.A. (the “Dutch Borrower”) and Colliers International Holdings (Australia) Limited (the “Australian Borrower” and together with the Canadian Borrower, CMN the U.S. Borrower, the UK Borrower, Colliers EMEA and the Dutch Borrower, the “Borrowers”), the Subsidiaries named on the execution pages thereto as Guarantors, the banks named on the execution pages thereof as lenders (the “Lenders”), BMO Capital Markets, as Co-Lead Arranger, Sole Bookrunner and Sustainability Structuring Agent, Bank of Montreal, as Administration Agent and Canadian Administration Agent (the “Agent”), Bank of Montreal, Chicago Branch, as U.S. Administration Agent, Bank of Montreal, London Branch, as European Administration Agent and HSBC Bank Australia Limited, as Australian Agent, entered into a Third Amended and Restated Credit Agreement (as in effect on the date hereof, the “Credit Agreement”) dated as of May 27, 2022 whereby the Lenders agreed to grant the Borrowers (a) the Canadian Revolving Facility including the Canadian Swingline Facility (as both are defined in the Credit Agreement) in an aggregate amount of up to U.S.$[●],000,000 to be made available to the Canadian Borrower by the Canadian Lenders, (b) the U.S. Revolving Facility including the U.S. Swingline Facility (as both are defined in the Credit Agreement) in an aggregate amount not exceeding U.S.$[●],000,000 to be made available to the U.S. Borrower by the U.S. Lenders, (c) the UK Revolving Facility (as defined in the Credit Agreement) in an aggregate amount of up to U.S.$[●],000,000 to be made available to the UK Borrower by the UK Lenders, (d) the Colliers EMEA Revolving Facility (as defined in the Credit Agreement) in an aggregate amount not exceeding U.S.$[●],000,000 to be made available to Colliers EMEA and the Dutch Borrower by the Colliers EMEA Lenders and (e) the Australian Revolving Facility including the Australian Swingline Facility (as both are defined in the Credit Agreement) in an aggregate amount not exceeding U.S.$[●],000,000 to be made available to the Australian Borrower by the Australian Lenders;

__________________________

1 WARNING. Please seek Dutch legal advice (i) until the interpretation of the term "public" (as referred to in Article 4.1(1) of the Capital Requirements Directive (EU/575/2013)) has been published by the competent authority, if any amount lent to a Dutch borrower is to be transferred which is less than EUR 100,000 (or the foreign currency equivalent thereof); and (ii) as soon as the interpretation of the term "public" has been published by the competent authority, if the New Lender is considered to be part of the public on the basis of such interpretation.

AND WHEREAS pursuant to and in accordance with Sections 14.3 and 14.4 of the Credit Agreement the undersigned Lender may assign or transfer to, in the case of assignments by a U.S. Lender, a Person which can comply with Section 7.11(a) of the Credit Agreement, otherwise, any other Person, all or any portion of its rights, benefits and/or obligations under the Credit Agreement in relation to a portion of such Lender’s Commitment of not less than U.S.$2,500,000 with respect to each particular Facility; provided that in the case of any assignment or transfer by a Lender there is a corresponding assignment or transfer by its related Lender under each of the Facilities (which may, in certain circumstances be the same institution) to related assignees under each Facility (which may, in certain circumstances be the same institution) of an amount which bears the same proportion to the related Lender’s Commitment as the amount assigned or transferred by the original assigning Lender bears to its Commitment;

AND WHEREAS the undersigned Lender (the “Transferor”) wishes to assign and to transfer to ● (the “Transferee”) certain of the rights, benefits and obligations of the Transferor under the Credit Agreement specified herein;

NOW THEREFORE in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Transferor and the Transferee agree as follows:

5	All capitalized terms defined in the Credit Agreement and not otherwise defined herein have the same meaning as in the Credit Agreement.

6	The Transferor with respect to the [Canadian Facility] [U.S. Facility] [UK Facility] [Colliers EMEA Facility] [Australian Facility] U.S.$● being the Equivalent Amount of the principal amount of outstanding Borrowings made by such Lender as of the date hereof, assigns and transfers to the Transferee U.S.$● and thereby transferring such portion of the rights, benefits and obligations of the Transferor in respect of the principal amount of the Transferor’s Commitment (collectively the “Transferred Rights, Benefits and Obligations”).

7	The Transferee, upon payment of the agreed amount therefor to the Transferor in immediately available funds as such parties shall have agreed, accepts the transfer of the Transferred Rights, Benefits and Obligations (the “Transfer”) and accepts and assumes the Transferred Rights, Benefits and Obligations (the “Assumption”).

8	Upon the effectiveness of such Transfer, the Transferor’s Participation shall be U.S.$● and the Transferee’s Participation shall be U.S.$●.

9	The Transfer and the Assumption are governed by and subject to Sections 14.3 and 14.4 of the Credit Agreement.

10	The Transferee acknowledges and confirms that it has not relied upon and that the Transferor has not made any representation or warranty whatsoever as to the due execution, legality, effectiveness, validity or enforceability of the Credit Agreement, the Continuing Guarantees or any other documentation or information delivered by the Transferor to the Transferee in connection therewith or for the performance thereof by any party thereto or for the financial condition of the Borrowers or the Guarantors. All representations, warranties and conditions express or implied by law or otherwise are hereby excluded. Such sale, transfer and assignment is without recourse to the Transferor.

11	The Transferee represents and warrants that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of an investigation into the financial condition, creditworthiness, affairs, status and nature of the Borrowers and the Guarantors and has not relied and will not hereafter rely on the Transferor to appraise or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrowers or the Guarantors.

12	Each of the Transferor and the Transferee represents and warrants to the other, that it has the capacity and power to enter into the Transfer and the Assumption in accordance with the terms hereof and to perform its obligations arising therefrom, and all action required to authorize the execution and delivery hereof and the performance of such obligations has been duly taken.

13	The Transferee will execute and deliver to the Agent a joinder, or other writing acceptable to Agent, to the Allocation and Exchange Mechanism Agreement, dated as of the Effective Date, among Agent and Lenders establishing a mechanism for the allocation and exchange of interests in the Loans, participations in Letters of Credit and collections thereunder.

14	[[The Transferee confirms, for the benefit of the Agent and without liability to any Borrower, that it is:

(a)	[a Qualifying Lender (other than a treaty lender);]

(b)	[a Treaty Lender;]

(c)	[not a Qualifying Lender][2].

15	[The Transferee confirms that the person beneficially entitled to interest payable to that Lender in respect of an advance under a Loan Document is either:

(a)	a company resident in the United Kingdom for United Kingdom tax purposes; or

(b)	a partnership, each member of which is:

(i)	a company so resident in the United Kingdom; or

(ii)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(c)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company.][3]

16	[The Transferee confirms that it holds a passport under the HMRC DT Treaty Passport scheme (reference number [●]) and is tax resident in [●][4], so that interest payable to it by Relevant Borrowers (as defined by Section 7.6(d)) is generally subject to full exemption from UK withholding tax, and requests that the [Agent] notify:

__________________________

2 Delete as applicable - each New Lender is required to confirm which of these three categories it falls within.

3 Include if New Lender comes within subparagraph (a)(ii) (a UK Non-Bank Lender) of the definition of Qualifying Lender.

4 Insert jurisdiction of tax residence.

(a)	the Relevant Borrowers as at the Transfer Date; and

(b)	that it wishes that scheme to apply to the Agreement.][5]

17	Each of the Transferor and Transferee hereby agree that the Transfer and Assumption, in accordance with the terms hereof, shall be effected and effective five (5) Business Days from the date hereof.

18	This Transfer Certificate may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

19	This Transfer Certificate shall be governed by and construed in accordance with the laws of the Province of Ontario, Canada.

__________________________

5 Include if New Lender holds a passport under the HMRC DT Treaty Passport scheme and wishes that scheme to apply to the Agreement.

DATED this ____ day of ________________, ____.

TRANSFEREE	TRANSFEROR

Per:	Per:
Name:	Name:
Title:	Title:

Per:	Per:
Name:	Name:
Title:	Title:

The Canadian Borrower, the Canadian Agent, the U.S. Agent, the European Agent and the Australian Agent, as the case may be, the Canadian Swingline Lenders, the U.S. Swingline Lender and the Issuing Banks hereby acknowledge and confirm that [Transferee] ____________ is an acceptable Transferee in accordance with the applicable provisions of the Credit Agreement and (ii) that the Canadian Borrower and the Canadian Agent, U.S. Agent, European Agent and Australian Agent, as the case may be, the Canadian Swingline Lenders, the U.S. Swingline Lender and the Issuing Banks have received an executed copy of this Transfer Certificate.

DATED this ____ day of ________________, ____.

COLLIERS INTERNATIONAL GROUP INC.

Per:
Name:
Title:

BANK OF MONTREAL, as Administration Agent and Canadian Administration Agent

Per:
Name:
Title:

BANK OF MONTREAL, CHICAGO BRANCH, as U.S. Administration Agent

Per:
Name:
Title:

BANK OF MONTREAL, LONDON BRANCH, as European Agent

Per:
Name:
Title:

HSBC BANK AUSTRALIA LIMITED, as Australian Agent

Per:
Name:
Title:

BANK OF MONTREAL, as a Canadian Swingline Lender

Per:
Name:
Title:

THE TORONTO-DOMINION BANK, as a Canadian Swingline Lender

Per:
Name:
Title:

JPMORGAN CHASE BANK, N.A., as U.S. Swingline Lender

Per:
Name:
Title:

HSBC BANK AUSTRALIA LIMITED, as Australian Swingline Lender

Per:
Name:
Title:

BANK OF MONTREAL, as an Issuing Bank

Per:
Name:
Title:

THE TORONTO-DOMINION BANK, as an Issuing Bank

Per:
Name:
Title:

THE TORONTO-DOMINION BANK, NEW YORK BRANCH, as an Issuing Bank

Per:
Name:
Title:

JPMORGAN CHASE BANK, N.A., as an Issuing Bank

Per:
Name:
Title:

BANK OF MONTREAL, CHICAGO BRANCH, as an Issuing Bank

Per:
Name:
Title:

BANK OF AMERICA, N.A., as an Issuing Bank

Per:
Name:
Title:

HSBC BANK AUSTRALIA LIMITED, as an Issuing Bank

Per:
Name:
Title:

SCHEDULE “D” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT AND CANADIAN ADMINISTRATION AGENT, BANK OF MONTEAL, CHICAGO BRANCH, AS U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

FORM OF CONVERSION NOTICE

TO:

BANK OF MONTREAL, as Administration Agent and Canadian Administration Agent, BANK OF MONTREAL, CHICAGO BRANCH, as U.S. Administration Agent or BANK OF MONTREAL, LONDON BRANCH, as European Administration Agent, BMO CAPITAL MARKETS, as Sustainability Structuring Agent or HSBC BANK AUSTRALIA LIMITED, as Australian Agent

c/o

Bank of Montreal,

as Administration Agent
250 Yonge Street, 11th Floor

Toronto, Ontario M5B 2L7

Attention: Manager, Agency Services

Fax: [REDACTED]

Email: [REDACTED]

FROM:	COLLIERS INTERNATIONAL GROUP INC., COLLIERS MACAULAY NICOLLS INC., COLLIERS INTERNATIONAL HOLDINGS (USA), INC., GLOBESTAR LIMITED, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, COÖPERATIE CMN NETHERLANDS HOLDCO U.A. or COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED

DATE:	●

1	This Conversion Notice is delivered to you pursuant to Sections 2.2 and 2.3 of the Third Amended and Restated Credit Agreement (as in effect on the date hereof, the “Credit Agreement”) dated as of May 27, 2022. All capitalized terms used in this Conversion Notice shall have the respective meanings set forth in the Credit Agreement.

2	We hereby request a Conversion as follows:

(a)	Date of Conversion:

(b)	Type of Advance to be converted from:

(c)	Amount of Advance (or portion thereof) to be converted:

(d)	Type of Advance to be converted into:

(e)	Interest Period of Advance (or portion thereof) to be Converted into (if applicable):

3	The representations and warranties set forth in the Credit Agreement were true and accurate in all material respects when made and continue to be true and accurate in all material respects on the date hereof.

4	No event has occurred and is continuing which constitutes an Event of Default or which would constitute an Event of Default with the giving of notice and/or the lapse of time or both.

Yours very truly,

COLLIERS INTERNATIONAL GROUP INC., as a Canadian Borrower

Per:
Name:
Title:

COLLIERS MACAULAY NICOLLS INC., as a Canadian Borrower

Per:
Name:
Title:

COLLIERS INTERNATIONAL HOLDINGS (USA), INC., as U.S. Borrower

Per:
Name:
Title:

GLOBESTAR LIMITED, a company incorporated in England and Wales with registration number 05159841, as a UK Borrower

Per:
Name:
Title:

COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, a company incorporated in England and Wales with registration number 10053084, as a UK Borrower

Per:
Name:
Title:
I have the authority to bind the Company

COÖPERATIE CMN NETHERLANDS HOLDCO U.A., as Dutch Borrower

Per:
Name:
Title:

COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, as Australian Borrower

Per:
Name:
Title:

SCHEDULE “E” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT AND CANADIAN ADMINISTRATION AGENT, BANK OF MONTEAL, CHICAGO BRANCH, AS U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

FORM OF DRAWDOWN NOTICE

TO:

BANK OF MONTREAL, as Administration Agent and Canadian Administration Agent, BMO CAPITAL MARKETS, as Sustainability Structuring Agent, BANK OF MONTREAL, CHICAGO BRANCH, as U.S. Administration Agent or BANK OF MONTREAL, LONDON BRANCH, as European Administration Agent or HSBC BANK AUSTRALIA LIMITED, as Australian Agent

c/o

Bank of Montreal,

as Administration Agent
250 Yonge Street, 11th Floor

Toronto, Ontario M5B 2L7

Attention: Manager, Agency Services

Fax: [REDACTED]

Email: [REDACTED]

or c/o (in the case of a Drawdown under the Australian Facility only)

HSBC Bank Australia
Level 36, Tower 1, International Towers Sydney
100 Barangaroo Avenue, Sydney NSW 2000 Australia
Attn: Niranga Nanayakkara
Telecopier No.: [REDACTED]
Email: [REDACTED]

FROM:	COLLIERS INTERNATIONAL GROUP INC., COLLIERS MACAULAY NICOLLS INC., COLLIERS INTERNATIONAL HOLDINGS (USA), INC., GLOBESTAR LIMITED, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, COÖPERATIE CMN NETHERLANDS HOLDCO U.A. or COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED

DATE:	●

1	This Drawdown Notice is delivered to you pursuant to Section 2.4 of the Third Amended and Restated Credit Agreement (as in effect on the date hereof, the “Credit Agreement”) dated as of May 27, 2022. All capitalized terms used in this Drawdown Notice shall have the respective meanings set forth in the Credit Agreement.

2	The undersigned hereby request[s] the following Drawdown on ●, 202●:

Bankers’ Acceptances:
Canadian Prime Rate Loan:
U.S. Base Rate Loan:
U.S. Prime Rate Loan:
Australian Base Rate Loan
SOFR Loan based on Adjusted Term SOFR:
SOFR Loan based on Adjusted Daily Simple SOFR: N/A re Australian Borrower
SONIA Loan
Australian Bank Bill Rate Loan

3	The undersigned hereby requests that the funds subject to the Drawdown[s] hereunder be deposited in the following account[s] and each account set forth below identifies the Loans to be deposited therein: ●

4	The representations and warranties set forth in the Credit Agreement were true and accurate in all material respects when made and continue to be true and accurate in all material respects on the date hereof.

5	No event has occurred and is continuing which constitutes an Event of Default or which would constitute an Event of Default with the giving of notice and/or the lapse of time or both.

Yours very truly,

COLLIERS INTERNATIONAL GROUP INC., as a Canadian Borrower

Per:
Name:
Title:

COLLIERS MACAULAY NICOLLS INC., as a Canadian Borrower

Per:
Name:
Title:

COLLIERS INTERNATIONAL HOLDINGS (USA), INC., as U.S. Borrower

Per:
Name:
Title:

GLOBESTAR LIMITED, a company incorporated in England and Wales with registration number 05159841, as a UK Borrower

Per:
Name:
Title:

COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, a company incorporated in England and Wales with registration number 10053084, as a UK Borrower

Per:
Name:
Title:
I have the authority to bind the Company

COÖPERATIE CMN NETHERLANDS HOLDCO U.A., as Dutch Borrower

Per:
Name:
Title:

COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, as Australian Borrower

Per:
Name:
Title:

SCHEDULE “F” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT AND CANADIAN ADMINISTRATION AGENT, BANK OF MONTEAL, CHICAGO BRANCH, AS U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

DETAILS OF ISSUE

TO:	COLLIERS INTERNATIONAL GROUP INC.

FROM:	●

DATE:	●

1	Principal Amount of Bankers’ Acceptances Issued and Maturity Date:

2	Reference Bankers’ Acceptance Discount Rate:

3	Amount of the Stamping Fee:

4	Net Proceeds:

5	Amount of Available Proceeds:

DATED at Toronto this __ day of ___________________, ____.

●

Per:
Name:
Title:

SCHEDULE “G” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT AND CANADIAN ADMINISTRATION AGENT, BANK OF MONTEAL, CHICAGO BRANCH, AS U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

FORM OF COMPLIANCE CERTIFICATE

TO:	BANK OF MONTREAL, as Canadian Agent

Reference is made to the Third Amended and Restated Credit Agreement dated as of May 27, 2022, by and among, amongst others, Colliers International Group Inc. (the “Canadian Borrower”), Colliers Macaulay Nicolls Inc. (“CMN”), Colliers International Holdings (USA), Inc. (the “U.S. Borrower”), Globestar Limited (the “UK Borrower”), Colliers International EMEA Holdings Limited (“Colliers EMEA”), Coöperatie CMN Netherlands Holdco U.A. (the “Dutch Borrower”) and Colliers International Holdings (Australia) Limited (the “Australian Borrower” and together with the Canadian Borrower, CMN, the U.S. Borrower, the UK Borrower, Colliers EMEA and the Dutch Borrower, the “Borrowers”), the Subsidiaries named on the execution pages thereto as Guarantors, the banks named on the execution pages thereof as lenders (the “Lenders”), BMO Capital Markets, as Co-Lead Arranger, Sole Bookrunner and Sustainability Structuring Agent, Bank of Montreal, Administration Agent and Canadian Administration Agent (the “Agent”), Bank of Montreal, Chicago Branch, as U.S. Administration Agent, Bank of Montreal, London Branch, as European Administration Agent and HSBC Bank Australia Limited, as Australian Agent (as in effect on the date hereof, the “Credit Agreement”). All capitalized terms used herein and not otherwise defined shall have the same meaning ascribed thereto in the Credit Agreement.

I, the undersigned, ●, in my capacity as [Chief Financial Officer or Treasurer] of the Canadian Borrower and not personally, after making due enquiry, hereby certify to the Agents and each of the Lenders that the following, to the best of my knowledge, is true and correct as of the date hereof:

1	The representations and warranties set forth in Section 8.1 of the Credit Agreement were true and accurate in all material respects when made and continue to be true and accurate in all material respects on the date hereof.

2	The Borrowers and the Guarantors are each in compliance with all of the covenants and other terms and conditions under the Credit Agreement.

3	Pursuant to Section 8.2(h)[(i) or (ii)] of the Credit Agreement, enclosed are the following financial statements of the Canadian Borrower for the period ending ________, 20__ (the “Reporting Period”):

[Unaudited consolidated financial statements for the Quarter of Canadian Borrower ended _______, 20__ and the unaudited financial statements of the Canadian Borrower for the same Quarter prepared on a basis that excludes Unrestricted Entities from the consolidation.]

OR

[Audited consolidated financial statements for the Fiscal Year of the Canadian Borrower ended _________, 20__ and the unaudited financial statements of the Canadian Borrower for the same Fiscal Year prepared on a basis that excludes Unrestricted Entities from the consolidation.]

These statements are all in reasonable detail, fairly presenting the financial position and results of operation of the Canadian Borrower as at the date thereof and for such periods, and have been prepared in accordance with GAAP as of _______________, [subject to audit and year end adjustments and to be included for delivery of Quarterly statements only] applied consistently, subject to such adjustments as may be required to exclude Unrestricted Entities from the consolidation. I hereby certify that these statements are accurate and correct in all material respects.

All changes to the financial statements affected by changes in GAAP since ___________________ (or the application thereof by the Canadian Borrower) are reflected on the attached Schedule “I” reconciling all line items affected by such changes in GAAP, with reasonable explanation as to the affects of GAAP on each line item.

4	The following are the financial calculations necessary to determine the Canadian Borrower’s compliance with the financial covenants contained in Section 8.4 of the Credit Agreement which are required to be reported as of _________, 20__:

(a)	Total Debt/Consolidated EBITDA Ratio
Compliance Yes/No
(b)	Interest Coverage Ratio
Compliance Yes/No

Attached hereto as Schedule “II” are the details of Normalizing Adjustments to Consolidated EBITDA made in calculating the Total Debt/Consolidated EBITDA Ratio for the Reporting Period.

5	No Default or Event of Default occurred and is continuing [or: Attached hereto as Schedule “III” are the particulars of a Default or Event of Default which has occurred and is continuing].

6	Attached hereto as Schedule “IV” is a report on Dispositions made during the Reporting Period in excess of an aggregate of U.S.$25,000,000.

7	Attached hereto as Schedule “V” is a report on outstanding Hedging Agreements entered into or guaranteed by the Canadian Borrower and its Subsidiaries and the amounts secured under Hedging Agreements.

8	Attached hereto as Schedule “VI” is a report on the aggregate initial investment value of all Unrestricted Entities which continue to qualify as Unrestricted Entities as at the end of the Reporting Period.

9	Attached hereto as Schedule “VII” is a report setting forth the EBITDA for each Borrower and each of its Subsidiaries, on an individual basis, for the previous Fiscal Year.

10	Based on the Pricing Ratio, for the Reporting Period the Applicable Margins are:

Canadian Prime Rate Margin	%

U.S. Base Rate Margin	%
U.S. Prime Rate Margin	%
Australian Base Rate Margin	%
Acceptance Fee
SOFR Margin or SONIA Margin, as applicable
Australian Bank Bill Rate Margin
Letter of Credit Fee
Commitment Fees

CERTIFIED at Toronto, this __ day of ___________________, ____.

[name of officer]

SCHEDULE “I”

Changes in GAAP Applied to the Enclosed Financial Statements

SCHEDULE “II”

Normalizing Adjustments to Consolidated EBITDA

SCHEDULE “III”

Defaults or Events of Default

[to be completed if any Default or Event of Default has occurred or is continuing]

SCHEDULE “IV”

Dispositions

[to be completed if there have been Dispositions made during the Reporting Period in excess of an aggregate of U.S. $25,000,000]

SCHEDULE “V”

Hedging Agreements

[to be completed to report on outstanding Hedging Agreements entered into and the amounts secured under the Hedging Agreements]

SCHEDULE “VI”

Aggregate investment value of all Unrestricted Entities

SCHEDULE “VII”

Borrower and Subsidiary EBITDA

SCHEDULE “H-1” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT AND CANADIAN ADMINISTRATION AGENT, BANK OF MONTEAL, CHICAGO BRANCH, AS U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

CANADIAN COMMITMENTS

Canadian Facilities
Lenders	Canadian Swingline A Commitment	Canadian Swingline B Commitment	Canadian Revolving Facility Commitment	Total Canadian Commitment
U.S. Bank National Association			$[REDACTED]	$[REDACTED]
The Toronto-Dominion Bank	$ [REDACTED]		$[REDACTED]	$[REDACTED]
Bank of Montreal		$[REDACTED]	$[REDACTED]	$[REDACTED]
JPMorgan Chase Bank, N.A., Toronto Branch			$ [REDACTED]	$[REDACTED]
Mizuho Bank, Ltd.			$[REDACTED]	$[REDACTED]
HSBC Bank Canada			$ REDACTED]	$[REDACTED]
The Bank of Nova Scotia			$[REDACTED]	$[REDACTED]
Bank of America, N.A., Canada Branch			$[REDACTED]	$[REDACTED]
Canadian Imperial Bank of Commerce			$[REDACTED]	$[REDACTED]
National Bank of Canada			$[REDACTED]	$[REDACTED]
Wells Fargo Bank, N.A., Canadian Branch			$[REDACTED]	$[REDACTED]
	$20,000,000.00	$15,000,000.00	$640,000,000	$675,000,000

SCHEDULE “H-2” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT AND CANADIAN ADMINISTRATION AGENT, BANK OF MONTEAL, CHICAGO BRANCH, AS U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

U.S. COMMITMENTS

U.S. Facilities
Lenders	U.S. Swingline Commitment	Sweep to Loan Commitment	U.S. Revolving Facility Commitment	Total U.S. Commitment
U.S. Bank National Association			$[REDACTED]	$[REDACTED]
The Toronto-Dominion Bank, New York Branch			$[REDACTED]	$[REDACTED]
Bank of Montreal, Chicago Branch		$[REDACTED]	$[REDACTED]	$[REDACTED]
JPMorgan Chase Bank, N.A.	$[REDACTED]		$[REDACTED]	$[REDACTED]
Mizuho Bank, Ltd.			$[REDACTED]	$[REDACTED]
HSBC Bank Canada			$[REDACTED]	$[REDACTED]
The Bank of Nova Scotia			$[REDACTED]	$[REDACTED]
Bank of America, N.A., Canada Branch			$[REDACTED]	$[REDACTED]
Canadian Imperial Bank of Commerce			$[REDACTED]	$[REDACTED]
National Bank of Canada			$[REDACTED]	$[REDACTED]
Wells Fargo Bank, N.A., Canadian Branch			$[REDACTED]	$[REDACTED]
	$20,000,000.00	$15,000,000.00	$365,000,000	$400,000,000

SCHEDULE “H-3” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT AND CANADIAN ADMINISTRATION AGENT, BANK OF MONTEAL, CHICAGO BRANCH, AS U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

UK COMMITMENTS

Lenders	UK Revolving Facility Commitment
The Toronto-Dominion Bank, London Branch	$[REDACTED]
Bank of Montreal, London Branch	$[REDACTED]
JPMorgan Chase Bank, N.A.	$[REDACTED]
Mizuho Bank, Ltd.	$[REDACTED]
The Bank of Nova Scotia	$[REDACTED]
HSBC UK Bank PLC and/or HSBC Bank Canada	$[REDACTED]
Bank of America N.A., Canada Branch	$[REDACTED]
National Bank of Canada	$[REDACTED]
Wells Fargo Bank, N.A., Canadian Branch	$[REDACTED]
Canadian Imperial Bank of Commerce, London Branch	$[REDACTED]
U.S. Bank National Association	$[REDACTED]
$175,000,000

SCHEDULE “H-4” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT AND CANADIAN ADMINISTRATION AGENT, BANK OF MONTEAL, CHICAGO BRANCH, AS U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

Colliers EMEA COMMITMENTS

Lenders	Colliers EMEA Revolving Facility Commitment
The Toronto-Dominion Bank, London Branch	$[REDACTED]
Bank of Montreal, London Branch	$[REDACTED]
JPMorgan Chase Bank, N.A.	$[REDACTED]
Mizuho Bank, Ltd.	$[REDACTED]
The Bank of Nova Scotia	$[REDACTED]
HSBC UK Bank PLC and/or HSBC Bank Canada	$[REDACTED]
Bank of America N.A., Canada Branch	$[REDACTED]
National Bank of Canada	$[REDACTED]
Wells Fargo Bank, N.A., Canadian Branch	$[REDACTED]
Canadian Imperial Bank of Commerce, London Branch	$[REDACTED]
U.S. Bank National Association	$[REDACTED]
$200,000,000

SCHEDULE “H-5” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT AND CANADIAN ADMINISTRATION AGENT, BANK OF MONTEAL, CHICAGO BRANCH, AS U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

AUSTRALIAN COMMITMENTS

Australian Facilities
Lenders	Australian Swingline Commitment	Australian Revolving Facility Commitment	Total Australian Commitment
HSBC Bank Australia Limited		$[REDACTED]	$[REDACTED]
	$0	$50,000,000.00	$50,000,000.00

SCHEDULE “H-6” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT AND CANADIAN ADMINISTRATION AGENT, BANK OF MONTEAL, CHICAGO BRANCH, AS U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

TOTAL COMMITMENTS

All Facilities
Lenders	Total Commitments All Facilities
The Toronto-Dominion Bank, The Toronto-Dominion, New York Branch and The Toronto-Dominion Bank, London Branch	$[REDACTED]
Bank of Montreal, Bank of Montreal, Chicago Branch and Bank of Montreal, London Branch	$ [REDACTED]
HSBC Bank Canada, HSBC Bank PLC and HSBC Bank Australia Limited	$ [REDACTED]
JPMorgan Chase Bank, N.A., Toronto Branch and JPMorgan Chase Bank, N.A.	$[REDACTED]
Mizuho Bank, Ltd.	$ [REDACTED]
U.S. Bank National Association	$ [REDACTED]
The Bank of Nova Scotia	$[REDACTED]
Bank of America, N.A., Canada Branch	$[REDACTED]
Canadian Imperial Bank of Commerce and Canadian Imperial Bank of Commerce, London Branch	$[REDACTED]
National Bank of Canada	$ [REDACTED]
Wells Fargo Bank, N.A., Canadian Branch	$[REDACTED]
$1,500,000,000

SCHEDULE “I” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT AND CANADIAN ADMINISTRATION AGENT, BANK OF MONTEAL, CHICAGO BRANCH, AS U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

FORM OF OFFICER’S CERTIFICATE RE: ACQUISITION FACILITY

TO:	BANK OF MONTREAL, as Canadian Agent and Sustainability Structuring Agent

AND TO:	BANK OF MONTREAL, CHICAGO BRANCH, as U.S. Agent

AND TO:	BANK OF MONTREAL, LONDON BRANCH, as European Agent

AND TO:	HSBC BANK AUSTRALIA LIMITED, as Australian Agent

Reference is made to the Third Amended and Restated Credit Agreement dated as of May 27, 2022, by and among, amongst others, Colliers International Group Inc. (the “Canadian Borrower”), Colliers Macaulay Nicolls Inc. (“CMN”), Colliers International Holdings (USA), Inc. (the “U.S. Borrower”), Globestar Limited (the “UK Borrower”), Colliers International EMEA Holdings Limited (“Colliers EMEA”), Coöperatie CMN Netherlands Holdco U.A. (the “Dutch Borrower”) and Colliers International Holdings (Australia) Limited (the “Australian Borrower” and together with the Canadian Borrower, CMN, the U.S. Borrower, the UK Borrower, Colliers EMEA and the Dutch Borrower, the “Borrowers”), the Subsidiaries named on the execution pages thereto as Guarantors, the banks named on the execution pages thereof as lenders (the “Lenders”), BMO Capital Markets, as Co-Lead Arranger, Sole Bookrunner and Sustainability Structuring Agent, Bank of Montreal, as Administration Agent and Canadian Administration Agent (the “Agent”), Bank of Montreal, Chicago Branch, as U.S. Administration Agent, Bank of Montreal, London Branch, as European Administration Agent and HSBC Bank Australia Limited, as Australian Agent (as in effect on the date hereof, the “Credit Agreement”). All capitalized terms used herein and not otherwise defined shall have the same meaning ascribed thereto in the Credit Agreement.

I, the undersigned, ●, in my capacity as [Chief Financial Officer] of the Canadian Borrower and [● the Chief Financial Officer of the U.S. Borrower], [● the Chief Financial Officer of ●, the UK Borrower], [● the Chief Financial Officer of Colliers EMEA], [● the Chief Financial Officer of the Australian Borrower], [● the Chief Financial Officer of the Dutch Borrower] and not personally, after making due enquiry, hereby certify to the Agents and each of the Lenders that the following, to the best of my knowledge, is true and correct as of the date hereof:

11	The proposed Borrowing on [date] shall be used by the undersigned in financing an acquisition of ● which is an Eligible Business (“Eligible Business”).

12	As the result of the completion of the acquisition of such business, the projected EBITDA derived specifically through the transaction of business by such acquired business in Singapore, in countries which are members of the OECD and/or are member countries of the European Union coupled with the EBITDA derived specifically through the transaction of business by the Canadian Borrower and its Subsidiaries (other than Unrestricted Entities) in Singapore, in countries which are members of the OECD and/or member countries of the European Union, is not less than 85% of Consolidated EBITDA.

13	It is the opinion of the Canadian Borrower or, where the Canadian Borrower has identified the existence of potentially Hazardous Materials, a third party environmental consultant engaged by the Canadian Borrower of experience and reputation reasonably satisfactory to such Agent that such Eligible Business has been and can continue to be conducted in compliance with any applicable Environmental Laws and that no material adverse change in the earnings of the applicable Acquisition Entity or the Canadian Borrower shall result therefrom.

14	That no Event of Default or event which with notice or the passage of time or both will become an Event of Default or will occur as a consequence of such acquisition.

15	[That the Borrowers have received the consent of the Majority Lenders to the proposed acquisition.][Note – required if Total Debt to Consolidated EBITDA is at 3.25;1 or higher, determined on a pro forma basis after giving effect to the proposed acquisition.] [That the Total Debt to Consolidated EBITDA is less than 3.25:1, determined on a pro forma basis after giving effect to the proposed acquisition.]

16	That we have caused [or will cause within thirty (30) days of the completion of the acquisition, or such longer period as the Agent may consent to,] the Acquisition Entity to execute and deliver, in favour of the Administration Agent, to the extent such Acquisition Entity meets the criteria set forth in the definition of Guarantor, the Continuing Guarantee.

The undersigned agrees that the proposed Borrowing is conditional upon the Administration Agent having received confirmation that all conditions set out in Section 8.2 of the Credit Agreement have been satisfied.

CERTIFIED at Toronto, this _____ day of _______________, ______.

colliers international group inc.
Per:
Name:
Title: [Chief Financial Officer]

COLLIERS INTERNATIONAL HOLDINGS (USA), INC.
Per:
Name:
Title: [Chief Financial Officer]

[●]

Per:
Name:
Title: [Chief Financial Officer]

[●]

Per:
Name:
Title: [Chief Financial Officer]

[●]

Per:
Name:
Title: [Chief Financial Officer]

[●]

Per:
Name:
Title: [Chief Financial Officer]

SCHEDULE “J” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT AND CANADIAN ADMINISTRATION AGENT, BANK OF MONTEAL, CHICAGO BRANCH, AS U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

PERMITTED ENCUMBRANCES

[REDACTED]

NOTE:

Colliers International Mortgage Corporation, predecessor to Colliers Macaulay Nicolls Inc. (the “Subsidiary”), is a party to six mortgage loan purchase agreements (each an “MLPA” and collectively the “MLPAs”) dating from 2006 and 2007 in respect of commercial mortgage backed securitization transactions as described in numbers 1 through 6 of the above chart (each, a “Securitization Transaction”).

Each MLPA contains a repurchase obligation, which is standard and customary for transactions of this nature, on the part of the Subsidiary in the event of a Document Defect or Breach (each are defined terms in the applicable Pooling and Servicing Agreement in respect of each Securitization Transaction) relating to a mortgage loan that materially and adversely affects the interests of the Certificateholders (as defined in the applicable Pooling and Servicing Agreement) therein or the value of the affected mortgage loan. There are cure rights of the Subsidiary in the event of a Document Defect or Breach subject to the payment of costs related thereto. The provisions relating to such cure rights and repurchase obligations of the Subsidiary are more specifically outlined in the applicable Pooling and Servicing Agreement. The repurchase obligation may extend to all of the related cross-collateralized mortgage loans.

Neither the Borrowers nor the Subsidiary has received any notice in respect of any Securitization Transaction of an event that would constitute a Breach or a Document Defect as described above.

SCHEDULE “K” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT AND CANADIAN ADMINISTRATION AGENT, BANK OF MONTEAL, CHICAGO BRANCH, AS U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

FORM OF [u.s.] [uk] [Colliers EMEA] [AUSTRALIAN] PROMISSORY NOTE

, 20__

U.S.$●

FOR VALUE RECEIVED [Colliers International Holdings (USA), Inc.] [Globestar Limited] [Colliers International EMEA Holdings Limited] [Coöperatie CMN Netherlands Holdco U.A.] [Colliers International Holdings (Australia) Limited (the “Borrower”) hereby promises to pay to the order of ● [name of Lender] (the “Lender”) at ● or such other address or to such account as the Lender may direct, in accordance with the terms of the Third Amended and Restated Credit Agreement dated as of May 27, 2022 by and among, amongst others, Colliers International Group Inc. (the “Canadian Borrower”), Colliers Macaulay Nicolls Inc., (“CMN”), Colliers International Holdings (USA), Inc. (the “U.S. Borrower”), Globestar Limited (the “UK Borrower”), Colliers International EMEA Holdings Limited (“Colliers EMEA”), Coöperatie CMN Netherlands Holdco U.A. (the “Dutch Borrower”) and Colliers International Holdings (Australia) Limited (the “Australian Borrower” and together with the Canadian Borrower, CMN, the U.S. Borrower, the UK Borrower, Colliers EMEA and the Dutch Borrower, the “Borrowers”), the Subsidiaries named on the execution pages thereto as Guarantors, the banks named on the execution pages thereof as lenders (the “Lenders”), BMO Capital Markets, as Co-Lead Arranger, Sole Bookrunner and Sustainability Structuring Agent, Bank of Montreal, as Administration Agent and Canadian Administration Agent (the “Agent”), Bank of Montreal, Chicago Branch, as U.S. Administration Agent, Bank of Montreal, London Branch, as European Administration Agent and HSBC Bank Australia Limited, as Australian Agent, as same may be amended, supplemented, revised, restated or replaced from time to time, (the “Credit Agreement”), the lesser of (a) [U.S.$● Lender’s Commitment] or (b) the outstanding amount of Borrowings from time to time made by such Lender to Borrower under the [U.S. Facilities] [UK Revolving Facility] [Colliers EMEA Revolving Facility] [Australian Revolving Facility], such amount as determined by the Lender’s Participation, in any case with interest thereon calculated and payable as set out in the Credit Agreement, until the occurrence of an Event of Default when the entire principal amount together with accrued but unpaid interest shall become due and payable in accordance with the terms of the Credit Agreement.

On the Final Maturity Date any amounts then remaining unpaid, including principal and interest, shall be immediately paid by the Borrower to the Lender without the presentment, notice, demand or observance of any other formality whatsoever.

This Promissory Note is the promissory note referred to in, and issued pursuant to the Credit Agreement and is subject to and governed by the terms and conditions thereof. Capitalized terms used but not defined herein shall have the meaning set forth in the Credit Agreement. Reference is made to the Credit Agreement for provisions regarding mandatory and optional payments and prepayments hereof, acceleration of the maturity hereof by the Lender upon the happening of certain stated events, and rates of interest after default.

This Promissory Note is evidence of the indebtedness of the Borrower under the Credit Agreement, and is secured by the agreements and instruments referred to in the Credit Agreement, all as more particularly described and provided therein, and is entitled to the benefits thereof.

The Borrower hereby waives diligence, demand, presentment, protest and notice of any kind, and assents to extensions of the time of payment, release, surrender or substitution of security, or forbearance or other indulgence, without notice. The Borrower agrees to pay all amounts of principal, interest, and fees under this Promissory Note without offset, deduction, claim, counterclaim, defense or recoupment, all of which are hereby waived by the Borrower.

This Promissory Note may not be changed, modified or terminated orally, but only by an agreement in writing signed by the Borrower or any successor or assign of the Borrower and the Lender or any holder hereof.

In the event the Lender or any holder hereof shall retain or engage legal counsel to collect, enforce or protect its interests with respect to this Promissory Note, the Borrower shall pay all of the reasonable costs and expenses of such collection, enforcement or protection, including reasonable legal fees, whether or not suit is instituted.

This Promissory Note shall be governed by and construed in accordance with the laws of the [State of Delaware], and shall be binding upon the successors and assigns of the Borrower and inure to the benefit of the Lender and its successors, endorsees and assigns. If any term or provision of this Promissory Note shall be held invalid, illegal or unenforceable, the validity of all other terms and provisions hereof shall in no way be affected thereby.

[signature page follows]

[COLLIERS INTERNATIONAL HOLDINGS (USA), INC., as U.S. Borrower]

Per:
Name:
Title:

[GLOBESTAR LIMITED, a company incorporated in England and Wales with registration number 05159841, as a UK Borrower]

Per:
Name:
Title:

[COÖPERATIE CMN NETHERLANDS HOLDCO U.A., as Dutch Borrower]

Per:
Name:
Title:

[COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, a company incorporated in England and Wales with registration number 10053084, as a UK Borrower]

Per:
Name:
Title:
I have the authority to bind the Company

[COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, as Australian Borrower]

Per:
Name:
Title:

SCHEDULE “L” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT AND CANADIAN ADMINISTRATION AGENT, BANK OF MONTEAL, CHICAGO BRANCH, AS U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

FORM OF SUSTAINABILITY CERTIFICATE

TO:	Bank of Montreal, in its capacity as Administration Agent

AND TO:	BMO Capital Markets, in its capacity as Sustainability Structuring Agent

AND TO:	Each of the Lenders

Reference is made to the Third Amended and Restated Credit Agreement dated as of May 27, 2022, by and among, amongst others, Colliers International Group Inc. (the “Canadian Borrower”), Colliers Macaulay Nicolls Inc. (“CMN”), Colliers International Holdings (USA), Inc. (the “U.S. Borrower”), Globestar Limited (the “UK Borrower”), Colliers International EMEA Holdings Limited (“Colliers EMEA”), Coöperatie CMN Netherlands Holdco U.A. (the “Dutch Borrower”) and Colliers International Holdings (Australia) Limited (the “Australian Borrower” and together with the Canadian Borrower, CMN, the U.S. Borrower, the UK Borrower, Colliers EMEA and the Dutch Borrower, the “Borrowers”), the Subsidiaries named on the execution pages thereto as Guarantors, the banks named on the execution pages thereof as lenders (the “Lenders”), BMO Capital Markets, as Co-Lead Arranger, Sole Bookrunner and Sustainability Structuring Agent, Bank of Montreal, as Administration Agent and Canadian Administration Agent (the “Agent”), Bank of Montreal, Chicago Branch, as U.S. Administration Agent, Bank of Montreal, London Branch, as European Administration Agent and HSBC Bank Australia Limited, as Australian Agent (as in effect on the date hereof, the “Credit Agreement”). All capitalized terms used herein and not otherwise defined shall have the same meaning ascribed thereto in the Credit Agreement.

This Sustainability Certificate is delivered pursuant to Section 8.2(h)(iv) of the Credit Agreement.

The undersigned [name], [title] of the Canadian Borrower, hereby certifies that, as of the date of this Sustainability Certificate, I have made or caused to be made such investigations as are necessary or appropriate for the purposes of this Sustainability Certificate and:

(a)	attached hereto as Exhibit A is a true and complete copy of the Sustainability Report for the Canadian Borrower for the Financial Year ending December 31 [year], and GHG Emission Intensity, the Percentage of Women in Management Roles and Percentage of WELL Certified Properties disclosed therein have been verified by the Sustainability Auditor on a limited assurance or specified procedures basis.

(b)	attached hereto as Exhibit B is a schedule setting forth each Adjustment to the Applicable Margin and the Applicable Sustainability Margin Adjustment for the fiscal year ending December 31, [year], and the calculations applicable thereto.

Dated this ● day of ●, ●.

colliers international group inc.

Per:
Name:
Title:

Exhibit A to Sustainability Certificate

See attached.

Exhibit B to Sustainability Certificate

The most recent GHG Emission Intensity, Percentage of Women in Management Roles and Percentage of WELL-Certified Properties for the most recently completed Fiscal Year are as follows:

GHG Emission Intensity	[___]%
Percentage of Women in Management Roles	[___]%
Percentage of WELL-Certified Properties	[___]%

and such certification shall constitute, in the absence of manifest error, prima facie evidence of the foregoing.

Based solely on the foregoing the resulting Applicable Sustainability Margin Adjustment is as follows:

Applicable Sustainability Margin Adjustment (% per annum)
GHG Emission Intensity (A)	[-/+][___]%
Percentage of Women in Management Roles (B)	[-/+][___]%
Percentage of WELL-Certified Properties (C)	[-/+][___]%
Total / Applicable Sustainability Margin Adjustment (sum of A, B and C)	[-/+][___]%

accordingly, effective as of [__]6 and until the next Sustainability Margin Adjustment Date, the Applicable Margin shall be [__].

__________________________

6 Three (3) Business Days immediately following date of this Sustainability Certificate.

SCHEDULE “M” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT AND CANADIAN ADMINISTRATION AGENT, BANK OF MONTEAL, CHICAGO BRANCH, AS U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

BASELINE SUSTAINABILITY LEVELS

Baseline GHG Emission Intensity

6.75 Kg CO2e/square feet

Baseline Percentage of Women in Management Roles

36%